HYPOTHEKENBANK IN ESSEN AG

RECEIVED
2005 DEC 21 P 2:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Hypothekenbank in Essen AG ♦ Postfach 101861 ♦ 45018 Essen ♦ Germany

Gildehofstrasse 1
45127 Essen
Germany
www.essenhyp.com
info@essenhyp.com
Tel.: +49 201 8135-0
Fax: +49 201 8135-200

Bank Details:
Deutsche Bundesbank
Filiale Essen
Account No.: 360 096 10
BIC Code: HYES DE 3E

Commerzbank AG
Bank Code 360 400 39
Account No.: 177 64 75

Registered Letter / Advice of Delivery

Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
450 Fifth Street, NW
Washington D.C. 20549
United States

05013438

Your ref.	Your message	Our ref.	Extension	Essen
		UM	-486	15.12.05

SUPPL

File No. 824883 – Frequent Issuer Status of Hypothekenbank in Essen AG

Dear Sir or Madam,

Please find enclosed the Interim Report as of September 30, 2005 (English version), Essen Hyp's website as of November 30, 2005 (English version), the Press Release of Hypothekenbank in Essen AG as of December 1, 2005 (German and English version) and the Press Release of Hypothekenbank in Essen AG as of December 13, 2005 (German and English version).

We would be obliged if you could confirm that you have received this information by returning the enclosed answer form to us.

Thank you very much for your assistance.

Yours faithfully,

Hypothekenbank in Essen
Aktiengesellschaft

PROCESSED
DEC 21 2005
THOMSON FINANCIAL

12/21

HYPOTHEKENBANK IN ESSEN AG

Press release of Hypothekenbank in Essen AG as of December 1, 2005

Essen Hyp captures the U.S. market with its new Pfandbrief

On December 1, 2005 Hypothekenbank in Essen AG, one of the world's biggest private issuers in the Jumbo and Global Pfandbrief segment, priced its first USD Pfandbrief issued in accordance with Rule 144a. This Pfandbrief which has a total issuance volume of USD 1 billion was launched under the bank's MTN Program and has a term of five years. The Pfandbief will be listed on the Luxembourg Stock Exchange.

Hubert Schulte-Kemper, Chairman of the Board of Managing Directors, was particularly proud to announce that 34% of the total issuance volume was placed with U.S. investors. This is the biggest success ever for a Jumbo Pfandbrief in the United States. This success can be ascribed to Essen Hyp's strong commitment to public relationship management including, in particular, establishing and intensifying investor relations during international roadshows.

The fact that some 43% of the Pfandbrief was placed with Asian investors is another clear proof of Essen Hyp's successful roadshow management. Essen Hyp is determined to continue this way and plans a number of roadshows for the years 2006 and 2007. In addition to winning new U.S. investors, Essen Hyp was also able to further diversify its investor base. Nearly 20% of the new Pfandbrief was placed with central banks. By the time the order book closed the issue was slightly oversubscribed.

The issue managers are Bear Stearns and Dresdner Kleinwort Wasserstein.

Essen Hyp's commitment to international roadshows bears fruit, which is reflected by the geographical diversification of its investor base. The total issuance volume outstanding of € 53 billion as of November 2005 has been placed with investors in 46 countries.

The spread over 5-year U.S. Treasuries is 45 basis points. The USD amounts are converted into euros by means of a cross currency swap. The all-in spread over 6-month EURIBOR is –1 basis point.

Your contact for additional information

Hypothekenbank in Essen AG
Dr. Kerstin Kipper
Corporate Communications
Phone: +49 201 8135 626
Fax: +49 201 8135 135
E-mail: kerstin.buetefuehr@essenhyp.com

Pressemitteilung der Hypothekenbank in Essen AG; 1.12.2005

Essen Hyp erobert mit Pfandbrief den US-Markt

Die Hypothekenbank in Essen AG, eines der weltweit größten privaten Emissionshäuser im Jumbo und Global Pfandbriefsegment, hat am 1. Dezember ihren ersten Global Pfandbrief in Dollar unter der US-Vorgabe Rule 144a gepriced. Der aus dem MTN-Programm emittierte Öffentliche Pfandbrief beziffert ein Volumen in Höhe von 1 Mrd. USD. Das Listing der mit einer Laufzeit von fünf Jahren ausgestatteten Anleihe wird an der Börse Luxemburg erfolgen.

Besonders stolz war der Vorstandsvorsitzende Hubert Schulte-Kemper darüber, dass 34% des Volumens bei US-Investoren platziert werden konnte. - Einen solcher Platzierungserfolg in den USA konnte der Jumbo Pfandbrief bisher nicht verzeichnen. Dieser Erfolg ist auf die intensive und hochwertige Kontaktpflege im Rahmen von Roadshows zurückzuführen.

Auch die Platzierungsquote von rund 43% im asiatischen Raum ist ein Beleg für das exzellente Roadshowmanagement der Essen Hyp. Diesen Weg wird die Essen Hyp auch durch vielfältige Roadshows in den Jahren 2006 und 2007 konsequent weiter verfolgen. Neben der Gewinnung neuer US Investoren konnte die Investorenbasis insgesamt weiter diversifiziert werden. Der Anteil an Zentralbanken lag bei knapp 20%. Bei Schließung des Buchs war das Emissionsvolumen leicht überzeichnet.

Das Mandat für die Emission teilen sich Bear Stearns und Dresdner Kleinwort Wasserstein.

Insgesamt zeigen sich die Bemühungen der Roadshows der Essener in der internationalen Vielfalt ihrer Investoren. Bis November 2005 konnte ein Gesamtvolumen i. Höhe von € 53 Milliarden Euro in 46 Ländern platziert werden.

Der Spread gegen die fünfjährige US-Treasury wird mit 45 Basispunkten angegeben. Mittels Cross Currency Swap wird die US Währung in Euro konvertiert. Der All in Spread gegen 6 Monats Euribor beläuft sich auf minus 1 Basispunkt.

Ansprechpartnerin für weitere Informationen:

Hypothekenbank in Essen AG

Dr. Kerstin Kipper

Corporate Communications

Tel: 0201/8135 626

Fax: 0201/8135 135

E-Mail: kerstin.kipper@essenhyp.com

HYPOTHEKENBANK IN ESSEN AG

Pressemitteilung der Hypothekenbank in Essen AG; 13.12.2005

Moody's stuft das Rating für Hypothekenpfandbriefe der Essen Hyp von Aa2 auf Aa1 herauf

Die internationale Ratingagentur Moody's hat am 12.12.2005 das Rating für die Hypothekenpfandbriefe der Essen Hyp von Aa2 auf Aa1 heraufgestuft.

Das Upgrade basiert im Wesentlichen auf folgenden Erwägungen:

- Bewertung der Kreditqualität des Deckungsstockes durch Moody's (der Deckungsstock besteht im Wesentlichen, d.h. zu ca. 75 %, aus durch wohnwirtschaftliche Objekte besicherten Hypothekendarlehen mit niedrigen Loan To Value-Ratios).
- Derzeitiges Emittentenrating der Essen Hyp durch Moody's (long term counterparty Rating) liegt derzeit bei A2, outlook stable.
- Pfandbriefgesetz-Vorgabe, dass eine barwertige Überdeckung von 2 % vorzuhalten ist. Darüber hinaus weist Moody's darauf hin, dass in der Analyse nicht davon ausgegangen wurde, dass eine weitere Überdeckung als verpflichtend vorgesehen ist.

Hinweis 1: Die Ratingmethode von Moody's lässt einen maximalen Notchingabstand des Hypothekenpfandbriefratings zum langfristigen Institutsrating (A2) von 4 Notches zu. Die Bewertung Aa1 schöpft diesen Rahmen vollständig aus.
Demgegenüber darf der Notchingabstand beim Öffentlichen Pfandbrief 5 Notches betragen. Mit dem Aaa-Rating der Öffentlichen Pfandbriefe der Essen Hyp ist auch dieser Rahmen vollständig ausgeschöpft.

Hinweis 2 : Die Ratingagentur Fitch Ratings bewertet die Hypothekenpfandbriefe der Essen Hyp mit AAA, also einen Notch besser als Moody's.

Ansprechpartnerin für weitere Informationen:
Hypothekenbank in Essen AG
Dr. Kerstin Kipper
Corporate Communications
Tel: 0201/8135 626
Fax: 0201/8135 135
E-Mail: kerstin.kipper@essenhyp.com

HYPOTHEKENBANK IN ESSEN AG

Press release of Hypothekenbank in Essen AG as of December 13, 2005

Moody's upgraded the rating of Essen Hyp's mortgage Pfandbriefe from Aa2 to Aa1

On December 12, 2005, Moody's Investors Service upgraded the rating of Essen Hyp's mortgage Pfandbriefe from Aa2 to Aa1.

The rating upgrade is based on the following considerations:

- Moody's view of the credit quality of the cover pool which is mainly comprised of low LTV residential mortgage loans (approx. 75%);
- Essen Hyp's current long-term issuer rating of A2, outlook stable;
- the 2% net present value over-collateralization required by the German Pfandbrief Act. Moody's notes that no further over-collateralization has been regarded as committed in the analysis.

Note 1: Pursuant to the rating methodology used by Moody's the gap between the mortgage Pfandbrief rating and the long-term issuer rating (A2) may not exceed 4 notches. Given that our mortgage Pfandbriefe are rated Aa1, this scope has been fully used.
The gap between the public-sector Pfandbrief rating and the long-term issuer rating may not exceed 5 notches. Given that our public-sector Pfandbriefe are rated AAA, this scope has been fully used.

Note 2: Fitch Ratings assigned an AAA rating to Essen Hyp's mortgage Pfandbriefe, i.e. their rating exceeds the Moody's rating by one notch.

Your contact for additional information:
Hypothekenbank in Essen AG
Dr. Kerstin Kipper
Corporate Communications
Phone: +49 201 8135 626
Fax: +49 201 8135 135
E-mail: kerstin.kipper@essenhyp.com

Interim Report
as of September 30, 2005

HYPOTHEKENBANK IN ESSEN AG


NANJING
Hengyang
GUANGZHOU
Wuzhou
Foshan
Zhanjiang
Macao
Hong Kong
Victoria
Haikou
Hainan
Taichung
Luzon
Mindoro
Palawan

A member of the COMMERZBANK

	Sep 30, 2005 in € m	Dec 31, 2004 in € m
Balance sheet total	86,289	79,461
Subscribed capital and reserves	699	654
Profit-sharing certificates	314	319
Subordinated liabilities	341	358
Claims outstanding		
Mortgage loans	7,100	7,258
Public-sector loans	35,636	33,102
Securities issued by other borrowers	35,308	30,588
Other loans/other claims	5,495	5,047
Liabilities		
to banks	15,211	15,041
to customers	3,623	4,160
Securitized liabilities	65,600	58,399

	Sep 30, 2005 in € m	Sep 30, 2004 in € m
New lending commitments		
Mortgage loans	850	1,821
Public-sector loans	8,386	3,187
Securities issued by other borrowers	9,429	9,187
Profit and loss account		
Net interest income	200.2	164.8
Net interest and commission income	195.7	157.9
General operating expenses	24.6	22.7
Operating result before provision for possible loan losses	172.1	135.8
Provision for possible loan losses	−49.4	−22.0
Operating result	124.5	113.8

Dear Business Colleagues,

Despite all prophecies of doom the U.S. economy continues to run at high speed, with GDP growth for the year as a whole projected at nearly 4%. However, given that crude oil prices are at record levels, this goes hand-in-hand with a strong pick-up in inflation. In September consumer prices rose 4.7% year-on-year, the strongest increase in 14 years. At the same time, however, inflation, excluding energy, dropped slightly from 2.3% in December 2004 to 2% in September 2005. In this environment the Federal Reserve continued its series of moderate interest rate hikes without interruption, raising the federal funds target rate from 2.25% at year-end 2004 to currently 3.75%. Despite this monetary tightening the overall yield increase for long-term government bonds was rather moderate, with, however, yields showing some strong upward and downward movements throughout the reporting period. By the end of September, information on rising commodity prices for U.S. companies triggered inflation concerns amongst bond market participants. As a result yields for 10-year U.S. Treasury Notes rose from somewhat more than 4.2% at year-end 2004 to just over 4.3% at the end of the reporting period. Japan has finally made its way through the valley of tears. The Bank of Japan's extremely accommodative monetary policy, combined with the

Comparison of bond yields in the United States and Germany
September 30, 2004 – September 30, 2005


%
percentage points
5.0
4.5
4.0
3.5
3.0
2.5
2.0
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Oct 04
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep 05

Source: Bloomberg

■ 10-year Treasury Notes (left scale)

10-year Bunds (left scale)

Spread of Treasury Notes over Bunds (right scale)

balance sheet restructuring of Japanese companies and banks, has paved the way for a sustainable economic recovery. The Japanese economy is projected to grow by more than 2% in 2005, thus outperforming the euro area for the third year in succession. This recovery rests on several pillars, with corporate investment, private consumption and export activity as the most important driving forces. Nevertheless, despite this economic upswing, Japan continues to be stuck in mild deflation.

In the euro area, in contrast, a sustainable economic recovery has yet to be seen. As before signs indicating a revival of economic activity have been few and far between. Favorable financing conditions and brisk corporate profits failed to translate into stronger demand within the euro area. Consequently economic growth in the euro area is projected at just around 1.5% in 2005. In light of this rather sluggish economic development the expectations of ECB interest rate hikes, which had prevailed at beginning of the period under review, had vanished completely by the end of June. However, the fact that the ECB adopted a slightly more hawkish tone in summer again triggered an increase in short-term rates. Despite the decrease of unions' bargaining power the ECB is concerned that the pick-up in inflation, mostly stemming from soaring crude oil prices, might drive the wage-price spiral upwards. In September 2005 the Harmonized Index of Consumer Prices rose 2.5% year-on-year. As a result the ECB will presumably once again miss its target of keeping average annual inflation close to but below the 2% mark in 2005.

In this environment 10-year Bund yields dropped from 3.68% at year-end 2004 to a historic low of 3.02% in September. At the end of the reporting period 10-year Bund yields stood at 3.15%. The spread of 10-year Pfandbriefe over Bunds with the same maturity mostly stayed below 10 basis points in the period under review.

Public-sector lending

The total volume of new public-sector lending commitments rose to €17.8bn in the period under review, compared to €12.4bn posted in the previous year. Loans and securities eligible to serve as cover account for €17.3bn (€10.2bn), or 97%, of this figure. The fact that the 10% limit on foreign loans in the cover pool ceased to apply to loans granted within the EU, resulted in a clear increase of foreign loans eligible for cover by some 160% to €6.8bn (€2.6bn in 2004). For the purpose of risk diversification, in particular, we are committed to further increasing the total volume of loans granted to foreign public-sector borrowers. The total volume of new loans granted to foreign borrowers, including those not eligible for cover, came to €7.2bn (€4.4bn). The majority of these loans went to Spain (€1.2bn compared to €0.3bn in 2004), Italy (€1.1bn compared to €1.2bn in 2004) and Portugal (€0.8bn compared to €0.1bn in 2004).

In the period under review Essen Hyp took securities issued by other borrowers and not eligible for cover totaling €0.5bn (€2.1bn) onto its books.

Breakdown of public-sector loans by borrowers as of September 30, 2005 in € bn


German public-sector borrowers
German entities governed by public law
Foreign public-sector borrowers and entities governed by public law
60
50
40
30
20
10
0
56
55
53
56
61
2001
2002
2003
2004
2005

Composition of our public-sector cover pool as of September 30, 2005 in %


Foreign territorial authorities and institutions governed by public law
16.8
Credit institutions governed by public law and savings banks
26.2
Public-sector credit institutions with special tasks (risk weighting of 0)
8.0
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities
8.2
The German Federal Government, the Federal Government's Special Fund and the German Federal States *(Länder)*
40.8
Total: €57.4bn

New lending commitments as of September 30, 2005

Breakdown by type of property in %


Logistics centers and warehouses
4.7
Other
3.1
Owner-occupied houses and condominiums
9.6
Apartment buildings
8.3
Office
48.0
Industrial
1.0
Retail
23.2
Hotels and restaurants
2.1

Total: approx. €0.9bn

Breakdown by region in %


Commercial properties East German Federal States
4.4
Residential properties outside Germany
5.9
Residential properties West German Federal States
10.5
Residential properties East German Federal States
1.5
Commercial properties outside Germany
52.6
Commercial properties West German Federal States
25.1

Real estate financing

As of September 30, 2005 new mortgage lending commitments totaled €0.9bn compared to €1.8bn for the first three quarters of 2004. The previous year's figure, however, includes the one-off effect from a portfolio acquisition of some €0.9bn. Adjusted for this one-off effect, new lending commitments in the reporting period maintained the previous year's level.

In the first three quarters of 2005 the total volume of new home loans to retail customers dropped to just €0.2bn compared to €1.4bn in the previous year. In October we therefore launched a special loan program of €350m for the financing of owner-occupied houses and condominiums in coordination with the Commerzbank AG. Featuring attractive loan terms, this program aims at both accelerating our activities in this business segment and at meeting retail customers' reservations about purchasing a home.

The total volume of new commercial lending commitments in Germany and abroad clearly increased in the period under review and came to €0.7bn compared to €0.4bn in the previous year. Our commercial lending activities mainly focused on office and administrative buildings, as well as retail space and logistics centers.

New commercial lending commitments outside Germany made an important contribution to the overall growth and accounted for €0.4bn compared to €0.2bn in 2004. Our main focus was on the United Kingdom where we granted €0.2bn, France where we granted €0.1bn and, to a smaller extent, Spain, Poland and the United States.

New lending commitments as of September 30, 2005
International real estate financing

Breakdown by countries in %


Spain 13.8
Retail 97.1
Hotels and restaurants 2.9
Poland 12.9
Office 29.9
Retail 70.1
France 18.8
Office 87.3
Residential/
apartment buildings 12.7
United States 14.3
Office 46.6
Apartment buildings 53.4
United Kingdom 35.2
Office 100.0
Belgium 5.0
Office 100.0

Total: €497.2m

Funding and balance sheet total

Essen Hyp raised funds totaling €30bn (€21.4bn) in the period under review. Of this figure, public-sector Pfandbriefe accounted for €16.7bn (€11.8bn), while mortgage Pfandbriefe accounted for €0.8bn (€0.9bn). Essen Hyp launched a new €1bn Jumbo Pfandbrief in September, which was placed via cooperative banks and savings banks. In addition to this, Essen Hyp issued unsecured bonds totaling €12.5bn (€8.7bn), most of which were placed via our Debt Issuance Program and our Commercial Paper Program.
As of September 30, 2005 our balance sheet total stood at €86.3bn compared to €79.5bn posted in 2004. This remarkable increase can mainly be ascribed to the fact that both our lending and funding activities were boosted by the legal changes resulting from the new Pfandbrief Act, which took effect in mid-2005. These changes include, in particular, the abolishment of the so-called *Umlaufgrenze*. Under the German Mortgage Bank Act *(HBG)*, which has now been replaced by the new Pfandbrief Act, *Umlaufgrenze* meant that the total volume of Pfandbriefe outstanding was limited to 60 times the liable capital of a credit institution. As mentioned above, this limit no longer exists under the new Pfandbrief legislation. In fact, there is no need to link the issuance volume to the liable capital of a credit institution, given that the Pfandbrief creditors' claims are secured by the assets in the cover pool. Under the new legislation the total volume of Pfandbriefe outstanding is therefore only linked to the total volume of cover assets.

Development of balance sheet total as of September 30, 2005 in € bn


86.3
25.4
80
70
60
50
40
30
20
10
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Following the abolishment of the *Umlaufgrenze,* which had previously blocked balance sheet growth, and in the light of excellent funding conditions, Essen Hyp clearly increased its capital market activities.

Profit and loss account

Essen Hyp's net interest income stood at €200.2m at the end of the reporting period, a 21.5% increase compared to the previous year's figure of €164.8m*. This development can mainly be ascribed to addi-

Figures from the profit and loss account in € m



195.7
180
160
157.9
140
120
100
80
60
40
20
0
22.7
24.6
0.6
1.0
22.0
49.4
113.8
124.5
Net interest and commission income
General operating expenses
Net other operating income and expenses
Provision for possible loan losses
Operating result
September 30, 2004
September 30, 2005

* The previous year's figures were adjusted to the following changes made in the presentation of our business results, which took effect on January 1, 2005:

1. Price gains and losses from notes are reported in the net provision for possible loan losses by means of cross-compensation (previously: net interest income).
2. Costs relating to the outsourcing of the administration of home loans, as well as income from EDP services are reported in the other administrative expenses (previously: net other operating income and expenses).

tional income from Essen Hyp's portfolio of public-sector loans, bonds and other fixed income securities which grew by some €7.3bn.
Net commission income, too, improved by €2.4m from €–6.9m to €–4.5m. This can above all be explained by a cutback in commission expenses due to a decrease in brokers' fees in the home loan segment. As a result net interest and commission income grew to €195.7m, an increase of €37.8m compared to the €157.9m posted in the previous year.
The €1.9m increase in general operating expenses to €24.6m (€22.7m) was mainly caused by higher personnel costs due to the implementation of Basel II, as well as by an increase in other administrative expenses for our investor roadshows and our 4th International Capital Market Conference which took place in June.
The bank's operating result before provision for possible loan losses came to €172.1m, an increase of €36.3m compared to the same period in the previous year (€135.8m).
Provision for possible loan losses rose from €–22m to €–49.4m. This is mainly due to the changes made to the presentation of our business results (see footnote for further details). Provision for possible loan losses not only includes the scheduled allocations to credit risk provisioning, which dropped below the previous year's level, but also income and expenses in accordance with cross-compensation pursuant to Section 340f (3) of the German Commercial Code *(HGB)*, which was impaired by an increase of the net expenses from securities operations.
Taking these figures into account, the bank's operating result before tax for the first three quarters of 2005 came to €124.5m, a 9.4% increase compared to the 113.8m reported in 2004.

Future prospects

In accordance with our statements in the Interim Report as of June 30, 2005 we remain confident that we will be able to maintain, or even improve, last year's return on equity after tax of 14.3%.

Essen, October 2005

The Board of Managing Directors



	Sep 30, 2005 in € m	Dec 31, 2004 in € m	Change in € m	in %
Claims on banks	17,668.4	16,036.6	1,631.8	10.2
a) mortgage loans	0.0	1.7	-1.7	-100.0
b) public-sector loans	12,221.7	11,148.0	1,073.7	9.6
c) other claims	5,446.7	4,886.9	559.8	11.5
Claims on customers	30,562.8	29,370.2	1,192.6	4.1
a) mortgage loans	7,100.0	7,256.2	-156.2	-2.2
b) public-sector loans	23,414.8	21,953.9	1,460.9	6.7
c) other claims	48.0	160.1	-112.1	-70.0
Bonds and other fixed income securities	36,160.1	31,936.2	4,223.9	13.2
a) bonds and notes	35,307.8	30,588.4	4,719.4	15.4
b) bonds and notes issued by Hypothekenbank in Essen AG	852.3	1,347.8	-495.5	-36.8
Liabilities to banks	15,210.5	15,041.2	169.3	1.1
a) registered mortgage Pfandbriefe issued	137.9	159.9	-22.0	-13.8
b) registered public-sector Pfandbriefe issued	753.0	721.2	31.8	4.4
c) other liabilities	14,319.6	14,160.1	159.5	1.1
Liabilities to customers	3,623.3	4,159.5	-536.2	-12.9
a) registered mortgage Pfandbriefe issued	769.9	734.6	35.3	4.8
b) registered public-sector Pfandbriefe issued	2,286.5	2,458.8	-172.3	-7.0
c) other liabilities	566.9	966.1	-399.2	-41.3
Securitized liabilities	65,600.4	58,398.5	7,201.9	12.3
a) mortgage Pfandbriefe issued	3,737.1	3,278.4	458.7	14.0
b) public-sector Pfandbriefe issued	54,420.4	49,391.4	5,029.0	10.2
c) other bonds and notes	7,442.9	5,728.7	1,714.2	29.9
Subordinated liabilities	341.3	357.7	-16.4	-4.6
Profit-sharing certificates	313.9	319.0	-5.1	-1.6
Capital and reserves	698.7	653.9	44.8	6.9
a) subscribed capital	314.0	269.3	44.7	16.6
b) capital reserve	384.7	384.6	0.1	0.0
Balance sheet total	**86,288.8**	**79,460.7**	**6,828.1**	**8.6**

	Jan 1 – Sep 30, 2005 in € m	Jan 1 – Sep 30, 2004 in € m	Change in € m	in %
Interest income from lending and money market transactions, fixed income securities and government-inscribed debt	2,201.4	2,191.0	10.4	0.5
Current income from shares and other variable-yield securities, participating interests, trade investments and holdings in affiliated companies	78.3	41.5	36.8	88.7
Interest paid	2,079.5	2,067.7	11.8	0.6
Net interest income	200.2	164.8	35.4	21.5
Commission received	2.0	2.7	–0.7	–25.9
Commission paid	6.5	9.6	–3.1	–32.3
Net commission income	*–4.5*	*–6.9*	*2.4*	*–34.8*
Net interest and commission income	195.7	157.9	37.8	23.9
Wages and salaries	9.4	8.3	1.1	13.3
Compulsory social security contributions	1.7	1.7	0.0	0.0
Other administrative expenses, including depreciation on tangible assets	13.5	12.7	0.8	6.3
General operating expenses	*24.6*	*22.7*	*1.9*	*8.4*
Net other operating income and expenses	1.0	0.6	0.4	66.7
Operating result before provision for possible loan losses	172.1	135.8	36.3	26.7
Provision for possible loan losses	–49.4	–22.0	–27.4	124.5
Income from selling securities treated as assets	1.8	0.0	1.8	100.0
Operating result	**124.5**	**113.8**	**10.7**	**9.4**

Average number of staff	151	138		
including: part-time staff and trainees	22	16		

The previous year's figures were adjusted to the following changes made in the presentation of our business results:

a) Interest income and provision for possible loan losses (realized price gains and losses from notes are now reported in the provision for possible loan losses)

b) Other administrative expenses and net other operating income and expenses (costs relating to the outsourcing of the administration of home loans, as well as income from EDP services are now reported in the other administrative expenses)

In accordance with Section 28 of the German Pfandbrief Act (PfandBG) the previous year's figures need to be published as of January 1, 2007.

Sections 28 (1) (1) – (3) of the German Pfandbrief Act (PfandBG)
Pfandbriefe outstanding and corresponding cover assets in € m

	Nominal value	Present value	Risk-adjusted present value
	Sep 30, 2005	Sep 30, 2005	Sep 30, 2005
a) Total amount outstanding			
Mortgage Pfandbriefe	4,571.9	4,649.9	4,569.5
Cover assets	4,815.9	5,318.8	5,040.5
of which: derivatives	0.0	0.0	0.0
of which: additional cover (securities issued by other borrowers)	425.0	563.5	511.4
Surplus cover	244.0	668.9	471.0

	Sep 30, 2005			
	<= 1 year	> 1 year <= 5 years	> 5 years <= 10 years	> 10 years
Supplementary to a): Maturity structure (remaining time to maturity)				
Mortgage Pfandbriefe	1,233.3	2,718.0	620.6	0.0
Cover assets	404.4	740.3	2,697.9	973.3
of which: additional cover (securities issued by other borrowers)	0.0	0.0	0.0	425.0

	Nominal value	Present value	Risk-adjusted present value
	Sep 30, 2005	Sep 30, 2005	Sep 30, 2005
b) Total amount outstanding			
Public-sector Pfandbriefe	55,853.9	57,311.8	55,878.7
Cover assets	57,387.3	61,710.1	59,260.4
of which: derivatives	0.0	0.0	0.0
Deduction: currency scenario	0.0	0.0	116.0
Surplus cover	1,533.4	4,398.3	3,265.7

	Sep 30, 2005			
	<= 1 year	> 1 year <= 5 years	> 5 years <= 10 years	> 10 years
Supplementary to b): Maturity structure (remaning time to maturity)				
Public-sector Pfandbriefe	12,014.8	35,005.1	8,283.5	550.5
Cover assets	3,411.7	22,020.9	23,805.2	8,149.5

Section 28 (2) (1a) of the German Pfandbrief Act (PfandBG)

Breakdown of mortgage loans serving as cover for mortgage Pfandbriefe by loan size

Mortgage loans serving as cover in € m

	Sep 30, 2005
<= €300,000	3,172.0
> €300,000 – €5,000,000	470.1
> €5,000,000	748.8
Total	4,390.9

Section 28 (2) (1b) and (1c) of the German Pfandbrief Act (PfandBG)
Breakdown of mortgage loans serving as cover for mortgage Pfandbriefe by countries in which the properties are located and by types of use Cover assets in € m

	Sep 30, 2005	
	Commercial	Residential
Germany		
Condominiums	—	653.2
Detached and semi-detached houses	—	2,404.8
Apartment buildings	—	517.5
Office	381.4	—
Retail	229.4	—
Industrial	58.8	—
Other commercial properties	116.6	—
Total	786.2	3,575.5
Belgium		
Apartment buildings	—	0.5
Office	1.0	—
Total	1.0	0.5
France		
Office	0.1	—
Total	0.1	0.0
The Netherlands		
Office	27.6	—
Total	27.6	0.0
Total	814.9	3,576.0

Section 28 (2) (2) of the German Pfandbrief Act (PfandBG)

Payments in arrears in respect of the mortgage loans serving as cover in € m

	Sep 30, 2005
Germany	
Total amount of payments in arrears for more than 90 days	0.5
Total	0.5

Section 28 (3) (1) of the German Pfandbrief Act (PfandBG)

Public-sector loans serving as cover for public-sector Pfandbriefe Cover assets in € m

	Sep 30, 2005
Austria	
Government	92.0
Other borrowers	1,193.1
Total	1,285.1
Belgium	
Government	27.8
Other borrowers	90.0
Total	117.8
Canada	
Regional authorities	324.3
Other borrowers	118.4
Total	442.7

	Sep 30, 2005
Cyprus	
Government	99.5
Total	99.5
Czech Republic	
Government	200.0
Local authorities	49.2
Other borrowers	12.7
Total	261.9
Finland	
Government	51.1
Total	51.1
France	
Government	2.5
Local authorities	12.9
Other borrowers	500.0
Total	515.4
Germany	
Government	1,106.7
Regional authorities	22,219.6
Local authorities	2,622.6
Other borrowers	21,791.9
Total	47,740.8
Greece	
Government	2.5
Other borrowers	35.0
Total	37.5

	Sep 30, 2005
Hungary	
Government	545.2
Other borrowers	50.0
Total	595.2
Iceland	
Other borrowers	105.0
Total	105.0
Italy	
Regional authorities	304.8
Local authorities	85.0
Total	389.8
Latvia	
Government	45.0
Total	45.0
Lithuania	
Government	39.0
Total	39.0
Poland	
Government	499.4
Total	499.4
Portugal	
Government	1,855.0
Total	1,855.0

	Sep 30, 2005
Slovakia	
Government	218.5
Total	218.5
Slovenia	
Government	54.1
Total	54.1
Spain	
Regional authorities	1,169.2
Other borrowers	333.0
Total	1,502.2
Sweden	
Government	86.9
Local authorities	133.9
Total	220.8
Switzerland	
Regional authorities	189.3
Total	189.3
The Netherlands	
Local authorities	3.8
Other borrowers	68.0
Total	71.8

	Sep 30, 2005
United Kingdom	
Other borrowers	26.0
Total	26.0
United States	
Government	84.4
Regional authorities	200.4
Local authorities	33.1
Other borrowers	59.9
Total	377.8
Other	
Government	452.8
Regional authorities	42.0
Other borrowers	151.8
Total	646.6
Total	57,387.3

Section 28 (3) (2) of the German Pfandbrief Act (PfandBG)

Total amount of payments in arrears for more than 90 days in € m

	Sep 30, 2005
Total (all countries)	0.0

Head Office

ESSEN
Gildehofstrasse 1
45127 Essen • Germany
PO Box 10 18 61
45018 Essen • Germany
Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-2 00
Internet: www.essenhyp.com
E-mail: info@essenhyp.com
Registered under HRB (Register of Companies) Essen No. 7083

Branches

BERLIN
Jägerstrasse 58
10117 Berlin • Germany
Tel.: +49 30 81 45 07-10
Fax: +49 30 81 45 07-29
E-mail: berlin@essenhyp.com

FRANKFURT
Westendstrasse 19
60325 Frankfurt/Main • Germany
Tel.: +49 69 17 20 65
E-mail: frankfurt@essenhyp.com

HAMBURG
Fleethof – Stadthausbrücke 1
20355 Hamburg • Germany
Tel.: +49 40 32 52 43-00
Fax: +49 40 32 52 43-29
E-mail: hamburg@essenhyp.com

MUNICH
Romanstrasse 43
80639 München • Germany
Tel.: +49 89 29 16 17-52
Fax: +49 89 29 16 17-54
E-mail: muenchen@essenhyp.com

Representative Offices

BRUSSELS
Rue de l'Amazone 2
1050 Bruxelles • Belgium
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96
E-mail: bruessel@essenhyp.com

LONDON
6th Floor
60 Gracechurch Street
London EC3V 0HR • Great Britain
Tel.: +44 20 72 83 41 43
Fax: +44 20 72 83 26 49
E-mail: london@essenhyp.com

NEW YORK
375 Park Avenue
26th Floor, Suite 2603
New York, NY 10152 • United States
Tel.: +1 212 7 50 88 55
Fax: +1 212 7 50 85 55
E-mail: newyork@essenhyp.com

PARIS
9, avenue de Friedland
75008 Paris • France
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39
E-mail: paris@essenhyp.com

Chairman of the Supervisory Board

ANDREAS DE MAIZIÈRE
(until September 15, 2005)

DR. ERIC STRUTZ
(since September 15, 2005)
Member of the Board of Managing Directors
of Commerzbank AG, Frankfurt/Main

Board of Managing Directors

HUBERT SCHULTE-KEMPER
Chairman

MICHAEL FRÖHNER

ESSEN HYP

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Keep up with the latest trends - Essen Hyp's 4th Capital Market Conference was a tremendous success



The 4th Capital Market Conference of Hypothekenbank in Essen AG, which took place at the Messe Essen on June 15 and 16, 2005, once again was the perfect venue for international financial experts to meet up and share their views. Some 500 analysts, academics and capital market players came to Essen in order to discuss the latest trends on the capital and *Pfandbrief* markets with some 60 top-class panelists. » **Read more...**

- **Impressions of the 4th Capital Market Conference**
- **Videos and Download presentations**

With effect from September 30, 2005 Hypothekenbank in Essen AG publishes the information required in accordance with Section 28 of the German Pfandbrief Act (PfandBG). » **Read more...**

- **Download Interim Report as of September 30, 2005**

Essen Hyp's business and earnings performance once again satisfactory at the end of the third quarter 2005.

- **Download Press Release of Hypothekenbank in Essen AG**

On March 17, 2005 Hypothekenbank in Essen AG

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Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody's Investors Service upgraded the rating of Essen Hyp's mortgage Pfandbriefe from Aa2 to Aa1.
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Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank's credit ratings to long-

RECEIVED
2005 DEC 21 P 2:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(Essen Hyp) presented its 2004 business results on the occasion of its traditional Annual Reception in the former coal mine Zeche Zollverein. The English version of our Annual Report 2004 is now available.

» Annual Report 2004 (English version)

▷ Impressions of our Annual Reception on March 17, 2005

International Real Estate Finance: Europe and North America



Whether office buildings or shopping malls - real estate financing has become a global business. Major first-class projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for banking partners who are familiar with the highly complex real estate business.
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term A with stable outlook from A- and short-term F1 from F2.
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Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
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Economic and Interest Rate Outlook G3
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Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! **» more**

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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Essen Hyp: Key competence in capital market business

The focus of Essen Hyp's business is on lending to national and international public-sector debtors. In addition the bank gives long-term mortgage loans to finance both commercial property and private housing.

Accordingly we make great use of the international capital markets on which, besides the "traditional" *Pfandbrief*, more and more Jumbo and Global *Pfandbriefe* are being issued.

Essen Hyp is one of the largest issuers of Jumbo *Pfandbriefe* worldwide.

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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A

On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.

» more (PDF)

Public-sector Pfandbrief rating upgraded

With effect from February 17, 2005 Moody´s upgraded the

rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» **more** (PDF)

Economic and Interest Rate Outlook G3
» **more**

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » **more**

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Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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Ratings and Analyses (as of: December 12, 2005)

Ratings	**S & P**	**Moody's**	**Fitch Ratings**
Pfandbriefe			
- public-sector	AAA	Aaa	AAA
- mortgage	not rated	Aa1	AAA
Long-term counterparty rating	BBB+ (outlook positive)	A2 (outlook stable)	A (outlook stable)
Short-term counterparty rating	A-2	P-1	F1
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	BBB+	A2	not rated
- Subordinated Debt	BBB	A3	not rated
Commercial Paper Program	A-2	P-1	not rated

Rating Reports

▷ **Standard & Poor's**	**Research update as of July 12, 2005** and **Rating analysis as of Aug 31, 2004**.
▷ **Moody's**	**Rating analysis as of June 2002** and **rating confirmation as of March 7, 2003.**
▷ **Fitch Ratings**	Extract as of November 3, 2005; the complete report can be obtained from Fitch.

(Acrobat Reader required. **Download Acrobat Reader**)

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Interest Rate Forecast G3

Economic and Interest Rate Outlook G3
for the United States, Euro Area, Japan 2005/2006

In line with my expectations and in defiance of all prophecies of doom U.S. economic growth is still running at high speed. During the first half of the year U.S. GDP grew by an annualized rate of 3.5%. Although the Federal Reserve has, in the meantime, raised its federal funds target rate from the 1% of June 2004 to 3,75% recently, the increase in U.S. yields that I predicted has still to come. The fact that there has been little reaction to this, is in my view caused by market participants' expectations that next year the Federal Reserve will stop its monetary tightening, keeping to a federal funds target rate level of 4.5% or even below. Since, in my opinion, the Federal Reserve will increase its key interest rate to 5% market participants will have to make an upwards adjustment to their very low money market expectations. This in turn will result in a noticeable yield increase on the U.S. bond market.

» **more (PDF)**

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vdp-Pfandbrief Curve



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Credit Research
Last update
November 2005
» **more**

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» **more (PDF)**

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» **more** (PDF)

Economic and Interest Rate Outlook G3
» **more**

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » **more**

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» **more**

HYPOTHEKENBANK IN ESSEN AG

Economic and Interest Rate Outlook G3

October 2005

United States | Euro Area | Japan





Dirk Chlench
Chief Economist
Hypothekenbank in Essen AG
dirk.chlench@essenhyp.com
Tel.: +49 02 01/81 35-4 42
Fax: +49 02 01/81 35-1 42

Editorial

Dear business partners,

In line with my expectations and in defiance of all prophecies of doom U.S. economic growth is still running at high speed. During the first half of the year U.S. GDP grew by an annualized rate of 3.5%. Although the Federal Reserve has, in the meantime, raised its federal funds target rate from the 1% of June 2004 to 3,75% recently, the increase in U.S. yields that I predicted has still to come. The fact that there has been little reaction to this, is in my view caused by market participants' expectations that next year the Federal Reserve will stop its monetary tightening, keeping to a federal funds target rate level of 4.5% or even below. Since, in my opinion, the Federal Reserve will increase its key interest rate to 5% market participants will have to make an upwards adjustment to their very low money market expectations. This in turn will result in a noticeable yield increase on the U.S. bond market.

My initially nonconformist opinion concerning another cut of key interest rates by the ECB has, in the mean time, found a lot of adherents so that for example yields on 2-year Bunds decreased by 50 basis points from their peak. Although in the euro area both low core inflation rate and cautious economic forecasts still indicate a loosening of the monetary reins, the pitch from the "Euro Tower" has become more hawkish. Thus, I no longer expect an ECB key interest rate reduction. The ECB will keep the key interest rate unchanged at 2% in the forecast period.

Japan no longer holds the last place in the world economy. The Land of Smiles has given this position to the euro area. Japanese GDP grew by an annualized rate of 3.8% in the first half of the year, mainly due to a surge in investments. The Bank of Japan's highly expansive policy, together with balance sheet adjustments of banks and companies, formed the foundation for a sustained upswing. I expect the Japanese economy to grow by 2.5% this and the coming year.

Dirk Chlench

Finished at September, 26 2005

United States

There's life in the old dog yet!

Against all odds and prophecies of doom the U.S. economy has shown no signs of weakness so far. When in spring several economic growth indicators showed a downward trend, various pessimists in the capital market saw the long predicted bust of U.S. economic growth come true. In fact U.S. GDP grew in the second quarter of 2005 by an annualized rate of 3.3% according to an preliminary estimate of the U.S. Department of Commerce. The biggest contribution to growth were private consumption, exports and investments in equipment and software. A noticeable burden for economic growth, however, resulted from the considerably reduced investments in inventory. Due to the fact that the inventory-sales ratio in the business sector has been at an historical low recently, and the mood in companies is in addition comparatively good despite the most recent natural catastrophes, companies will very likely increase investment in inventories in the coming quarters and, thus, contribute to GDP growth. Additionally given high retail sales (less automobiles) in July and August, which suggest buoyant consumption for the third quarter, a growth rate of almost 4% can still be expected for the third quarter. This expectation is despite the disruption to production in the states of Louisiana and Mississippi caused by hurricane Katrina - both states together make up less than 2% of aggregate U.S. GDP. But how will things progress after that, leaving aside the temporary impulse initiated by the rebuilding works in the regions devastated by the hurricane?

In the view of the pessimists three stumbling blocks will cook the goose of the undampened continuation of expansion: the rise of oil prices, the (supposed) consumer over-indebtedness and the drop of residential real estate prices.

Fact is that crude oil prices saw an all-time high at the end of August and have leveled off at such a high level, unimaginable to numerous experts even a fairly long time ago. Thus, according to my estimate, private households spent 35 billion U.S. dollars more on energy in the period from January to August 2005 than in the corresponding period of the previous year. It is also true that the savings rate of private households dropped below the zero mark in July. Moreover, private households already spend round 18.5% of their disposable income for fixed costs such as mortgage repayments, leasing rates, rent and real estate tax.


Energy costs of private households and crude oil price
Energy expenditures (LS)
Crude oil price (RS)

Sources: Global Insight, Bloomberg


Fixed expenditures of private households in % of disposable income

Source: Bloomberg

Nonetheless, growth of private consumption expenditure is not necessarily doomed to collapse. The above-mentioned oil price-related loss in purchasing power of around 35 billion U.S. dollars does not even correspond to 0.5% of disposable income. But given the year-on-year change rate of disposable income of 5.1% in July, it seems that private consumers could cope with the retarding effect resulting from the oil price increase. By far the most important factor for the growth of private consumption is the development of wages and salaries. As a result of the recovery on the labor market the latter rose by 6.9% in July compared to the same period of the previous year. Even when subtracting the year-on-year change rate of the consumption deflator, which rose to 2.5% in July, a total real wage and salary hike of 4.4% remains. Therefore, there is still enough financial scope for continued buoyant consumption, even if a moderately increasing savings rate is assumed. In addition to that the net wealth of private households, which has been growing strongly for two years, will quicken the consumer mood - no matter how one may evaluate the development in the capital and real estate markets. To this extent it is easy to understand that the current level of consumer confidence, surveyed by the economic association Conference Board, is still above its long-term average despite the noticeable energy price increase.


Real private consumption and real wage and salary disbursements
Real private consumption
Real wage and salary disbursements

Sources: Bloomberg and own calculations


Net wealth of private households
Net wealth in percent of disposable income (RS)
Net wealth (LS)

Sources: Federal Reserve Bank of St. Louis, Bloomberg

Editorial
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Euro area
Japan
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The third argument put forward by pessimists that a strong yield increase will result in a bursting of the U.S. real estate market bubble and so lead the economy into recession, seems grotesque. For economists at investment banks, at least, the purpose of an economic growth analysis can only consist in drawing conclusions on the future bond market development. But if pessimists deem a rise in yields as unavoidable, they can abstain from their economic growth analysis and speculate now on decreasing bond yields. Unless, of course, the argument is that the Federal Reserve will not continue to hike their federal funds target rate due to concerns about a crash on the U.S. real estate market. But one can also easily argue that the Federal Reserve has to further tighten its monetary policy in order not to lose control over the boom in the U.S. real estate market completely.

Excluding the situation in the coast regions the development of home prices in the U.S. as a whole, viewed benevolently, is still reconcilable with the influencing factors of 'income' and 'mortgage rates'. This is at least shown in the "Housing Affordability Index", which is calculated monthly by the U.S. National Association of Realtors. An index score of 100 means that a household getting the median income, disposes of just the right income to afford a median price home.[1] This "Housing Affordability Index" dropped in the past months predominantly owing to soaring home prices, but the current index score is only insignificantly below its long-time average. Beside this an index of 100, the so-called level to qualify for house purchase, is still clearly exceeded. To this extent one can even cast doubts on the presence of a home price bubble.


Housing Affordability Index
Actual figures
Qualifying income
Long-term average

Source: Global Insight


OFHEO House Price Index

Source: Office of Federal Housing Enterprise Oversight

However, the fact that conditions for corporate investments could hardly be better is a point in favor of a clear continuation of expansion. First, domestic corporate sales expectations will be especially good due to the lively growth of private consumption. Second, exports will be quickened by both the lagged effect of the dollar depreciation in the years from 2002 to 2004 and the revival of domestic demand in Japan. Third, U.S. companies have successfully finished consolidation of their balance sheets, impaired by the end of the new economy bull market. Until summer last year companies had abundant liquidity, their cash flow often exceeded their investment activities. But in the last half year companies again behaved in line with historical patterns and, in view of positive sales expectations, spend their rising cash flows completely on investment financing. This behavior is proof of the companies' view that their balance sheet adjustments are now finished. Fourth, commercial banks have again loosened their policy on the granting of loans, so that companies need not fear restrictions, even if they wish to finance their investments with external funds. Fifth, investments in replacement of IT equipment and software is overdue - because five years have passed since the boom caused by the change to the year 2000.


Trade-weighted U.S. dollar exchange rate
Index
140
130
120
110
100
90
80
70
60
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

Source: Federal Reserve Bank of St. Louis


Capital expenditures and cash flow
in billion US$
in billion US$
1000
900
800
700
600
500
400
300
200
100
0
-100
1100
1000
900
800
700
600
500
400
300
200
100
0
Corporate funding gap (LS) — Capital expenditures (RS) Cash flow (RS)

Source: Federal Reserve Board

Thus, economic output will grow by almost 4% in this and the next year due to favorable prospects regarding corporate investments, export demand and last but not least private consumption.

Editorial
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Euro area
Japan
Consensus
History
Imprint

Despite cost pressure only moderate rise of consumer prices

Since spring last year the year-on-year change rate of the Consumer Price Index has varied at around the 3% mark. Lately the strong rise in energy prices again lifted the rate of inflation above the 3% mark and the year-on-year change rate of the CPI rose from 2.5% in June, to 3.1% in July and up to 3.6% in August. The year-on-year change rate of CPI less energy, which grew in 2004 has, however, decelerated slightly this year with the rate of inflation going down from 2.3% in December 2004 to 2.2% in August 2005. The most important reasons for this were both the reducing annual growth rate of prices for new cars and the drop of textile prices owing to cheap imports from the People's Republic of China.


Consumer Price Index
Consumer price index
Consumer price index less energy

Source: Bloomberg


Unemployment rate

Source: Bloomberg

The forecast of increasing inflation rates can be backed predominantly by cyclical arguments. The pace of the U.S. economy's expansion will remain slightly above its potential growth, according to my forecast, so that the decrease of the unemployment rate will go on. This will be accompanied by an improving negotiation position of the workers, which will cause a slightly accelerated rise in wages. Due to the fact that U.S. economic growth has already passed through the early stage of recovery, accelerated growth of labor productivity to compensate for this rise, is very unlikely. This in turn means that the higher wage growth rate will be reflected in a rise of unit labor cost growth. In the second quarter the year-on-year change rate of unit labor costs was already 4.3%. But companies will not pass the rise of unit labor costs completely onto the consumer due to strong competitive pressure. Against the background of a historical high profit margin they will have to accept the narrowed profit margin instead. Various members of the Federal Reserve's Open Market Committee share this view: "...a substantial proportion of any increases in business costs might well be reflected in narrower profit margins."[2]

Editorial
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Japan
Consensus
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Imprint


Unit labor costs
%
12
10
8
6
4
2
0
-2
-4

Source: Global Insight


Profit per unit
in US$
0.14
0.12
0.10
0.08
0.06
0.04
0.02
0.00

Source: U.S. Department of Commerce

The cost burden caused by record energy prices is balanced by the reduced burden of non-energy resources. The Producer Price Index of crude material excluding energy and food, for example, dropped in August by 0.1% compared to the same period last year. The results of the various company surveys as well, show that the inflationary pressure on the early stages of the production chain weakened markedly. Later in the ISM survey it is obvious that the delivery time shortened markedly in recent months, despite the increasing utilization of capacities in the manufacturing industry. One can therefore expect companies to react to the rise in demand primarily by expanding their production, rather than by raising their prices. The result is that despite the increased wage pressure and the record crude oil prices, only a moderate rise of CPI can, thus, be predicted. The CPI's change rate will climb from its average of 2.7% in 2004 to 3.3% on average in 2005. Next year the rate of inflation will return to 3.1% anyway, owing to the reduced burden caused by the increased energy prices, but core inflation rate will increase slightly. .

Editorial
→United States
Euro area
Japan
Consensus
History
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Federal Reserve will keep on raising federal funds target rate without a pause

Against the expectations of numerous economists the Open Market Committee of the Federal Reserve has so far not suspended its hikes of the federal funds target rate. Since June last year the monetary watchdogs decided on hikes of 25 basis points to the federal funds target rate at every meeting. The latest increase of the target rate to 3.75% was decided on September 20, this year. The economists surveyed by Bloomberg in December 2004 had expected this target rate level on average only by the end of the first quarter of 2006. Correspondingly, expectations were adjusted upwards in several steps. According to a Bloomberg survey conducted at the beginning of September, economists now forecast a median federal funds target rate of 4% by the end of the fourth quarter. This means, though, in the view of the economists, that the Federal Reserve Open Market Committee will decide to leave the target rate unchanged at its meeting on December 13, 2005. According to the median forecast, the target for the federal funds rate is viewed as being raised to 4.5% at the end of the second quarter of next year, where it will then remain unchanged until the end of the forecast period, the fourth quarter of 2006. Until now the monetary watchdogs have not shown a tendency to abandon their policy of hiking the interest rate at a measured pace. On the contrary: in my opinion it is more likely that the Federal Open Market Committee will shift to hikes of 50 basis points in the light of indications for accelerating inflationary pressures. The minutes of the Open Market Committee meeting of August 9, 2005 state: "In these circumstances, it appeared that, for now, continued removal of policy accommodation at a measured pace still would likely be sufficient to keep inflation contained, but participants also recognized that the pace and cumulative extent of policy adjustment going forward would depend importantly on economic developments."[3] The above-mentioned minutes later state that the Federal Reserve's economists predict that by the end of this year the output gap will have already closed. Against the background of the assumed full capacity utilization the committee members will, thus, certainly fear that the up-surge of energy prices will lead to second-round effects. And one should remember that the Federal Reserve, in contrast to the strategists at Wall Street, expressed few doubts on the sustainability of the U.S. economic upturn so far. Consequently, I expect the monetary watchdogs to continue their policy of hiking interest rates at a measured pace this year, so that by the end of the year the federal funds target rate will be at 4.25%. Next year the Federal Reserve will tighten the monetary reins again and the federal funds target rate will climb to 5%.

Further federal funds target rate hikes will trigger a bear U.S. bond market

In spite of the sustained strong economic growth and rising Central Bank rates, yields for long-term U.S. government bonds showed no upward movement in recent quarters, quite in contrast to my forecast. On the contrary: since the beginning of September 2005 yields for 10-year U.S. government bonds were at 4.1%, about half a percentage point lower than at the end of June 2004, the time the Federal Reserve increased its federal funds target rate for the first time. Capital market participants give several reasons for this extraordinary bond market development, which the departing Federal Reserve president Alan Greenspan called a

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conundrum.[4] An often heard assertion is that U.S. bond purchases conducted by Asian Central Banks or, to put it more generally, the increasing current account surpluses of the threshold and developing countries, are one of the causes of the low U.S. yields. The former governor of the Federal Reserve and present economic advisor of the Bush government, Ben Bernanke, introduced in this connection the term "Global Saving Glut".[5] In my view the most convincing explanation is the following: the low U.S. yield level is due to market players' expectation that the Federal Reserve will discontinue its target rate hike policy at a lower level than in preceding periods of monetary tightening.


%
PP
8
7
6
5
4
3
2
1
0
6
5
4
3
2
1
0
-1
-2
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Spread (RS) — Yields for 10-year U.S. Treasury Notes (LS) — 6-months money rate in 18 months

Yields for 10-year U.S. Treasury Notes and 6-months money rate in 18 months
(daily figures)

Source: Bloomberg

Hence, since February 2005 the forward rate of 6-months money in 18 months, for example, has developed almost congruent to the yields of 10-year U.S. government bonds. The results of the above mentioned Bloomberg survey among economists fit this explanatory pattern. Against the background of the average forecast that the period of hikes by the Federal Reserve will cease at a target rate of 4.5%, a yield level of just over 4% for 10-year U.S. government bonds is easy to understand. Should, however, my forecast of a 5% federal funds target rate come true, it is obvious that money market expectations will have to be adjusted upwards, so that as a result a strong yield surge will also develop in the U.S. bond market.

Another explanation for the declined yield level of long-term U.S. government bonds is, in my view, that market participants obviously believe they could relatively accurately predict the future policy of the Federal Reserve. Term premiums for U.S. government bonds (Treasury Term Premium) decreased markedly in recent years according to Federal Reserve estimates.[6] In this context term premium means the compensation of long-term U.S. government bond holders for the uncertainty of the future money market rate development. The changed communication policy of the Federal Reserve as well may have influenced this term premium's decline. In December last year the Federal Open Market Committee decided that the meeting's minutes will no longer be published six weeks after the meeting, but after three weeks already. Consequently, capital market players know now the discussion of the last meeting before the next Federal Open Market Committee meeting. For quite a long time the Federal Open Market Committee, additionally, clearly points out in its statements directly after a meeting, what the interest rate decision at the next meeting could look like, for example, in form of the meanwhile well known formulation: "..., the Committee believes that policy accommodation can be removed at a pace that is likely to be measured."

The negative spread which currently exists between yields for 10-year U.S. government bonds and the forward rate of 6-months money in 18 months indicates that the term premium is very low. Especially against the background of the two-sided effect of the increased energy prices on the one side the risk of inflation, on the other a growth setback the forecast of the future Federal Reserve policy is very uncertain. Accordingly a rise of the term premium is very likely.

Finally I expect yields for 10-year U.S. government bonds to climb up to 4.5% by the end of the year 2005 and to 5.3% by the end of 2006.

United States: economic growth and interest rate forecast

Indicator %	2002	2003	2004	2005	2006
Gross domestic product*	1,6	2,7	4,2	3.7	3.8
Domestic demand*	2,2	3,1	4,8	3.7	3.7
Industrial production*	-0,3	-0,1	4,1	3.2	3.7
Consumer prices*	1,5	2,3	2,7	3.3	3.1
Key interest rate (Federal Funds Target Rate)**	1,25	1,00	2,25	4.25	5.00
Yields for 10-year government bonds**	3,8	4,3	4,2	4.5	5.3
*- Consensus forecast (Bloomberg)***				4.5	4.9
*- Implied yields***				4.4	4.5

*change compared to the previous year   **rates at year-end   [Forecast]

Euro Area

Economy stagnates

In the euro area the year-on-year change rate of GDP has decreased from 2.1% in the second quarter of 2004 to only 1.1% in the second quarter of 2005. The economic growth recovery predicted, in particular, by the monetary watchdogs of the ECB is still awaited. No matter whether private consumption, investment in plant and equipment or government consumption, the national components of use stagnate at round 1%. With 3.2% in the second quarter, the year-on-year change rate of export activities has been more buoyant than domestic demand, but since imports showed a stronger increase at 4.6%, net exports proved to be a burden on economic growth.

According to the argumentation of the European Central Bank the extremely favorable financing conditions and robust growth of corporate earnings should benefit corporate investment activities in the future. Indeed, capital market yields in the euro area have dropped to unprecedented lows (see History of the interest rate development), interest rate spreads have narrowed considerably, commercial banks are loosening their standards for loans and corporate profits are rising by two digits. Thus, also the stock markets in the euro area have been rising for a long time.


Change of credit standards for corporate loans
70
60
50
40
30
20
10
0
-10
-20
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q4 2004
Q1 2005
Q2 2005
Q3 2005
Q4 2005

Source: European Central Bank


DJ Euro Stoxx 50: Profit per share
300
250
200
150
100
50
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005 (P)

Sources: JEC, M.M. Warburg & CO KGaA

The situation in the euro area regarding investment is similar to that of the United States. There is only one significant difference: in the euro area the domestic sales expectations of companies are by far not as good as abroad. The rise of consumer prices, caused by, among other things, increased administrative prices, uses up completely what are only moderate wage rises, so that in real terms the individual worker has no more money available than before. The 0.6% rise in the rate of employment, compared to the same quarter the year before, cannot compensate for the burdening effect on real salary and wage totals. There need be little surprise that consumer confidence in the euro area is at a low level and retail sales stagnate at the previous year's level.

It is not clear whether corporate export expectations alone, which are still strong despite the euro appreciation in the preceding two years, will be able to stimulate the economy. In 2004 exports of goods and services made up less than 20% of GDP. Thus, euro area's economy will grow by a meager 1.4% this year, irrespective of the recent rise of some economic growth indicators. Next year growth will not exceed the moderate rate of 1.7% either.

Hawkish words from the ECB despite reverse core inflation

In August 2005 the Harmonized Consumer Price Index (HCPI) was 2.2% higher than at the same time the year before. Against the background of the recent energy price rises one can very likely assume that the European Central Bank will this year miss its target of keeping the inflation rate close to but below the 2.0% mark for the sixth time in succession. The ECB cannot be blamed for the failure to reach the self-set target, it has only suffered misfortune. No matter if animal epidemics such as BSE and foot-and-mouth disease, bad crops in south Europe, the ever soaring crude oil prices or the hikes of the administrative prices (health reform in Germany) and indirect taxes (tobacco) - exogenous shocks have thwarted the monetary watchdogs in recent years. Lately, and not surprisingly, the energy price increase was a main cause for the rise of the inflation rate. The HCPI component 'energy' rose by 11.6% in August, compared to the same period last year. The year-on-year change rate of HCPI less volatile and state-influenced components such as energy, food, alcohol and tobacco was, in contrast, only 1.3% for the same period.

Although according to widespread opinion the potential growth of the euro area dropped below 2% in recent years, I expect even this dissatisfying low potential growth rate to be reached only next year. This in turn means that the existing current under-utilization of economic capacities will widen. In its publication in June the OECD also predicted a rise of the under-utilization, this being from minus 1.4% in 2004 to minus 2.1% in 2005 (each in percent of possible GDP). This under-utilization is unlikely to narrow next year, according to the OECD projection. This considerable and initially even still growing output gap principally indicates a continuous decline of the core inflation rate.

The monetary watchdogs of the ECB are driven by concerns that the above-mentioned extraordinary accumulation of inflationary exogenous shocks could result in an increase of long-term inflation expectations. These concerns are probably triggered by the worry that consumers do not notice the exogenous causes for the consumer price increase and will join the cry against ever rising prices instead.

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Harmonized Index of consumer prices (HICP)
HICP
HICP excluding energy, food, alcohol and tobacco

Source: Global Insight


Consumer survey by the European Commission
Perceived inflation
Expected inflation in 12 months

Source: Global Insight

Whereas the survey among consumers, conducted by the European Commission, shows that inflation expectations for the coming twelve months have increased noticeably in recent months, the results of the current survey however are still at a low level, as can bee seen in the graph above. Bond markets in the euro area give a similar impression. Here the inflation premiums implied in the bond market yields grew during the year. These premiums can, among other things, be extracted by the bonds of the French Treasury which are coupled to the HCPI of the euro area. Nevertheless, these inflation premiums are still significantly below last year's values. To this extent there are no signs that the recent energy price hikes have impaired long-term inflation expectations considerably.


Inflation premiums
(derived from French government bonds linked to the euro area HICP, daily figures)
%
2,8
2,6
2,4
2,2
2,0
1,8
1,6
1,4
1,2
upper limit of ECB target
2002
2003
2004
2005
— derived from OATi 07/25/2012 — derived from OATe 07/25/2032

Sources: Bloomberg, own calculations

In addition, even if inflation expectations will rise, don't expect workers to be able to push through big wage increases as compensation for the loss in purchasing power - weakened labor unions and high unemployment will prevent that. For that reason I expect the core inflation rate to decline again in the coming quarters. The annual rate will approach the 1% mark during the coming year due to the expiring effect of increased energy prices. Caused by a positive basis effect the average year-on-year change rate of the HCPI for 2006 will be closely below the 2% mark. Although this predicted development of inflation gives the ECB the scope to reduce interest rates, against the background of the aggravated pitch from the Euro-Tower - according to ECB statements inflation risks show an upward trend - a monetary loosening can only be expected when growth collapses. Neither the application of my forecasted growth and inflation values in the reaction function that I used for predicting the central banks reaction, which is a modified Taylor rule, indicates decreasing Central Bank rates. I consequently expect the ECB to leave its key interest rates unchanged until the end of next year.

Bonds: stable ECB rates cannot compensate for the U.S. lead

Despite the unchanged ECB key interest rates, which are in accordance with my forecast, the long end of the domestic bond market will come under pressure caused by the U.S. lead. According to my interest rate model, yields for 10-year Bunds depend on yields for 10-year U.S. government bonds, as well as from the difference between money market expectations for the euro area and the U.S. This model is based on the idea that market participants'

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expectations about the relative ECB policy (in relation to the U.S. Federal Reserve policy) can effect a deviation of the domestic capital market yields from the U.S. lead. The different money market development - rising forwards rates in the U.S., decreasing forward rates in the euro area - is thus the main reason for the interest rate spreads, having doubled since the beginning of the year, of 10-year U.S. government bonds, compared to Bunds with the same maturity.



Sources: Bloomberg, own calculations



Source: Global Insight

Should, however, the Federal Reserve raise its federal funds target rate to 5% next year, as forecast by me, and yields for 10-year U.S. government bonds consequently increase to just 5.3%, the model suggests a yield of 4% for 10-year Bunds in September 2006.[7] Since I have no reason to doubt the validity of my interest rate model, I use the results of the model as forecast values.

Euro area: economic growth and interest rate forecast

Indicator %	2002	2003	2004	2005	2006
Gross domestic product *	0,9	0,7	1,8	1,4	1,7
Domestic demand *	0,2	1,4	1,7	1,4	1,4
Industrial production *	-0,6	0,3	1,9	1,1	2,7
Consumer prices *	2,2	2,1	2,2	2,2	1,9
Key interest rate (Main Refi Rate)**	2,75	2,00	2,00	2,00	2,00
Yields for 10-year government bonds**	4,2	4,3	3,7	3,5	4,1
*- Consensus forecast (Bloomberg)***				3,6	4,0
*- Implied yields***				3,2	3,3
Yields for 10-year Pfandbriefe (PEX)**	4,4	4,4	3,8	3,6	4,2
*- Interest rate advantage Pfandbrief***	0,2	0,1	0,1	0,1	0,1

*change compared to the previous year **rates at year-end † Forecast †

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Japan

Having crossed the Valley of Tears

Japan, previously the laggard in the world economy, had growth rates of 1.4% and 2.6% respectively in the past two years, outpacing the economy in the euro area by far. In the first half-year of 2005 the economy of Japan reached an annualized growth rate of 3.8% and even exceeded what has been until now the undisputed growth engine, the United States. Japanese growth is no more based on the expansion of net exports alone, but increasingly also on domestic demand. In the second quarter of 2005 corporate investment and private consumption contributed most to the rise of GDP, compared to the same period last year.

Caused by the fact that economic recovery is already influencing the labor market, prospects for a sustained upswing of the economy as a whole are really favorable. Regular employment is rising again, the rate of unemployment is on the decline and the relation between job offers and job applicants sees the highest level since the beginning of the 90s. As a consequence wages were able to increase as well - since April 2005 the year-on-year change rate of monthly salaries per employee (including bonus payments) is again positive - and the positive development of the Japanese stock market is stimulating slightly the mood of consumers to spend money. Both facts suggest a moderate increase of private consumption.


Jobs to applicants ratio

Source: Global Insight



Source: Bloomberg

The rise in private consumption will in turn quicken sales expectations of companies and, thus, favorably influence their investment planning. Moreover, the political stability re-established after the impressive victory of the Japanese Prime Minister Koizumi in the elections for the Japanese House of Representatives will certainly influence corporate investment planning favorably as well. Reductions on the planning side as a result of deficient financing possibilities are not expected. Companies have adjusted their balance in the past years and are now able to use their excessive profits for investment financing - the years 2003 and 2004 had growth rates of 13% and 28% respectively. In addition to that, the so-called Tankan survey points out that the willingness of Japanese banks to grant credits increased

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significantly, so that restriction need not be expected from the external investor side either. As a result, the granting of credits by Japanese banks, adjusted by factors such as depreciations for bad loans or currency effects, increased by 0.2% in August this year, compared to the same month in the previous year. This is the first increase in comparison to the same period of the previous year since the first recording of corresponding data by the Bank of Japan in October 1998. The Japanese bank's capacity to grant loans improved considerably through the successful reduction of bad loans. The volume of non-performing loans dropped from 26.6 trillion yen at the end of March 2004 to only 17.9 trillion yen at the end of March 2005 (these are 3.5% of GDP). In this context it was certainly an advantage that the number of corporate insolvencies has been declining for a fairly long time and that the sharp decline of land prices is slowly coming to an end.


Corporate debt as a percentage of nominal GDP

Sources: Ministry of Finance, Bloomberg and own calculations


Adjusted bank lending of domestic banks

Source: Bloomberg

Since also the domestic economic growth of Japan's most important trading partners, the U.S. and the People's Republic of China, is running at full speed despite all prophecies of doom, net exports will contribute to Japanese GDP growth in the forecast period. This contribution to growth, however, will be weaker than in the past years due to the domestic economic growth that is about to start, coming along with higher import activity.

As a result, growth of Japanese GDP will reach a year-on-year change rate of at least 2.5% this and next year. At the very latest this growth success will allow the Land of the Rising Sun to move ahead of the euro area in terms of the world economy.

Deflation will be overcome next year

In contrast to some earlier forecasts, deflation in Japan continues. In July 2005 the Japanese Consumer Price Index dropped by 0.3% compared to the same month last year, after reaching a year-on-year change rate of minus 0.6% the month before. Consumer prices in the Greater Tokyo area, which are published one month in advance of the national data, were in August 2005 even 0.6% lower than their previous year's level. The main causes for this drop of CPI are the decreasing food prices (especially the cost of rice), as well as the price-reducing effect from the deregulation of electricity and telephone sectors.

Nevertheless, there are several reasons which indicate that deflation will be overcome soon. First, the price-reducing effect of deregulations already implemented will expire after some time, something also backed by German experience. Second, an upward pressure has built up the early stages of the production chain and domestic wholesale prices, for example, have been rising for 18 months now, seen in comparison to the year before. Third, also in Japan the consumer price level will be pushed up by the soaring energy prices. Fourth, the ability of companies to pass on the prices to consumers has significantly improved, due to the domestic economic recovery. The rise in the utilization of capacity in the manufacturing industry suggests this as well.


Consumer Price Index

Source: Global Insight


Capacity utilization (manufacturing)

Source: Global Insight

Against the background of this change rate the CPI will still be at -0.3% this year, but will increase to 0.4% next year. That way Japanese deflation will be overcome permanently.

As the Bank of Japan publically stated that it would keep on with its policy of quantitative easing until the CPI's change rate is sustained at around or above the zero mark, my predicted end of deflation will persuade the Japanese monetary watchdogs to abandon their policy of quantitative easing. One can assume, however, that the Bank of Japan will later this year reduce its target range for the outstanding balance of current accounts held at its bank accounts. Since January 20, 2004 this target range for the outstanding balance of current accounts has remained unchanged at between 30 to 35 trillion yen. The minutes of the Bank

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of Japan's meetings on August 8 and 9, 2005 point out that two Policy Board members have now voted for a lowering of its liquidity target range. Because commercial banks will still remain very liquid, even if the target range is lowered, it can be assumed that money market rates will stay close to the zero mark. But also the final abandoning of the quantitative easing policy, that is to take place later, will just express a return to the zero-rate policy, whereas a rise of the discount rate, that remains at 0.1% since October 2001, will only be scheduled for the end of next year at the earliest. Overcoming deflation, and the prospect that of key interest rates will not be at zero in perpetuity, will result in higher capital market interest rates on the bond market. This is even more true because since 2002 the Japanese bond market has continually reacted to the lead of the U.S. bond market. Yields for Japanese government bonds will thus climb to 1.8% at the end of 2005 and to 2.5% at the end of 2006.

Japan: economic growth and interest rate forecast

Indicator %	2002	2003	2004	2005	2006
Gross domestic product *	-0,3	1,4	2,6	2.7	2.7
Domestic demand *	-0,9	0,8	1,9	2.6	2.5
Industrial production *	-1,2	3,3	5,2	2.2	4.0
Consumer prices *	-0,9	-0,2	0,0	0.3	0.4
Key interest rate (Discount Rate) **	0,1	0,1	0,1	0.1	0.3
Yields for 10-year government bonds**	**0,9**	**1,4**	**1,4**	**1.8**	**2.5**
*- Consensus forecast (Bloomberg)***				1.6	n.v.
*- Implied yields***				1.4	1.6

*change compared to the previous year **rates at year-end ↑ Forecast ↑

1 For the exact calculation of the index compare: http://www.realtor.org/Research.nsf/files/Formulas_HAI.pdf/$FILE/Formulas_HAI.pdf.

2 The Federal Reserve Board, Minutes of the Federal Open Market Committee, August 9, 2005, in: http://www.federalreserve.gov/fomc/minutes/20050809.htm.

3 ibid.

4 In this context refer to my "Economic Growth and Interest Rate Outlook for the G3 Currency Areas" as of March 2005.

5 The Federal Reserve Board, Remarks by Governor Ben S. Bernanke, "The Global Saving Glut and the U.S. Current Account Deficit", March 10, 2005, in: http://www.federalreserve.gov/boarddocs/speeches/2005/200503102/default.htm

6 The Federal Reserve Board, Remarks by Governor Donald L. Kohn, "Monetary Policy Perspectives on Risk Premiums in Financial Markets", July 21, 2005, in: http://www.federalreserve.gov/boarddocs/speeches/2005/20050721/default.htm

7 For simplification purposes ECB rates and money market expectations are supposed to be the same.

Consensus

Assessment of the interest rate trend by leading banks

	Forecasts of euro 3-month-money market rates						Forecasts of yields for 10-year *Bunds*					
	End of December 2005			End of June 2006			End of December 2005			End of June 2006		
Forecast made on:	Aug 3, 2005	Sep. 5, 2005	change by	Aug. 3, 2005	Sep. 5, 2005	change by	May 3, 2005	Sep. 5, 2005	change by	Aug. 3, 2005	Sep. 5, 2005	change by
Banks												
Bayerische LBank	2,10	2,10	0,00	2,10	2,10	0,00	3,30	3,40	0,10	3,80	3,70	-0,10
Commerzbank	2,10	2,10	0,00	2,10	2,10	0,00	3,50	3,40	-0,10	3,50	3,50	0,00
Deutsche Bank	2,45	2,35	-0,10	2,90	2,80	-0,10	4,00	3,90	-0,10	4,70	4,50	-0,20
Dresdner Bank	2,20	2,20	0,00	2,65	2,60	-0,05	3,80	3,60	0,00	4,40	4,40	0,00
DZ-Bank	2,25	2,20	-0,05	2,75	2,75	0,00	3,80	3,80	0,00	3,75	3,75	0,00
HSBC Trinkaus & Burkh.	1,60	1,60	0,00	1,70	1,70	0,00	3,10	3,10	0,00	3,00	3,15	0,15
HypoVereinsbank	2,20	2,20	0,00	2,15	2,20	0,05	3,40	3,40	0,00	3,25	3,25	0,00
INVESCO	2,20	2,20	0,00	2,30	2,30	0,00	3,80	3,80	0,00	4,15	4,15	0,00
LBBW	2,15	2,15	0,00	2,50	2,50	0,00	3,80	3,80	0,00	4,20	4,20	0,00
M.M.Warburg	2,10	2,10	0,00	2,30	2,20	-0,10	3,50	3,40	-0,10	3,80	3,70	-0,10
Morgan Stanley	2,40	2,40	0,00	2,80	2,80	0,00	3,75	3,75	0,00	4,25	4,25	0,00
NORD/LB	2,10	2,10	0,00	2,20	2,20	0,00	3,40	3,40	0,00	3,80	3,80	0,00
Average	**2,15**	**2,14**	**-0,01**	**2,37**	**2,35**	**-0,02**	**3,60**	**3,58**	**-0,02**	**3,88**	**3,86**	**-0,02**
Highest forecast	2,45	2,40	-0,05	2,90	2,80	-0,10	4,00	3,90	-0,10	4,70	4,50	-0,20
Lowest forecast	1,60	1,60	0,00	1,70	1,70	0,00	3,10	3,10	0,00	3,00	3,15	0,15

Legend: *Lowest forecast* *Highest forecast*

Source: Magazine "€ uro", several issues

Interest rates at the time of each survey
August 3, 2005: 3-month-money market rate: 2.11 % 10-year government bond yields: 3.32 %
September 5, 2005: 3-month-money market rate: 2.11 % 10-year government bond yields: 3.04 %

History


%
United States, Germany and Japan
History of the interest rate development
16
14
12
10
8
6
4
2
0
1870
1878
1886
1894
1902
1910
1918
1926
1934
1942
1950
1958
1966
1974
1982
1990
1998
2006
United States
Germany
Japan

Sources: Global Financial Data, Global Insight, Deutsche Bundesbank, Federal Reserve Bank of St. Louis

Germany: current yield
United States: yields for 10-year corporate bonds, from 1953 yields for 10-year government bonds
Japan: yields for 7-year government bonds; from May 1980 yields for 10-year government bonds

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Economic Research
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Disclaimer

This report has been prepared and published by Hypothekenbank in Essen AG. It is intended exclusively for the Bank's professional and institutional customers. The report is based upon data and information which Hypothekenbank in Essen AG believes to be reliable. However, no liability is accepted for the correctness or accuracy of the data in question. This report does not constitute an offer, an invitation or a recommendation for the purchase and sale of securities and should not be used - either in its entirety or in abstracts - as a basis of information in connection with the conclusion of a contract or of any other obligation of any kind. It is provided exclusively for information purposes. The assessments contained in this report are our optimum appraisal at a given point in time and are subject to change without notice. Hypothekenbank in Essen AG accepts no liability for any costs, losses or damages arising from or in connection with the use of this report or any part thereof.

Investor Relations

Interest Rate Forecast Meeting

Here you find the results of our recent interest rate forecast meetings. Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development. The interest rate forecast meetings are held in the premises of Hypothekenbank in Essen AG several times a year. If you have any comments or questions please call Dirk Chlench: +49 201 8135 442 or e-mail to: **Dirk.Chlench@essenhyp.com**

- **Forecast meeting Nov 2, 2005**
- **Forecast meeting Jul 5, 2005**
- **Forecast meeting Mar 22, 2005**
- **Forecast meeting Nov 4, 2004**
- **Forecast meeting Jul 7, 2004**
- **Forecast meeting Mar 25, 2004**
- **Forecast meeting Nov 3, 2003**
- **Forecast meeting Mar 27, 2003**
- **Forecast meeting Nov 6, 2002**
- **Forecast meeting Aug 19, 2002**
- **Forecast meeting May 14, 2002**
- **Forecast meeting Feb 7, 2002**
- **Forecast meeting Oct 1, 2001**
- **Forecast meeting Jun 19, 2001**
- **Forecast meeting Jan 24, 2001**
- **Forecast meeting Nov 22, 2000**
- **Forecast meeting Sep 14, 2000**
- **Forecast meeting Jul 18, 2000**
- **Forecast meeting May 16, 2000**

vdp-Pfandbrief Curve



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Credit Research
Last update
November 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» **more** (PDF)

Economic and Interest Rate Outlook G3
» **more**

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » **more**

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» **more**

Interest Rate Forecast Meeting on November 2, 2005

Results of the consensus survey

Forecast for the ECB main refi rate
Status as of November 02, 2005: 2.00%

	4th quarter of 2005	1st quarter of 2006	2nd quarter of 2006	3rd quarter of 2006	4th quarter of 2006
Consensus Forecast	2.00%	2.00%	2.25%	2.50%	2.50%
Highest Forecast	2.25%	3.00%	3.00%	3.00%	3.00%
Lowest Forecast	2.00%	2.00%	2.00%	1.75%	1.50%
as of Quarter-end					

Forecast for the 10-year *Pfandbrief* yields
Status as of November 02, 2005: 3.53%

	4th quarter of 2005	1st quarter of 2006	2nd quarter of 2006	3rd quarter of 2006	4th quarter of 2006
Consensus Forecast	3.50%	3.60%	3.70%	3.70%	3.70%
Highest Forecast	3.75%	4.00%	4.25%	4.25%	4.50%
Lowest Forecast	3.20%	3.40%	3.00%	2.80%	2.90%
as of Quarter-end					

Participants:

Bernd Bäume, Bankhaus Lampe KG, Düsseldorf
Dr. Gunar Lietz, IKB Deutsche Industriebank AG, Düsseldorf
Erhard Rossig, Bergbau-Berufsgenossenschaft, Bochum

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vdp-Pfandbrief Curve



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Credit Research
Last update
November 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

Dr. Thomas Geer, Hypothekenbank in Essen AG, Essen (Treuhänder)
Patrick Braemer, Gallinat-Bank AG, Essen
Raimund Bitter, Hypothekenbank in Essen AG, Essen
Dirk Chlench, Hypothekenbank in Essen AG, Essen
Reinhold Knaus, Westfalenbank AG, Bochum
Gernot Griebling, Landesbank Baden-Württemberg, Stuttgart
Matthias Preller, Landesbank Rheinland-Pfalz, Mainz
Axel Frein, Bankhaus Lampe KG, Düsseldorf
Jens-Uwe Wächter, DekaBank, Frankfurt am Main
Claudia Windt, Landesbank Hessen-Thüringen, Frankfurt am Main
Peter Hohlfeld, Institut für Makroökonomie und Konjunkturforschung, Düsseldorf
Thomas Hueck, Robert Bosch GmbH, Gerlingen
Robert Holl, Westfälische Landschaft, Münster
Timo Klein, Global Insight (Deutschland) GmbH, Frankfurt am Main
Eugen Keller , Metzler Asset Management GmbH, Frankfurt am Main
Dr. Harald Loy, Deutsche Bundesbank, Düsseldorf
Bernd Mülhaupt, Institut für Makroökonomie und Konjunkturforschung, Düsseldorf
Albrecht Müller, Publizist, Unternehmens- und Politikberater, Pleisweiler
Andreas Speer, Bayerische Landesbank, München
Dieter Thomaschowski, IRIC GmbH, Erkrath
Dr. Arndt Verleger, CC-Bank, Mönchengladbach
Peter Wirth, Deutsche Apotheker- und Ärztebank, Düsseldorf
Dr. Dieter Wermuth, Wermuth Asset Management GmbH, Frankfurt am Main
Ralf Baczewski, Westfalenbank AG, Bochum
Martin Hofbauer, Hypothekenbank in Essen AG, Essen

If you have any comments or questions, please call:
Dirk Chlench, +49 201 8135 442 or mail to:**Dirk.Chlench@essenhyp.com**

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rating of Essen Hyp´s public-sector *Pfandbriefe* to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
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Economic and Interest Rate Outlook G3
» **more**

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » **more**

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Current Financial and Economic Topics

This is where we publish our thoughts on current economic and financial topics. We monitor economic and financial developments in the USA, the euro area and Japan. If you are interested in receving our articles automatically, please send us an **e-mail** and we will add your name to our mailing list.

Articles in 2005

- **Germany: Job Relocation to Eastern Europe - Much Ado about Nothing!** May 2005
- **Germany: Will structural reforms push Germany into deflation?** January/February 2005

Articles in 2004

- **Germany: Irrational pessimism on bond markets?** November/ December 2004
- **How global savings glut could undermine global economic expansion?** September/ October 2004
- **Germany: Are economists now too bearish about Germany?** May/June 2004
- **Japan: Third Time Lucky!** March/April 2004
- **US-Dollar: It's the economy - stupid!** January/February 2004

Articles in 2003

- **Rare Gems** November/December 2003
- **Japan hands the wooden spoon to Germany!** September/October 2003
- **World: A global economic upturn is underway!** July/August 2003
- **Germany: Glimmer of hope for an economic revival!** May/June 2003

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vdp-Pfandbrief Curve



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Credit Research
Last update
November 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

▷ **Germany/Europe: Build up anti-cyclical stock positions** March/April 2003
▷ **USA: Will the U.S. economy regain its former strength or will economic growth again lose momentum in 2003?** January/February 2003

Articles in 2002

▷ **USA: The last ray of hope for the world economy** November/December, 2002
▷ **Germany: From powerhouse to poorhouse of Western Europe?** September/October, 2002
▷ **USA: The U.S. consumers are well alive and kicking!** July/August, 2002
▷ **World:Real interest rates and funding conditions** May/June 2002
▷ **Euro area: Markets will once again beat economists on ECB rates!** March/April 2002
▷ **USA: Don't bet on a double dip in the United States!** January/February 2002

Articles in 2001

▷ **World: Will the New Economy Continue?** November/December 2001
▷ ***USA: We definitely continue to believe in a V-shaped recovery*** September/Oktober 2001
▷ **Germany: Searching for the trough of the business cycle** July/August 2001
▷ **USA: The most recent rise in bond prices is just a pause in a bear market** May/June 2001
▷ **Japan: A brief review of the recent BOJ monetary policy** March/April 2001
▷ **USA: U.S. economic slowdown will only lead to a short-term dollar weakening** January/February 2001

Articles in 2000

▷ **Euro area: "New Economy" in the euro area will lead to a Euro rebound** November/December 2000
▷ **Japan: Will the Recovery result in an ongoing strong expansion?** September/October 2000
▷ **USA: A flexible labor market is the key issue for a bull market.** July/August 2000
▷ **Germany: Is a spread widening of credit products, as in the USA, a real danger for the German bond market?** May/June 2000

rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! **» more**

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

- ▷ **USA: Overvalued US stock market - so what?** March/April 2000
- ▷ **Germany: The return of inflation?** January/February 2000

Articles in 1999

- ▷ **World: The role of asset prices in US Fed and ESCB monetary policy** December 99
- ▷ **World: Some Thoughts on the 'liquidity' argument** November 1999
- ▷ **USA: Inflation-led interest rate fears - and rightly so?** October 1999
- ▷ **USA: Don't stay long in bonds** September 1999
- ▷ **Euro area: A review of the first six months of the euro currency** August 1999
- ▷ **USA: Do we get a bear market like in 1994 ?** July 1999
- ▷ **USA: Real Wages versus Unemployment Rate** June 1999
- ▷ **Germany: Consumer Price Inflation Forecast for 1999/2000** May 1999
- ▷ **Euro Area: Implied inflation expectations** April 1999
- ▷ **Euro Area: Real 3-month interest rates** March 1999
- ▷ **USA: Personal savings rate** February 1999

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Investor relations

Presentation

The entry of the Jumbo into the international capital markets gave the German mortgage banks the opportunity of winning new investors for the German *Pfandbrief* at an international level. Essen Hyp reacted promptly and focussed its internationally targeted funding strategies on investors' needs.

Since its first international roadshow in October 1997 which went from London, via Asia, to the United States, Essen Hyp has been presenting *itself and its products on a regular basis to international investors in all* important financial and commercial centers of the world.

We will continue to commit ourselves to the task of intensifying our close contact with national and international investors.

During the roadshows investors have been asking many questions on, for example, the German legal system, the distinction between the German *Pfandbrief* and other products, the quality of our cover fund, etc. Information on these and other related issues can be found in our **Glossary**.

The power point presentation is available for **download here**.

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vdp-Pfandbrief Curve



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Credit Research
Last update
November 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» **more** (PDF)

Economic and Interest Rate Outlook G3
» **more**

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » **more**

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» **more**

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Overview

Pfandbrief Act

- Sec. 28 (1) (1-3) PfandBG
- Sec. 28 (2) (1a) PfandBG
- Sec. 28 (2) (1b,c) PfandBG
- Sec. 28 (2) (2) PfandBG
- Sec. 28 (3) (1) PfandBG
- Sec. 28 (3) (2) PfandBG

Public-sector Loans

Breakdown of public-sector cover pool
- by rating
- by borrowers and regions
- by countries
- by risk weighting

Cover pool at market value
- Development/ Stress scenario

- Surplus cover

Breakdown of new lending commitments
- by rating
- by borrowers and regions
- by countries
- by risk weighting

Risk Management

- Risk Report
- Value at risk
- Worst case scenario
- Interest rate risk
- Grundsatz I

Code of Conduct

- Outline

Non-cover Loans

Breakdown of non-cover loans (public-sector)
- by rating
- by borrowers
- by countries
- by risk weighting

Breakdown of new lending commitments (public-sector)
- by rating
- by borrowers
- by countries
- by risk weighting

Mortgage Loans

Breakdown of mortgage portfolio
- Domestic loans by type of property, region and LTV
- Foreign loans by type of property, country and LTV

Cover pool at market value
- Development/ Stress scenario

- Surplus cover

Breakdown of non-cover loans
- Loans with a LTV > 60%

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vdp-Pfandbrief Curve



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Credit Research
Last update
November 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

▷ **Grundsatz II**

Derivatives

▷ **Counterparty ratings**
▷ **Yield curve distribution**

Ratings

▷ **Overview of ratings**

Breakdown of new lending commitments
▷ **Domestic loans by type of property, region and LTV**
▷ **Foreign loans by type of property, country and LTV**


Crystal
Clear

All figures are updated periodically (see **overview of updates**).

Information contained herein is subject to completion and amendment. It should not be relied upon as a basis for investment decisions. EssenHyp accepts no liability for any omissions or inaccuracies contained herein!

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rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» **more** (PDF)

Economic and Interest Rate Outlook G3
» **more**

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » **more**

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» **more**

ESSEN HYP

» www.essenhyp.de

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Credit Research

Overview of updates

Subject	Update period	Last update
Pfandbrief Act		
Section 28 (1) (1-3) PfandBG	quarterly	09.2005
Section 28 (2) (1a) PfandBG	quarterly	09.2005
Section 28 (2) (1b,c) PfandBG	quarterly	09.2005
Section 28 (2) (2) PfandBG	quarterly	09.2005
Section 28 (3) (1) PfandBG	quarterly	09.2005
Section 28 (3) (2) PfandBG	quarterly	09.2005
Public-sector loans		
Breakdown of public-sector cover pool		
by rating	monthly	11.2005
by borrowers and regions	monthly	11.2005
by countries	monthly	11.2005
by risk weighting	monthly	11.2005
Cover pool at market value		
Development/ Stress scenario	monthly	11.2005
Surplus cover	monthly	11.2005
Breakdown of new lending commitments		
by rating	monthly	11.2005
by borrowers and regions	monthly	11.2005
by countries	monthly	11.2005

by risk weighting	monthly	11.2005
Non-cover Loans		
Breakdown of non-cover loans		
by rating	monthly	11.2005
by borrowers and regions	monthly	11.2005
by countries	monthly	11.2005
by risk weighting	monthly	11.2005
Breakdown of new lending commitments		
by rating	monthly	11.2005
by borrowers and regions	monthly	11.2005
by countries	monthly	11.2005
by risk weighting	monthly	11.2005
Mortgage Loans		
Breakdown of mortgage portfolio		
domestic loans by type of property, region and LTV	quarterly	09.2005
foreign loans by type of property, country and LTV	quarterly	09.2005
Cover pool at market value		
Development/ Stress scenario	monthly	11.2005
Surplus cover	monthly	11.2005
Breakdown of non-cover loans		
Loans with a LTV > 60%	monthly	11.2005
Breakdown of new lending commitments		
domestic loans by type of property, region and LTV	quarterly	09.2005

foreign loans by type of property, country and LTV	quarterly	09.2005
Derivatives		
Counterparty ratings	monthly	11.2005
Yield curve distribution	monthly	11.2005
Risk Management		
Value-at-risk	monthly	11.2005
Worst-case scenario	monthly	11.2005
Interest rate risk	monthly	11.2005
Grundsatz I	monthly	11.2005
Grundsatz II	monthly	11.2005

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Pfandbrief Act

Section 28 (1) (1-3) PfandBG

in EUR m

a) Total amount outstanding	**Nominal value**		**Present value**		**Risk-adjusted present value**	
	Sep 30, 2005	**Previous year**	**Sep 30, 2005**	**Previous year**	**Sep 30, 2005**	**Previous year**
Mortgage Pfandbriefe	4,571.9	-	4,649.9	-	4,569.5	-
Cover assets	4,815.9	-	5,318.8	-	5,040.5	-
of which: derivatives	0.0	-	0.0	-	0.0	-
of which: additional cover*	425.0	-	563.5	-	511.4	-
Surplus cover	244.0	-	668.9	-	471.0	-

in EUR m

Supplementary to a): Maturity structure (remaining time to maturity)	**Sep 30, 2005**				**Previous year**			
	<=1 year	>1 year <=5 years	>5 years <=10 years	>10 years	<=1 years	>1 year <=5 years	>5 years <=10 years	>10 years
Mortgage Pfandbriefe	1,233.3	2,718.0	620.6	0.0	-	-	-	-
Cover assets	404.4	740.3	2,697.9	973.3	-	-	-	-
of which: additional cover*	0.0	0.0	0.0	425.0	-	-	-	-

*securities issued by other borrowers

in EUR m

b) Total amount outstanding	**Nominal value**		**Present value**		**Risk-adjusted present value**	
	Sep 30,	**Previous**	**Sep 30,**	**Previous**	**Sep 30,**	**Previous**

	2005	year	2005	year	2005	year
Public-sector Pfandbriefe	55,853.9	-	57,311.8	-	55,878.7	-
Cover assets	57,387.3	-	61,710.1	-	59,260.4	-
of which: derivatives	0.0	-	0.0	-	0.0	-
deduction: currency scenario	0.0	-	0.0	-	116.0	-
Surplus cover	1,533.4	-	4,398.3	-	3,265.7	-

in EUR m

Supplementary to b): Maturity structure (remaning time to maturity)	**Sep 30, 2005**				**Previous year**			
	<=1 year	>1 year <=5 years	>5 years <=10 years	>10 years	<=1 year	>1 year <=5 years	>5 years <=10 years	>10 years
Public-sector Pfandbriefe	12,014.8	35,005.2	8,283.5	550.5	-	-	-	-
Cover assets	3,411.7	22,020.9	23,805.3	8,149.5	-	-	-	-

ESSEN HYP

Pfandbrief Act

Section 28 (2) (1a) PfandBG

Breakdown of the total amount of mortgage loans serving as cover as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG) by loan size in accordance with **Section 28 (2) (1a)** of the PfandBG. All mortgage loans are stated at their nominal value. This overview is updated quarterly.

in EUR m

	Sep 30, 2005	Previous year
<= € 300,000	3,172.0	-
> € 300,000 - € 5,000,000	470.1	-
> € 5,000,000	748.8	-
Total amount	4,390.9	-

Pfandbrief Act

Section 28 (2) (1b and c) PfandBG

Breakdown of mortgage loans serving as cover by countries in which the properties are located and by types of use

in EUR m

	Mortgage loans serving as cover			
	Sep 30, 2005		Previous year	
	Commercial	Residential	Commercial	Residential
Germany				
Condominiums	-	653.2	-	-
Detached and semi-detached houses	-	2,404.8	-	-
Apartment buildings	-	517.5	-	-
Office	381.4	-	-	-
Retail	229.4	-	-	-
Industrial	58.8	-	-	-
Other commercial properties	116.6	-	-	-
Buildings under construction, not yet generating earnings	0.0	-	-	-
Building sites	0.0	0.0	-	-
Total Germany	**786.2**	**3,575.5**	**0.0**	**0.0**

in EUR m

	Mortgage loans serving as cover			
	Sep 30, 2005		Previous year	
	Commercial	Residential	Commercial	Residential
Belgium				
Condominiums	-	0.0	-	-
Detached and semi-detached houses	-	0.0	-	-

Apartment buildings	-	0.5	-	-
Office	1.0	-	-	-
Retail	0.0	-	-	-
Industrial	0.0	-	-	-
Other commercial properties	0.0	-	-	-
Buildings under construction, not yet generating earnings	0.0	-	-	-
Building sites	0.0	0.0	-	-
Total Belgium	**1.0**	**0.5**	**0.0**	**0.0**

in EUR m

	Mortgage loans serving as cover			
	Sep 30, 2005		**Previous year**	
	Commercial	**Residential**	**Commercial**	**Residential**
France				
Condominiums	-	0.0	-	-
Detached and semi-detached houses	-	0.0	-	-
Apartment buildings	-	0.0	-	-
Office	0.1	-	-	-
Retail	0.0	-	-	-
Industrial	0.0	-	-	-
Other commercial properties	0.0	-	-	-
Buildings under construction, not yet generating earnings	0.0	-	-	-
Building sites	0.0	0.0	-	-
Total France	**0.1**	**0.0**	**0.0**	**0.0**

in EUR m

	Mortgage loans serving as cover			
	Sep 30, 2005		**Previous year**	
	Commercial	**Residential**	**Commercial**	**Residential**
The Netherlands				
Condominiums	-	0.0	-	-
Detached and semi-detached houses	-	0.0	-	-
Apartment buildings	-	0.0	-	-

Office	27.6	-	-	-
Retail	0.0	-	-	-
Industrial	0.0	-	-	-
Other commercial properties	0.0	-	-	-
Buildings under construction, not yet generating earnings	0.0	-	-	-
Building sites	0.0	0.0	-	-
Total The Netherlands	**27.6**	**0.0**	**0.0**	**0.0**
Total	**814.9**	**3,576.0**	**0.0**	**0.0**

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Pfandbrief Act

Section 28 (2) (2) PfandBG

Total amount of payments in arrears for at least 90 days in respect of the mortgage loans serving as cover for mortgage Pfandbriefe as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG). These figures are broken down by countries and updated quarterly **(Section 28 (2) (2) PfandBG).**

in EUR m

Total amount of payments in arrears for more than 90 days	**Sep 30, 2005**	**Previous year**
Germany	0.5	-
Total	0.5	-

ESSEN HYP

Pfandbrief Act

Section 28 (3) (1) PfandBG

Assets serving as cover for the public-sector Pfandbriefe outstanding (in accordance with Section 28 (1) (1) of the German Pfandbrief Act (PfandBG)). The figures are broken down by the countries in which the borrowers are domiciled and show the nominal value of the cover assets broken down by borrower types (in accordance with **Section 28 (3) (1) PfandBG**).

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
Austria		
Government	92.0	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	1,193.1	-
Total	**1,285.1**	-

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
Belgium		
Government	27.8	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	90.0	-
Total	**117.8**	-

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
Canada		

Government	0.0	-
Regional authorities	324.3	-
Local authorities	0.0	-
Other borrowers	118.4	-
Total	**442.7**	-

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
Cyprus		
Government	99.5	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	0.0	-
Total	**99.5**	-

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
Czech Republic		
Government	200.0	-
Regional authorities	0.0	-
Local authorities	49.2	-
Other borrowers	12.7	-
Total	**261.9**	-

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
Finland		
Government	51.1	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	0.0	-
Total	**51.1**	-

Assets serving as cover in EUR m

	Sep 30, 2005	Previous year
France		
Government	2.5	-
Regional authorities	0.0	-
Local authorities	12.9	-
Other borrowers	500.0	-
Total	**515.4**	-

Assets serving as cover in EUR m

	Sep 30, 2005	Previous year
Germany		
Government	1,106.7	-
Regional authorities	22,219.6	-
Local authorities	2,622.6	-
Other borrowers	21,791.9	-
Total	**47,740.8**	-

Assets serving as cover in EUR m

	Sep 30, 2005	Previous year
Great Britain		
Government	0.0	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	26.0	-
Total	**26.0**	-

Assets serving as cover in EUR m

	Sep 30, 2005	Previous year
Greece		
Government	2.5	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	35.0	-
Total	**37.5**	-

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
Hungary		
Government	545.2	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	50.0	-
Total	**595.2**	**-**

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
Iceland		
Government	0.0	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	105.0	-
Total	**105.0**	**-**

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
Italy		
Government	0.0	-
Regional authorities	304.8	-
Local authorities	85.0	-
Other borrowers	0.0	-
Total	**389.8**	**-**

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
Latvia		
Government	45.0	-
Regional authorities	0.0	-

Local authorities	0.0	-
Other borrowers	0.0	-
Total	**45.0**	-

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
Lithuania		
Government	39.0	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	0.0	-
Total	**39.0**	-

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
Poland		
Government	499.4	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	0.0	-
Total	**499.4**	-

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
Portugal		
Government	1,855.0	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	0.0	-
Total	**1,855.0**	-

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**

Slovak Republic		
Government	218.5	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	0.0	-
Total	**218.5**	**-**

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
Slovenia		
Government	54.1	-
Regional authorities	0	-
Local authorities	0	-
Other borrowers	0	-
Total	**54.1**	**-**

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
Spain		
Government	0.0	-
Regional authorities	1,169.2	-
Local authorities	0.0	-
Other borrowers	333.0	-
Total	**1,502.2**	**-**

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
Sweden		
Government	86.9	-
Regional authorities	0.0	-
Local authorities	133.9	-
Other borrowers	0.0	-
Total	**220.8**	**-**

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
Switzerland		
Government	0.0	-
Regional authorities	189.3	-
Local authorities	0.0	-
Other borrowers	0.0	-
Total	**189.3**	**-**

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
The Netherlands		
Government	0.0	-
Regional authorities	0.0	-
Local authorities	3.8	-
Other borrowers	68.0	-
Total	**71.8**	**-**

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
United Staates		
Government	84.4	-
Regional authorities	200.4	-
Local authorities	33.1	-
Other borrowers	59.9	-
Total	**377.8**	**-**

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
Others		
Government	452.8	-
Regional authorities	42.0	-

Local authorities	0.0	-
Other borrowers	151.8	-
Total	**646.6**	-
Total amount	**57,387.3**	-

ESSEN HYP

Pfandbrief Act

Section 28 (3) (2) PfandBG

Total amount of payments in arrears for at least 90 days in respect of the public-sector loans serving as cover for public-sector Pfandbriefe as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG). These figures are broken down by regions and updated quarterly **(Section 28 (3) (2) PfandBG).**

Total amount of payments in arrears for more than 90 days in EUR m

	Sep 30, 2005	Previous year
Country		
Government	0	-
Regional authorities	0	-
Local authorities	0	-
Other borrowers	0	-
Total	**0**	-
Total	**0**	-

ESSEN HYP

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Public-sector loans

Breakdown of cover pool by rating

S & P/ Moody's / Fitch 30.11.2005

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	16,394	27.73
AA+ / Aa1 / AA+	4,816	8.15
AA / Aa2 / AA	4,898	8.29
AA- / Aa3 / AA-	16,782	28.39
A+ / A1 / A+	2,304	3.90
A / A2/ A	1,197	2.03
A- / A3 / A-	912	1.54
BBB+ / Baa1 / BBB+	1,089	1.84
BBB / Baa2 / BBB	195	0.33
Without rating *	10,523	17.80
Total	**59,110**	**100.00**

*** - Without rating**	**in Euro m**	**in %**
Public-sector banks and saving banks	5,163	8.73
Cities, municipalities, non-profit organizations and loans guaranteed *by municipal authorities*	4,722	7.99

Loans within the EU (public-sector banks, EU member states,

regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	327	0.55
Others	311	0.53
Total	**10,523**	**17.80**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 59,110m

Information as permitted by banking confidentiality. 30.11.2005

Please click on the different parts of the pie chart for further information.


Foreign territorial authorities and institutions governed by public law
18.04%
Credit institutions governed by public law and savings banks
22.48%
Public-sector credit institutions with special tasks (risk weighting of 0)
7.54%
43.74%
8.20%
The German Federal Government, the Federal Governments Special Fund and the German Federal States (Länder)
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities

by borrowers	in Euro m	in %
The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)	25,855	43.74
Towns and municipalities, municipal special purpose associations,		

non-profit organizations and loans guaranteed by municipal authorities	4,847	8.20
Public-sector credit institutions with special tasks (risk weighting of 0)	4,458	7.54
Credit institutions governed by public law and savings banks	13,289	22.48
Foreign territorial authorities and institutions governed by public law	10,661	18.04
Total	**59,110**	**100.00**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 59,110 m

Information as permitted by banking confidentiality.	30.11.2005
The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)	**in Euro m**
Federal Government of Germany	472
Federal Government's Special Fund	749
Laender (individual German Federal States)	24,634
Total	**25,855**

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ESSEN HYP

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 59,110 m

Information as permitted by banking confidentiality.	30.11.2005
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities	**in Euro m**
Baden-Wuerttemberg	254
Bavaria	331
Berlin	8
Brandenburg	1
Bremen	131
Hamburg	604
Hesse	193
Lower Saxony	1,119
Mecklenburg-Western Pomerania	26
North Rhine-Westphalia	1,538
Rhineland-Palatinate	139
Saarland	96
Saxony	1
Saxony-Anhalt	1
Schleswig-Holstein	402
Thuringia	3
Total	**4,847**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 59,110m

Information as permitted by banking confidentiality.	30.11.2005
Public-sector credit institutions with special tasks (risk weighting of 0)	**in Euro m**
special public sector banks (solva 0)	4,458
Total	**4,458**

ESSEN HYP

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 59,110m

Information as permitted by banking confidentiality.	30.11.2005
Credit institutions governed by public law and savings banks	**in Euro m**
Public-sector banks/ financial institution	7,394
Savings banks in	**in Euro m**
Baden-Wuerttemberg	1,406
Bavaria	94
Bremen	0
Hamburg	90
Hesse	180
Lower Saxony	555
Mecklenburg-Western Pomerania	55
North Rhine-Westphalia	2,871
Rhineland-Palatinate	121
Saarland	5
Saxony	0
Schleswig-Holstein	502
Mortgage loans guaranteed by the public-sector	16
Total	**13,289**

ESSEN HYP

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 59,110m

Information as permitted by banking confidentiality.	30.11.2005
Loans within EU	**in Euro m**
Public-sector banks in EU member states	1,946
EU member states	4,019
EU regional governments	1,741
EU member states, cities and municipalities	319
Loans guaranteed by EU member states	976
EU institutions	0
Subtotal	**9,001**
Other Foreign Loans	**in Euro m**
Public-sector banks	93
States	537
Regional governments	756
cities and municipalities	33
Loans guaranteed by foreign states	241
Subtotal	1,660
Total	**10,661**

ESSEN HYP

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Public-sector loans

Breakdown of cover pool by countries

by countries	in Euro m	30.11.2005 in %
Austria	1,148	1.94
Belgium	118	0.20
Canada	430	0.73
Cyprus	99	0.17
Czech Republic	300	0.51
Finland	51	0.09
France	715	1.21
Germany	48,449	81.95
Great Britain	233	0.39
Greece	138	0.23
Hungary	595	1.01
Iceland	105	0.18
Italy	674	1.14
Latvia	45	0.08
Lithunia	39	0.07
Poland	499	0.84
Portugal	1,855	3.14
Slovak Republic	318	0.54
Slovenia	54	0.09
Spain	1,819	3.08
Sweden	134	0.23
Switzerland	189	0.32

The Netherlands	72	0.12
The United States	384	0.65
Others	647	1.09
Total	**59,110**	**100.00**

ESSEN HYP

Public-sector loans

Breakdown of cover pool by risk weighting

30.11.2005

Risk weighting	in Euro m	in %
0%	41,823	70.76
10%	2,644	4.47
20%	14,643	24.77
100%	0	0.00
Total	**59,110**	**100.00**

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Public-sector loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (public-sector Pfandbriefe)	Market value surplus cover in € m	Surplus cover in %	Market value (dynamic approach)		Market value (dynamic approach)	
					Surplus cover in € m in the case of rising yields	Surplus cover in % in the case of rising yields	Surplus cover in € m in the case of falling yields	Surplus co in % in t case of falling yie
30.11.2005	62,430.51	58,031.65	4,398.87	7.58	3,311.46	5.85	5,498.20	9.24
31.10.2005	61,530.28	56,677.61	4,852.67	8.56	3,780.43	6.84	5,952.40	10.24
30.09.2005	61,710.08	57,311.84	4,398.23	7.67	3,265.64	5.84	5,564.87	9.46
31.08.2005	59,821.89	54,513.21	5,308.68	9.74	4,180.94	7.86	6,407.15	11.46
31.07.2005	56,684.00	51,899.00	4,784.00	9.22	3,868.00	7.59	5,586.00	10.57
30.06.2005	58,357.09	53,981.53	4,375.56	8.11	3,328.38	6.27	5,287.48	9.64
31.05.2005	58,377.81	53,620.74	4,757.07	8.87	3,792.13	7.19	5,565.80	10.20
30.04.2005	57,030.69	52,985.78	4,044.91	7.63	3,116.60	5.99	4,831.23	8.95
31.03.2005	56,097.38	52,331.95	3,765.43	7.20	2,833.37	5.54	4,632.64	8.65
28.02.2005	54,733.21	50,224.00	4,509.21	8.98	3,602.76	7.34	5,314.14	10.33
31.01.2005	56,528.60	51,756.35	4,772.24	9.22	3,772.96	7.46	5,655.67	10.67
31.12.2004	56,592.45	52,428.38	4,164.07	7.94	3,109.84	6.07	5,134.39	9.57
30.11.2004	56,909.24	52,476.81	4,432.43	8.45	3,362.61	6.56	5,423.30	10.10
31.10.2004	56,414.02	52,861.53	3,552.50	6.66	2,351.02	4.55	4,622.78	8.54
30.09.2004	56,272.94	52,670.90	3,602.04	6.84	2,385.11	4.64	4,698.73	8.70
31.08.2004	55,989.71	52,576.98	3,412.72	6.49	2,211.34	4.31	4,488.71	8.32
31.07.2004	55,810.65	52,499.49	3,311.16	6.31	2,007.42	3.93	4,523.12	8.37
30.06.2004	55,869.76	52,686.32	3,183.44	6.04	1,759.22	3.45	4,543.44	8.35
31.05.2004	55,631.68	52,330.64	3,301.04	6.31	1,717.35	3.39	4,902.65	9.06

30.04.2004	55,419.11	51,409.77	4,009.34	7.80	2,395.04	4.81	6,019.64	11.32
31.03.2004	55,510.38	51,343.85	4,166.53	8.11	2,788.86	5.64	6,612.97	12.51
29.02.2004	54,767.10	51,057.92	3,709.18	7.26	1,908.62	3.86	5,920.97	11.22
31.01.2004	54,366.68	51,077.12	3,259.57	6.44	1,575.83	3.19	5,498.95	10.42

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Public-sector loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Public-sector *Pfandbriefe* outstanding	Cover	Surplus cover	in %	Bonds and loans not yet serving as cover *	in %	Total in %
30/11/2005	57,693.00	59,110.10	1,417.10	2.5	548.10	1.0	3.5
31/10/2005	55,732.50	57,957.39	2,224,89	4.0	661.20	1.2	5.2
30/09/2005	55,853.90	57,387.30	1,533.40	2.7	583.60	1.0	3.7
31/08/2005	53,309.56	55,481.34	2,171.78	4.1	676.9	1.3	5.4
31/07/2005	50,685.58	52,655.52	1,969.94	3.9	1,332.70	2.6	6.5
30/06/2005	52,526.11	53,660.77	1,134.66	2.2	304.45	0.6	2.8
31/05/2005	52,313.45	53,968.26	1,654.81	3.2	615.90	1.2	4.4
30/04/2005	51,789.87	53,005.58	1,215.71	2.3	801.10	1.5	3.8
31/03/2005	51,454.69	52,631.75	1,177.06	2.3	797.80	1.6	3.9
28/02/2005	49,243.87	51,269.03	2,025.16	4.1	535.80	1.1	5.2
31/01/2005	50,603.72	52,399.46	1,795.74	3.5	717.60	1.4	4.9
31/12/2004	51,340.37	52,705.53	1,365.16	2.7	415.50	0.8	3.5
30/11/2004	51,306.42	53,156.46	1,850.04	3.6	355.36	0.7	4.3
31/10/2004	51,805.87	52,919.77	1,113.90	2.2	399.80	0.8	3.0
30/09/2004	51,802.74	52,965.24	1,162.50	2.2	570.80	1.1	3.3
31/08/2004	51,718.23	52,834.41	1,116.18	2.2	304.80	0.6	2.8
31/07/2004	51,850.10	53,113.88	1,263.78	2.4	446.80	0.9	3.3
30/06/2004	52,128.36	53,165.67	1,037.31	2.0	331.33	0.6	2.6
31/05/2004	51,663.36	52,854.12	1,190.76	2.3	459.75	0.9	3.2

30/04/2004	50,595.48	52,409.61	1,814.13	3.6	593.37	1.2	4.8
31/03/2004	50,105.46	51,723.48	1,618.02	3.2	616.30	1.2	4.4
29/02/2004	49,978.24	51,322.38	1,344.14	2.7	340.17	0.7	3.4
31/01/2004	50,215.02	51,259.87	1,044.85	2.1	115.20	0.2	2.3
31/12/2003	50,182.81	50,821.11	638.30	1.3	256.37	0.5	1.8
30/11/2003	50,378.42	51,173.12	794.70	1.6	411.84	0.8	2.4
31/10/2003	50,151.37	50,693.46	542.09	1.1	475.60	0.9	2.0
30/09/2003	50,787.81	51,390.95	603.14	1.2	355.70	0.7	1.9
31/08/2003	48,592.09	49,452.45	860.36	1.8	302.30	0.6	2.4
31/07/2003	48,349.97	48,897.85	547.88	1.1	141.44	0.3	1.4
30/06/2003	47,607.68	48,259.63	651.95	1.4	465.20	1.0	2.4
31/05/2003	48,486.93	48,851.54	364.61	0.8	267.40	0.6	1.4
30/04/2003	48,701.46	49,141.17	439.71	0.9	142.90	0.3	1.2
31/03/2003	48,786.06	49,884.93	1,098.87	2.3	188.40	0.4	2.7
28/02/2003	48,817.68	50,043.07	1,225.39	2.5	215.30	0.4	3.0
31/01/2003	49,152.92	50,365.79	1,212.87	2.5	219.00	0.4	2.9

* For technical reasons (e.g. due to the absence of certificates).
These bonds and loans are usually included in the cover pool within a few weeks.

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Public-sector loans - Breakdown of new lending commitments

by rating

S & P/ Moody's / Fitch — 30.11.2005

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	6,297	26.62
AA+ / Aa1 / AA+	2,810	11.88
AA / Aa2 / AA	1,897	8.02
AA- / Aa3 / AA-	3,891	16.44
A+ / A1 / A+	1,436	6.07
A / A2/ A	1,611	6.81
A- / A3 / A-	1,359	5.74
BBB+ / Baa1 / BBB+	602	2.54
BBB / Baa2 / BBB	195	0.82
Without rating *	3,564	15.06
Total	**23,662**	**100.00**

*** - Without rating**	**in Euro m**	**in %**
Public-sector banks and saving banks	2,658	11.23
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	865	3.66
Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	0	0.00
Others	41	0.17

Total	**3,564**	**15.06**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality. 30.11.2005

Please click on the different parts of the pie chart for further information.


Credit institutions governed by public law and savings banks
19.02%
31.37%
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities
3.68%
The German Federal Government, the Federal Governments Special Fund and the German Federal States (Länder)
35.88%
Foreign territorial authorities and institutions governed by public law
Public-sector credit institutions with special tasks (risk weighting of 0)
10.05%

by borrowers	in Euro m	in %
The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)	7,423	31.37
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities	871	3.68

Public-sector credit institutions with special tasks (risk weighting of 0)	2,378	10.05
Credit institutions governed by public law and savings banks	4,500	19.02
Foreign territorial authorities and institutions governed by public law	8,490	35.88
Total	**23,662**	**100.00**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	30.11.2005
The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)	**in Euro m**
Federal Government of Germany	0
Federal Government's Special Fund	301
Laender (individual German Federal States)	7,122
Total	**7,423**

ESSEN HYP

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	30.11.2005
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities	**in Euro m**
Baden-Wuerttemberg	5
Bavaria	9
Berlin	0
Brandenburg	19
Bremen	0
Hamburg	275
Hesse	20
Lower Saxony	512
Mecklenburg-Western Pomerania	1
North Rhine-Westphalia	25
Rhineland-Palatinate	5
Saarland	0
Saxony	0
Saxony-Anhalt	0
Schleswig-Holstein	0
Thuringia	0
Total	**871**

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	30.11.2005
Public-sector credit institutions with special tasks (risk weighting of 0)	**in Euro m**
special public sector banks (solva 0)	2,378
Total	**2,378**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	30.11.2005
Credit institutions governed by public law and savings banks	**in Euro m**
Public-sector banks and Private banks/ financial institution	1,852
Savings banks in	**in Euro m**
Baden-Wuerttemberg	786
Bavaria	40
Hamburg	5
Hesse	30
Lower Saxony	367
Mecklenburg-Western Pomerania	55
North Rhine-Westphalia	1,079
Rhineland-Palatinate	101
Saxony	25
Schleswig-Holstein	160
Total	**4,500**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	30.11.2005
Loans within EU	**in Euro m**
Public-sector banks in EU member states	3,694
EU member states	2,783
EU regional governments	457
EU member states, cities and municipalities	244
Loans guaranteed by EU member states	283
EU institutions	0
Subtotal	**7,461**
Other Foreign Loans	**in Euro m**
Public-sector banks	221
States	553
Regional governments	205
Foreign member states, cities and municipalities	25
Loans guaranteed by foreign states	25
Subtotal	1,029
Total	**8,490**

ESSEN HYP

Credit Research

Risk Report

The management of Hypothekenbank in Essen AG is responsible for adding value to the bank while ensuring efficient control mechanisms. In our opinion, there is no conflict between adding value and efficient monitoring and control mechanisms – indeed, these mechanisms form an integral part of the value creation process. Efficient risk management and controlling is the key to assure the sustainability of the value added. The identification, quantification and management of all risks relevant to our bank is mainly governed by regulatory provisions. Mortgage banks are specialist banks and as such subject to additional regulations laid down in the German Mortgage Bank Act (HBG) and the relevant directives issued by the Federal Financial Supervisory Authority (BaFin). Compliance with these regulations, as well as the obligation to meet the ever-increasing requirements of market participants, necessitates an efficient risk management and characterizes modern mortgage banks.

Risk monitoring systems
Essen Hyp has a sophisticated risk monitoring system in place. This risk monitoring system is described in detail in several electronic organizational manuals. These manuals have been summarized in a generic description of the systematic as an overall reference.

Risk categories
Essen Hyp defines the term 'risk' as a possible loss resulting from unexpected changes which might lead to adverse deviations from the bank's projected asset development, and from its financial and earnings performance. Market, liquidity, credit and counterparty risks, as well as operational risks are the most important risk categories for Essen Hyp.

- Market risks hold the danger of losses resulting from adverse changes in prices or price-influencing parameters. Interest rate risks are by far the most important risk category for Essen Hyp. Establishing the total of possible overnight losses constitutes the main aspect of our risk analysis. We also determine the exposure to losses for longer holding periods. Adequate hedging transactions eliminate currency risks.

- Liquidity risks hold the danger that, in the case of illiquid markets, contractual payment obligations cannot be met in a timely manner or not at all, or that due to market disturbances or an insufficient market depth, trades either cannot be closed or processed, or if so only with losses.

- Credit and counterparty risks consist in the partial or total failure of any of our business partners to fulfill their obligations under a legally binding contract.
- Operational risks are defined as the danger of losses resulting from inadequate or defective internal processes and systems, human or technical failures, or from external events. Legal risks resulting from the legal framework, legal actions or contracts are also included in our definition of operational risks.

Risk management under two different accounting standards. Annual accounts in accordance with both HGB and IAS/IFRS. Hypothekenbank in Essen AG prepares its annual accounts in accordance with the provisions of the German Commercial Code (HGB). However, as the consolidated annual accounts of the Commerzbank AG are prepared pursuant to the International Accounting Standards / the International Financing Reporting Standards (IAS/IFRS), we are in addition required to compile annual accounts in accordance with IAS/IFRS.

In contrast to German commercial law, risk management under IAS/IFRS focuses on market values. Therefore, derivatives and loans not originated by the bank are reported at market value because the Commerzbank Group does not use the category 'held to maturity'.

Whether or not changes in the market value affect the bank's net income depends on their classification on the balance sheet. Due to this partial reporting at market value (the so-called 'mixed model') we were required to split our interest rate book into different portfolios for corporate management purposes. This enables us to manage and keep potential effects on our balance sheet under IAS/IFRS within the scope of predefined limits. We measure our performance under IAS/IFRS on a daily basis in order to show the potential effects of asset and liability management measures.

Risk management structure – tasks and responsibilities. The risk management policies of Essen Hyp have been decided by its Board of Managing Directors in accordance with the Commerzbank Group's guidelines. These policies form the basis of our risk management and control system.
Essen Hyp has been closely cooperating with its parent company, the Commerzbank AG, in the field of risk controlling for years. This cooperation includes, in particular, the submission of daily reports on balance sheet and off-balance sheet items, as well as the reporting of credit and market risks to our parent company. The aim is to ensure coherent risk management and controlling throughout the Group.
The general conditions agreed upon by the Board of Managing Directors determine that risks may only be taken within a predefined risk framework and in accordance with applicable law. The Board of Managing Directors established a system of risk limits, including a stop loss limit, taking into account the amount of available capital and the bank's earnings performance, as well as the risk management requirements of the Group as a whole.

Accordingly, any changes relating to limits and limit systems require the approval of the Commerzbank's Central Risk Control Unit (ZRC) prior to a decision by our Supervisory Board and our Risk Committee.
As Essen Hyp is integrated in the Commerzbank AG's daily reporting system, we receive feedback

from the ZRC regarding our risk positions in addition to our own calculations. This helps us to further validate our risk models.

In 2005 our risk management will be linked even closer to that of the Commerzbank AG via several Group projects, including those relating to the implementation of Basel II, which were started as early as 2004.

A separate project aiming at a uniform calculation and presentation of liquidity risks throughout the Group, was close to completion at year-end 2004. Furthermore, the Commerzbank AG not only calculates ratios relating to the overall market risk on a daily basis, but also ratios relating to the specific market risk and launched a relevant project to calculate credit spread risks. Essen Hyp is part of this project. Essen Hyp's positions are taken into account in the Commerzbank AG's calculations of the credit spread VaR. As a result, risk figures on the specific market risks of Essen Hyp are available on a daily basis.

To further improve process reliability, Essen Hyp launched a project to generate the gap report directly from its front-end system ATLAS as early as 2003. This project is coordinated by Essen Hyp's Risk Controlling Department. The considerable restructuring was completed in 2004, including the assessment of the model used by an external auditing company. Starting in 2005, we plan to compute our VaR on the basis of the figures provided by ATLAS. Furthermore, we intend to make our own credit spread VaR calculations as from 2005. In these calculations, we will directly use the data provided by the ATLAS system. These projects aim, in particular, at

- further refining and differentiating our risk measurement
- including additional scenario analyses and stress tests in our risk measurement
- simplifying the procedures; and
- improving the ways of analyzing risk sensitivities.

The technical implementation will take place in several modular steps during 2005, to ensure a clear overview of the project progress. This will allow us to implement each module immediately upon its completion. Accordingly, we will be able to see how the implemented modules work prior to the completion of the project. The following table shows the most important risk control and risk management tasks and their assignment to organizational units.

Management of market and liquidity risks

Management of interest rate, liquidity and currency risks	Treasury Department Corporate Management Department
Risk measurement and reporting, development of uniform methods and procedures	Controlling Department
Monitoring of the fair market value of concluded transactions and compliance with credit limits	Market Conformity Checking Section
Risk reporting	Controlling Department Market Conformity Checking Section

Management of credit and counterparty risks	
Public-sector borrowers and credit institutions governed by private law	Treasury Department, Notifying and Credit Research Department
Individual customers (mortgage loans)	Real Estate Financing Department – Transaction Management, Notifying and Credit Research Department
Credit quality research (public-sector lending)	Credit Research Section within the Notifying and Credit Research Department
Credit quality research (mortgage lending)	Real Estate Financing Department – Transaction Management, Notifying and Credit Research Department
Monitoring of compliance with credit limits	Market Conformity Checking Section, Notifying and Credit Research Department
Non-performing mortgage loans	Mortgage Lending Risk Management Department, Legal Department, Foreclosure Department
Proposals for an appropriate risk provision for non-performing mortgage loans	Real Estate Financing Department – Transaction Management, Mortgage Lending Risk Management Department, Foreclosure Department
Risk reporting	Corporate Management Department, Notifying and Credit Research Department, Mortgage Lending Risk Management Department, Market Conformity Checking Section
Management of operational risks	
Introduction of new products	Task Force 'New Products'
Legal risks	Legal Department; External lawyers if necessary
Modification of the legal framework	Project team comprising employees from the organizational units concerned
Personnel issues	Personnel Department
Structural and procedural organization	Organization Department together with the organizational unit(s) concerned
Data processing risks	EDP/IT Department
Equipment and infrastructure	Organization Department
Internal controlling	Internal Audit Department

Risk monitoring

Market risks – Value at risk (VaR). The data required for risk measurement is taken from the gap report,

which is updated by the Controlling Department on a daily basis and which indicates the mismatches per quarter. This gap report was further refined in 2004 by changing it from a quarterly to a monthly basis. The risks deriving from gap positions in the case of interest rate fluctuations are measured and quantified on mark-to-market key figures. The arbitrage-free zerocoupon discount factors used for this purpose are calculated daily. These calculations are made on the basis of a yield curve composed of the current public-sector Pfandbrief yields and interest swap rates. With the help of these discount factors, the accruing cash flows from interest and principal payments are discounted and summarized into a key figure.

As a next step, the unchanged cash flows are discounted by new discount factors, calculated from a simulated market price change and a holding period of one business day. This simulation is based on the historical yields of the past 255 trading days. The calculated 254 market scenarios form the basis for the respective revaluation of the current portfolio. The corresponding maximum change in the interest rate book's value is then calculated on the basis of a confidence level of 97.5%. The VaR of the entire interest rate book describes the bank's aggregate market risk.

The efficiency and reliability of this method is permanently monitored with the help of backtesting procedures, i.e. the projected VaR is compared to the actual market value changes on a daily basis. To identify outliers, i.e. market value changes outside the forecast interval, we use a one-sided confidence interval. In 2004 we observed four outliers when using a 97.5% confidence level. These outliers were mostly due to extreme market movements. In order to limit losses exceeding the confidence level of 97.5%, another stop loss limit was fixed, taking into account worst-case scenarios. The potential for such losses is also calculated daily.
The worst-case scenario is set up in such a way that the maximal overnight changes in interest rates for each key point on the yield curve are determined on a stand-alone basis and for a period of 10 years. These uncorrelated figures are then applied to the current yield curve by means of a yield curve shift. The Board of Managing Directors, in cooperation with the Supervisory Board and the Commerzbank AG, fixes limits for the VaR, as well as for worstcase scenarios. These limits have to be complied with at all times.

The VaR utilization of the authorized limit came to 49.3% as of December 31, 2004 and to 69.8% on an annual average. The utilization of the limit for worstcase scenarios stood at 52.5% on the balance sheet date, while the annual average was 49.8%. In addition, we simulate various stress test scenarios in order to better assess and limit possible losses arising from extreme market movements, which generally are not appropriately represented by VaR models. Stress testing represents a suitable complement to the VaR analyses based on historical simulation. Apart from the VaR calculations and the simulations based on user-defined parameters, we simulate the impact of changes in interest rate curves, as well as the effects of planned new lending operations and adjust the underlying portfolio accordingly. For VaR, market value and interest rate risk calculations, Essen Hyp uses the well-established ATLAS software and proprietary valuation tools.

Value at risk on a daily basis and on an annual average of the authorized limit in 2004 in %



'Traffic light system'. Pursuant to the requirements set out by the Federal Financial Supervisory Authority (BaFin), Essen Hyp also calculates the potential market value loss of the whole portfolio in the case of a general interest rate increase of 1 basis point and 100 basis points from one business day to another. These calculations are carried out for all maturities, taking into account certain predefined breakpoints (the so-called 'traffic light system'). In case of an interest rate increase of 100 basis points, this basis point value, calculated with the key rate method, may not exceed a certain limit in proportion to the liable capital, defined by the BaFin. These figures are calculated on a daily basis. In 2004 the average limit utilization within this 'traffic light system' came to 13.3%. On the balance sheet date, limit utilization also was 13.3%. We not only report this data to the rating agencies Moody's, Standard & Poor's and FitchRatings, but also publish it on our website in an aggregate form and on a regular basis in order to provide investors with the level of interest rate risk incurred by the bank.

Utilization of the authorized limit under the 'traffic light system' on a daily basis and on an annual average in % (since March 1, 2001)


25
20
15
10
5
0
2001

Internal reporting. On each business day, the Board of Managing Directors, the Head of Treasury and the Head of Corporate Management receive information on the development of the gap report's market value, the VaR level, the utilization of the different risk limits, and the level of interest rate risk calculated with the 'traffic light system'. Moreover, the net present value of our public-sector and mortgage Pfandbriefe and their respective cover pools, as well as the changes in value under predefined stress scenarios, are calculated and reported. Furthermore, the Head of Treasury reports on the bank's short-term and long-term liquidity situation in the course of the weekly meetings of the Board of Managing Directors.

As a part of our corporate management activities, our Asset Liability Committee (ALCO) meets on a bi-weekly basis. This Committee deals with, and issues proposals for decision-making on the bank's interest rate positions, the development of key figures regarding earnings and risk exposure, and reporting requirements. The ALCO is composed of the member of the Board of Managing Directors who is responsible for the Treasury Department (or his deputy), the heads of all operational and back-office units, and the heads of the Controlling and Research Department.

The proposals made by the ALCO are decided in the subsequent Board meeting. On a monthly basis the Board of Managing Directors receives several detailed reports from the individual departments and sections. For instance, the report prepared by the Controlling Department provides, inter alia, information on the transactions effected in the previous month, their impact on the structure of the gap report, the development of the market value and the historical utilization of the existing risk limits. The Controlling Department also reports on the examination and testing of new products. The monthly report prepared by the Accounting and
Tax Department provides information on the development of the balance sheet and the profit and loss

account in accordance with the provisions of both the German Commercial Code (HGB) and IAS/IFRS. The monthly report submitted by the Transaction Banking Department includes, amongst other things, information on the structure of the bank's loan portfolios.

On a monthly basis, the Notifying and Credit Research Department provides information about the ratings of our borrowers including, if applicable, information on changes in the assessment of their credit quality. Our monthly reports on capital market transactions are aggregated in the new 'Risk Report Capital Markets'. This 'Risk Report Capital Markets' is compiled quarterly and complies with the Minimum Requirements for Lending Operations (MaK). The aim is to identify, manage and monitor risks relating to capital market transactions. The report includes an assessment of the bank's risk profile resulting from its capital market transactions. As required by the MaK, the report provides information on the main structural characteristics of the loan portfolio and the new lending business, as well as on limits and their utilization, and on rating changes. Finally, the Market Conformity Checking Section reports on the results of checking the market conformity of new transactions and the compliance with counterparty limits. Another report which is compiled quarterly is the 'Risk Report Real Estate Financing', which analyzes the bank's risk profile resulting from its real estate financing activities. As required by the MaK, this report deals with the main structural characteristics of the loan portfolio, including geographical diversification, property types, industries, size and risk classification. New lending commitments are another key issue in this report. New lending commitments are subject to the limits imposed by the bank's guidelines for real estate financing and our credit risk strategy, which is defined once a year. The new lending commitments are broken down and analyzed by region and property categories. Furthermore, the risk report lists non-performing loans and any credit decisions which have an impact on the bank's risk position, and includes recommendations for reducing such risks.

Credit and counterparty risks from capital market transactions

Risk management structure – tasks and responsibilities. As of December 31, 2004, the total volume of our public-sector cover assets came to A52.7bn. The high quality of these public-sector cover assets is reflected by the low average risk weighting pursuant to the BIS standards and by the external ratings of leading international rating agencies. In terms of the BIS standards, 66.3% of these assets are classified at a risk weighting of 0%, 10.4% at 10% and 23.3% at 20%. A breakdown of the loan portfolio by rating reveals that 25.2% of the assets have been awarded a triple A, 48.5% a double A, 9.5% a single A and 0.4% a triple B. Those assets which were not rated by an external rating agency, i.e. 16.4 % of the total loan volume, include loans to credit institutions governed by public law and to savings banks (43.3%) and to national and international public-sector bodies (56.7%), whose excellent credit quality was confirmed by our internal credit quality analysis. The composition of our loan portfolio which is held by a trustee and serves as cover for our public-sector Pfandbriefe, can be viewed on our website, which is updated monthly and provides investors with information on the structure and quality of our cover pool, while complying with banking secrecy provisions.

As a basic principle, an investment grade rating is a prerequisite for the granting of loans not eligible for cover to foreign public-sector bodies, as well as to credit institutions governed by private law and other borrowers. Our non-cover transactions (excluding derivatives) with these counterparties amounted to A5.4bn as of December 31, 2004. While 2% of these counterparties were rated triple A, 19.1% were rated double A and 76.5% single A. Loans totaling less than A0.2bn were not rated by an external rating agency. The

breakdown of our non-cover loans under different criteria is also published in detail on our website. These figures are updated monthly. Hypothekenbank in Essen AG rigorously complies with the 'gentlemen's agreement' concluded between the member institutions of the Association of German Mortgage Banks (VDH) and the Federal Financial Supervisory Authority (BaFin). This agreement stipulates that new commitments which are not eligible for cover may only be entered into if the respective counterparty has a minimum rating of A-/A3 by an external rating agency or a comparable internal rating. The total volume of loans whose rating is downgraded to a level below the minimum rating of A-/A3 during their term, is limited to one time
the bank's liable capital. As of December 31, 2004 the utilization of this limit was 2.8%, with a maximum limit utilization in 2004 of 30.4%.

Ratings of our cover assets — as of Dec 31, 2004

Standard & Poor`s / Moody`s / Fitch	**in €m**	**in %**
AAA / Aaa / AAA	13,299	25.23
AA+ / Aa1 / AA+	5,249	9.96
AA / Aa2 / AA	6,777	12.86
AA- / Aa3 / AA-	13,534	25.69
A+ / A1 / A+	2,351	4.46
A / A2 / A	1,515	2.87
A- / A3 / A-	1,135	2.15
BBB+ / Baa1 / BBB+	212	0.40
Not rated	8,634	16.38
Total	**52,706**	**100.00**

Country risks. In order to coordinate all questions concerning country risks and to implement appropriate measures, Essen Hyp uses its own expertise and the Commerzbank Group know-how. Risk limits are fixed on the basis of internal and external credit quality assessments and in close cooperation with our supervisory bodies, also taking into account the total credit exposure of the Commerzbank Group. As in the previous years, Essen Hyp did not invest in emerging market countries.

Derivatives. Essen Hyp reduces counterparty risks by applying bilateral outline agreements, most of which include netting arrangements. Again, as far as these agreements are concerned, uniform contractual regulations are in place within the Group. The structure of our derivative portfolio, broken down by counterparty rating, can be seen in the following table (see also p. 100 of the notes to the annual accounts).

Counterparty ratings — in € m/remaining time to maturity

Rating	< 1 year (nominal amount)	1-5 years (nominal amount)	> 5 years (nominal amount)	Total (nominal amount)	Total (market value)
Triple A	25	606	4,571	5,202	-29
Double A	4,930	27,626	22,978	55,534	-850
Single A	12,110	67,545	40,418	120,073	-2,216
not rated	577	22,383	24,019	46,979	-726
Total	**17,642**	**118,160**	**91,986**	**227,788**	**-3,821**

The figures for the not rated counterparties in the table below relate to German subsidiaries of foreign credit institutions with a good rating. In the following table we have notionally attributed the ratings of these foreign credit institutions to the respective counterparties as an 'implicit rating'.

Implicit counterparty ratings — in € m/remaining time to maturity

Rating	< 1 year (nominal amount)	1-5 years (nominal amount)	> 5 years (nominal amount)	Total (nominal amount)	Total (market value)
Single A	577	22,333	23,683	46,593	-688
not rated	0	50	336	386	-38
Total	**577**	**22,383**	**24,019**	**46,979**	**-726**

As a non-trading book institution, Essen Hyp does not trade in derivatives. We only use derivatives to hedge our interest rate risk from individual transactions and/or portfolios and to manage our interest rate book, including, in particular, our earnings and interest rate risk profile. The negative market values of the derivatives are offset by valuation reserves from the underlying transactions in the valuation units and by valuation reserves in our loan and securities portfolios, which are covered as a part of our macro hedging. Essen Hyp's interest-bearing positions are valued on a daily basis. Information on the calculated total market value is provided daily to the Board of Managing Directors, the Head of Treasury and the Head of Corporate Management. As a part of Essen Hyp's limit system, a floor for the market value has been fixed. Accordingly, the overall market value may never fall short of a predefined minimum amount. The overall market value of all interest-bearing transactions of our bank is clearly positive.

Net present value of the Pfandbrief cover. Following the implementation of the new Directive on the Net Present Value Calculation of Cover for Pfandbriefe (HypBarwertV), all German mortgage banks are required to calculate the net present value of their public-sector and mortgage Pfandbriefe in accordance with strict requirements. We calculate the net present value of our Pfandbrief cover on a daily basis. Following the amendment of the German Mortgage Bank Act (HBG) in December 2004 it is mandatory to maintain a surplus cover of 2% at all times. Pursuant to Section 6 of the German Mortgage Bank Act this surplus cover must be calculated on the basis of the net present value of the cover assets, while taking into account certain stress test scenarios as defined

Net present value surplus cover of our public-sector Pfandbriefe in € bn



Net present value surplus cover of our mortgage Pfandbriefe in € bn


6.0
5.0
4.0
3.0
2.0
1.0
Jan
Feb
Apr
May
Jul
Aug
Sep
Oct
Nov
Dec
Net present value of our mortgage cover pool
Net present value of mortgage Pfandbriefe outstanding
Net present value surplus cover

in the Directive on the Net Present Value Calculation of Cover for Pfandbriefe (HypBarwertV). We have always exceeded these minimum requirements. The results of our calculations are submitted to the Federal Financial Supervisory Authority (BaFin) and the rating agencies on a quarterly basis. Stress testing ensures that the 2% surplus cover is also maintained in times of interest rate movements. For its stress test calculations, Essen Hyp uses the dynamic approach in accordance with the Directive on the Net Present Value Calculation of Cover for Pfandbriefe (HypBarwertV). This approach uses the value at risk method, based on the interest rate fluctuations observed in the preceding 250 trading days. Taking into account these stress test calculations, Essen Hyp's average present value surplus cover in 2004 was 4.4% for public-sector Pfandbriefe and 8.3% for mortgage Pfandbriefe.

Derivatives in our cover pools. At present, Essen Hyp has not included any derivatives in its cover pools. There was no need to include derivatives as the net present value of our cover assets has always clearly exceeded the net present value of the Pfandbriefe outstanding. Nevertheless, we have entered into and nearly completed negotiations with certain derivative counterparties in order to be able to make immediate use of derivatives for the purpose of optimizing the management of our surplus cover, should this become necessary.

Credit and counterparty risks relating to real estate financing
The assessment of credit risks relating to real estate financing is the responsibility of the Notifying and Credit Research and the Real Estate Finance Marketing and Real Estate Finance Transaction Management Departments. Assistance is provided by the Mortgage Lending Risk Management Department, and by our subsidiaries, Essen Hyp Immobilien GmbH and Immobilien Expertise GmbH.

The responsibilities and authorities with regard to the granting of loans are clearly and unambiguously defined in our Organizational Instructions, which are available to our staff in electronic form. The credit quality of the borrower, as reflected by our internal rating, is of paramount importance for our credit decision. For those loans which are not classified as home loans the valuation of the property, including the determination of the lending value (Beleihungswert), carried out by the certified appraisers of our subsidiary, Immobilien Expertise GmbH, is a key parameter for decision-making. The sustainable income from the charged property after deduction of the non-recoverable operating expenses must at all times exceed the interest and principal payments due. Essen Hyp drew up specific guidelines for both domestic and international real estate financing, which were approved by the Risk Committee of the Supervisory Board. These guidelines stipulate, amongst other things, the minimum debt service cover (DSC) ratios, and they also include a list of property types which are currently not eligible as security for mortgage loans or for which a loan can only be granted if certain conditions are met.

For the timely recognition of credit risks, we established an early warning system to assess latent risks in a more efficient way, taking into account potential risk factors, such as interrupted performance, an adverse development of the sector, risks of rent losses, or adverse impacts on the quality of the property location. The processing of loans in default or other loans showing performance interruptions (and thus bearing a certain risk potential) has been restructured in accordance with the Minimum Requirements for Lending Operations (MaK). As in the previous years, we have permanently monitored the risks inherent in the larger transactions in our portfolios, and especially those in the East German Federal States. In this context a number of risk-mitigating measures were taken, such as requiring additional security, restructuring certain commitments, and ensuring an adequate provision for possible loan losses.

In 2004 we set up a Credit Risk Committee (CRCO) in order to bundle and optimize the measures referred to above. As a result of its intensive study of problem loans in the books of Essen Hyp and its subsidiaries, the Committee issues proposals on the processing of problem loans, preventive loans and loans which have been called in and are currently being liquidated by the bank or its subsidiaries. The CRCO meets monthly and is composed of the member of the Board of Managing Directors responsible for transaction management or his deputy, the Head of Mortgage Lending Risk Management, the Head of the Foreclosure Department, the Head of Transaction Management and the General Manager of the Essen Hyp Immobilien GmbH. If need be, the meetings are also attended by staff from other Departments. The Committee is chaired by the Head of Mortgage Lending Risk Management who reports on the proposals and recommendations in the subsequent meeting of the Board of Managing Directors.

At each of its periodical Committee meetings, the Risk Committee of the Supervisory Board is informed about the progress of non-performing loans exceeding a certain amount, and about the structure of our mortgage loan portfolio.

Internal ratings
In the period under review Essen Hyp responded to the changes in the regulatory framework governing credit risk capital requirements in accordance with Basel II and the Minimum Requirements for Lending Operations

(MaK), by systematically developing instruments for calculating the minimum capital requirements and measuring credit risks under the Internal Rating Based Approach (IRB). Accordingly, in close cooperation with the Commerzbank AG, we refined our approach for calculating the capital required and improved our internal rating procedures for classifying credit risks in both public-sector lending and real estate financing. In this context, Essen Hyp participated in joint projects dealing with probability of default (PD) rating, loss given default (LGD) grading and capital calculation. These projects aim at developing an internal rating approach that satisfies the Basel II requirements and at integrating the PD and LGD components into the calculation of the capital required.

PD component in real estate financing

Commercial real estate financing. A joint project aiming to determine PD ratings for commercial properties has been started in cooperation with the publishing house Bank-Verlag Köln, the RES Consult GmbH Leipzig (a company owned by the University of Leipzig) and the Department of Statistics of the University of Regensburg. This joint project also covers the segment of international real estate financing. Based on the real estate financing know-how of the six participating banks, a PD prototype with certain rating functions has been developed and made available to the individual banks. This prototype was the predecessor of the actual rating tool Essen Hyp implemented in 2004.

The internal property rating is derived from hard facts, such as the analysis of balance sheets and the profitability of the property, and soft facts, such as the quality of the property management, marketing strategies and the location of the property. The input masks for entering the hard facts, such as balance sheets and property data, into the rating tool vary in accordance with the type of borrower and the share of the property in the overall rating. The required data is entered by our credit analysts. When entering balance sheet figures, assets and liabilities are adjusted to their market value (setting up of a balance sheet at market values). Information on soft facts is entered into the property rating tool by answering a catalogue of questions for each individual customer. After the implementation of the internal rating tool, Essen Hyp has all required analytical instruments for rating its existing loan portfolio and new lending commitments in Germany and abroad.

In compliance with the Minimum Requirements for Lending Operations (MaK) we further refined our existing workflows in such a way that the information required to analyze the credit quality of our borrowers is available in time.

Private customers (home loans). To analyze the credit quality of our private customers who apply for home loans via the Commerzbank AG branches, we have an adequate customer and property scoring system in place, which is used throughout the Commerzbank Group. In compliance with the requirements of the Internal Rating Based Approach (IRB) under Basel II, and under the lead of the Commerzbank AG, we will implement in 2005 our own rating system for customers channeled in from other brokers.

LGD component in real estate financing

Commercial real estate financing and private customers. The LGD component is another key element in calculating the minimum capital requirements. As a participant in the LGD project initiated by the Association of German Mortgage Banks (VDH), Essen Hyp will receive the required general data from all member institutions, such as the recovery rate or the duration of the liquidation process. In addition, we received a working document from the VDH, defining all parameters required for the calculation. The final implementation of the LGD tool will take place in 2005. Together with several other VDH members, Essen Hyp entered into a legally binding agreement with Hyp Rating Services GmbH to continue the LGD project. This agreement requires the banks involved to forward data on loan workouts to the Hyp Rating GmbH. This data will be pooled, analyzed and segmented by the Hyp Rating GmbH in such away that the banks involved can use it for their LGD calculations.

PD component for capital market transactions

Public-sector lending and loans to banks. Internal rating approaches for measuring the probability of default of public-sector loans are currently being developed in a separate project in coordination with the rating agency Standard & Poor's and the VDH. As a part of this project, internal rating approaches are set up for different borrower types, such as countries/ central governments, regional and local authorities and sub-state authorities. The final rating tools for the portfolios 'countries/central governments' and 'regional and local authorities' have already been made available to Essen Hyp. We have thus started to analyze our public-sector loans by using these internal rating tools. Standard & Poor's will be responsible for the validation and calibration of the internal rating in the future.

The probabilities of default for the other asset classes, including banks, corporates and insurance companies will be covered by master agreements with the Commerzbank AG.

LGD component for capital market transactions

Public-sector lending and banks. We plan to develop the LGD component for public-sector lending and loans to banks in coordination with external rating agencies in 2005.

Once the rating components referred to above have been implemented for all segments, our bank will comply with the requirements for an internal risk classification and thus be eligible to adopt the Internal Rating Based Approach (IRB) under Basel II for calculating our capital requirements and arriving at a risk-oriented pricing.

Provision for possible loan losses

Through the formation of individual and, in the case of latent credit risks, of general risk provisions, the discernible risks of the lending business are adequately taken into account. Until now there has been no need for individual value adjustments or provisions in respect of our lending business with public-sector borrowers or entities governed by public law. Based upon thorough analyses, our Real Estate Financing Department continually gauges which risk-provisioning measures need to be taken to ensure the quality of the bank's planning. As a part of our credit risk strategy we have adjusted the standard risk costs applied to our home and commercial loans in close coordination with the Commerzbank AG. Given that 96% of our home loans fall below

60% of the lending value (Beleihungswert) of the property securing the loan, we apply uniform standard risk costs to these loans. In contrast to this, the standard risk costs applied to our commercial loans vary in accordance with the ratio between the loan and the property's lending value. As a part of the implementation of our internal rating tools, we plan to derive the standard risk costs to be applied from the expected loss in order to come to an even more risk-oriented pricing of the loan.

Liquidity risks

The Treasury Department is responsible for the liquidity management, which is based upon the daily listing of all payment flows. An adequate assessment of the liquidity situation requires that the publicsector, corporate and bank bonds held as assets can be disposed of or sold under agreements to repurchase at short notice – within the scope of nominal overcollateralization – should the need for liquidity arise. The bank calculates its liquidity risk by showing the volume of mismatches in a capital outflow account and then determining the ratio between these mismatches and the existing short-term funding limits, plus liquidity reserves. Our liquidity positions are additionally managed pursuant to the Grundsatz II requirements concerning the adequacy of a credit institution's liquidity provision. Our bank's liquidity ratio calculated according to Grundsatz II was 1.29 at the end of the year (minimum ratio required by law: 1.0).

Essen Hyp is integrated into the Commerzbank's project on liquidity management. This project aims at developing a uniform calculation and presentation of liquidity risks throughout the Commerzbank Group. The first project results were presented in 2004. It is planned to complete the project during 2005.

Development of our liquidity ratio in accordance with Grundsatz II



Operational risks

In anticipation of the Basel II requirements concerning risk management and the monitoring of operational risks,

Essen Hyp categorized all relevant risks according to their nature as early as 2001. As a result, our bank not only meets the Basel II criteria, but also complies with the risk categorization that is applied within the Commerzbank Group as a whole. In the past three years, Essen Hyp carried out selfassessments for nearly all bank employees, which provide us with important information on existing or potential risks in the individual departments and sections. We have developed a specific database in order to adequately record, administer and analyze the results.

In addition, the Commerzbank AG developed and introduced separate self-assessments, aimed at managing operational risks at Group level. In November Essen Hyp participated in a Business Continuity Management (BCM) Self-Assessment, which analyzes and assesses the contingency plans of the individual organizational units on the basis of a catalogue of some 50 questions, which cover regulatory requirements laid down under Basel II or in the Minimum Requirements for Trading Activities (MaH) and the Minimum Requirements for Lending Operations (MaK).

The insights gained from this self-assessment will be analyzed and put into practice by the responsible organizational units in a timely manner. Essen Hyp will also participate in a Quality Self Assessment (QSA), which will start at the beginning of 2005. This self-assessment aims at identifying weak points in the workflows and procedures within the Group. For this purpose, we have developed a 'self-assessment matrix', which lists the departments, sections, product groups and business segments to be included in the self-assessment, as well as the specific measures to be taken during the process. This information was communicated to the Commerzbank AG. The self-assessment activities as described above play a key role in the Commerzbank Group's operational risk framework. The aim is to identify potential sources for losses and to prevent such losses by using the information obtained. Another main incentive to pursue such demanding and time-consuming activities is the reduction of the bank's capital requirements by improving the quality of workflows.

Essen Hyp is additionally involved in a Commerzbank Group project which focuses on the collection of data on operational risk losses. In anticipation of the legal requirements which will have to be met under both the standard approach and the IRB approach, it has become necessary to collect, record and analyze operational risk losses in a systematic way. The aim is to quantify operational risks by calculating a precise value at risk figure.

Against this background, Essen Hyp has recorded and reported all losses exceeding A5,000 since the beginning of 2002. Since 2003 our bank has been integrated into the Commerzbank AG's intranet-based 'Loss Collection Tool' (LCT), which serves to collect and assess all operational risk losses incurred within the Group. Since then we have reported the losses incurred in our bank by entering the relevant information into this database. By analyzing the losses incurred in the Group as a whole we expect to obtain detailed information on the future management of this type of operational risk. For the first time, we also reported to our parent company the legal risks. Within Essen Hyp, the Board of Managing Directors receives a monthly report on all operational risk losses incurred. The total volume of losses resulting from operational risks incurred by Essen Hyp in 2004 was A281,400 (including provisions totaling A261,000). However, even before the introduction of the selfassessments and the collection of loss data as described above, Essen Hyp was concerned about the issue of operational risks. In order to detect possible weak points, we have, for several years, been analyzing the 'classical' operational risks relating to the bank's structure and processes, EDP, internal and external electronic

communication (intranet, internet, e-mail), availability of qualified staff, adequate equipment and legal matters. With regard to certain specific issues we seek external advice from consultants and other specialists. For instance, external specialists have been mandated with analyzing and validating the safety of our IT systems at regular intervals, e.g. in view of 'hacker attacks'.

Other preemptive measures in terms of operational risks include the preparation and improvement of contingency plans for all business units. To rule out potential EDP failures, the bank has two separate central computer systems located in different parts of Essen, one of which serves as a back-up system should the working system fail. Our reserve headquarters referred to above is situated on the same premises as our back-up system, so that a continuation of the bank's key business activities for a transitional period is ensured, should the bank's headquarters be destroyed or out of action. In the fourth quarter of 2004 we carried out a comprehensive test to assess the quality of our contingency plans. In a first scenario, we simulated a bomb threat and tested the setup of our reserve headquarters, as well as its linkage to the productive systems on the bank's main premises. In a second scenario, we simulated the total failure of all productive systems in the bank and the resuming of our business activities from the reserve headquarters. Both tests proved that the bank is in a position to continue its business activities in accordance with the legal and regulatory requirements should there be an emergency.

In addition, we continued our qualification program for employees in the operational units and the back office during 2004 by organizing certified seminars on job-specific, as well as general issues. To the extent possible, this aims at preventing errors resulting from lack of expertise.

The reports on operational risks in the areas of EDP/IT, staff and legal issues are on the agenda of our Risk Committee meetings and are regularly presented and discussed during the meetings of our Board of Managing Directors.

Legal risks

Essen Hyp's Legal Department operates as an internal service provider for all legal matters. This includes general and specific legal advice on contracts, as well as on outline and specific agreements. Essen Hyp strives to integrate the Legal Department in all relevant projects from the start. Hence we are immediately aware of the limitations set by the applicable legal framework, while being in a position to innovate and use the whole range of legally permissible options.

The Legal Department is also involved in processing non-performing loans. If required, we additionally seek external legal advice. When dealing with mortgage and public-sector loans to foreign borrowers, we always use the services of experienced international law firms.

The Legal Department regularly informs the Board of Managing Directors about the latest legal developments, related risks and their potential impact on our business activities.

Internal audit
Internal auditing is an integral part of our internal monitoring system. The Internal Audit Department operates independently of all working procedures. It has been assigned by the Board of Managing Directors to control the existing structures and procedures and to assure compliance with regulatory requirements.

As a staff department, our Internal Audit Department reports directly to the Board of Managing Directors and provides independent auditing and consulting services. The aim is to add value and improve our bank's workflows. The Internal Audit Department assists the Board of Managing Directors in achieving the bank's business objectives by systematically assessing the efficiency of the risk management, internal control mechanisms, staff management and supervision. This includes assistance to further optimize these procedures. In close coordination with the responsible employees and/or process owners, the Internal Audit Department issues proposals on how to avoid losses, improve the management, monitoring and internal supervision procedures and increase the efficiency of workflows.

Feedback about the structuring and suitability of the risk management system is provided to the Board of Managing Directors and to the individual departments and sections. Material findings by the Internal Audit Department are reported to the Supervisory Board at its subsequent ordinary meeting. At the first meeting in every new financial year, the Internal Audit Department informs the Supervisory Board about all important findings and remedies taken in the past financial year. Should the internal audit, at any time, reveal serious deficiencies, the Chairman of the Supervisory Board is immediately informed. The Chairman of the Supervisory Board is also informed about any audit reports, which, based on the worst risk grading of all audit reports, are in the first quarter.

The Internal Audit Department operates according to a long-term inspection plan, which is continually improved. This plan also forms the basis for an annual inspection scheme agreed by the Board of Managing Directors and submitted to the Chairman of the Supervisory Board for information purposes. The inspections stipulated in this scheme cover all parts of the bank. Checks on correct working procedures and systems are carried out at fixed intervals. As far as specific risks and legal requirements are concerned, such as provisions relating to the German Money Laundering Act (Geldwäschegesetz), inspections are carried out at least once a year. The inspection intervals are fixed in the long-term inspection scheme. This ensures that all working procedures are inspected once every three years. The audit is risk-oriented and process-specific and mainly focuses on the structure and processes, the risk management and controlling mechanisms, as well as the internal monitoring system for all working procedures within Essen Hyp. The EDP Audit, which is integrated in the Internal Audit Department, is primarily charged with all issues relating to electronic data processing, such as the maintenance of the safety and consistency of our electronic files by controlling the granting of licenses to access the system, and by limiting the number of users.

The findings of each inspection are recorded in an audit report. These reports are made available to the relevant departments, the Board of Managing Directors and the external auditors.

Future prospects

The importance of risk management for a risk- and profit-oriented corporate management will continue to increase in the future. We are therefore committed to further improving our risk management systems, independently and in particular in cooperation with the Commerzbank Group to maximize the efficiency of our capital allocation.

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Risk Management

Value at risk

Date	Utilization in %	Annual average utilization in %
30/11/2005	71.5	71.2
31/10/2005	64.1	71.2
30/09/2005	75.3	71.2
31/08/2005	65.7	71.2
31/07/2005	87.5	71.2
30/06/2005	54.1	71.2
31/05/2005	61.2	71.2
30/04/2005	68.2	71.2
31/03/2005	85.4	71.2
28/02/2005	89.9	71.2
31/01/2005	70.6	71.2
31/12/2004	49.4	70.2
30/11/2004	67.1	70.2
31/10/2004	80.6	70.2
30/09/2004	83.2	70.2
31/08/2004	75.3	70.2
31/07/2004	75.5	70.2
30/06/2004	83.0	70.2
31/05/2004	62.0	70.2
30/04/2004	79.5	70.2
31/03/2004	55.7	70.2
29/02/2004	60.5	70.2

31/01/2004	76.7	70.2
31/12/2003	59.2	70.4
30/11/2003	69.8	70.4
31/10/2003	91.6	70.4
30/09/2003	85.3	70.4
31/08/2003	79.3	70.4
31/07/2003	45.0	70.4
30/06/2003	60.4	70.4
31/05/2003	67.3	70.4
30/04/2003	71.3	70.4
31/03/2003	73.9	70.4
28/02/2003	67.1	70.4
31/01/2003	67.1	70.4

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ESSEN HYP

Risk Management

Worst case scenario

Date	Utilization in %	Annual average utilization in %
30/11/2005	69.4	66.7
31/10/2005	65.2	66.7
30/09/2005	63.3	66.7
31/08/2005	64.2	66.7
31/07/2005	65.4	66.7
30/06/2005	59.3	66.7
31/05/2005	75.7	66.7
30/04/2005	83.7	66.7
31/03/2005	83.3	66.7
28/02/2005	65.3	66.7
31/01/2005	53.8	66.7
31/12/2004	52.6	50.2
30/11/2004	76.2	50.2
31/10/2004	63.5	50.2
30/09/2004	58.7	50.2
31/08/2004	55.0	50.2
31/07/2004	56.1	50.2
30/06/2004	56.6	50.2
31/05/2004	41.3	50.2
30/04/2004	43.3	50.2
31/03/2004	34.0	50.2
29/02/2004	36.6	50.2
31/01/2004	46.5	50.2
31/12/2003	42.1	54.0
30/11/2003	54.9	54.0

31/10/2003	58.5	54.0
30/09/2003	60.1	54.0
31/08/2003	54.4	54.0
31/07/2003	26.7	54.0
30/06/2003	40.7	54.0
31/05/2003	57.2	54.0
30/04/2003	57.3	54.0
31/03/2003	60.4	54.0
28/02/2003	63.2	54.0
31/01/2003	55.7	54.0

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Risk Management

Interest rate risk

Essen Hyp calculates unsolicitedly the potential market value loss of the whole portfolio in the case of a general interest rate rise of 1 basis point (bp) and 100 bp from one business day to another. These calculations are executed for all maturities, taking into consideration certain predefined breakpoints ("traffic light system"). This basis point value, calculated with the help of the key rate method, may, in the case of an interest rate increase of 100bp, not exceed a certain limit in proportion to the liable capital.

Date	Average utilization
30/11/2005	12.82%
31/10/2005	8.25%
30/09/2005	13.16%
31/08/2005	9.49%
31/07/2005	7.59%
30/06/2005	4.13%
31/05/2005	5.90%
30/04/2005	15.02%
31/03/2005	16.66%
28/02/2005	15.98%
31/01/2005	15.06%
31/12/2004	12.11%
30/11/2004	16.59%
31/10/2004	17.18%
30/09/2004	17.60%
31/08/2004	17.39%
31/07/2004	17.55%
30/06/2004	13.08%
31/05/2004	10.22%

30/04/2004	11.36%
31/03/2004	10.83%
29/02/2004	9.43%
31/01/2004	6.63%
31/12/2003	10.59%

These figures are calculated daily. Own capital is charged at zero percent interest. The transaction that has the longest running maturity is taken into consideration. Since April 2001 Essen Hyp also makes these reports available to the rating agencies Moody's, Standard & Poor's and Fitch.

However, the coefficient calculated with the help of this method does not indicate to what extent the liable capital is already exposed to other credit risks. Nonetheless, with a total capital ratio of 12.0% (percentage required by law: 8%) and a core capital ratio of 6.5% (percentage required by law: 4%) as of November 30, 2005, Essen Hyp has "free capital" as a further security in addition to the limitation of interest rate risks in accordance with the BaFin stipulations and to the limitation of the interest rate risks through value at risk calculations.

Liable capital not tied up by risk assets


€ Mio.
1400
1200
1000
800
600
400
200
0
20% limit
liable capital not tied up by risk assets
interest rate risk with an interest rate change of 100 bp
liable capital tied up by risk assets
Nov 04 Dec 04 Jan 05 Feb 05 Mar 05 Apr 05 May 05 Jun 05 Jul 05 Aug 05 Sep 05 Okt 05 Nov 05

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Risk Management

Grundsatz I - overview

Pursuant to Sections 10 (1) and 10a (1) of the German Banking Act *(KWG)*, *Grundsatz I* establishes rules concerning the adequacy of a credit institution's equity capital. Pursuant to Grundsatz I the ratio of the liable capital of an institution to its risk weighted assets must not fall below 8% at the close of each business day (Tier II capital ratio), while the ratio of the core capital of an institution to its risk weighted assets must not fall below 4% at the close of each business day (Tier I capital ratio).

	Tier I		Tier II	
Date	**Required by law**	**Ratio**	**Required by law**	**Ratio**
30/11/2005	4.0	6.5	8.0	12.0
31/10/2005	4.0	6.5	8.0	12.0
30/09/2005	4.0	6.5	8.0	12.0
31/08/2005	4.0	6.5	8.0	12.0
31/07/2005	4.0	6.6	8.0	12.3
30/06/2005	4.0	6.6	8.0	12.3
31/05/2005	4.0	6.7	8.0	12.5
30/04/2005	4.0	6.8	8.0	12.6
31/03/2005	4.0	6.8	8.0	12.8
28/02/2005	4.0	6.3	8.0	12.3
31/01/2005	4.0	6.4	8.0	12.4
31/12/2004	4.0	6.4	8.0	12.3
30/11/2004	4.0	6.4	8.0	12.3
31/10/2004	4.0	6.5	8.0	12.6
30/09/2004	4.0	6.6	8.0	12.6
31/08/2004	4.0	6.5	8.0	12.5
31/07/2004	4.0	6.5	8.0	12.3

30/06/2004	4.0	6.3	8.0	12.0
31/05/2004	4.0	6.3	8.0	12.0
30/04/2004	4.0	6.2	8.0	11.9
31/03/2004	4.0	6.0	8.0	11.5
29/02/2004	4.0	5.6	8.0	11.3
31/01/2004	4.0	6.0	8.0	12.1
31/12/2003	4.0	6.2	8.0	12.3
30/11/2003	4.0	6.1	8.0	12.1
31/10/2003	4.0	6.0	8.0	11.9
30/09/2003	4.0	6.1	8.0	12.1
31/08/2003	4.0	6.2	8.0	12.3
31/07/2003	4.0	6.2	8.0	12.2
30/06/2003	4.0	6.2	8.0	12.3
31/05/2003	4.0	6.3	8.0	12.2
30/04/2003	4.0	6.5	8.0	12.6
31/03/2003	4.0	6.5	8.0	12.7
28/02/2003	4.0	6.2	8.0	12.4
31/01/2003	4.0	6.1	8.0	12.2

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Risk Management

Grundsatz II

Grundsatz II concerns the adequacy of a credit institution's liquidity provision. It is required and sufficent that the liquid assets cover all actual and potential liquidity outflows over the following twelve months. Since December 1, 2000 German mortgage banks have to comply with *Grundsatz II*.

Date	Ratio	Required by law
30/11/2005	1.10	1.0
31/10/2005	1.19	1.0
30/09/2005	1.34	1.0
31/08/2005	1.24	1.0
31/07/2005	1.26	1.0
30/06/2005	1.19	1.0
31/05/2005	1.18	1.0
30/04/2005	1.35	1.0
31/03/2005	1.50	1.0
28/02/2005	1.32	1.0
31/01/2005	1.16	1.0
31/12/2004	1.29	1.0
30/11/2004	1.26	1.0
31/10/2004	1.22	1.0
30/09/2004	1.30	1.0
31/08/2004	1.31	1.0
31/07/2004	1.21	1.0
30/06/2004	1.29	1.0
31/05/2004	1.90	1.0

30/04/2004	1.60	1.0
31/03/2004	1.16	1.0
29/02/2004	1.70	1.0
31/01/2004	1.64	1.0
31/12/2003	1.21	1.0
30/11/2003	1.53	1.0
31/10/2003	1.65	1.0
30/09/2003	1.15	1.0
31/08/2003	1.45	1.0
31/07/2003	1.36	1.0
30/06/2003	1.35	1.0
31/05/2003	1.19	1.0
30/04/2003	1.16	1.0
31/03/2003	1.55	1.0
28/02/2003	1.28	1.0
31/01/2003	1.14	1.0

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Derivatives

Counterparty ratings

Nominal amount in Euro m/Remaining time to maturity 30.11.2005

Rating	<= 1 year	in %	1-5 years	in %	> 5 year	in %	Total	in %
Triple A	260.7	0.88	874.4	0.75	3,973.9	4.19	5,109.1	2.12
Double A	6,333.5	21.43	35,962.1	30.86	28,462.7	29.98	70,758.4	29.36
Single A	22,960.3	77.69	79,705.6	68.38	62,491.4	65.83	165,157.2	68.51
Triple B	0	0	14.7	0.01	0.0	0	14.7	0.01
Total	**29,554.5**	**100.00**	**116,556.8**	**100.00**	**94,928.0**	**100.00**	**241,039.4**	**100.00**

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Derivatives

Yield curve distribution

Essen Hyp derivatives portfolio by instruments
Financial derivatives in Euro m / Remaining time to maturity

30.11.2005

Instruments	**<= 1 year**	**in %**	**>1-5 years**	**in %**	**>5 years**	**in %**	**Total**	**in %**
Interest rate swaps	28,214.7	95.47	114,019.8	97.82	91,580.4	96.47	233,814.9	97.00
Swaptions	332.3	1.12	747.4	0.64	632.9	0.67	1,712.6	0.71
Other interest rate derivatives	0	0	179.0	0.15	0	0.00	179.0	0.08
Currency swaps	1,007.5	3.41	1,610.7	1.39	2,714.7	2.86	5,332.9	2.21
Total	**29,554.5**	**100.00**	**116,556.9**	**100.00**	**94,928.0**	**100.00**	**241,039.4**	**100.00**

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Investor Relations

Ratings and Analyses (as of: December 12, 2005)

Ratings	S & P	Moody's	Fitch Ratings
Pfandbriefe			
- public-sector	AAA	Aaa	AAA
- mortgage	not rated	Aa1	AAA
Long-term counterparty rating	BBB+ (outlook positive)	A2 (outlook stable)	A (outlook stable)
Short-term counterparty rating	A-2	P-1	F1
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	BBB+	A2	not rated
- Subordinated Debt	BBB	A3	not rated
Commercial Paper Program	A-2	P-1	not rated

Rating Reports

▷ **Standard & Poor's**	**Research update as of July 12, 2005** and **Rating analysis as of Aug 31, 2004**.
▷ **Moody's**	**Rating analysis as of June 2002** and **rating confirmation as of March 7, 2003.**
▷ **Fitch Ratings**	Extract as of November 3, 2005; the complete report can be obtained from Fitch.

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ESSEN HYP

Code of Conduct

Outline

In co-operation with its member institutions, the Association of German Pfandbrief Banks (vdp) has established a code of conduct for the issuers of Jumbo *Pfandbriefe*.

This Code of Conduct contains (a) rules of conduct and (b) disclosure requirements, with which the mortgage banks will voluntarily comply:

a. The rules of conduct nos. 1) to 3), which apply to the issuers of Jumbo *Pfandbriefe*, stipulate that

   - new issues and increases are to be announced duly in advance in order to make sure that there is sufficient time for the book-building process;
   - new issues and increases are to be marked to the market at all times;
   - as a rule, increases are to be launched by the laid down minimum number of market makers.

b. The rule of conduct no. 4) lays down minimum standards on the information to be disclosed. This will allow investors to evaluate the quality of cover assets. The information, which should be updated at least quarterly, is to be published in suitable electronic media.

   Since mid-2001 Essen Hyp has been publishing detailed information about its cover pools, derivatives and interest rate risks. This information has been complemented by further details in accordance with the provisions of the Code of Conduct.

	Published on our Credit Research sites
New public-sector lending commitments	X

New mortgage lending commitments	X
Public-sector cover pool	X
Mortgage cover pool	X
Derivatives	X
Derivatives serving as cover	X
Cover pools at market value / development and stress scenarios	X
Interest rate risk	X
Compliance with the self-restrictions regarding the investment of available funds	X

The information listed above is updated at regular intervals and can be viewed in the individual sections of our Credit Research sites.

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Breakdown of non-cover assets

by rating

S & P/Moody's/Fitch 30.11.2005

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	9	0.86
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	71	6.79
AA- / Aa3 / AA-	100	9.57
A+ / A1 / A+	97	9.28
A / A2 / A	75	7.18
A- / A3 / A-	680	65.08
BBB+ / Baa1 / BBB+	0	0.00
BBB / Baa2 / BBB	0	0.00
BBB- /Baa3 /BBB-	0	0.00
BB+ / Ba1 / BB+	0	0.00
BB- / Ba3 /BB-	0	0.00
Without rating *	13	1.24
Total	**1.045**	**100.00**

* - Without rating

	in Euro m	**in %**
National credit institutions	0	0.00
International credit institutions	0	0.00

Other (e.g. financial institutions)	13	1.24
Total	**13**	**1.24**

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Breakdown of non-cover assets

by borrowers

		30.11.2005
by borrowers	**in Euro m**	**in %**
National credit institutions	*0*	*0.00*
Foreign Governments and municipalities	113	10.81
International credit institutions	300	28.71
Other foreign financial institutions (guaranteed by national or international credit institutions)	408	39.04
Others	224	21.44
Total	**1.045**	**100.00**

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Breakdown of non-cover assets

by countries

		30.11.2005
by countries	**in Euro m**	**in %**
Germany	55	5.26
EU member states without Germany		
The Netherlands	139	13.30
France	95	9.09
Denmark	0	0.00
Austria	0	0.00
Belgium	15	1.44
Great Britain	25	2.39
Ireland	10	0.96
Italy	47	4.50
Spain	147	14.07
Finland	0	0.00
Sweden	15	1.44
Estonia	0	0.00
Hungary	0	0.00
Total EU without Germany	**493**	**47.19**
Non EU member states in Western Europe	13	1.24
Others	484	46.31
Total	**1,045**	**100.00**

Breakdown of non-cover assets

by risk weighting

		30.11.2005
Risk weighting	**in Euro m**	**in %**
0%	172	16.46
10%	0	0.00
20%	564	53.97
100%	309	29.57
Total	**1.045**	**100.00**

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Mortgage loans

Breakdown of mortgage portfolio
by type of property, region and LTV

Commercial Properties in Euro m — 30.09.2005

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and admini-strative buildings	Foreign countries	671.3	35.8	28.7	3.5	173.9	47.4	55.5	28.9	28.9	19.3	929.6	37.0
	West **	471.1	25.1	366.7	45.0	53.7	14.6	20.8	17.5	57.3	38.3	602.9	24.0
	East ***	15.7	0.8	14.6	1.8	0.8	0.2	0.0	0.0	0.2	0.1	16.7	0.7
Building sites	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.8	0.0
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Factory buildings	Foreign countries	1.3	0.1	0.0	0.0	0.4	0.1	0.1	0.1	0.0	0.0	1.8	0.1
	West **	45.5	2.4	26.3	3.2	10.3	2.8	3.2	2.7	6.0	4.0	65.0	2.6
	East ***	1.6	0.1	0.0	0.0	0.5	0.1	0.2	0.2	0.0	0.0	2.3	0.1
Shops	Foreign countries	27.6	1.5	0.0	0.0	9.2	2.5	4.6	3.9	3.6	2.4	45.0	1.8
	West **	220.6	11.8	186.9	22.9	30.2	8.2	5.3	4.5	8.3	5.6	264.4	10.5
	East ***	58.9	3.1	42.5	5.2	18.3	5.0	7.1	6.0	12.0	8.0	96.3	3.8
Hotels and restaurants	Foreign countries	59.0	3.1	0.0	0.0	4.0	1.1	1.8	1.5	0.0	0.0	64.8	2.6
	West **	30.5	1.6	11.7	1.4	12.5	3.4	4.6	3.9	14.8	9.9	62.4	2.5
	East ***	22.6	1.2	0.0	0.0	6.3	1.7	1.8	1.5	1.2	0.8	31.9	1.3
Other non-residential	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

properties	West **	160.0	8.5	103.7	12.7	25.2	6.9	8.9	7.5	12.0	8.0	206.1	8.2
	East ***	1.3	0.1	1.2	0.1	0.2	0.1	0.0	0.0	0.0	0.0	1.5	0.1
Ware-houses and exhibition buildings	Foreign countries	31.1	1.7	0.0	0.0	10.4	2.8	2.9	2.4	4.2	2.8	48.6	1.9
	West **	58.0	3.1	32.5	4.0	10.7	2.9	2.1	1.8	1.0	0.7	71.8	2.9
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total commercial properties	Foreign countries	790.3	42.1	28.7	3.5	197.9	54.0	64.9	54.6	36.7	24.5	1,089.8	43.4
	West **	986.5	52.6	727.8	89.3	142.6	38.9	44.9	37.7	99.4	66.5	1,273.4	50.7
	East ***	100.1	5.3	58.3	7.2	26.1	7.1	9.1	7.7	13.4	9.0	148.7	5.9
	Total	**1,876.9**	**100.0**	**814.8**	**100.0**	**366.6**	**100.0**	**118.9**	**100.0**	**149.5**	**100.0**	**2,511.9**	**100.0**

Residential Properties in Euro m

Purpose of property	**Country***	**LTV up to 60%**	**in %**	**of which used as cover**	**in %**	**LTV 61-80 %**	**in %**	**LTV 81-90 %**	**in %**	**LTV >90 %**	**in %**	**Total**	**in %**
Owned houses	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	2,512.1	56.7	2,137.1	59.8	71.9	33.8	2.7	11.3	1.3	3.4	2,588.0	55.0
	East ***	354.1	8.0	267.7	7.5	18.2	8.6	1.3	5.4	0.4	1.0	374.0	7.9
Owned flats	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	734.7	16.6	618.0	17.3	25.1	11.8	1.5	6.3	0.7	1.8	762.0	16.2
	East ***	46.1	1.0	35.2	1.0	1.6	0.8	0.1	0.5	0.1	0.3	47.9	1.0
Residen-tial con-struction for letting purposes	Foreign countries	55.3	1.2	0.5	0.0	17.5	8.2	6.6	27.6	4.5	11.7	83.9	1.8
	West **	631.0	14.2	482.8	13.5	68.2	32.1	9.0	37.6	15.3	39.9	723.5	15.4
	East ***	100.0	2.3	34.7	1.0	10.1	4.8	2.7	11.3	16.0	41.8	128.8	2.7
Total residential properties	Foreign countries	55.3	1.2	0.5	0.0	17.5	8.2	6.6	27.6	4.5	11.7	83.9	1.8
	West **	3,877.8	87.5	3,237.9	90.6	165.2	77.7	13.2	55.2	17.3	45.2	4,073.5	86.5
	East ***	500.2	11.3	337.6	9.4	29.9	14.1	4.1	17.2	16.5	43.1	550.7	11.7
	Total	**4,433.3**	**100.0**	**3,576.0**	**100.0**	**212.6**	**100.0**	**23.9**	**100.0**	**38.3**	**100.0**	**4,708.1**	**100.0**

Total mortgage loans	**Country***	**LTV up to 60%**	**in %**	**of which used as cover**	**in %**	**LTV 61-80 %**	**in %**	**LTV 81-90 %**	**in %**	**LTV >90 %**	**in %**	**Total**	**in %**
	Foreign countries	845.6	72.0	29.2	0.6	215.4	18.4	71.5	6.1	41.2	3.5	1,173.7	16.3
	West **	4,864.3	91.0	3,965.7	90.3	307.8	5.8	58.1	1.1	116.7	2.1	5,346.9	74.0
	East ***	600.3	85.8	395.9	9.1	56.0	8.0	13.2	1.9	29.9	4.3	699.4	9.7
	Total	**6,310.2**	**87.4**	**4,390.8**	**100.0**	**579.2**	**8.0**	**142.8**	**2.0**	**187.8**	**2.6**	**7,220.0**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

ESSEN HYP

Mortgage loans

Breakdown of mortgage portfolio
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m 30.09.2005

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Office and administrative buildings	United States	86.8	0.0	13.0	5.0	4.5	109.3	10.0
	Belgium	1.1	1.0	0.0	0.0	0.0	1.1	0.1
	England	333.9	0.0	104.6	36.5	19.3	494.3	45.4
	France	117.7	0.1	17.9	4.2	1.6	141.4	13.0
	Canada	20.8	0.0	7.0	3.5	3.5	34.8	3.2
	The Netherlands	49.4	27.6	10.9	0.3	0.0	60.6	5.6
	Spain	61.6	0.0	20.5	6.0	0.0	88.2	8.1
Factory/workshop buildings	The Netherlands	1.3	0.0	0.4	0.1	0.0	1.8	0.2
Shops	Poland	27.6	0.0	9.2	4.6	3.6	45.0	4.1
Hotels and restaurants	United States	12.0	0.0	4.0	1.8	0.0	17.8	1.6
	France	47.0	0.0	0.0	0.0	0.0	47.0	4.3
Warehouse and exhibition buildings	France	31.1	0.0	10.4	2.9	4.2	48.6	4.5
Total commercial properties	United States	98.8	0.0	17.0	6.8	4.5	127.1	11.7
	Belgium	1.1	1.1	0.0	0.0	0.0	1.1	0.1
	England	333.9	0.0	104.6	36.5	19.3	494.3	45.4
	France	195.8	0.1	28.3	7.1	5.8	237.0	21.7
	Canada	20.8	0.0	7.0	3.5	3.5	34.8	3.2
	The Netherlands	50.7	27.6	11.3	0.4	0.0	62.4	5.7

	Poland	27.6	0.0	9.2	4.6	3.6	45.0	4.1
	Spain	61.6	0.0	20.5	6.0	0.0	88.1	8.1
	Total	**790.3**	**28.7**	**197.9**	**64.9**	**36.7**	**1,089.8**	**100.0**

Residential Properties in Euro m 30.09.2005

Purpose of property	**Country***	**LTV up to 60%**	**of which used as cover**	**LTV 61-80%**	**LTV 81-90%**	**LTV >90%**	**Total**	**in %**
owned flats	France	0.2	0.0	0.0	0.0	0.0	0.2	0.2
Residential construction for letting purposes	United States	34.0	0.0	10.7	3.2	2.5	50.4	60.1
	Belgium	0.6	0.5	0.0	0.0	0.0	0.6	0.7
	France	20.5	0.0	6.8	3.4	2.0	32.7	39.0
Total residential properties	United States	34.0	0.0	10.7	3.2	2.5	50.4	60.1
	Belgium	0.6	0.5	0.0	0.0	0.0	0.6	0.7
	France	20.7	0.0	6.8	3.4	2.0	32.9	39.2
	Total	**55.3**	**0.5**	**17.5**	**6.6**	**4.5**	**83.9**	**100.0**

Total in Euro m 30.09.2005

Mortgage loans	**Country***	**LTV up to 60%**	**of which used as cover**	**LTV 61-80%**	**LTV 81-90%**	**LTV >90%**	**Total**	**in %**
	United States	132.8	0.0	27.7	10.0	7.0	177.5	15.1
	Belgium	1.7	1.5	0.0	0.0	0.0	1.7	0.1
	England	333.9	0.0	104.6	36.5	19.3	494.3	42.1
	France	216.5	0.1	35.1	10.5	7.8	269.9	23.0
	Canada	20.8	0.0	7.0	3.5	3.5	34.8	3.0
	The Netherlands	50.7	27.6	11.3	0.4	0.0	62.4	5.3
	Poland	27.6	0.0	9.2	4.6	3.6	45.0	3.8
	Spain	61.6	0.0	20.5	6.0	0.0	88.1	7.6
	Total	**845.6**	**29.2**	**215.4**	**71.5**	**41.2**	**1,173.7**	**100.0**

*- The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

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Mortgage loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (mortgage Pfandbriefe)	Market value surplus cover in € m	Surplus cover in %	Market value (dynamic approach) Surplus cover in € m in the case of rising yields	Market value (dynamic approach) Surplus cover in % in the case of rising yields	Market value (dynamic approach) Surplus cover in € m in the case of falling yields	Market value (dynamic approach) Surplus cover in % in the case of falling yields
30.11.2005	5,078.69	4,122.27	956.42	23.20	782.72	19.37	1,148.82	27.30
31.10.2005	5,160.49	4,547.25	613.24	13.49	424.00	9.48	822.93	17.78
30.09.2005	5,318.82	4,649.87	668.95	14.39	471.03	10.31	888.32	18.76
31.08.2005	5,320.51	4,661.42	659.09	14.14	462.27	10.10	877.56	18.48
31.07.2005	5,290.00	4,628.00	662.00	14.30	504.00	11.04	834.00	17.77
30.06.2005	5,239.20	4,555.40	683.80	15.01	532.03	11.83	848.12	18.37
31.05.2005	5,100.54	4,146.51	954.03	23.01	804.10	19.64	1,115.57	26.56
30.04.2005	5,108.05	4,317.49	790.55	18.31	629.90	14.78	950.45	21.72
31.03.2005	4,969.25	4,172.34	796.91	19.10	622.86	15.16	973.35	22.97
28.02.2005	4,922.94	4,168.10	754.84	18.11	580.01	14.15	932.60	22.01
31.01.2005	4,947.91	4,176.32	771.59	18.48	623.90	15.59	919.38	21.65
31.12.2004	4,877.21	4,189.36	687.85	16.42	515.99	12.53	862.91	20.25
30.11.2004	4,795.28	4,246.67	548.61	12.92	384.54	9.21	715.97	16.57
31.10.2004	4,712.03	4,236.64	475.39	11.22	307.87	7.40	646.95	14.99
30.09.2004	3,570.10	3,215.79	354.31	11.02	256.84	8.20	450.23	13.64
31.08.2004	3,515.48	3,187.26	328.22	10.30	230.66	7.43	423.86	12.95
31.07.2004	3,415.73	3,147.42	268.31	8.52	153.74	5.03	384.68	11.86

30.06.2004	3,450.04	3,144.54	305.50	9.72	189.20	6.22	424.67	13.05
31.05.2004	3,500.26	3,114.61	385.65	12.38	254.99	8.49	524.16	16.24
30.04.2004	3,236.24	3,008.50	227.74	7.57	103.27	3.56	381.56	12.23
31.03.2004	3,133.24	2,856.19	277.06	9.70	167.37	6.09	412.39	13.91
29.02.2004	3,036.60	2,821.82	214.78	7.61	97.87	3.59	358.57	12.28
31.01.2004	2,935.24	2,764.33	170.91	6.18	65.08	2.44	302.33	10.55

Mortgage loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Mortgage *Pfandbriefe* outstanding	cover	Surplus cover	in %	Not yet serving as cover
30/11/2005	4,076.70	4,688.10	611.40	15.0	1,645.59
31/10/2005	4,492.88	4,763.82	270.94	6.0	1,690.20
30/09/2005	4,571.90	4,815.90	244.0	5.3	1,658.30
31/08/2005	4,574.88	4,785.67	210.79	4.6	1,681.60
31/07/2005	4,543.61	4,747.55	203.94	4,5	1,754.73
30/06/2005	4,459.61	4,695.55	235.94	5.29	1,989.69
31/05/2005	4,060.27	4,600.05	539.78	13.3	1,989.69
30/04/2005	4,242.47	4,619.61	337.14	8.9	2,085.44
31/03/2005	4,117.74	4,560.71	442.97	10.8	2,129.07
28/02/2005	4,108.65	4,528.39	419.74	10.2	2,123.05
31/01/2005	4,108.15	4,508.92	400.77	9.8	2,124.31
31/12/2004	4,127.60	4,480.38	352.78	8.5	2,237.51
30/11/2004	4,180.37	4,391.70	211.33	5.1	2,212.20
31/10/2004	4,180.37	4,365.66	185.29	4.4	2,317.65
30/09/2004	3,170.73	3,345.44	174.71	5.5	3,172.49
31/08/2004	3,141.05	3,301.42	160.37	5.1	3,225.50
31/07/2004	3,116.04	3,224.28	108.24	3.5	3,270.80
30/06/2004	3,119.81	3,190.27	70.46	2.3	3,321.02
31/05/2004	3,084.92	3,225.48	140.56	4.6	3,295.01

30/04/2004	2,967.92	3,164.93	197.01	6.6	3,348.58
31/03/2004	2,794.87	3,035.01	240.14	8.6	2,337.70
29/02/2004	2,756.13	2,948.72	192.59	7.0	2,456.84
31/01/2004	2,716.16	2,872.70	156.54	5.8	2,410.48
31/12/2003	2,659.16	2,835.38	176.22	6.6	2,346.31
30/11/2003	2,764.22	2,878.60	114.38	4.1	2,328.72
31/10/2003	2,375.18	2,536.03	160.85	6.8	2,278.99
30/09/2003	2,386.32	2,470.00	83.68	3.5	2,236.18
31/08/2003	2,383.99	2,552.04	168.05	7.0	2,199.87
31/07/2003	2,347.56	2,440.78	93.22	4.0	2,184.85
30/06/2003	2,320.82	2,402.11	81.29	3.5	2,042.90
31/05/2003	2,217.54	2,365.14	147.60	6.7	1,800.84
30/04/2003	2,006.14	2,274.40	268.26	13.4	1,738.59
31/03/2003	1,886.70	2,255.55	368.85	19.6	1,750.23
28/02/2003	1,924.34	2,001.85	77.51	4.0	1,964.20
31/01/2003	1,942.93	2,031.48	88.55	4.6	2,006.30

* For technical reasons (e.g. due to the absence of evidence that the loan is secured by a first mortgage). The loans are usually included in the cover pool within not more than three months.

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Mortgage loans

Breakdown of non-cover assets
Loans with a LTV > 60%

Loans with a LTV exceeding 60% are not eligible to serve as cover for mortgage *Pfandbriefe*.

Date	in %
30/11/2005	12.69
31/10/2005	12.63
30/09/2005	13.01
31/08/2005	13.20
31/07/2005	13.45
30/06/2005	13.38
31/05/2005	14.16
30/04/2005	13.91
31/03/2005	13.98
28/02/2005	14.05
31/01/2005	13.97
31/12/2004	14.06
30/11/2004	13.77
31/10/2004	13.85
30/09/2004	13.90
31/08/2004	14.23
31/07/2004	14.82
30/06/2004	15.12
31/05/2004	15.19

30/04/2004	14.86
31/03/2004	15.80
29/02/2004	15.54
31/01/2004	15.01
31/12/2003	14.82
30/11/2003	14.70
31/10/2003	14.33
30/09/2003	14.37
31/08/2003	13.72
31/07/2003	13.29
30/06/2003	13.69
31/05/2003	13.40
30/04/2003	12.44
31/03/2003	12.55
28/02/2003	12.58
31/01/2003	12.68

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Mortgage loans

Breakdown of new lending commitments
Domestic loans by type of property, region and LTV

Commercial Properties in Euro m 30.09.2005

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and admini-strative buildings	Foreign countries	186.6	40.0	0.0	0.0	77.8	61.8	37.5	70.9	31.6	59.6	333.5	47.8
	West **	55.8	12.0	0.0	0.0	14.0	11.1	4.8	9.1	0.0	0.0	74.6	10.7
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Building sites	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.0	0.0	0.0	0.0	0.1	0.1	0.0	0.0	0.0	0.0	0.1	0.0
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Factory buildings	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	7.2	1.5	0.0	0.0	0.7	0.6	0.4	0.8	0.0	0.0	8.3	1.2
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Shops	Foreign countries	89.6	19.2	0.0	0.0	7.6	6.0	3.8	7.2	10.7	20.2	111.7	16.0
	West **	48.7	10.4	3.5	25.7	8.3	6.6	1.9	3.6	5.3	10.0	64.2	9.2
	East ***	20.0	4.3	0.0	0.0	1.6	1.3	0.2	0.4	0.0	0.0	21.8	3.1
Hotels and restaurants	Foreign countries	2.0	0.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.0	0.3
	West **	0.1	0.0	0.1	0.7	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0
	East ***	7.1	1.5	0.0	0.0	2.4	1.9	1.2	2.3	4.7	8.9	15.4	2.2
Other non-residential	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

properties	West **	17.6	3.8	0.0	0.0	5.8	4.6	2.7	5.1	0.7	1.3	26.8	3.8
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Ware-houses and exhibition buildings	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	31.8	6.8	10.0	73.5	7.5	6.0	0.4	0.8	0.0	0.0	39.7	5.7
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total commercial properties	Foreign countries	278.2	59.6	0.0	0.0	85.4	67.9	41.3	78.1	42.3	79.6	447.2	64.0
	West **	161.2	34.6	13.6	100.0	36.4	28.9	10.2	19.3	6.0	11.4	213.8	30.7
	East ***	27.1	5.8	0.0	0.0	4.0	3.2	1.4	2.6	4.7	9.0	37.2	5.3
	Total	**466.5**	**100.0**	**13.6**	**100.0**	**125.8**	**100.0**	**52.9**	**100.0**	**53.0**	**100.0**	**698.2**	**100.0**

Residential Properties in Euro m

Purpose of property	**Country***	**LTV up to 60%**	**in %**	**of which used as cover**	**in %**	**LTV 61-80 %**	**in %**	**LTV 81-90 %**	**in %**	**LTV >90 %**	**in %**	**Total**	**in %**
Owned houses	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	51.0	40.8	0.5	22.7	2.7	15.4	0.4	8.2	0.5	11.1	54.6	35.9
	East ***	6.7	5.4	0.1	4.5	0.6	3.4	0.1	2.0	0.0	0.0	7.4	4.9
Owned flats	Foreign countries	2.2	1.8	0.0	0.0	0.6	3.4	0.0	0.0	0.0	0.0	2.8	1.8
	West **	15.4	12.3	0.1	4.5	0.7	4.0	0.0	0.0	0.0	0.0	16.1	10.6
	East ***	0.4	0.3	0.1	4.5	0.1	0.6	0.0	0.0	0.0	0.0	0.5	0.3
Residen-tial con-struction for letting purposes	Foreign countries	29.3	23.4	0.0	0.0	9.8	56.0	4.1	83.7	4.0	88.9	47.2	31.1
	West **	15.9	12.7	1.2	54.5	2.5	14.3	0.3	6.1	0.0	0.0	18.7	12.3
	East ***	4.1	3.3	0.2	9.1	0.5	2.9	0.0	0.0	0.0	0.0	4.6	3.0
Total residential properties	Foreign countries	31.5	25.3	0.0	0.0	10.4	59.4	4.1	83.7	4.0	88.9	50.0	32.9
	West **	82.3	65.7	1.8	81.8	5.9	33.7	0.7	14.3	0.5	11.1	89.4	58.9
	East ***	11.2	9.0	0.4	18.2	1.2	6.9	0.1	2.0	0.0	0.0	12.5	8.2
	Total	**125.0**	**100.0**	**2.2**	**100.0**	**17.5**	**100.0**	**4.9**	**100.0**	**4.5**	**100.0**	**151.9**	**100.0**

Total mortgage loans	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign countries	309.7	62.3	0.0	0.0	95.8	19.3	45.4	9.1	46.3	9.3	497.2	58.5
	West **	243.5	80.3	15.4	97.5	42.3	13.9	10.9	3.6	6.5	2.2	303.2	35.7
	East ***	38.3	77.1	0.4	2.5	5.2	10.5	1.5	3.0	4.7	9.5	49.7	5.8
	Total	**591.5**	**69.6**	**15.8**	**100.0**	**143.3**	**16.9**	**57.8**	**6.8**	**57.5**	**6.8**	**850.1**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

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Mortgage loans

Breakdown of new lending commitments
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m 30.09.2005

Mortgage loans	**Country***	**LTV up to 60%**	**of which used as cover**	**LTV 61-80 %**	**LTV 81-90 %**	**LTV >90 %**	**Total**	**in %**
Office and administrative buildings	Belgium	15.3	0.0	5.1	2.5	2.1	25.0	5.6
	England	69.9	0.0	57.7	28.9	18.0	174.5	39.1
	France	49.5	0.0	14.4	6.1	11.5	81.5	18.2
	Poland	18.6	0.0	0.6	0.0	0.0	19.2	4.3
	United States	33.3	0.0	0.0	0.0	0.0	33.3	7.4
Shops	Poland	22.9	0.0	7.6	3.8	10.7	45.0	10.1
	Spain	66.7	0.0	0.0	0.0	0.0	66.7	14.9
Hotels and restaurants	Spain	2.0	0.0	0.0	0.0	0.0	2.0	0.4
Total commercial properties	Belgium	15.3	0.0	5.1	2.5	2.1	25.0	5.6
	England	69.9	0.0	57.7	28.9	18.0	174.5	39.0
	France	49.5	0.0	14.4	6.1	11.5	81.5	18.2
	Poland	41.5	0.0	8.2	3.8	10.7	64.2	14.4
	United States	33.3	0.0	0.0	0.0	0.0	33.3	7.4
	Spain	68.7	0.0	0.0	0.0	0.0	68.7	15.4
	Total	**278.2**	**0.0**	**85.4**	**41.3**	**42.3**	**447.2**	**100.0**

Residential Properties in Euro m 30.09.2005

Purpose of property	**Country***	**LTV up**	**of which**	**LTV 61-**	**LTV 81-**	**LTV >90%**	**Total**	**in %**

		to 60%	used as cover	80%	90%			
owned flats	France	2.2	0.0	0.6	0.0	0.0	2.8	5.6
Residential construction for letting purposes	France	5.6	0.0	1.9	0.9	0.7	9.1	18.2
	United States	23.7	0.0	7.9	3.2	3.3	38.1	76.2
Total residential properties	France	7.8	0.0	2.5	0.9	0.7	11.9	23.8
	United States	23.7	0.0	7.9	3.2	3.3	38.1	76.2
	Total	**31.5**	**0.0**	**10.4**	**4.1**	**4.0**	**50.0**	**100.0**

Total in Euro m 30.09.2005

Mortgage loans	**Country***	**LTV up to 60%**	**of which used as cover**	**LTV 61-80%**	**LTV 81-90%**	**LTV >90%**	**Total**	**in %**
	Belgium	15.3	0.0	5.1	2.5	2.1	25.0	5.0
	England	69.9	0.0	57.7	28.9	18.0	174.5	35.2
	France	57.3	0.0	16.9	7.0	12.2	93.4	18.8
	Poland	41.5	0.0	8.2	3.8	10.7	64.2	12.9
	United States	57.0	0.0	7.9	3.2	3.3	71.4	14.3
	Spain	68.7	0.0	0.0	0.0	0.0	68.7	13.8
	Total	**309.7**	**0.0**	**95.8**	**45.4**	**46.3**	**497.2**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

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The German *Pfandbrief*

During the past 100 years, *Pfandbrief* investors have never failed to receive full repayment – a clear proof of the *Pfandbrief's* high level of safety. This is just one reason why *Pfandbriefe* account for as much as 26.2% of all fixed income securities in Germany and have also become more and more popular with international investors.

In recent years the *Pfandbrief* market has seen significant changes due to the increasing volume of *Pfandbriefe* that are issued in the form of Jumbos and Globals. In autumn 2003 the *Pfandbrief* issuers within the Association of German Pfandbrief Banks (vdp) agreed upon an amendment of the minimum standards for issuing Jumbo *Pfandbriefe*. The new standards envisage a minimum size of €750m for a newly issued Jumbo *Pfandbrief*, instead of previously €500m. Further, the issuer must increase the issue size to at least €1bn within 180 calendar days. Moreover, buybacks of Jumbo *Pfandbriefe* have been included in the minimum standards and subjected to strict transparency requirements. This requirement safeguards the status of Jumbo *Pfandbriefe* as a highly liquid market segment.

The updated minimum standards for the issuance of Jumbo *Pfandbriefe* enter into force with immediate effect, the Federal Cartel Office (Bundeskartellamt) having raised no objections.

More detailed information on the new minimum standards for the issuance of Jumbo *Pfandbriefe* is available on the website of the Association of German Pfandbrief Banks.

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On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
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Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

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Heads of Treasury Department

- **Günter Pless** Head of Treasury
- **Heidi Riedel** Deputy Head of Treasury
- **Raimund Bitter** Deputy Head of Treasury

Capital Markets	Money Markets	Derivatives
Oliver Schwarzer	Michael Leineweber	Oliver Schwarzer
Heinrich Strack	Monika Rieks	Stefan Zander

▷ **Ansgar Wittenbrink**

Research	Trading Support	Secretarial Support
▷ Dirk Chlench	▷ Martin Hofbauer	▷ Elke Joachimiak
	▷ Georg Schlüter	▷ Andrea Pehlke
	▷ André Heidloff	
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Jumbos / Globals and their Increases
Amounts in EUR m Status: 17.11.2005

	Increases							Ratings	
Security no	by	on	Issuing volume	Coupon	Maturity	Issue Date	Market makers	S&P/ Moody's	Fitch
257 488			2,000	4,250	27/01/06	28/01/02	1-3/6/7/9/13/18/23/24	AAA/Aaa	AAA
257 427	1.000	04/03	2,000	3,500	17/02/06	11/02/99	1-3/5/6/8/10/12/14-16	AAA/Aaa	AAA
257 412	233	07/01	1,000	4,750	29/06/06	22/06/98	1-3/5/6/11-13	AAA/Aaa	AAA
A0A C5V	500	05/04	2,500	2,75	21/11/06	21/01/04	1-6/8/13/14/18/24/26	AAA/Aaa	AAA
257 359	2.506	03/00	3,017	5,500	20/02/07	13/02/97	1/4/5/6/8	AAA/Aaa	AAA
802 308	750	04/05	2,750	2,750	25/07/07	14/07/03	1-6/13-15/18/25/26	AAA/Aaa	AAA
257 402	511	03/98	1,023	5,250	22/01/08	15/01/98	1/2/4/5/7/10	AAA/Aaa	AAA
HBE 0BQ			1,500	2,750	11/03/08	11/03/05	1/6/18/27	AAA/Aaa	AAA
A0A 71Z			1,000	3,25	19/05/08	18/05/04	3/15/25/28	AAA/Aaa	AAA
A0A Y3F			2,000	3,000	17/06/08	10/03/04	1-3/5/6/13-15/18/25-27	AAA/Aaa	AAA
257 414			767	4,750	11/08/08	04/08/98	1/4/11/13/14/20	AAA/Aaa	AAA
169 713			2,200	3,500	26/09/08	17/09/03	1-6/13-15/18/25/26	AAA/Aaa	AAA
257 424			2,000	4,000	19/01/09	11/01/99	1-3/5/6/8/10/11/14/20	AAA/Aaa	AAA
HBE 0BA			2,000	2,75	27/02/09	19/01/05	1-6/8/14/15/18/25/29	AAA/Aaa	AAA
257 433			2,000	4,250	06/07/09	11/05/99	1-6/10/11/23	AAA/Aaa	AAA
HBE 0AJ			2,000	3,25	17/11/09	17/11/04	1/5/18/26	AAA/Aaa	AAA

3onds & Notes - Jumbos / Globals and their Increases - Amounts in EUR m Status: 30.09.2004 Seite 2 von 2

HBEODE	1,250	2,50	05/07/10	05/07/05	1/4/5/14	AAA/Aaa	AAA
257 461	5,000	5,250	17/01/11	15/01/01	1-11/14/15/17/18	AAA/Aaa	AAA
HBE 0EK	1,000	2,750	21/09/11	14/09/05	3/15/25/28	AAA/Aaa	AAA

1=Commerzbank, 2=HypoVereinsbank, 3=DZ Bank, 4=HSBC, 5=Dresdner Kleinwort Benson, 6=Deutsche Morgan Grenfell, 7=Salomon Brothers, 8=ABN AMRO Bank, 9=Société Générale, 10=Westdeutsche Landesbank, 11=Goldman Sachs, 12=Landesbank Sachsen, 13=Merrill Lynch, 14=Morgan Stanley, 15=CDC Ixis, 16=Bank- gesellschaft Berlin, 17=SGZ-Bank, 18=Barclays Bank, 19=Norddeutsche Landesbank, 20=Lehman Brothers, 22=Bayerische Landesbank, 23 =Paribas 24 =Credit Agricole Indosuez, 25=LB Baden-Württemberg, 26=CSFB, 27=Citigroup Global Markets Limited Zweigniederlassung Deutschland, 28=CALYON Corporate and Investment Bank, 29=Nordea Markets Division

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Essen Hyp EUR 20,000,000,000 Debt Issuance Program (DIP)

Essen Hyp's €20bn Debt Issuance Program, which was launched on May 28, 1998 and increased to €20bn in July 2002, aims to facilitate Essen Hyp's funding on the international capital markets.

The main intention of this Program is to provide structured financing transactions. However, any underlying risk exposure of a structured deal must be hedged against. In general, the required swap will be entered into with the dealer proposing the transaction. As a rule, each swap counterparty must have a minimum rating of AA- (S&P).

Jumbo *Pfandbriefe*, Global public-sector *Pfandbriefe* and similar benchmarks are launched outside the DIP.

The Program allows international fund-raising in almost any currency by means of a syndicated or non-syndicated, public or private placement. Funding proceeds are swapped back into EURIBOR. Pursuant to the German Mortgage Bank Act, Essen Hyp as a mortgage bank is not allowed to run any currency risks.

Maturities under this Progam can reach up to 30 years, depending on the type of transaction. There is no specific maturity target.

Notes, including public-sector *Pfandbriefe*, may be issued in bearer or registered form. Depending on the agreement between issuer and dealer, Notes can be launched as Fixed Rate Notes, Floating Rate Notes, Indexed Notes, Dual Currency Notes or Zero Coupon Notes. The minimum volume per drawing is €5m.

Essen Hyp's DIP is listed on the Luxembourg stock exchange. The terms and conditions of the DIP also provide for a listing of bearer notes (including public-sector *Pfandbriefe*) on the Düsseldorf stock exchange, or any other stock exchange. Registered Notes (including public-sector *Pfandbriefe*) are not listed on any stock exchange.

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Essen Hyp's Chief Economist Dirk Chlench *ranked as one of the top* forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

The following ratings have been assigned to the Notes listed under Essen Hyp's Debt Issuance Program:

	Standard & Poor's	Moody's
Public-sector *Pfandbriefe*	AAA	Aaa
Senior Unsecured Debt	BBB+	A2
Subordinated Debt	BBB	A3

The Program is governed by German Law.

Our Debt Issuance Program has been arranged by Commerzbank and Merrill Lynch International. The dealers are ABN AMRO, Barclays Capital, Calyon, Citigroup, Commerzbank, Deutsche Bank, Goldman Sachs International, HSBC Trinkaus & Burkhardt, Lehman Brothers, Merrill Lynch International, Morgan Stanley, UBS Warburg and SG Investment Banking. The Program allows for reverse inquiry. Bids are welcome.

For further information please contact our Treasury Department or look at our latest » **Information Memorandum**.

Günter Pless
Senior Vice President
Global Head of Treasury
Tel.: +49 201 8135-360
E-mail:
Guenter.Pless@essenhyp.com

Stefan Zander
Head of Derivatives/ Structured Products
Tel.: +49 201 8135-353
E-mail:
Stefan.Zander@essenhyp.com

Fax Treasury: +49 201 8135-399

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rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» **more** (PDF)

Economic and Interest Rate Outlook G3
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Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » **more**

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Essen Hyp EUR 5,000,000,000 Commercial Paper Program

Following the launch of its €5bn Commercial Paper Program in December 1998, Essen Hyp has been able to issue short-term notes since the beginning of 1999.

Essen Hyp actively uses this Program in order to ensure flexible funding at low cost.

The Program allows drawings in EUR and any other internationally recognized currencies, as agreed between Essen Hyp and the dealer(s). The Notes that are issued under the Program must have a maturity of not less than two days. Clearing can be made through Euro Clear and Clearstream Banking. In accordance with the existing legal and regulatory requirements, the maximum maturity in both cases is two years less one day. The minimum amount of the Notes is €2.5m. There is no issuance of Definitive Notes under this Program.

One of the special features of the Program is that it allows for the issuance of

- Fixed-Rate Notes or
- Floating Rate Notes or
- Discounted Notes

all of which may be listed on a German stock exchange. The Notes may be deposited with the European Central Bank as Tier I securities.

Unless otherwise agreed, Floating Rate Notes under the Program have a maturity of at least six months and a minimum period of three months between two interest payment dates. Unless otherwise agreed, the EURIBOR is taken as the reference rate.

The Program itself is listed on the official market of the Düsseldorf stock

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vdp-Pfandbrief Curve



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Credit Research
Last update
November 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

exchange. Individual Notes may be listed with official quotations on the Düsseldorf stock exchange, or on any other stock exchange. However, Notes to be listed must have a minimum maturity of three months.

The Program offers a high degree of flexibility for both the dealer(s) and the issuer. Further day-to-day dealers are welcome.

Rating: Standard & Poors's: A-2 (Standard & Poor's)
P-1 (Moody's)

Arranger:
Commerzbank AG

Frequent dealers:
Commerzbank AG, Deutsche Bank AG, Barclays London

Day-to-day dealer:
Calyon, Paris; Citigroup, London; Dresdner; DZBank, FFM; Goldman Sachs, London; Ixis Corp & Inv. Bank, FFM; JP Morgan Chase, London; Lehman Brothers, London; SEB, Frankfurt.

The Program is a supplement to Essen Hyp's Debt Issuance Program, which was signed in May 1998 and increased to €20bn in July 2002.

For further information please contact Essen Hyp's Money Market Desk:

Heidi Riedel
Deputy Head of Treasury
Tel.: +49 201 8135-365
E-mail: **Heidi.Riedel@essenhyp.com**

Fax Treasury: +49 201 8135-399

rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» **more** (PDF)

Economic and Interest Rate Outlook G3
» **more**

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » **more**

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A

On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.

» more (PDF)

Public-sector Pfandbrief rating upgraded

With effect from February 17, 2005 Moody´s upgraded the

rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» **more** (PDF)

Economic and Interest Rate Outlook G3
» **more**

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » **more**

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Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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Securities Prospectus

Persons into whose possession the Debt Issuance Programme Prospectus of Hypothekenbank in Essen Aktiengesellschaft, as amended or supplemented (the "Prospectus"), or any final terms (the "Final Terms") of the offer of notes issued by Hypothekenbank in Essen Aktiengesellschaft under its Euro 20,000,000,000 Debt Issuance Programme (the "Notes") comes, are requested to inform themselves and to observe any legal restrictions on the distribution of the Prospectus and any Final Terms and on the offering, sale and delivery of Notes in the relevant jurisdictions, all as stated in the Prospectus. Persons interested in purchasing any Notes are additionally requested to study said legal restrictions in order to verify whether they qualify as an investor in such Notes before purchasing any of them.

Accept

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

» www.essenhyp.de
Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update
November 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 *FitchRatings upgraded the* bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» **more** (PDF)

Economic and Interest Rate Outlook G3
» **more**

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » **more**

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» **more**

ESSEN HYP

Bonds & Notes

Securities Prospectus

- » **Debt Issuance Programme Prospectus as of October 31, 2005** (PDF)
- » **Final Terms: Series No: HBE0E5, Issue Date: November 09, 2005** (PDF)
- » **Final Terms: Series No: HBE0E4, Issue Date: November 18, 2005** (PDF)
- » **Final Terms: Series No: HBE0E7, Issue Date: November 22, 2005** (PDF)
- » **Final Terms: Series No: HBE0FA, Issue Date: November 24, 2005** (PDF)
- » **Final Terms: Series No: HBE0E8, Issue Date: November 30, 2005** (PDF)
- » **Final Terms: Series No: HBE0FD, Issue Date: December 07, 2005** (PDF)
- » **Final Terms: Series No: HBE0FC, Issue Date: December 08, 2005** (PDF)

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

» www.essenhyp.de

Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update
October 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

The Final Terms will be displayed on the website of Essenhyp (www.essenhyp.com) and in case of Notes listed on the Luxembourg Stock Exchange on the website of the Luxembourg Stock Exchange (www.bourse.lu).

09 November 2005
09. November 2005

Final Terms
Endgültige Bedingungen

EUR 50,000,000
3.125 per cent. Mortgage Pfandbriefe of 2005 due 15 February 2011
issued pursuant to the

EUR 50.000.000
3,125% Hypothekenpfandbriefe von 2005 fällig 15. Februar 2011
begeben aufgrund des

Euro 20,000,000,000
Essenhyp Debt Issuance Programme

dated 31 October 2005
datiert 31. Oktober 2005

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 99.474 per cent.
Ausgabepreis: 99,474 %

Issue Date: 09 November 2005[1]
Valutierungstag: 09. November 2005

Series No: HBE0E5
Serien Nr.: HBE0E5

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the euro 20,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 31 October 2005 (the "**Prospectus**") and these Final Terms. The Prospectus is available for viewing in electronic form at the website of the Luxembourg Stock Exchange (www.bourse.lu) and at the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.
Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 20.000.000.000 *Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das „Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverscheibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 31. Oktober 2005 über das Programm (der „**Prospekt**") zusammengenommen werden. Der Prospekt kann auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der*

---

[1] The Issue Date is the date of payment and settlement of the Notes. In the case of free delivery, the Issue Date is the delivery date.
Der Valutierungstag ist der Tag, an dem die Schuldverschreibungen begeben und bezahlt werden. Bei freier Lieferung ist der Valutierungstag der Tag der Lieferung.

Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.

I. TERMS AND CONDITIONS
I. EMISSIONSBEDINGUNGEN

This part of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised Terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").[2]

Dieser Teil der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die „Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die „Bedingungen") gestrichen.

~~[The Conditions applicable to the [Notes][Participation Certificates] (the "Conditions") and the German or English language translation thereof, if any, are attached to these Final Terms. They replace in full the Terms and Conditions of the [Notes][Participation Certificates] as set out in the Prospectus dated [•] and take precedence over any conflicting provisions in these Final Terms.~~[3]

~~*Die für die [Schuldverschreibungen][Genußscheine] geltenden Bedingungen (die „Bedingungen") sowie eine etwaige deutsch- oder englischsprachige Übersetzung sind Endgültigen Bedingungen beigefügt. Die Bedingungen ersetzen in Gänze die im Prospekt vom 31. Oktober 2005 abgedruckten Emissionsbedingungen der [Schuldverschreibungen][Genußscheine] und gehen etwaigen abweichenden Bestimmungen dieser Endgültigen Bedingungen vor.]*~~

PART I.A. Notes other than Participation Certificates
TEIL I.A. Schuldverschreibungen, die keine Genußscheine sind

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**
Form of Conditions[4] ***Form der Bedingungen***	

---

2 To be inserted in the case of Long-Form Conditions.
Im Fall von nicht-konsolidierten Bedingungen einzufügen.

3 To be inserted in the case of Integrated Conditions.
Im Fall von konsolidierten Bedingungen einfügen

4 To be determined in consultation with the Issuer. It is anticipated that Long-Form Conditions will generally be used for Notes sold on a non-syndicated basis and which are not publicly offered. Integrated Conditions will generally be used for Notes sold and distributed on a syndicated basis. Integrated Conditions will be required where the Notes are to be publicly offered, in whole or in part, or to be distributed, in whole or in part, to non-professional investors or when subordinated.
Die Form der Bedingungen ist in Abstimmung mit der Emittentin festzulegen. Es ist vorgesehen, daß nicht-konsolidierte Bedingungen für Schuldverschreibungen verwendet werden, die auf nicht syndizierter Basis verkauft und die nicht öffentlich zum Verkauf angeboten werden. Konsolidierte Bedingungen werden in der Regel für Schuldverschreibungen

☒ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions[5]
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☒ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination[6]
Währung und Stückelung

Specified Currency *Festgelegte Währung*	Euro ("EUR") *Euro („EUR")*
Aggregate Principal Amount *Gesamtnennbetrag*	EUR 50,000,000 *EUR 50.000.000*
Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	EUR 50,000 *EUR 50.000*
Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	1,000 *1.000*

---

verwendet, die auf syndizierter Basis verkauft und vertrieben werden. Konsolidierte Bedingungen sind erforderlich, wenn die Schuldverschreibungen insgesamt oder teilweise an nicht berufsmäßige oder gewerbliche Investoren verkauft oder öffentlich angeboten werden oder diese Schuldverschreibungen subordiniert sind.

5 To be determined in consultation with the Issuer. It is anticipated that, subject to any stock exchange or legal requirements applicable from time to time, and unless otherwise agreed, in the case of Notes sold and distributed on a syndicated basis, German will be the controlling language. In the case of Notes publicly offered, in whole or in part, in the Federal Republic of Germany, or distributed, in whole or in part, to non-professional investors in the Federal Republic of Germany, German will be the controlling language. If, in the event of such public offer or distribution to non-professional investors, however, English is chosen as the controlling language, a German language translation of the Conditions will be available from the principal office of Hypothekenbank in Essen Aktiengesellschaft. The Conditions of Notes (including Pfandbriefe) in registered form will be either in the German or in the English language, as may be agreed with the Issuer.
In Abstimmung mit der Emittentin festzulegen. Es wird erwartet, daß vorbehaltlich geltender Börsen oder anderer Bestimmungen und soweit nicht anders vereinbart, die deutsche Sprache für Schuldverschreibungen maßgeblich sein wird, die auf syndizierter Basis verkauft und vertrieben werden. Falls Schuldverschreibungen insgesamt oder teilweise öffentlich zum Verkauf in der Bundesrepublik Deutschland angeboten oder an nicht berufsmäßige oder gewerbliche Investoren in der Bundesrepublik Deutschland verkauft werden, wird die deutsche Sprache maßgeblich sein. Falls bei einem solchen öffentlichen Verkaufsangebot oder Verkauf an nicht berufsmäßige oder gewerbliche Investoren die englische Sprache als maßgeblich bestimmt wird, wird eine deutschsprachige Übersetzung der Bedingungen bei der Hauptgeschäftsstelle der Hypothekenbank in Essen Aktiengesellschaft erhältlich sein.

6 The minimum will be, if in euro, €1,000, if in any currency other than euro, in an amount in such other currency equivalent to or exceeding the equivalent of €1,000 at the time of the issue.
Die Mindeststückelung beträgt €1.000, bzw. falls die Emission in einer anderen Währung als Euro erfolgt, einem Betrag in dieser anderen Währung, der zur Zeit der Emission dem Gegenwert von €1.000 entspricht oder diesen übersteigt.

Form
Form

☐ **Notes**
Schuldverschreibungen

☒ **Pfandbriefe**

- ☒ Mortgage Pfandbriefe
  Hypothekenpfandbriefe

- ☐ Public-Sector Pfandbriefe
  Öffentliche Pfandbriefe

☒ **TEFRA C**
TEFRA C

- ☒ Permanent Global Note
  Dauerglobalurkunde

- ☐ Temporary Global Note exchangeable for:
  Vorläufige Globalurkunde austauschbar gegen:

  - ☐ Definitive Notes
    Einzelurkunden

☐ **TEFRA D**
TEFRA D

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

- ☐ Permanent Global Note
  Dauerglobalurkunde

- ☐ Definitive Notes
  Einzelurkunden

☐ **Neither TEFRA D nor TEFRA C**[7]
Weder TEFRA D noch TEFRA C

- ☐ Permanent Global Note
  Dauerglobalurkunde

- ☐ Temporary Global Note exchangeable for:
  Vorläufige Globalurkunde austauschbar gegen:

  - ☐ Definitive Notes
    Einzelurkunden

Definitive Notes — **No**
Einzelurkunden — ***Nein***

☐ Coupons
Zinsscheine

☐ Talons
Talons

---

[7] Applicable only if Notes have a maturity of one year or less including any unilateral rollovers or extensions.
Nur anwendbar bei Schuldverschreibungen mit einer ursprünglichen Laufzeit von einem Jahr oder weniger einschließlich etwaiger einseitigen Verlängerungen.

☐ Receipts
Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System

☒ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

☐ Euroclear Bank S.A./N.V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

☐ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ Other – (specify)
sonstige (angeben)

STATUS (§ 2)[8]
STATUS (§ 2)

☐ Unsubordinated
Nicht-nachrangig

☐ Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

☒ **Fixed Rate Notes**
Festverzinsliche Schuldverschreibungen
Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	09 November 2005 *09. November 2005*
Rate of Interest *Zinssatz*	3.125 per cent. per annum *3,125 % per annum*
fixed Interest Payment Date(s) *feste(r) Zinszahlungstag(e)*	15 February in each year *15. Februar* in jedem Jahr
First Interest Payment Date *Erster Zinszahlungstag*	15 February 2006 **(short first coupon)** *15. Februar 2006* ***(erster kurzer Kupon)***
Initial Broken Amount(s) (per specified denomination) *Anfängliche(r) Bruchteilzinsbetrag(-beträge)(für jede festgelegte Stückelung)*	EUR 419.52 per EUR 50,000 nominal amount *EUR 419,52 je EUR 50.000 Nennbetrag*

8 Not to be completed for Pfandbriefe.
Nicht auszufüllen für Pfandbriefe.

Fixed Interest Date preceding the Maturity Date *Festzinstermin, der dem Fälligkeitstag vorangeht*	15 February 2010 *15. Februar 2010*
Final Broken Amount(s) (per specified denomination) *Abschließende(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)*	Not applicable *Nicht anwendbar*

❑ **Floating Rate Notes** — **Not applicable**
Variabel verzinsliche Schuldverschreibungen — ***Nicht anwendbar***

Interest Payment Dates
Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	[ ]
Specified Interest Payment Dates *Festgelegte Zinszahlungstage*	[ ]
Specified Interest Period(s) *Festgelegte Zinsperiode(n)*	[ ] [weeks/months/other – specify] *[ ] [Wochen/Monate/andere – angeben]*

Business Day Convention
Geschäftstagskonvention

❑ Modified Following Business Day Convention *Modifizierte folgender Geschäftstag-Konvention*	
❑ FRN Convention (specify period(s) *FRN Konvention (Zeitraum angeben)*	[ ] [months/other specify] *[ ] [Monate/andere angeben]*
❑ Following Business Day Convention *Folgender Geschäftstag-Konvention*	
❑ Preceding Business Day Convention *Vorangegangener Geschäftstag-Konvention*	

Relevant Financial Centres — [ ]
Relevante Finanzzentren

Rate of Interest
Zinssatz

❑ Screen Rate Determination
Bildschirmfeststellung

❑ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)
EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/Interbanken-Markt in der Euro-Zone)

Screen page *Bildschirmseite*	[ ]

❑ LIBOR (London time/London Business Day London Interbank Market)
LIBOR (Londoner Ortszeit/Londoner Geschäftstag/Londoner Interbanken-Markt)

Screen page [ ]
Bildschirmseite

❑ Other (specify) [ ]
Sonstige (angeben)

Screen page [ ]
Bildschirmseite

❑ Formula
Formel
(set forth details in full here or in an attachment)
(*Einzelheiten hier oder in einer Anlage einfügen*)

Reference Banks (if other than as specified in § 3(2)) (specify)
Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

❑ ISDA Determination[9] [specify details]
ISDA-Feststellung *[Details einfügen]*

❑ Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions)) [ ]
Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))

Margin [ ] per cent. per annum
Marge *[ ] % per annum*

❑ plus
plus

❑ minus
minus

Interest Determination Date
Zinsfestlegungstag

❑ second Business Day prior to commencement of Interest Period
zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode

❑ first day of each Interest Period
erster Tag der jeweiligen Zinsperiode

❑ other (specify) [ ]
sonstige (angeben)

Minimum and Maximum Rate of Interest
Mindest- und Höchstzinssatz

---

9 ISDA Determination should only be applied in the case of Notes permanently represented by a Global Note because the ISDA Agreement and the ISDA Definitions have to be attached to the relevant Notes.
ISDA-Feststellung sollte nur dann gewählt werden, wenn die betreffenden Schuldverschreibungen durch eine Dauerglobalurkunde verbrieft werden, weil das ISDA-Agreement und die ISDA Definitions den Schuldverschreibungen beizufügen sind.

❑	Minimum Rate of Interest *Mindestzinssatz*	[ ] per cent. per annum *[ ] % per annum*
❑	Maximum Rate of Interest *Höchstzinssatz*	[ ] per cent. per annum *[ ] % per annum*
❑	**Zero Coupon Notes** ***Nullkupon-Schuldverschreibungen***	**Not Applicable** ***Nicht anwendbar***
	Accrual of Interest ***Auflaufende Zinsen***	
	Amortisation Yield *Emissionsrendite*	
❑	**Dual Currency Notes** ***Doppelwährungs-Schuldverschreibungen*** (set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest/fall-back provisions)) *(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Zinsbeträgen/Ausweichbestimmungen))*	**Not Applicable** ***Nicht anwendbar***
❑	**Instalment Notes** ***Raten-Schuldverschreibungen*** (set forth details in full here) *(Einzelheiten einfügen)*	**Not Applicable** ***Nicht anwendbar***
❑	**Index-linked Notes** ***Indexierte Schuldverschreibungen*** (set forth details in full here (including index/formula, basis for calculating interest, a description of any market disruption or settlement disruption events and adjustment rules with relation to events concerning the underlying)) *(Einzelheiten einfügen (einschließlich des Index/der Formel, der Grundlagen für die Berechnung der Zinsbeträge sowie Beschreibung etwaiger Störungen des Markets oder bei der Abrechnung, die den Basiswert beeinflussen und Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))*	**Not Applicable** ***Nicht anwendbar***
❑	**Credit-linked Notes** ***Credit-linked Notes*** (set forth details in full here (including basis for calculating interest and fall back provisions)) *(Einzelheiten einfügen (einschließlich der Grundlagen für die Berechnung der Zinsbeträge sowie Ausweichbestimmungen))*	**Not Applicable** ***Nicht anwendbar***
❑	**other structured Notes** ***andere strukturierte Schuldverschreibungen*** (set forth details in full here (including fall back provisions, if applicable and the relevant reference date is not available)) (Einzelheiten einfügen (einschließlich Ausweichbestimmungen, wenn anwendbar und der maßgebliche Referenzsatz nicht verfügbar ist))	**Not Applicable** ***Nicht anwendbar***

Day Count Fraction[10]
Zinstagequotient

☒ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☐ Actual/360

☐ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) *Relevante(s) Finanzzentren(um) (alle angeben)*	TARGET and Clearing System *TARGET und Clearingsystem*

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

☒ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

☒ Maturity Date *Fälligkeitstag*	15 February 2011 *15. Februar 2011*

☐ Redemption Month
Rückzahlungsmonat

Final Redemption Amount
Rückzahlungsbetrag

☒ Principal amount
Nennbetrag

☐ Final Redemption Amount (per specified denomination)
Rückzahlungsbetrag (für jede festgelegte Stückelung)

☐ **Instalment Notes** ***Raten-Schuldverschreibungen*** Instalment Date(s) *Ratenzahlungstermin (e)*	**Not Applicable** ***Nicht anwendbar***

10 Complete for all Notes.
Für alle Schuldverschreibungen auszufüllen.

Instalment Amount(s) *Rate(n)*	[ ]

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuelichen Gründen***	**No** ***Nein***
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	**No** ***Nein***
Minimum Redemption Amount *Mindestrückzahlungsbetrag*	[ ]
Higher Redemption Amount *Höherer Rückzahlungsbetrag*	[ ]
Call Redemption Date(s) *Wahlrückzahlungstag(e) (Call)*	[ ]
Call Redemption Amount(s) *Wahlrückzahlungsbetrag/-beträge (Call)*	[ ]
Minimum Notice to Holders *Mindestkündigungsfrist*	[ ]
Maximum Notice to Holders *Höchstkündigungsfrist*	[ ]
Early Redemption at the Option of a Holder[11] ***Vorzeitige Rückzahlung nach Wahl des Gläubigers***	**No** ***Nein***
Put Redemption Date(s) *Wahlrückzahlungstag(e) (Put)*	[ ]
Put Redemption Amount(s) *Wahlrückzahlungsbetrag/-beträge (Put)*	[ ]
Minimum Notice to Issuer *Mindestkündigungsfrist*	[ ] days *[ ]Tage*
Maximum Notice to Issuer (never more than 60 days) *Höchstkündigungsfrist (nie mehr als 60 Tage)*	[ ] days *[ ]Tage*

Early Redemption Amount[12]
Vorzeitiger Rückzahlungsbetrag

Zero Coupon Notes:
Nullkupon-Schuldverschreibungen:

Reference Price *Referenzpreis*	[ ]

---

11 Not to be completed for Pfandbriefe.
Nicht auszufüllen für Pfandbriefe.

12 Not to be completed for Pfandbriefe.
Nicht auszufüllen für Pfandbriefe.

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes
Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind

❑ **Dual Currency Notes** [ ]
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))

❑ **Index-linked Notes** [ ]
Indexierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

❑ **Credit-linked Notes** [ ]
Credit-linked Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

❑ **other structured Notes** [ ]
andere strukturierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

FISCAL AGENT AND PAYING AGENT (§ 6)
EMISSIONSSTELLE UND ZAHLSTELLE (§ 6)

Paying Agents
Zahlstellen

❑ Fiscal Agent
Emissionsstelle

☒ Additional Paying Agent(s)/specified office(s) — Hypothekenbank in Essen Aktiengesellschaft, Gildehofstraße 1, D-45127 Essen
Zahlstelle(n)/bezeichnete Geschäftsstelle(n)

❑ Calculation Agent
Berechnungsstelle

- ❑ Yes
  Ja
- ☒ No
  Nein
- ❑ Required location (specify)
  Vorgeschriebenen Ort (angeben)

NOTICES (§ 10)
MITTEILUNGEN (§ 10)

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

☐ London (Financial Times)
London (Financial Times)

☐ Luxembourg (d'Wort)
Luxemburg (d' Wort)

☒ Germany (Börsen-Zeitung)
Deutschland (Börsen-Zeitung)

☐ Other (specify) — **[ ]**
sonstige (angeben)

Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

Stock Exchange *Börse*	Not Applicable *Nicht anwendbar*
Internet Address *Internetadresse*	**[ ]**
Governing Law ***Anwendbares Recht***	**German Law** ***Deutsches Recht***
PART I.B. PARTICIPATION CERTIFICATES ***TEIL I.B. GENUßSCHEINE***	**Not Applicable** ***Nicht anwendbar***

Language of Conditions [13]
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☐ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

---

[13] To be determined in consultation with the Issuer. It is anticipated that, subject to any stock exchange or legal requirements applicable from time to time, and unless otherwise agreed, in the case of Participation Certificates sold and distributed on a syndicated basis, German will be the controlling language. In the case of Participation Certificates publicly offered, in whole or in part, in the Federal Republic of Germany, or distributed, in whole or in part, to non-professional investors in the Federal Republic of Germany, German will be the controlling language. If, in the event of such public offer or distribution to non-professional investors, however, English is chosen as the controlling language, a German language translation of the Conditions will be available from the principal office of Hypothekenbank in Essen Aktiengesellschaft.
In Abstimmung mit der Emittentin festzulegen. Es wird erwartet, daß vorbehaltlich geltender Börsen- oder anderer Bestimmungen und soweit nicht anders vereinbart, die deutsche Sprache für Genußschein maßgeblich sein wird, die auf syndizierter Basis verkauft und vertrieben werden. FallsGenußschein insgesamt oder teilweise öffentlich zum Verkauf in der Bundesrepublik Deutschland angeboten oder insgesamt oder teilweise an nicht berufsmäßige oder gewerbliche Investoren in der Bundesrepublik Deutschland verkauft werden, wird die deutsche Sprache maßgeblich sein. Falls bei einem solchen öffentlichen Verkaufsangebot oder Verkauf an nicht berufsmäßige oder gewerbliche Investoren die englische Sprache als maßgeblich bestimmt wird, wird eine deutschsprachige Übersetzung der Bedingungen bei der Hauptniederlassung der Hypothekenbank in Essen Aktiengesellschaft erhältlich sein.

Issue, Principal Amount (§ 1)
Begebung, Nennbetrag (§ 1)

Aggregate Principal Amount *Gesammtnennbetrag*	[ ]
Date of general meeting *Datum der Hauptversammlung*	[ ]
Number of Participation Certificates *Anzahl der Stücke*	[ ]
Principal amount *Nennbetrag*	[ ]

Distributions (§ 2)
Ausschüttung (§ 2)

❑ Fixed Rate Participation Certificates
festverzinsliche Genußscheine

Rate of interest *Zinssatz*	[ ]
Interest Commencement Date *Verzinsungsbeginn*	[ ]

❑ Floating Rate Participation Certificates
variabel verzinsliche Genußscheine

Interest Commencement Date *Verzinsungsbeginn*	[ ]
Reference Dates *Referenztermine*	[ ]
Margin *Marge*	
Euribor Rate [three/six/nine/twelve month] *Euribor-Satz [drei/sechs/neun/zwölf Monate]*	
Screen Page *Bildschirmseite*	

Distribution Date(s) *Ausschüttungstag(e)*	[ ]
First Distribution Date *Erster Ausschüttungstag*	[ ]

Term, Termination by the Issuer (§ 6)
Laufzeit, Kündigung (§ 6)

End of term *Laufzeitende*	end of fiscal year **[ ]** *Ende Geschäftsjahr* ***[ ]***

Repayment Date *Rückzahlungstag*	[ ]

Interest Rate applicable to the Final Interest Period
Zinssatz für die abschließende Zinsperiode

- ☐ Distribution rate
  Ausschüttungszinssatz

☐ Other (specify) *Sonstige (angeben)*	[ ]

Termination
Kündigung

Call Date *Ankündigungstermin*	[ ]
Date of Termination *Kündigungstermin*	[ ]
PART I. C.: GLOBAL PFANDBRIEFE ***TEIL I. C.: GLOBALPFANDBRIEFE***	**Not Applicable** ***Nicht anwendbar***

General Provisions (§ 1)
Allgemeine Bestimmungen (§ 1)

- ☐ [Global] Mortgage Pfandbriefe
  [Global] Hypothekenpfandbriefe

- ☐ [Global] Public-Sector Pfandbriefe
  [Global] Öffentliche Pfandbriefe

Aggregate Principal Amount *Gesammtnennbetrag*	[ ]
Number of Notes *Anzahl der Stücke*	[ ]

Currency
Währung

- ☐ EUR
- ☐ USD

Interest (§ 2)
Zinsen (§ 2)

Rate of interest *Zinssatz*	[ ]
Interest Commencement Date *Verzinsungsbeginn*	[ ]
First Interest Payment Date *Erster Festzinstermin*	[ ]
Fixed Interest Payment Date(s)	[ ]

Festzinstermin(e)

Repayment (§ 3)
Rückzahlung (§ 3)

Specified Maturity Date [ ]
Festgelegter Endfälligkeitstag

Payments (§ 4)
Zahlungen (§ 4)

Relevant Financial Center(s) (specify all) [ ]
Relevante(s) Finanzzentren(um) (alle angeben) *[ ]*

Paying Agent
Zahlstelle

- ❑ BNP Paribas Securities Services Luxembourg Branch
- ❑ Hypothekenbank in Essen AG

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Specific Risk Factors[14]
Spezielle Risikofaktoren

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind

none
keine

[Reasons for the offer[15]
Gründe für das Angebot

[specify details]
[Einzelheiten einfügen]

Estimated net proceeds[16] *Geschätzter Nettobetrag der Erträge*	EUR 49,737,000 *EUR 49.737.000*
Estimated total expenses of the issue *Geschätzte Gesamtkosten der Emission*	EUR 500 *EUR 500*

Securities Identification Numbers
Wertpapier-Kenn-Nummern

☒ Common Code *Common Code*	023549123
☒ ISIN Code *ISIN Code*	DE000HBE0E54
☒ German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	HBE0E5
☐ Any other securities number *Sonstige Wertpapier-Kenn-Nummer*	Not Applicable *Nicht anwendbar*

---

14 Include only product specific risk factors which are not covered under „Risk Factors" in the Prospectus.
Nur produktbezogene Risikofaktoren aufnehmen, die nicht bereits im Abschnitt "Risk Factors" des Prospekts enthalten sind.

15 Not required for Notes with a Specified Denomination of at least € 50,000 which are not derivative securities to which Annex XII of the Commission Regulation (EC) 809/2004 of 29 April 2004 (the "Commision Regulation") applies. See „Use of Proceeds" wording in the Prospectus. If reasons for the offer is different from making profit and/or hedging certain risks include those reasons here.
Nicht erforderlich für Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000, bei denen es sich nicht um derivative Wertpapiere handelt, auf die Anhang XII der EG-Verordnung 809/2004 vom 29. April 2004 (die „EG-Verordnung") Anwendung findet. Siehe "Use of Proceeds" im Prospekt. Sofern die Gründe für das Angebot nicht in der Gewinnerzielung und/oder der Absicherung bestimmter Risiken bestehen, sind die Gründe hier anzugeben

16 If the Notes are derivative securities (i.e. if the final redemption amount may be less than 100 per cent. of the principal amount of a Note) to which Annex XII of the Commission Regulation applies it is only necessary to include disclosure of estimated net proceeds where disclosure regarding reasons for the offer is included. If proceeds are intended for more than one use will need to split out and present in order of priority.
Sofern es sich um derivative Wertpapiere (d.h. Wertpapiere, bei denen der Rückzahlungsbetrag geringer als 100% des Nennbetrags sein kann) handelt, auf die Anhang XII der EG-Verordnung Anwendung findet, sind Angaben zu dem geschätzten Nettoerlös nur dann zu veröffentlichen, wenn Angaben in diesen Endgültigen Bedingungen zu den Gründen für das Angebot gemacht worden sind. Sofern die Erträge für verschiedene Verwendungszwecke bestimmt sind, sind diese aufzuschlüsseln und nach der Priorität der Verwendungszwecke darzustellen.

Yield[17]
Rendite

Yield — 3.125 per cent.
Rendite — *3,125 %*

Method of calculating the yield[18] — Not Applicable
Berechnungsmethode der Rendite — *Nicht anwendbar*

❑ ICMA method: The ICMA methold determines the effective interest rate of notes taking into account accrued interest on a daily basis
ICMA Methode: Die ICMA Metode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

❑ Other methods (specify)
Andere Methoden (angeben)

❑ **Historic Interest Rates**[19] — **Not Applicable**
Zinssätze der Vergangenheit — ***Nicht anwendbar***

Details of historic **[EURIBOR][LIBOR][OTHER]** rates can be obtained from **[insert relevant Screen Page]**
*Einzelheiten der Entwicklung der **[EURIBOR][LIBOR][ANDERE]** Sätze in der Vergangenheit können abgerufen werden unter **[relevante Bildschirmseite einfügen]***

❑ Details relating to the Performance of the **[Index][Formula][other variable]**.
*Einzelheiten hinsichtlich der Entwicklung des **[Index][der Formel][einer anderen Variablen]***

[specify details here (including where information relating to past and future performance and volatility of the index/formula/other variable can be obatined]
[Einzelheiten hier angeben (einschließlich, wo Informationen über die verangene und künftige Weiterentwicklung sowie die Volatilität des Index/der Formel/einer anderen Variablen eingeholt werden können]

Name of index[20] — Not Applicable
Bezeichnung des Index — Nicht anwendbar

Description of index[21] / Details of where information about index can be obtained[22] — **[ ]**
Indexbeschreibung / Angaben, wo Informationen zum Index zu finden sind

Description of interest rate[23] — **[ ]**
Beschreibung des Zinssatzes

---

17 Only applicable for Fixed Rate Notes
Nur für festverzinsliche Schuldverschreibungen anwendbar

18 Not required for Notes with a Specified Denomination of at least € 50,000.
Nicht erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000

19 Only applicable for Floating Rate Notes. Not required for Notes with a Specified Denomination of at least € 50,000.
Nur bei variabel verzinslichen Schuldverschreibungen anwendbar. Nicht anwendbar auf Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000.

20 Only applicable for Notes where the underlying is an index.
Nur bei Schuldverschreibungen anwendbar, bei denen es sich beim Basiswert um einen Index handelt.

21 Only applicable for Notes where the underlying is an index, and which is composed by the Issuer.
Nur bei Schuldverschreibungen anwendbar, bei denen es sich beim Basiswert um einen Index handelt und sofern der Index von der Emittentin zusammengestellt wird.

22 Only applicable for Notes where the underlying is an index, in case the index is not composed by the Issuer.
Nur bei Schuldverschreibungen anwendbar, bei denen es sich beim Basiswert um einen Index handelt, sofern der Index nicht von der Emittentin zusammengestellt wird.

23 Only applicable for Notes where the underlying is an interest rate.
Nur bei Schuldverschreibungen anwendbar, bei denen es sich beim Basiswert um einen Zinssatz handelt.

Other equivalent information regarding the underlying (including, in the case of a basket of underlyings, a disclosure of the relevant weightings of each underlying in the basket)[24] [ ]
Sonstige gleichwertigen Informationen bezüglich des Basiswertes (einschließlich, im Falle eines Korbs von Basiswerten, die Angabe der entsprechenden Gewichtungen jedes einzelnen Basiswertes im Korb)

Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident[25]
Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflußt wird, insb. in den Fällen, in denen die Risiken offensichtlich sind

Not Applicable
Nicht anwendbar

Market disruption or settlement disruption events that may affect the underlying[26]
Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen

Not Applicable
Nicht anwendbar

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen

Not Applicable
Nicht anwendbar

☐ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment[27]**
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

Not Applicable
Nicht anwendbar

Selling Restrictions
Verkaufsbeschränkungen

☒ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☒ TEFRA C
TEFRA C

---

24 Only applicable for Notes where the underlying is not an index.
Nur bei Schuldverschreibungen anwendbar, bei denen es sich beim Basiswert nicht um einen Index handelt.

25 Not required for Notes with a Specified Denomination of at least € 50,000 or a minimum transfer amount of at least € 50,000.
Nicht erforderlich bei Schuldverschreibungen anwendbar mit einer festgelegten Stückelung von mindestens € 50.000 oder Schuldverschreibungen, die lediglich für mindestens € 50.000 pro Wertpapier erworben werden können.

26 To be completed only if applicable.
Nur falls anwendbar einzufügen.

27 Only applicable for Dual Currency Notes. Need to include details of where past and future performance and volatility of the relevant rate(s) can be obtained. In case of Notes with a Specified Denomination of less than € 50,000 need to include a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.
Nur bei Doppelwährums-Schuldverschreibungen anwendbar. Es sind Angaben darüber erforderlich, wo Informationen über die vergangene und künftige Wertentwicklung und Volatilität der maßgeblichen Wechselkurse eingeholt werden können. Bei Schuldverschreibungen mit einer festgelegten Stückelung von weniger € 50.000 ist eine umfassende Erläuterung vorzunehmen, wie der Wert der Anlage durch den Wert des Basiswerts beeinflusst wird, insbesondere in Fällen, in denen die Risiken offensichtlich sind.

- ❑ TEFRA D
  TEFRA D
- ❑ Neither TEFRA C nor TEFRA D[28]
  Weder TEFRA C noch TEFRA D
- ❑ Additional Selling Restrictions (specify) — Not Applicable
  Zusätzliche Verkaufsbeschränkungen (angeben) — Nicht anwendbar

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.[29]
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

[none] [specify details]
[keine] [Einzelheiten einfügen]

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

[none] [specify details]
[keine] [Einzelheiten einfügen]

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing [30]
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung

[Conditions to which the offer is subject[31] — **Not Applicable**
Bedingungen, denen das Angebot unterliegt — ***Nicht anwendbar***

Time period, including any possible amendments, during which the offer will be open
Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt

Description of the application process
Beschreibung des Prozesses für die Umsetzung des Angebots

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)

---

28 Applicable only if Notes have a maturity of one year including any unilateral rollovers or extensions or less.
Nur für Schuldverschreibungen mit einer Laufzeit von einem Jahr oder weniger inklusive einseitiger Verlängerungen oder Erweiterungen.

29 Unless specified in the Prospectus. Only applicable for Notes with a Specified Denomination of less than € 50,000 per Notes.
Soweit nicht bereits im Prospekt beschrieben. Nur bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000 anwendbar.

30 Only applicable for Notes with a Specified Denomination of less than € 50,000 per Note.
Nur für Schuldverschreibungen mit Stückelung von weniger als € 50.000 pro Stück anwendbar.

31 The following items only to be specified if applicable (in each case).
Einzelheiten zu nachstehenden Unterpunkten nur einfügen, falls jeweils anwendbar.

Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)

Method and time limits for paying up the notes and for delivery of the notes
Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung

Manner and date in which results of the offer are to be made public
Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte

Various categories of potential investors to which the notes are offered
Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and mount of any expenses and taxes specifically charged to the subscriber or purchaser.
Kurs, zu dem die Schuldverschreibungen angeboten weden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.

Placing and Underwriting[32]
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.[33]
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.]

Method of distribution
Vertriebsmethode]

☒ Non-syndicated
Nicht syndiziert

☐ Syndicated
Syndiziert

---

[32] Complete for all Notes.
Für alle Schuldverschreibungen ausfüllen.

[33] Only applicable for Notes with a Specified Denomination of less than € 50,000 per Note.
Nur bei Schuldverschreibungen mit einer festgelegten Stückelung von weniger als € 50.000 anwendbar

Date of Subscription Agreement[34]
Datum des Subscription Agreements

Management Details including form of commitment[35]
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address) *Plazeur / Bankenkonsortiumr (Name und Adresse angeben)*	DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main Platz der Republik 60265 Frankfurt am Main

☒ firm commitment
feste Zusage

☐ no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions[36]
Provisionen

Management/Underwriting Commission (specify) *Management- und Übernahmeprovision (angeben)*	None keine
Selling Concession (specify) *Verkaufsprovision (angeben)*	None keine
Other (specify) *Andere (angeben)*	None keine
Stabilising Dealer/Manager ***Kursstabilisierender Dealer/Manager***	**None** ***keiner***
Subscription Agreement[37] ***Übernahmevertrag***	**None** ***keiner***
- Date of subscription agreement *Datum des Übernahmevertrags*	[ ]

- General features of the subscription agreement (including the quotas)
Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)

Listing(s) **Börsenzulassung(en)**	**Yes** **Ja**

☐ Luxembourg
Luxemburg

☐ Regulated Market "*Bourse de Luxembourg*"

---

34 Required only if issued on a syndicated basis in the case of Notes with a Specified Denomination of less than € 50,000 or derivative securities.
Nur erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von weniger als € 50.000 sowie derivaten Wertpapieren, wenn es sich jeweils um syndizierte Ziehungen handelt.

35 Not required for Notes with a Specified Denomination of at least € 50,000.
Nicht erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000.

36 To be completed in consultation with the Issuer.
In Abstimmung mit der Emittentin auszufüllen.

37 Only applicable for Notes with a Specified Denomination of less than € 50,000 per Note.
Nur bei Schuldverschreibungen mit einer festgelegten Stückelung von weniger als € 50.000 pro Stück anwendbar

❑ Euro MTF

☒ Düsseldorf

❑ Other (insert details) [ ]
sonstige (Einzelheiten einfügen)

Date of admission[38] **[•]**
Termin der Zulassung

Estimate of the total expenses related to admission to trading[39] **Not Applicable**
Geschätzte Gesamtkosten für die Zulassung zum Handel ***Nicht anwendbar***

Regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading[40]
Angabe geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

❑ Luxembourg (Bourse de Luxembourg)
Luxemburg (Bourse de Luxembourg)

❑ Düsseldorf

❑ Other (insert details) [ ]
Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment[41]
Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

☒ Not applicable
Nicht anwendbar

Rating[42] **applied for**
Rating ***beantragt***

Other relevant terms and conditions (specify) **Not Applicable**
Andere relevante Bestimmungen (einfügen) ***Nicht anwendbar***

---

38 To be completed only if known.
Nur auszufüllen, soweit bekannt.

39 Not required for Notes with a Specified Denomination of at least € 50,000.
Nicht erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000.

40 In case of a fungible issue, need to indicate that the original notes are already admitted to trading. Not required for Notes with a Specified Denomination of at least € 50,000.
Im Falle einer Aufstockung, die mit einer vorangegangenen Emission fungibel ist, ist die Angabe erforderlich, daß die ursprünglichen Schuldverschreibungen bereits zum Handel zugelassen sind. Nicht erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000.

41 Not required for Notes with a Specified Denomination of at least € 50,000.
Nicht erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000.

42 Do not complete, if the Notes are not rated on an individual basis. In case of Notes with a Specified Denomination of less than € 50,000, need to include a brief explanation of the meaning of the ratings if this has been previously published by the rating provider.
Nicht auszufüllen, wenn kein Einzelrating für die Schuldverschreibungen vorliegt. Bei Schuldverschreibungen mit einer festgelegten Stückelung von weniger als € 50.000, kurze Erläuterung der Bedeutung des Ratings wenn dieses vorher von der Ratingagentur erstellt wurde.

Listing:
Börsenzulassung:

The above Final Terms comprise the details required to list this issue of Pfandbriefe pursuant to the € 20,000,000,000 Essenhyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 09 November 2005).
Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Pfandbriefen unter dem € 20.000.000.000 Essenhyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 09. November 2005) erforderlich sind.

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt „Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, daß diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten ausgelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

Flick Henneböhl

16 November 2005
16. November 2005

Final Terms
Endgültige Bedingungen

4,20 % Callable Public Pfandbriefe 2005-2025
issued pursuant to the

4,20 % Kündbarer Öffentlicher Pfandbrief 2005-2025
begeben aufgrund des

Euro 20,000,000,000
Essenhyp Debt Issuance Programme

dated 31 October 2005
datiert 31. Oktober 2005

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: **100** per cent.
Ausgabepreis: ***100%***

Issue Date: **18 November 2005**[1]
Valutierungstag: ***18. November 2005***

Series No: **HBE0E4**
Serien Nr.: ***HBE0E4***

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the euro 20,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 31 October 2005 (the "**Prospectus**") and these Final Terms. The Prospectus is available for viewing in electronic form at the website of the Luxembourg Stock Exchange (www.bourse.lu) and at the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.
Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 20.000.000.000 *Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das „Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverscheibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 31. Oktober 2005 über das Programm (der „**Prospekt**") zusammengenommen werden. Der Prospekt kann auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.*

---

[1] The Issue Date is the date of payment and settlement of the Notes. In the case of free delivery, the Issue Date is the delivery date.
Der Valutierungstag ist der Tag, an dem die Schuldverschreibungen begeben und bezahlt werden. Bei freier Lieferung ist der Valutierungstag der Tag der Lieferung.

I. TERMS AND CONDITIONS
I. EMISSIONSBEDINGUNGEN

This part of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised Terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").[2]

Dieser Teil der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die „Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die „Bedingungen") gestrichen.

PART I.A. Notes other than Participation Certificates
TEIL I.A. Schuldverschreibungen, die keine Genußscheine sind

Issuer — **Hypothekenbank in Essen Aktiengesellschaft**
Emittentin

Form of Conditions[3]
Form der Bedingungen

☒ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions[4]
Sprache der Bedingungen

---

2 To be inserted in the case of Long-Form Conditions.
Im Fall von nicht-konsolidierten Bedingungen einzufügen.

3 To be determined in consultation with the Issuer. It is anticipated that Long-Form Conditions will generally be used for Notes sold on a non-syndicated basis and which are not publicly offered. Integrated Conditions will generally be used for Notes sold and distributed on a syndicated basis. Integrated Conditions will be required where the Notes are to be publicly offered, in whole or in part, or to be distributed, in whole or in part, to non-professional investors or when subordinated.
Die Form der Bedingungen ist in Abstimmung mit der Emittentin festzulegen. Es ist vorgesehen, daß nicht-konsolidierte Bedingungen für Schuldverschreibungen verwendet werden, die auf nicht syndizierter Basis verkauft und die nicht öffentlich zum Verkauf angeboten werden. Konsolidierte Bedingungen werden in der Regel für Schuldverschreibungen verwendet, die auf syndizierter Basis verkauft und vertrieben werden. Konsolidierte Bedingungen sind erforderlich, wenn die Schuldverschreibungen insgesamt oder teilweise an nicht berufsmäßige oder gewerbliche Investoren verkauft oder öffentlich angeboten werden oder diese Schuldverschreibungen subordiniert sind.

4 To be determined in consultation with the Issuer. It is anticipated that, subject to any stock exchange or legal requirements applicable from time to time, and unless otherwise agreed, in the case of Notes sold and distributed on a syndicated basis, German will be the controlling language. In the case of Notes publicly offered, in whole or in part, in the Federal Republic of Germany, or distributed, in whole or in part, to non-professional investors in the Federal Republic of Germany, German will be the controlling language. If, in the event of such public offer or distribution to non-professional investors, however, English is chosen as the controlling language, a German language translation of the Conditions will be available from the principal office of Hypothekenbank in Essen Aktiengesellschaft. The Conditions of Notes (including Pfandbriefe) in registered form will be either in the German or in the English language, as may be agreed with the Issuer.

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☒ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination[5]
Währung und Stückelung

Specified Currency *Festgelegte Währung*	Euro *Euro*
Aggregate Principal Amount *Gesamtnennbetrag*	Euro 10,000,000 *Euro 10.000.000*
Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	Euro 100,000 *Euro 100.000*
Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	100 *100*

Form
Form

☐ **Notes**
Schuldverschreibungen

☒ **Pfandbriefe**

- ☐ Mortgage Pfandbriefe
  Hypothekenpfandbriefe

- ☒ Public-Sector Pfandbriefe
  Öffentliche Pfandbriefe

☒ **TEFRA C**
TEFRA C

- ☒ Permanent Global Note
  Dauerglobalurkunde

In Abstimmung mit der Emittentin festzulegen. Es wird erwartet, daß vorbehaltlich geltender Börsen oder anderer Bestimmungen und soweit nicht anders vereinbart, die deutsche Sprache für Schuldverschreibungen maßgeblich sein wird, die auf syndizierter Basis verkauft und vertrieben werden. Falls Schuldverschreibungen insgesamt oder teilweise öffentlich zum Verkauf in der Bundesrepublik Deutschland angeboten oder an nicht berufsmäßige oder gewerbliche Investoren in der Bundesrepublik Deutschland verkauft werden, wird die deutsche Sprache maßgeblich sein. Falls bei einem solchen öffentlichen Verkaufsangebot oder Verkauf an nicht berufsmäßige oder gewerbliche Investoren die englische Sprache als maßgeblich bestimmt wird, wird eine deutschsprachige Übersetzung der Bedingungen bei der Hauptgeschäftsstelle der Hypothekenbank in Essen Aktiengesellschaft erhältlich sein.

5 The minimum will be, if in euro, €1,000, if in any currency other than euro, in an amount in such other currency equivalent to or exceeding the equivalent of €1,000 at the time of the issue.
Die Mindeststückelung beträgt €1.000, bzw. falls die Emission in einer anderen Währung als Euro erfolgt, einem Betrag in dieser anderen Währung, der zur Zeit der Emission dem Gegenwert von €1.000 entspricht oder diesen übersteigt.

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

☐ **TEFRA D**
TEFRA D

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Permanent Global Note
Dauerglobalurkunde

☐ Definitive Notes
Einzelurkunden

☐ **Neither TEFRA D nor TEFRA C**[6]
Weder TEFRA D noch TEFRA C

☐ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

Definitive Notes **No**
Einzelurkunden ***Nein***

☐ Coupons
Zinsscheine

☐ Talons
Talons

☐ Receipts
Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System

☒ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

☐ Euroclear Bank S.A./N.V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

☒ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

---

6 Applicable only if Notes have a maturity of one year or less including any unilateral rollovers or extensions.
Nur anwendbar bei Schuldverschreibungen mit einer ursprünglichen Laufzeit von einem Jahr oder weniger einschließlich etwaiger einseitigen Verlängerungen.

☐ Other – (specify)
sonstige (angeben)

STATUS (§ 2)[7]
STATUS (§ 2)

☐ Unsubordinated
Nicht-nachrangig

☐ Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

☒ **Fixed Rate Notes**
Festverzinsliche Schuldverschreibungen
Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	18 November 2005 *18. November 2005*
Rate of Interest *Zinssatz*	4,20 per cent. per annum *4,20% per annum*
fixed Interest Payment Date(s) *feste(r) Zinszahlungstag(e)*	18 November in each year *18. November in jedem Jahr*
First Interest Payment Date Erster Zinszahlungstag	18 November 2006 *18. November 2006*
Initial Broken Amount(s) (per specified denomination) *Anfängliche(r) Bruchteilzinsbetrag(-beträge)(für jede festgelegte Stückelung)*	
Fixed Interest Date preceding the Maturity Date Festzinstermin, der dem Fälligkeitstag vorangeht	18 November 2024 *18. November 2024*
Final Broken Amount(s) (per specified denomination) *Abschließende(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)*	

☐ **Zero Coupon Notes** ***Nullkupon-Schuldverschreibungen***	Not applicable *Nicht anwendbar*
☐ **Dual Currency Notes** ***Doppelwährungs-Schuldverschreibungen***	Not applicable *Nicht anwendbar*
☐ **Instalment Notes** ***Raten-Schuldverschreibungen***	Not applicable *Nicht anwendbar*
☐ **Index-linked Notes** ***Indexierte Schuldverschreibungen***	Not applicable *Nicht anwendbar*
☐ **Credit-linked Notes** ***Credit-linked Notes***	Not applicable *Nicht anwendbar*

[7] Not to be completed for Pfandbriefe.
Nicht auszufüllen für Pfandbriefe.

☐	**other structured Notes** ***andere strukturierte Schuldverschreibungen***	Not applicable *Nicht anwendbar*

Day Count Fraction[8]
Zinstagequotient

☐ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☐ Actual/360

☒ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) *Relevante(s) Finanzzentren(um) (alle angeben)*	TARGET *TARGET*

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

☒	**Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes** ***Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen***	
☒	Maturity Date *Fälligkeitstag*	18 November 2025 *18. November 2025*
☒	Redemption Month *Rückzahlungsmonat*	November *November*
☐	Final Redemption Amount *Rückzahlungsbetrag*	
☒	Principal amount *Nennbetrag*	
☐	Final Redemption Amount (per specified denomination) *Rückzahlungsbetrag (für jede festgelegte Stückelung)*	
☐	**Instalment Notes** ***Raten-Schuldverschreibungen***	

---

8 Complete for all Notes.
Für alle Schuldverschreibungen auszufüllen.

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuelichen Gründen***	**No** ***Nein***
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	**Yes** ***Ja***
Minimum Redemption Amount *Mindestrückzahlungsbetrag*	Euro 10,000,000 *Euro 10.000.000*
Higher Redemption Amount *Höherer Rückzahlungsbetrag*	Not applicable *Nicht anwendbar*
Call Redemption Date(s) *Wahlrückzahlungstag(e) (Call)*	18 November 2010, 18 November 2015 and 18 November 2020 18. November 2010, 18. November 2015 und 18. November 2020
Call Redemption Amount(s) *Wahlrückzahlungsbetrag/-beträge (Call)*	Not applicable *Nicht anwendbar*
Minimum Notice to Holders *Mindestkündigungsfrist*	3 TARGET-Days *3 TARGET-Tage*
Maximum Notice to Holders *Höchstkündigungsfrist*	Not applicable *Nicht anwendbar*
Early Redemption at the Option of a Holder[9] ***Vorzeitige Rückzahlung nach Wahl des Gläubigers***	**No** ***Nein***
Early Redemption Amount[10] ***Vorzeitiger Rückzahlungsbetrag***	Not applicable *Nicht anwendbar*
Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes ***Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind***	Not applicable *Nicht anwendbar*

FISCAL AGENT AND PAYING AGENT AND CALCULATION AGENT (§ 6)
EMISSIONSSTELLE UND ZAHLSTELLE UND BERECHNUNGSSTELLE (§ 6)

Paying Agents
Zahlstellen

☒ Fiscal Agent
Emissionsstelle

☐ Additional Paying Agent(s)/specified office(s)
Zahlstelle(n)/bezeichnete Geschäftsstelle(n)

☒ Calculation Agent
Berechnungsstelle

---

9 Not to be completed for Pfandbriefe.
Nicht auszufüllen für Pfandbriefe.

10 Not to be completed for Pfandbriefe.
Nicht auszufüllen für Pfandbriefe.

☐ Yes
Ja

☒ No
Nein

☐ Required location (specify)
Vorgeschriebenen Ort (angeben)

NOTICES (§ 12)
MITTEILUNGEN (§ 12)

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

☐ London (Financial Times)
London (Financial Times)

☐ Luxembourg (d'Wort)
Luxemburg (d' Wort)

☒ Germany (Börsen-Zeitung)
Deutschland (Börsen-Zeitung)

☐ Other (specify)
sonstige (angeben)

Publication on the website of the stock exchange *Bekanntmachung auf der Website der Börse*	Not applicable *Nicht anwendbar*

Stock Exchange
Börse

Internet Address
Internetadresse

Governing Law ***Anwendbares Recht***	**German Law** ***Deutsches Recht***
PART I.B. PARTICIPATION CERTIFICATES ***TEIL I.B. GENUßSCHEINE***	Not applicable *Nicht anwendbar*
PART I. C.: GLOBAL PFANDBRIEFE ***TEIL I. C.: GLOBALPFANDBRIEFE***	Not applicable *Nicht anwendbar*

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Specific Risk Factors[11] ***Spezielle Risikofaktoren***	**Not applicable** ***Nicht anwendbar***

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind

none
keine

Reasons for the offer[12]
Gründe für das Angebot

Estimated net proceeds[13]
Geschätzter Nettobetrag der Erträge

Estimated total expenses of the issue[14]
Geschätzte Gesamtkosten der Emission

Securities Identification Numbers
Wertpapier-Kenn-Nummern

☐ Common Code *Common Code*	
☒ ISIN Code *ISIN Code*	**DE000HBE0E47**
☒ German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	**HBE0E4**
☐ Any other securities number *Sonstige Wertpapier-Kenn-Nummer*	
Yield[15] ***Rendite***	4,20% *4,20%*

---

11 Include only product specific risk factors which are not covered under „Risk Factors" in the Prospectus.
Nur produktbezogene Risikofaktoren aufnehmen, die nicht bereits im Abschnitt "Risk Factors" des Prospekts enthalten sind.

12 Not required for Notes with a Specified Denomination of at least € 50,000 which are not derivative securities to which Annex XII of the Commission Regulation (EC) 809/2004 of 29 April 2004 (the "Commision Regulation") applies. See „Use of Proceeds" wording in the Prospectus. If reasons for the offer is different from making profit and/or hedging certain risks include those reasons here.
Nicht erforderlich für Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000, bei denen es sich nicht um derivative Wertpapiere handelt, auf die Anhang XII der EG-Verordnung 809/2004 vom 29. April 2004 (die „EG-Verordnung") Anwendung findet. Siehe "Use of Proceeds" im Prospekt. Sofern die Gründe für das Angebot nicht in der Gewinnerzielung und/oder der Absicherung bestimmter Risiken bestehen, sind die Gründe hier anzugeben

13 If the Notes are derivative securities (i.e. if the final redemption amount may be less than 100 per cent. of the principal amount of a Note) to which Annex XII of the Commission Regulation applies it is only necessary to include disclosure of estimated net proceeds where disclosure regarding reasons for the offer is included. If proceeds are intended for more than one use will need to split out and present in order of priority.
Sofern es sich um derivative Wertpapiere (d.h. Wertpapiere, bei denen der Rückzahlungsbetrag geringer als 100% des Nennbetrags sein kann) handelt, auf die Anhang XII der EG-Verordnung Anwendung findet, sind Angaben zu dem geschätzten Nettoerlös nur dann zu veröffentlichen, wenn Angaben in diesen Endgültigen Bedingungen zu den Gründen für das Angebot gemacht worden sind. Sofern die Erträge für verschiedene Verwendungszwecke bestimmt sind, sind diese aufzuschlüsseln und nach der Priorität der Verwendungszwecke darzustellen.

14 If the Notes are derivative securities to which Annex XII of the Commission Regulation applies, it is only necessary to include disclosure of total expenses where disclosure regarding reasons for the offer is included.
Sofern es sich um derivative Wertpapiere handelt, auf die Anhang XII der EG-Verordnung Anwendung findet, sind Angaben zu den geschätzten Gesamtkosten nur dann zu veröffentlichen, wenn Angaben zu den Gründen für das Angebot gemacht worden sind.

15 Only applicable for Fixed Rate Notes
Nur für festverzinsliche Schuldverschreibungen anwendbar

☐ **Historic Interest Rates**[16] Not applicable
Zinssätze der Vergangenheit *Nicht anwendbar*

Selling Restrictions
Verkaufsbeschränkungen

☒ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☒ TEFRA C
TEFRA C

☐ TEFRA D
TEFRA D

☐ Neither TEFRA C nor TEFRA D[17]
Weder TEFRA C noch TEFRA D

☐ Additional Selling Restrictions (specify)
Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.[18]
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

none
keine

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

none
keine

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Placing and Underwriting[19]
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.[20]
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierem in den einzelnen Ländem des Angebots.

---

16 Only applicable for Floating Rate Notes. Not required for Notes with a Specified Denomination of at least € 50,000.
Nur bei variabel verzinslichen Schuldverschreibungen anwendbar. Nicht anwendbar auf Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000.

17 Applicable only if Notes have a maturity of one year including any unilateral rollovers or extensions or less.
Nur für Schuldverschreibungen mit einer Laufzeit von einem Jahr oder weniger inklusive einseitiger Verlängerungen oder Erweiterungen.

18 Unless specified in the Prospectus. Only applicable for Notes with a Specified Denomination of less than € 50,000 per Notes.
Soweit nicht bereits im Prospekt beschrieben. Nur bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000 anwendbar.

19 Complete for all Notes.
Für alle Schuldverschreibungen ausfüllen.

20 Only applicable for Notes with a Specified Denomination of less than € 50,000 per Note.
Nur bei Schuldverschreibungen mit einer festgelegten Stückelung von weniger als € 50.000 anwendbar

Method of distribution
Vertriebsmethode

☒ Non-syndicated
Nicht syndiziert

☐ Syndicated
Syndiziert

Date of Subscription Agreement[21] *Datum des Subscription Agreements*	Not applicable *Nicht anwendbar*

Management Details including form of commitment[22]
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address) *Plazeur / Bankenkonsortiumr (Name und Adresse angeben)*	Erste Bank der oesterreichischen Sparkassen AG, Börsegasse 14, A-1010 Wien

☒ firm commitment
feste Zusage

☐ no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions[23] ***Provisionen***	Not applicable *Nicht anwendbar*
Stabilising Dealer/Manager ***Kursstabilisierender Dealer/Manager***	None *keiner*
Subscription Agreement[24] ***Übernahmevertrag***	Not applicable *Nicht anwendbar*
Listing(s) ***Börsenzulassung(en)***	Yes *Ja*

☐ Luxembourg
Luxemburg

☐ Regulated Market "*Bourse de Luxembourg*"

☐ Euro MTF

☒ Düsseldorf

☐ Other (insert details)
sonstige (Einzelheiten einfügen)

Date of admission[25] ***Termin der Zulassung***	as soon as possible ehestmöglich

---

21 Required only if issued on a syndicated basis in the case of Notes with a Specified Denomination of less than € 50,000 or derivative securities.
Nur erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von weniger als € 50.000 sowie derivaten Wertpapieren, wenn es sich jeweils um syndizierte Ziehungen handelt.

22 Not required for Notes with a Specified Denomination of at least € 50,000.
Nicht erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000.

23 To be completed in consultation with the Issuer.
In Abstimmung mit der Emittentin auszufüllen.

24 Only applicable for Notes with a Specified Denomination of less than € 50,000 per Note.
Nur bei Schuldverschreibungen mit einer festgelegten Stückelung von weniger als € 50.000 pro Stück anwendbar

25 To be completed only if known.
Nur auszufüllen, soweit bekannt.

Estimate of the total expenses related to admission to trading[26]
Geschätzte Gesamtkosten für die Zulassung zum Handel

Regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading[27]
Angabe geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

☐ Luxembourg (Bourse de Luxembourg)
Luxemburg (Bourse de Luxembourg)

☐ Düsseldorf

☐ Other (insert details)
Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment[28]
Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

☒ Not applicable
Nicht anwendbar

Rating[29] ***Rating***	requested *beantragt*
Other relevant terms and conditions (specify) ***Andere relevante Bestimmungen (einfügen)***	Not applicable *Nicht anwendbar*
Listing:[30] ***Börsenzulassung***:	Düsseldorf *Düsseldorf*

The above Final Terms comprise the details required to list this issue of Pfandbriefe pursuant to the € 20,000,000,000 Essenhyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from **18 November 2005**).
*Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Pfandbriefen unter dem € 20.000.000.000 Essenhyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem **18. November 2005**) erforderlich sind.*

---

26 Not required for Notes with a Specified Denomination of at least € 50,000.
Nicht erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000.

27 In case of a fungible issue, need to indicate that the original notes are already admitted to trading. Not required for Notes with a Specified Denomination of at least € 50,000.
Im Falle einer Aufstockung, die mit einer vorangegangenen Emission fungibel ist, ist die Angabe erforderlich, daß die ursprünglichen Schuldverschreibungen bereits zum Handel zugelassen sind. Nicht erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000.

28 Not required for Notes with a Specified Denomination of at least € 50,000.
Nicht erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000.

29 Do not complete, if the Notes are not rated on an individual basis. In case of Notes with a Specified Denomination of less than € 50,000, need to include a brief explanation of the meaning of the ratings if this has been previously published by the rating provider.
Nicht auszufüllen, wenn kein Einzelrating für die Schuldverschreibungen vorliegt. Bei Schuldverschreibungen mit einer festgelegten Stückelung von weniger als € 50.000, kurze Erläuterung der Bedeutung des Ratings wenn dieses vorher von der Ratingagentur erstellt wurde.

30 Include only in the version of the Final Terms which is submitted to the relevant stock exchange in the case of Notes to be listed on such stock exchange.
Nur in derjenigen Fassung der Endgültigen Bedingungen einfügen, die der betreffenden Börse, bei der die Schuldverschreibungen zugelassen werden sollen, vorgelegt wird.

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt „Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, daß diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten ausgelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____

The Final Terms will be displayed on the website of Essenhyp (www.essenhyp.com) and in case of Notes listed on the Luxembourg Stock Exchange on the website of the Luxembourg Stock Exchange (www.bourse.lu).

18 November, 2005

Final Terms
Endgültige Bedingungen

Euro 35,000,000 Floating Rate Public Sector Pfandbriefe due December 20, 2012
issued pursuant to the

Euro 20,000,000,000
Essenhyp Debt Issuance Programme

dated 31 October 2005

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100.00 per cent.

Issue Date 22 November, 2005

Series No: **HBE0E7**

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the euro 20,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 31 October 2005 (the "**Prospectus**") and these Final Terms. The Prospectus is available for viewing in electronic form at the website of the Luxembourg Stock Exchange (www.bourse.lu) and at the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.

Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 20.000.000.000 *Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das „Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverscheibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 31. Oktober 2005 über das Programm (der „**Prospekt**") zusammengenommen werden. Der Prospekt kann auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.*

I. TERMS AND CONDITIONS
I. EMISSIONSBEDINGUNGEN

This part of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised Terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

Dieser Teil der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die „Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die „Bedingungen") gestrichen.

The Conditions applicable to the Notes (the "Conditions") and the German or English language translation thereof, if any, are attached to these Final Terms. They replace in full the Terms and Conditions of the Notes as set out in the Prospectus dated 31 October, 2005 and take precedence over any conflicting provisions in these Final Terms.

Die für die Schuldverschreibungen geltenden Bedingungen (die „Bedingungen") sowie eine etwaige deutsch- oder englischsprachige Übersetzung sind Endgültigen Bedingungen beigefügt. Die Bedingungen ersetzen in Gänze die im Prospekt vom 31. Oktober 2005 abgedruckten Emissionsbedingungen der Schuldverschreibungen und gehen etwaigen abweichenden Bestimmungen dieser Endgültigen Bedingungen vor.

PART I.A. Notes other than Participation Certificates
TEIL I.A. Schuldverschreibungen, die keine Genußscheine sind

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**

Form of Conditions[1]
Form der Bedingungen

☒ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

1 To be determined in consultation with the Issuer. It is anticipated that Long-Form Conditions will generally be used for Notes sold on a non-syndicated basis and which are not publicly offered. Integrated Conditions will generally be used for Notes sold and distributed on a syndicated basis. Integrated Conditions will be required where the Notes are to be publicly offered, in whole or in part, or to be distributed, in whole or in part, to non-professional investors or when subordinated.
Die Form der Bedingungen ist in Abstimmung mit der Emittentin festzulegen. Es ist vorgesehen, daß nicht-konsolidierte Bedingungen für Schuldverschreibungen verwendet werden, die auf nicht syndizierter Basis verkauft und die nicht öffentlich zum Verkauf angeboten werden. Konsolidierte Bedingungen werden in der Regel für Schuldverschreibungen verwendet, die auf syndizierter Basis verkauft und vertrieben werden. Konsolidierte Bedingungen sind erforderlich, wenn die Schuldverschreibungen insgesamt oder teilweise an nicht berufsmäßige oder gewerbliche Investoren verkauft oder öffentlich angeboten werden oder diese Schuldverschreibungen subordiniert sind.

Language of Conditions[2]
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☒ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☐ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination[3]
Währung und Stückelung

Specified Currency *Festgelegte Währung*	Euro ("EUR")
Aggregate Principal Amount *Gesamtnennbetrag*	EUR35,000,000
Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	EUR 10,000
Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	3,500

Form
Form

☐ **Notes**
Schuldverschreibungen

☒ **Pfandbriefe**

☐ Mortgage Pfandbriefe
Hypothekenpfandbriefe

---

2 To be determined in consultation with the Issuer. It is anticipated that, subject to any stock exchange or legal requirements applicable from time to time, and unless otherwise agreed, in the case of Notes sold and distributed on a syndicated basis, German will be the controlling language. In the case of Notes publicly offered, in whole or in part, in the Federal Republic of Germany, or distributed, in whole or in part, to non-professional investors in the Federal Republic of Germany, German will be the controlling language. If, in the event of such public offer or distribution to non-professional investors, however, English is chosen as the controlling language, a German language translation of the Conditions will be available from the principal office of Hypothekenbank in Essen Aktiengesellschaft. The Conditions of Notes (including Pfandbriefe) in registered form will be either in the German or in the English language, as may be agreed with the Issuer.
In Abstimmung mit der Emittentin festzulegen. Es wird erwartet, daß vorbehaltlich geltender Börsen oder anderer Bestimmungen und soweit nicht anders vereinbart, die deutsche Sprache für Schuldverschreibungen maßgeblich sein wird, die auf syndizierter Basis verkauft und vertrieben werden. Falls Schuldverschreibungen insgesamt oder teilweise öffentlich zum Verkauf in der Bundesrepublik Deutschland angeboten oder an nicht berufsmäßige oder gewerbliche Investoren in der Bundesrepublik Deutschland verkauft werden, wird die deutsche Sprache maßgeblich sein. Falls bei einem solchen öffentlichen Verkaufsangebot oder Verkauf an nicht berufsmäßige oder gewerbliche Investoren die englische Sprache als maßgeblich bestimmt wird, wird eine deutschsprachige Übersetzung der Bedingungen bei der Hauptgeschäftsstelle der Hypothekenbank in Essen Aktiengesellschaft erhältlich sein.

3 The minimum will be, if in euro, €1,000, if in any currency other than euro, in an amount in such other currency equivalent to or exceeding the equivalent of €1,000 at the time of the issue.
Die Mindeststückelung beträgt €1.000, bzw. falls die Emission in einer anderen Währung als Euro erfolgt, einem Betrag in dieser anderen Währung, der zur Zeit der Emission dem Gegenwert von €1.000 entspricht oder diesen übersteigt.

☒ Public-Sector Pfandbriefe
Öffentliche Pfandbriefe

☒ **TEFRA C**
TEFRA C

☒ Permanent Global Note
Dauerglobalurkunde

❑ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

❑ Definitive Notes
Einzelurkunden

❑ **TEFRA D**
TEFRA D

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

❑ Permanent Global Note
Dauerglobalurkunde

❑ Definitive Notes
Einzelurkunden

❑ **Neither TEFRA D nor TEFRA C**[4]
Weder TEFRA D noch TEFRA C

❑ Permanent Global Note
Dauerglobalurkunde

❑ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

❑ Definitive Notes
Einzelurkunden

Definitive Notes **No**
Einzelurkunden

❑ Coupons
Zinsscheine

❑ Talons
Talons

❑ Receipts
Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System

---

4 Applicable only if Notes have a maturity of one year or less including any unilateral rollovers or extensions.
Nur anwendbar bei Schuldverschreibungen mit einer ursprünglichen Laufzeit von einem Jahr oder weniger einschließlich etwaiger einseitigen Verlängerungen.

☒ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

☒ Euroclear Bank S.A./N.V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

☒ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ Other – (specify) [ ]
sonstige (angeben)

STATUS (§ 2)[5]
STATUS (§ 2)

☐ Unsubordinated
Nicht-nachrangig

☐ Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

☐ **Fixed Rate Notes**
Festverzinsliche Schuldverschreibungen
Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

Interest Commencement Date [ ]
Verzinsungsbeginn

Rate of Interest [ ] per cent. per annum
Zinssatz [ ]% per annum

fixed Interest Payment Date(s) [ ] in each year
feste(r) Zinszahlungstag(e) [ ] in jedem Jahr

First Interest Payment Date [ ]
Erster Zinszahlungstag

Initial Broken Amount(s) (per specified denomination) [ ]
Anfängliche(r) Bruchteilzinsbetrag(-beträge)(für jede festgelegte Stückelung)

Fixed Interest Date preceding the Maturity Date [ ]
Festzinstermin, der dem Fälligkeitstag vorangeht

Final Broken Amount(s) (per specified denomination) [ ]
Abschließende(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)

☒ **Floating Rate Notes**
Variabel verzinsliche Schuldverschreibungen

---

5 Not to be completed for Pfandbriefe.
Nicht auszufüllen für Pfandbriefe.

Interest Payment Dates
Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	22 November, 2005
Specified Interest Payment Dates *Festgelegte Zinszahlungstage*	March 20, June 20, September 20 and December 20,in each year commencing March 20, 2006 (long first coupon) up to and including the Maturity Date, Each such date subject to adjustment in accordance with the Modified Following Business Day Convention
Specified Interest Period(s) *Festgelegte Zinsperiode(n)*	3 months

Business Day Convention
Geschäftstagskonvention

☒ Modified Following Business Day Convention
Modifizierte folgender Geschäftstag-Konvention

☐ FRN Convention (specify period(s) — **[ ]** [months/other specify]
FRN Konvention (Zeitraum angeben) — ***[ ] [Monate/andere angeben]***

☐ Following Business Day Convention
Folgender Geschäftstag-Konvention

☐ Preceding Business Day Convention
Vorangegangener Geschäftstag-Konvention

Relevant Financial Centres — London and TARGET
Relevante Finanzzentren

Rate of Interest
Zinssatz

☒ Screen Rate Determination
Bildschirmfeststellung

☒ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)
EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/Interbanken-Markt in der Euro-Zone)

3 month EUR-EURIBOR save for the Interest Period from and including the Issue Date to but excluding 20 March 2006 where the rate will be the interpolated Euribor rate of 3 month and 4.

Screen page — Telerate Page 248
Bildschirmseite

☐ LIBOR (London time/London Business Day London Interbank Market)
LIBOR (Londoner Ortszeit/Londoner Geschäftstag/Londoner Interbanken-Markt)

Screen page [ ]
Bildschirmseite

☐ Other (specify) [ ]
Sonstige (angeben)

Screen page [ ]
Bildschirmseite

☐ Formula
Formel
(set forth details in full here or in an attachment)
(*Einzelheiten hier oder in einer Anlage einfügen*)

Reference Banks (if other than as specified in § 3(2)) (specify)
Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

☐ ISDA Determination[6] **[specify details]**
ISDA-Feststellung ***[Details einfügen]***

☐ Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions)) [ ]
Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))

Margin 0.01 per cent. per annum
Marge

☐ plus
plus

☒ minus
minus

Interest Determination Date
Zinsfestlegungstag

☒ second Business Day prior to commencement of Interest Period
zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode

☐ first day of each Interest Period
erster Tag der jeweiligen Zinsperiode

☐ other (specify)
sonstige (angeben)

Minimum and Maximum Rate of Interest
Mindest- und Höchstzinssatz

---

6 ISDA Determination should only be applied in the case of Notes permanently represented by a Global Note because the ISDA Agreement and the ISDA Definitions have to be attached to the relevant Notes.
ISDA-Feststellung sollte nur dann gewählt werden, wenn die betreffenden Schuldverschreibungen durch eine Dauerglobalurkunde verbrieft werden, weil das ISDA-Agreement und die ISDA Definitions den Schuldverschreibungen beizufügen sind.

☐	Minimum Rate of Interest *Mindestzinssatz*	per cent. per annum *[ ] % per annum*
☐	Maximum Rate of Interest *Höchstzinssatz*	[ ] per cent. per annum *[ ] % per annum*
☐	**Zero Coupon Notes** ***Nullkupon-Schuldverschreibungen***	
	Accrual of Interest ***Auflaufende Zinsen***	
	Amortisation Yield *Emissionsrendite*	[ ]
☐	**Dual Currency Notes** ***Doppelwährungs-Schuldverschreibungen*** (set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest/fall-back provisions)) *(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Zinsbeträgen/Ausweichbestimmungen))*	[ ]
☐	**Instalment Notes** ***Raten-Schuldverschreibungen*** (set forth details in full here) *(Einzelheiten einfügen)*	[ ]
☐	**Index-linked Notes** ***Indexierte Schuldverschreibungen*** (set forth details in full here (including index/formula, basis for calculating interest, a description of any market disruption or settlement disruption events and adjustment rules with relation to events concerning the underlying)) *(Einzelheiten einfügen (einschließlich des Index/der Formel, der Grundlagen für die Berechnung der Zinsbeträge sowie Beschreibung etwaiger Störungen des Markets oder bei der Abrechnung, die den Basiswert beeinflussen und Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))*	[ ]
☐	**Credit-linked Notes** ***Credit-linked Notes*** (set forth details in full here (including basis for calculating interest and fall back provisions)) *(Einzelheiten einfügen (einschließlich der Grundlagen für die Berechnung der Zinsbeträge sowie Ausweichbestimmungen))*	[ ]
☐	**other structured Notes** ***andere strukturierte Schuldverschreibungen*** (set forth details in full here (including fall back provisions, if applicable and the relevant reference date is not available)) (Einzelheiten einfügen (einschließlich Ausweichbestimmungen, wenn anwendbar und der maßgebliche Referenzsatz nicht verfügbar ist))	[ ]

Day Count Fraction[7]
Zinstagequotient

☐ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☒ Actual/360

☐ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) *Relevante(s) Finanzzentren(um) (alle angeben)*	London and TARGET

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

☒	**Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes** ***Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen***	
☒	Maturity Date *Fälligkeitstag*	20 December, 2012
☒	Redemption Month *Rückzahlungsmonat*	December
☐	Final Redemption Amount *Rückzahlungsbetrag*	
☒	Principal amount *Nennbetrag*	
☒	Final Redemption Amount (per specified denomination) *Rückzahlungsbetrag (für jede festgelegte Stückelung)*	EUR10,000
☐	**Instalment Notes** ***Raten-Schuldverschreibungen*** Instalment Date(s) *Ratenzahlungstermin (e)*	[ ]

7 Complete for all Notes.
Für alle Schuldverschreibungen auszufüllen.

Instalment Amount(s) *Rate(n)*	**[ ]**
Early Redemption ***Vorzeitige Rückzahlung***	
Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuelichen Gründen***	**No**
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	**No**
Minimum Redemption Amount *Mindestrückzahlungsbetrag*	**[ ]**
Higher Redemption Amount *Höherer Rückzahlungsbetrag*	**[ ]**
Call Redemption Date(s) *Wahlrückzahlungstag(e) (Call)*	**[ ]**
Call Redemption Amount(s) *Wahlrückzahlungsbetrag/-beträge (Call)*	**[ ]**
Minimum Notice to Holders *Mindestkündigungsfrist*	**[ ]**
Maximum Notice to Holders *Höchstkündigungsfrist*	**[ ]**
Early Redemption at the Option of a Holder[8] ***Vorzeitige Rückzahlung nach Wahl des Gläubigers***	**No**
Put Redemption Date(s) *Wahlrückzahlungstag(e) (Put)*	**[ ]**
Put Redemption Amount(s) *Wahlrückzahlungsbetrag/-beträge (Put)*	**[ ]**
Minimum Notice to Issuer *Mindestkündigungsfrist*	**[ ]** days ***[ ]****Tage*
Maximum Notice to Issuer (never more than 60 days) *Höchstkündigungsfrist (nie mehr als 60 Tage)*	**[ ]** days ***[ ]****Tage*
Early Redemption Amount[9] ***Vorzeitiger Rückzahlungsbetrag***	
Zero Coupon Notes: *Nullkupon-Schuldverschreibungen:*	
Reference Price *Referenzpreis*	**[ ]**

8 Not to be completed for Pfandbriefe.
Nicht auszufüllen für Pfandbriefe.

9 Not to be completed for Pfandbriefe.
Nicht auszufüllen für Pfandbriefe.

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes
Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind

❑ **Dual Currency Notes** [ ]
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))

❑ **Index-linked Notes** [ ]
Indexierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

❑ **Credit-linked Notes** [ ]
Credit-linked Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

❑ **other structured Notes** [ ]
andere strukturierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

FISCAL AGENT[[,] [AND] PAYING AGENT[S]] [AND CALCULATION AGENT] (§ 6)
EMISSIONSSTELLE[[,] [UND] ZAHLSTELLE[N]] [UND BERECHNUNGSSTELLE] (§ 6)

Paying Agents
Zahlstellen

☒ Fiscal Agent — BNP Paribas Securities Services, Luxembourg Branch
Emissionsstelle

☒ Additional Paying Agent(s)/specified office(s) — BNP Paribas Securities Services, Luxembourg Branch
Zahlstelle(n)/bezeichnete Geschäftsstelle(n)

☒ Calculation Agent — BNP Paribas Securities Services, Luxembourg Branch
Berechnungsstelle

- ☒ Yes
  Ja
- ❑ No
  Nein
- ❑ Required location (specify)
  Vorgeschriebenen Ort (angeben)

NOTICES (§ [12])
MITTEILUNGEN (§ [12])

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

☐ London (Financial Times)
London (Financial Times)

☒ Luxembourg (d'Wort)
Luxemburg (d' Wort)

☐ Germany (Börsen-Zeitung)
Deutschland (Börsen-Zeitung)

☐ Other (specify) [ ]
sonstige (angeben)

Publication on the website of the stock exchange — Yes
Bekanntmachung auf der Website der Börse

Stock Exchange
Luxembourg
Börse

Internet Address — www.bourse.lu
Internetadresse

Governing Law — **German Law**
Anwendbares Recht — ***Deutsches Recht***

PART I.B. PARTICIPATION CERTIFICATES
TEIL I.B. GENUßSCHEINE — Not
Applicable

Language of Conditions [10]
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☐ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Issue, Principal Amount (§ 1)
Begebung, Nennbetrag (§ 1)

---

[10] To be determined in consultation with the Issuer. It is anticipated that, subject to any stock exchange or legal requirements applicable from time to time, and unless otherwise agreed, in the case of Participation Certificates sold and distributed on a syndicated basis, German will be the controlling language. In the case of Participation Certificates publicly offered, in whole or in part, in the Federal Republic of Germany, or distributed, in whole or in part, to non-professional investors in the Federal Republic of Germany, German will be the controlling language. If, in the event of such public offer or distribution to non-professional investors, however, English is chosen as the controlling language, a German language translation of the Conditions will be available from the principal office of Hypothekenbank in Essen Aktiengesellschaft.
In Abstimmung mit der Emittentin festzulegen. Es wird erwartet, daß vorbehaltlich geltender Börsen- oder anderer Bestimmungen und soweit nicht anders vereinbart, die deutsche Sprache für Genußschein maßgeblich sein wird, die auf syndizierter Basis verkauft und vertrieben werden. FallsGenußschein insgesamt oder teilweise öffentlich zum Verkauf in der Bundesrepublik Deutschland angeboten oder insgesamt oder teilweise an nicht berufsmäßige oder gewerbliche Investoren in der Bundesrepublik Deutschland verkauft werden, wird die deutsche Sprache maßgeblich sein. Falls bei einem solchen öffentlichen Verkaufsangebot oder Verkauf an nicht berufsmäßige oder gewerbliche Investoren die englische Sprache als maßgeblich bestimmt wird, wird eine deutschsprachige Übersetzung der Bedingungen bei der Hauptniederlassung der Hypothekenbank in Essen Aktiengesellschaft erhältlich sein.

Aggregate Principal Amount *Gesammtnennbetrag*	[ ]
Date of general meeting *Datum der Hauptversammlung*	[ ]
Number of Participation Certificates *Anzahl der Stücke*	[ ]
Principal amount *Nennbetrag*	[ ]

Distributions (§ 2)
Ausschüttung (§ 2)

❑ Fixed Rate Participation Certificates
festverzinsliche Genußscheine

Rate of interest *Zinssatz*	[ ]
Interest Commencement Date *Verzinsungsbeginn*	[ ]

❑ Floating Rate Participation Certificates
variabel verzinsliche Genußscheine

Interest Commencement Date *Verzinsungsbeginn*	[ ]
Reference Dates *Referenztermine*	[ ]
Margin *Marge*	
Euribor Rate [three/six/nine/twelve month] *Euribor-Satz [drei/sechs/neun/zwölf Monate]*	
Screen Page *Bildschirmseite*	

Distribution Date(s) *Ausschüttungstag(e)*	[ ]
First Distribution Date *Erster Ausschüttungstag*	[ ]

Term, Termination by the Issuer (§ 6)
Laufzeit, Kündigung (§ 6)

End of term *Laufzeitende*	end of fiscal year [ ] *Ende Geschäftsjahr [ ]*
Repayment Date *Rückzahlungstag*	[ ]

Interest Rate applicable to the Final Interest Period
Zinssatz für die abschließende Zinsperiode

☐ Distribution rate
Ausschüttungszinssatz

☐ Other (specify) [ ]
Sonstige (angeben)

Termination
Kündigung

Call Date [ ]
Ankündigungstermin

Date of Termination [ ]
Kündigungstermin

PART I. C.: GLOBAL PFANDBRIEFE Not Applicable
TEIL I. C.: GLOBALPFANDBRIEFE

General Provisions (§ 1)
Allgemeine Bestimmungen (§ 1)

☐ [Global] Mortgage Pfandbriefe
[Global] Hypothekenpfandbriefe

☐ [Global] Public-Sector Pfandbriefe
[Global] Öffentliche Pfandbriefe

Aggregate Principal Amount [ ]
Gesammtnennbetrag

Number of Notes [ ]
Anzahl der Stücke

Currency
Währung

☐ EUR

☐ USD

Interest (§ 2)
Zinsen (§ 2)

Rate of interest [ ]
Zinssatz

Interest Commencement Date [ ]
Verzinsungsbeginn

First Interest Payment Date [ ]
Erster Festzinstermin

Fixed Interest Payment Date(s) [ ]
Festzinstermin(e)

Repayment (§ 3)

Rückzahlung (§ 3)

Specified Maturity Date *Festgelegter Endfälligkeitstag*	[ ]

Payments (§ 4)
Zahlungen (§ 4)

Relevant Financial Center(s) (specify all) *Relevante(s) Finanzzentren(um) (alle angeben)*	[ ] *[ ]*

Paying Agent
Zahlstelle

- ❑ BNP Paribas Securities Services Luxembourg Branch
- ❑ Hypothekenbank in Essen AG

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Specific Risk Factors[11]
***Spezielle Risikofaktoren*]**

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind

none

Reasons for the offer[12]
Gründe für das Angebot
The Issuer expects to use the proceeds for refinancing of public-sector loans and assets constituting substitute cover for public-sector Pfandbriefe currently financed by other means. Proceeds will in any event be used in accordance with all applicable laws and regulations, notably the Pfandbrief Act (Pfandbriefgesetz).

Estimated net proceeds[13] *Geschätzter Nettobetrag der Erträge*	**EUR35,000,000**
Estimated total expenses of the issue[14] *Geschätzte Gesamtkosten der Emission]*	**[EUR2,000**

Securities Identification Numbers
Wertpapier-Kenn-Nummern

☒ Common Code *Common Code*	023526590
☒ ISIN Code *ISIN Code*	XS0235265906
☒ German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	**HBE0E7**
☐ Any other securities number *Sonstige Wertpapier-Kenn-Nummer*	[ ]

---

11 Include only product specific risk factors which are not covered under „Risk Factors" in the Prospectus.
Nur produktbezogene Risikofaktoren aufnehmen, die nicht bereits im Abschnitt "Risk Factors" des Prospekts enthalten sind.

12 Not required for Notes with a Specified Denomination of at least € 50,000 which are not derivative securities to which Annex XII of the Commission Regulation (EC) 809/2004 of 29 April 2004 (the "Commision Regulation") applies. See „Use of Proceeds" wording in the Prospectus. If reasons for the offer is different from making profit and/or hedging certain risks include those reasons here.
Nicht erforderlich für Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000, bei denen es sich nicht um derivative Wertpapiere handelt, auf die Anhang XII der EG-Verordnung 809/2004 vom 29. April 2004 (die „EG-Verordnung") Anwendung findet. Siehe "Use of Proceeds" im Prospekt. Sofern die Gründe für das Angebot nicht in der Gewinnerzielung und/oder der Absicherung bestimmter Risiken bestehen, sind die Gründe hier anzugeben

13 If the Notes are derivative securities (i.e. if the final redemption amount may be less than 100 per cent. of the principal amount of a Note) to which Annex XII of the Commission Regulation applies it is only necessary to include disclosure of estimated net proceeds where disclosure regarding reasons for the offer is included. If proceeds are intended for more than one use will need to split out and present in order of priority.
Sofern es sich um derivative Wertpapiere (d.h. Wertpapiere, bei denen der Rückzahlungsbetrag geringer als 100% des Nennbetrags sein kann) handelt, auf die Anhang XII der EG-Verordnung Anwendung findet, sind Angaben zu dem geschätzten Nettoerlös nur dann zu veröffentlichen, wenn Angaben in diesen Endgültigen Bedingungen zu den Gründen für das Angebot gemacht worden sind. Sofern die Erträge für verschiedene Verwendungszwecke bestimmt sind, sind diese aufzuschlüsseln und nach der Priorität der Verwendungszwecke darzustellen.

14 If the Notes are derivative securities to which Annex XII of the Commission Regulation applies, it is only necessary to include disclosure of total expenses where disclosure regarding reasons for the offer is included.
Sofern es sich um derivative Wertpapiere handelt, auf die Anhang XII der EG-Verordnung Anwendung findet, sind Angaben zu den geschätzten Gesamtkosten nur dann zu veröffentlichen, wenn Angaben zu den Gründen für das Angebot gemacht worden sind.

Yield[15]
Rendite

Yield | [ ]
Rendite

Method of calculating the yield[16]
Berechnungsmethode der Rendite

❑ ICMA method: The ICMA methold determines the effective interest rate of notes taking into account accrued interest on a daily basis
ICMA Methode: Die ICMA Metode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

❑ Other methods (specify)
Andere Methoden (angeben)

❑ **Historic Interest Rates**[17]
Zinssätze der Vergangenheit

Details of historic **[EURIBOR][LIBOR][OTHER]** rates can be obtained from **[**insert relevant Screen Page**]**
*Einzelheiten der Entwicklung der **[EURIBOR][LIBOR][ANDERE]** Sätze in der Vergangenheit können abgerufen werden unter **[**relevante Bildschirmseite einfügen**]***

❑ Details relating to the Performance of the **[**Index**][**Formula**][**other variable**]**.[18]
*Einzelheiten hinsichtlich der Entwicklung des **[**Index**][**der Formel**][**einer anderen Variablen**]***

[specify details here (including where information relating to past and future performance and volatility of the index/formula/other variable can be obatined**]**
[**Einzelheiten hier angeben (einschließlich, wo Informationen über die verangene und künftige Weiterentwicklung sowie die Volatilität des Index/der Formel/einer anderen Variablen eingeholt werden können**]

Name of index[19] | [ ]
Bezeichnung des Index

Description of index[20] / Details of where information about index can be obtained[21] | [ ]
Indexbeschreibung / Angaben, wo Informationen zum Index zu finden sind

Description of interest rate[22] | [ ]
Beschreibung des Zinssatzes

---

15 Only applicable for Fixed Rate Notes
Nur für festverzinsliche Schuldverschreibungen anwendbar

16 Not required for Notes with a Specified Denomination of at least € 50,000.
Nicht erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000

17 Only applicable for Floating Rate Notes. Not required for Notes with a Specified Denomination of at least € 50,000.
Nur bei variabel verzinslichen Schuldverschreibungen anwendbar. Nicht anwendbar auf Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000.

18 Only applicable for Index-linked or other variable-linked Notes.
Nur bei Index Linked und Variable gebundenen Schuldverschreibungen anwendbar.

19 Only applicable for Notes where the underlying is an index.
Nur bei Schuldverschreibungen anwendbar, bei denen es sich beim Basiswert um einen Index handelt.

20 Only applicable for Notes where the underlying is an index, and which is composed by the Issuer.
Nur bei Schuldverschreibungen anwendbar, bei denen es sich beim Basiswert um einen Index handelt und sofern der Index von der Emittentin zusammengestellt wird.

21 Only applicable for Notes where the underlying is an index, in case the index is not composed by the Issuer.
Nur bei Schuldverschreibungen anwendbar, bei denen es sich beim Basiswert um einen Index handelt, sofern der Index nicht von der Emittentin zusammengestellt wird.

22 Only applicable for Notes where the underlying is an interest rate.
Nur bei Schuldverschreibungen anwendbar, bei denen es sich beim Basiswert um einen Zinssatz handelt.

Other equivalent information regarding the underlying (including, in the case of a basket of underlyings, a disclosure of the relevant weightings of each underlying in the basket)[23] []
Sonstige gleichwertigen Informationen bezüglich des Basiswertes (einschließlich, im Falle eines Korbs von Basiswerten, die Angabe der entsprechenden Gewichtungen jedes einzelnen Basiswertes im Korb)

Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident[24]
Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflußt wird, insb. in den Fällen, in denen die Risiken offensichtlich sind

[insert details here]
[Einzelheiten hier einfügen]

Market disruption or settlement disruption events that may affect the underlying[25]
Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen

[insert details here]
[Einzelheiten hier einfügen]

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen

[insert details here]
[Einzelheiten hier einfügen]

☐ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment[26]**
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

[specify details here]
[Einzelheiten hier angeben]

Selling Restrictions
Verkaufsbeschränkungen

☒ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☒ TEFRA C
TEFRA C

☐ TEFRA D

---

23 Only applicable for Notes where the underlying is not an index.
Nur bei Schuldverschreibungen anwendbar, bei denen es sich beim Basiswert nicht um einen Index handelt.

24 Not required for Notes with a Specified Denomination of at least € 50,000 or a minimum transfer amount of at least € 50,000.
Nicht erforderlich bei Schuldverschreibungen anwendbar mit einer festgelegten Stückelung von mindestens € 50.000 oder Schuldverschreibungen, die lediglich für mindestens € 50.000 pro Wertpapier erworben werden können.

25 To be completed only if applicable.
Nur falls anwendbar einzufügen.

26 Only applicable for Dual Currency Notes. Need to include details of where past and future performance and volatility of the relevant rate(s) can be obtained. In case of Notes with a Specified Denomination of less than € 50,000 need to include a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.
Nur bei Doppelwährungs-Schuldverschreibungen anwendbar. Es sind Angaben darüber erforderlich, wo Informationen über die vergangene und künftige Wertentwicklung und Volatilität der maßgeblichen Wechselkurse eingeholt werden können. Bei Schuldverschreibungen mit einer festgelegten Stückelung von weniger € 50.000 ist eine umfassende Erläuterung vorzunehmen, wie der Wert der Anlage durch den Wert des Basiswerts beeinflusst wird, insbesondere in Fällen, in denen die Risiken offensichtlich sind.

TEFRA D

❑ Neither TEFRA C nor TEFRA D[27]
Weder TEFRA C noch TEFRA D

❑ Additional Selling Restrictions (specify) [ ]
Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.[28]
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

none

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

[none] [specify details]
[keine] [Einzelheiten einfügen]

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing [29]
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung

[Conditions to which the offer is subject[30]
Bedingungen, denen das Angebot unterliegt

Time period, including any possible amendments, during which the offer will be open
Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt

Description of the application process
Beschreibung des Prozesses für die Umsetzung des Angebots

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)

Method and time limits for paying up the notes and for delivery of the notes

---

27 Applicable only if Notes have a maturity of one year including any unilateral rollovers or extensions or less.
Nur für Schuldverschreibungen mit einer Laufzeit von einem Jahr oder weniger inklusive einseitiger Verlängerungen oder Erweiterungen.

28 Unless specified in the Prospectus. Only applicable for Notes with a Specified Denomination of less than € 50,000 per Notes.
Soweit nicht bereits im Prospekt beschrieben. Nur bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000 anwendbar.

29 Only applicable for Notes with a Specified Denomination of less than € 50,000 per Note.
Nur für Schuldverschreibungen mit Stückelung von weniger als € 50.000 pro Stück anwendbar.

30 The following items only to be specified if applicable (in each case).
Einzelheiten zu nachstehenden Unterpunkten nur einfügen, falls jeweils anwendbar.

Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung

Manner and date in which results of the offer are to be made public
Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte

Various categories of potential investors to which the notes are offered
Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and mount of any expenses and taxes specifically charged to the subscriber or purchaser.
Kurs, zu dem die Schuldverschreibungen angeboten weden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.

Placing and Underwriting[31]
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.[32]
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.]

Method of distribution
Vertriebsmethode

☒ Non-syndicated
Nicht syndiziert

☐ Syndicated
Syndiziert

---

[31] Complete for all Notes.
Für alle Schuldverschreibungen ausfüllen.

[32] Only applicable for Notes with a Specified Denomination of less than € 50,000 per Note.
Nur bei Schuldverschreibungen mit einer festgelegten Stückelung von weniger als € 50.000 anwendbar

Date of Subscription Agreement[33]
Datum des Subscription Agreements

Management Details including form of commitment[34]
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address)
Plazeur / Bankenkonsortiumr (Name und Adresse angeben)

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

☒ firm commitment
feste Zusage

☐ no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions[35]
Provisionen

Management/Underwriting Commission (specify) [ ]
Management- und Übernahmeprovision (angeben)

Selling Concession (specify) [ ]
Verkaufsprovision (angeben)

Other (specify) [ ]
Andere (angeben)

Stabilising Dealer/Manager **[insert details/None]**
Kursstabilisierender Dealer/Manager ***[Einzelheiten einfügen/keiner]***

Subscription Agreement[36] **[ ]**
Übernahmevertrag

- Date of subscription agreement [ ]
  Datum des Übernahmevertrags

- General features of the subscription agreement (including the quotas)
  Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)

Listing(s) Yes
Börsenzulassung(en)

☒ Luxembourg
Luxemburg

☒ Regulated Market "*Bourse de Luxembourg*"

---

33 Required only if issued on a syndicated basis in the case of Notes with a Specified Denomination of less than € 50,000 or derivative securities.
Nur erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von weniger als € 50.000 sowie derivaten Wertpapieren, wenn es sich jeweils um syndizierte Ziehungen handelt.

34 Not required for Notes with a Specified Denomination of at least € 50,000.
Nicht erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000.

35 To be completed in consultation with the Issuer.
In Abstimmung mit der Emittentin auszufüllen.

36 Only applicable for Notes with a Specified Denomination of less than € 50,000 per Note.
Nur bei Schuldverschreibungen mit einer festgelegten Stückelung von weniger als € 50.000 pro Stück anwendbar

❑ Euro MTF

❑ Düsseldorf

❑ Other (insert details) [ ]
sonstige (Einzelheiten einfügen)

Date of admission[37] [ ]
Termin der Zulassung

Estimate of the total expenses related to admission to trading[38]
Geschätzte Gesamtkosten für die Zulassung zum Handel

Regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading[39]
Angabe geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

❑ Luxembourg (Bourse de Luxembourg)
Luxemburg (Bourse de Luxembourg)

❑ Düsseldorf

❑ Other (insert details) [ ]
Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment[40]
Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

❑ Not applicable [specify details]
Nicht anwendbar [Einzelheiten einfügen]

Rating[41] Requested
Rating

Other relevant terms and conditions (specify) [ ]
Andere relevante Bestimmungen (einfügen)

---

37 To be completed only if known.
Nur auszufüllen, soweit bekannt.

38 Not required for Notes with a Specified Denomination of at least € 50,000.
Nicht erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000.

39 In case of a fungible issue, need to indicate that the original notes are already admitted to trading. Not required for Notes with a Specified Denomination of at least € 50,000.
Im Falle einer Aufstockung, die mit einer vorangegangenen Emission fungibel ist, ist die Angabe erforderlich, daß die ursprünglichen Schuldverschreibungen bereits zum Handel zugelassen sind. Nicht erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000.

40 Not required for Notes with a Specified Denomination of at least € 50,000.
Nicht erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000.

41 Do not complete, if the Notes are not rated on an individual basis. In case of Notes with a Specified Denomination of less than € 50,000, need to include a brief explanation of the meaning of the ratings if this has been previously published by the rating provider.
Nicht auszufüllen, wenn kein Einzelrating für die Schuldverschreibungen vorliegt. Bei Schuldverschreibungen mit einer festgelegten Stückelung von weniger als € 50.000, kurze Erläuterung der Bedeutung des Ratings wenn dieses vorher von der Ratingagentur erstellt wurde.

Listing:

The above Final Terms comprise the details required to list this issue of Pfandbriefe pursuant to the € 20,000,000,000 Essenhyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from **22 November, 2005)**

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt „Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, daß diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten ausgelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____
[Name & title of signatory]
[Name und Titel des Unterzeichnenden]

The Final Terms will be displayed on the website of Essenhyp (www.essenhyp.com) and in case of Notes listed on the Luxembourg Stock Exchange on the website of the Luxembourg Stock Exchange (www.bourse.lu).

28 November, 2005

Final Terms
Endgültige Bedingungen

Euro 20,000,000 Fixed Rate Public Sector Pfandbriefe due December 20, 2010
issued pursuant to the

Euro 20,000,000,000
Essenhyp Debt Issuance Programme

dated 31 October 2005

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100.00 per cent.

Issue Date 30 November, 2005

Series No: **HBE0E8**

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the euro 20,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 31 October 2005 (the "**Prospectus**") and these Final Terms. The Prospectus is available for viewing in electronic form at the website of the Luxembourg Stock Exchange (www.bourse.lu) and at the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.

Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 20.000.000.000 *Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das „Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverscheibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 31. Oktober 2005 über das Programm (der „**Prospekt**") zusammengenommen werden. Der Prospekt kann auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.*

I. TERMS AND CONDITIONS
I. EMISSIONSBEDINGUNGEN

This part of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised Terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

Dieser Teil der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die „Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die „Bedingungen") gestrichen.

The Conditions applicable to the Notes (the "Conditions") and the German or English language translation thereof, if any, are attached to these Final Terms. They replace in full the Terms and Conditions of the Notes as set out in the Prospectus dated 31 October, 2005 and take precedence over any conflicting provisions in these Final Terms.

Die für die Schuldverschreibungen geltenden Bedingungen (die „Bedingungen") sowie eine etwaige deutsch- oder englischsprachige Übersetzung sind Endgültigen Bedingungen beigefügt. Die Bedingungen ersetzen in Gänze die im Prospekt vom 31. Oktober 2005 abgedruckten Emissionsbedingungen der Schuldverschreibungen und gehen etwaigen abweichenden Bestimmungen dieser Endgültigen Bedingungen vor.

PART I.A. Notes other than Participation Certificates
TEIL I.A. Schuldverschreibungen, die keine Genußscheine sind

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**

Form of Conditions[1]
Form der Bedingungen

☒ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

1 To be determined in consultation with the Issuer. It is anticipated that Long-Form Conditions will generally be used for Notes sold on a non-syndicated basis and which are not publicly offered. Integrated Conditions will generally be used for Notes sold and distributed on a syndicated basis. Integrated Conditions will be required where the Notes are to be publicly offered, in whole or in part, or to be distributed, in whole or in part, to non-professional investors or when subordinated.
Die Form der Bedingungen ist in Abstimmung mit der Emittentin festzulegen. Es ist vorgesehen, daß nicht-konsolidierte Bedingungen für Schuldverschreibungen verwendet werden, die auf nicht syndizierter Basis verkauft und die nicht öffentlich zum Verkauf angeboten werden. Konsolidierte Bedingungen werden in der Regel für Schuldverschreibungen verwendet, die auf syndizierter Basis verkauft und vertrieben werden. Konsolidierte Bedingungen sind erforderlich, wenn die Schuldverschreibungen insgesamt oder teilweise an nicht berufsmäßige oder gewerbliche Investoren verkauft oder öffentlich angeboten werden oder diese Schuldverschreibungen subordiniert sind.

Language of Conditions[2]
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☒ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☐ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination[3]
Währung und Stückelung

Specified Currency *Festgelegte Währung*	Euro ("EUR")
Aggregate Principal Amount *Gesamtnennbetrag*	EUR20,000,000
Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	EUR 10,000
Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	2,000

Form
Form

☐ **Notes**
Schuldverschreibungen

☒ **Pfandbriefe**

☐ Mortgage Pfandbriefe
Hypothekenpfandbriefe

---

2 To be determined in consultation with the Issuer. It is anticipated that, subject to any stock exchange or legal requirements applicable from time to time, and unless otherwise agreed, in the case of Notes sold and distributed on a syndicated basis, German will be the controlling language. In the case of Notes publicly offered, in whole or in part, in the Federal Republic of Germany, or distributed, in whole or in part, to non-professional investors in the Federal Republic of Germany, German will be the controlling language. If, in the event of such public offer or distribution to non-professional investors, however, English is chosen as the controlling language, a German language translation of the Conditions will be available from the principal office of Hypothekenbank in Essen Aktiengesellschaft. The Conditions of Notes (including Pfandbriefe) in registered form will be either in the German or in the English language, as may be agreed with the Issuer.
In Abstimmung mit der Emittentin festzulegen. Es wird erwartet, daß vorbehaltlich geltender Börsen oder anderer Bestimmungen und soweit nicht anders vereinbart, die deutsche Sprache für Schuldverschreibungen maßgeblich sein wird, die auf syndizierter Basis verkauft und vertrieben werden. Falls Schuldverschreibungen insgesamt oder teilweise öffentlich zum Verkauf in der Bundesrepublik Deutschland angeboten oder an nicht berufsmäßige oder gewerbliche Investoren in der Bundesrepublik Deutschland verkauft werden, wird die deutsche Sprache maßgeblich sein. Falls bei einem solchen öffentlichen Verkaufsangebot oder Verkauf an nicht berufsmäßige oder gewerbliche Investoren die englische Sprache als maßgeblich bestimmt wird, wird eine deutschsprachige Übersetzung der Bedingungen bei der Hauptgeschäftsstelle der Hypothekenbank in Essen Aktiengesellschaft erhältlich sein.

3 The minimum will be, if in euro, €1,000, if in any currency other than euro, in an amount in such other currency equivalent to or exceeding the equivalent of €1,000 at the time of the issue.
Die Mindeststückelung beträgt €1.000, bzw. falls die Emission in einer anderen Währung als Euro erfolgt, einem Betrag in dieser anderen Währung, der zur Zeit der Emission dem Gegenwert von €1.000 entspricht oder diesen übersteigt.

☒ Public-Sector Pfandbriefe
Öffentliche Pfandbriefe

☒ **TEFRA C**
TEFRA C

☒ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

☐ **TEFRA D**
TEFRA D

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Permanent Global Note
Dauerglobalurkunde

☐ Definitive Notes
Einzelurkunden

☐ **Neither TEFRA D nor TEFRA C**[4]
Weder TEFRA D noch TEFRA C

☐ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

Definitive Notes **No**
Einzelurkunden

☐ Coupons
Zinsscheine

☐ Talons
Talons

☐ Receipts
Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System

---

[4] Applicable only if Notes have a maturity of one year or less including any unilateral rollovers or extensions.
Nur anwendbar bei Schuldverschreibungen mit einer ursprünglichen Laufzeit von einem Jahr oder weniger einschließlich etwaiger einseitigen Verlängerungen.

☒ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

☒ Euroclear Bank S.A./N.V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

☒ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ Other – (specify) *sonstige (angeben)* — [ ]

STATUS (§ 2)[5]
STATUS (§ 2)

☐ Unsubordinated
Nicht-nachrangig

☐ Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

☒ **Fixed Rate Notes**
Festverzinsliche Schuldverschreibungen
Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	30 November, 2005
Rate of Interest *Zinssatz*	3.19 per cent. per annum
fixed Interest Payment Date(s) *feste(r) Zinszahlungstag(e)*	20 December in each year from and including 20 December, 2006 to and including the Maturity Date
First Interest Payment Date *Erster Zinszahlungstag*	20 December, 2006
Initial Broken Amount(s) (per specified denomination) *Anfängliche(r) Bruchteilzinsbetrag(-beträge)(für jede festgelegte Stückelung)*	Eur • per Eur 10,000 specified denomination
Fixed Interest Date preceding the Maturity Date *Festzinstermin, der dem Fälligkeitstag vorangeht*	20 December, 2009
Final Broken Amount(s) (per specified denomination) *Abschließende(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)*	

5 Not to be completed for Pfandbriefe.
Nicht auszufüllen für Pfandbriefe.

☐ **Floating Rate Notes**
Variabel verzinsliche Schuldverschreibungen
Interest Payment Dates
Zinszahlungstage

Interest Commencement Date
Verzinsungsbeginn

Specified Interest Payment Dates
Festgelegte Zinszahlungstage

Specified Interest Period(s)
Festgelegte Zinsperiode(n)

Business Day Convention
Geschäftstagskonvention

☒ Modified Following Business Day Convention
Modifizierte folgender Geschäftstag-Konvention

☐ FRN Convention (specify period(s) — **[ ]** [months/other specify]
FRN Konvention (Zeitraum angeben) — ***[ ]*** *[Monate/andere angeben]*

☐ Following Business Day Convention
Folgender Geschäftstag-Konvention

☐ Preceding Business Day Convention
Vorangegangener Geschäftstag-Konvention

Relevant Financial Centres — London and TARGET
Relevante Finanzzentren

Rate of Interest
Zinssatz

☐ Screen Rate Determination
Bildschirmfeststellung

☐ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)
EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/Interbanken-Markt in der Euro-Zone)

Screen page
Bildschirmseite

☐ LIBOR (London time/London Business Day London Interbank Market)
LIBOR (Londoner Ortszeit/Londoner Geschäftstag/Londoner Interbanken-Markt)

Screen page — **[ ]**
Bildschirmseite

☐ Other (specify) — **[ ]**
Sonstige (angeben)

Screen page [ ]
Bildschirmseite

❑ Formula
Formel
(set forth details in full here or in an attachment)
(*Einzelheiten hier oder in einer Anlage einfügen*)

Reference Banks (if other than as specified in § 3(2)) (specify)
Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

❑ ISDA Determination[6] **[specify details]**
ISDA-Feststellung ***[Details einfügen]***

❑ Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions)) **[ ]**
Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))

Margin
Marge

❑ plus
plus

❑ minus
minus

Interest Determination Date
Zinsfestlegungstag

❑ second Business Day prior to commencement of Interest Period
zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode

❑ first day of each Interest Period
erster Tag der jeweiligen Zinsperiode

❑ other (specify)
sonstige (angeben)

Minimum and Maximum Rate of Interest
Mindest- und Höchstzinssatz

❑ Minimum Rate of Interest per cent. per annum
Mindestzinssatz ***[ ]*** *% per annum*

❑ Maximum Rate of Interest **[ ]** per cent. per annum
Höchstzinssatz ***[ ]*** *% per annum*

6 ISDA Determination should only be applied in the case of Notes permanently represented by a Global Note because the ISDA Agreement and the ISDA Definitions have to be attached to the relevant Notes.
ISDA-Feststellung sollte nur dann gewählt werden, wenn die betreffenden Schuldverschreibungen durch eine Dauerglobalurkunde verbrieft werden, weil das ISDA-Agreement und die ISDA Definitions den Schuldverschreibungen beizufügen sind.

☐ **Zero Coupon Notes**
Nullkupon-Schuldverschreibungen

Accrual of Interest
Auflaufende Zinsen

Amortisation Yield [ ]
Emissionsrendite

☐ **Dual Currency Notes** [ ]
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest/fall-back provisions))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Zinsbeträgen/Ausweichbestimmungen))

☐ **Instalment Notes** [ ]
Raten-Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Index-linked Notes** [ ]
Indexierte Schuldverschreibungen
(set forth details in full here (including index/formula, basis for calculating interest, a description of any market disruption or settlement disruption events and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich des Index/der Formel, der Grundlagen für die Berechnung der Zinsbeträge sowie Beschreibung etwaiger Störungen des Markets oder bei der Abrechnung, die den Basiswert beeinflussen und Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

☐ **Credit-linked Notes** [ ]
Credit-linked Notes
(set forth details in full here (including basis for calculating interest and fall back provisions))
(Einzelheiten einfügen (einschließlich der Grundlagen für die Berechnung der Zinsbeträge sowie Ausweichbestimmungen))

☐ **other structured Notes** [ ]
andere strukturierte Schuldverschreibungen
(set forth details in full here (including fall back provisions, if applicable and the relevant reference date is not available))
(Einzelheiten einfügen (einschließlich Ausweichbestimmungen, wenn anwendbar und der maßgebliche Referenzsatz nicht verfügbar ist))

Day Count Fraction[7]
Zinstagequotient

---

7 Complete for all Notes.
Für alle Schuldverschreibungen auszufüllen.

☒ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☐ Actual/360

☐ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) *Relevante(s) Finanzzentren(um) (alle angeben)*	London and TARGET

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

☒ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

☒	Maturity Date *Fälligkeitstag*	20 December, 2010
☒	Redemption Month *Rückzahlungsmonat*	December
☐	Final Redemption Amount *Rückzahlungsbetrag*	
☒	Principal amount *Nennbetrag*	
☒	Final Redemption Amount (per specified denomination) *Rückzahlungsbetrag (für jede festgelegte Stückelung)*	EUR10,000

☐ **Instalment Notes**
Raten-Schuldverschreibungen

Instalment Date(s) *Ratenzahlungstermin (e)*	[ ]
Instalment Amount(s) *Rate(n)*	[ ]

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuelichen Gründen***	**No**
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	**No**
Minimum Redemption Amount *Mindestrückzahlungsbetrag*	**[ ]**
Higher Redemption Amount *Höherer Rückzahlungsbetrag*	**[ ]**
Call Redemption Date(s) *Wahlrückzahlungstag(e) (Call)*	**[ ]**
Call Redemption Amount(s) *Wahlrückzahlungsbetrag/-beträge (Call)*	**[ ]**
Minimum Notice to Holders *Mindestkündigungsfrist*	**[ ]**
Maximum Notice to Holders *Höchstkündigungsfrist*	**[ ]**
Early Redemption at the Option of a Holder[8] ***Vorzeitige Rückzahlung nach Wahl des Gläubigers***	**No**
Put Redemption Date(s) *Wahlrückzahlungstag(e) (Put)*	**[ ]**
Put Redemption Amount(s) *Wahlrückzahlungsbetrag/-beträge (Put)*	**[ ]**
Minimum Notice to Issuer *Mindestkündigungsfrist*	**[ ]** days ***[ ]****Tage*
Maximum Notice to Issuer (never more than 60 days) *Höchstkündigungsfrist (nie mehr als 60 Tage)*	**[ ]** days ***[ ]****Tage*
Early Redemption Amount[9] ***Vorzeitiger Rückzahlungsbetrag***	
Zero Coupon Notes: *Nullkupon-Schuldverschreibungen:*	
Reference Price *Referenzpreis*	**[ ]**

8 Not to be completed for Pfandbriefe.
Nicht auszufüllen für Pfandbriefe.

9 Not to be completed for Pfandbriefe.
Nicht auszufüllen für Pfandbriefe.

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes
Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind

❑ **Dual Currency Notes** [ ]
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))

❑ **Index-linked Notes** [ ]
Indexierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

❑ **Credit-linked Notes** [ ]
Credit-linked Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

❑ **other structured Notes** [ ]
andere strukturierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

FISCAL AGENT[[,] [AND] PAYING AGENT[S]] [AND CALCULATION AGENT] (§ 6)
EMISSIONSSTELLE[[,] [UND] ZAHLSTELLE[N]] [UND BERECHNUNGSSTELLE] (§ 6)

Paying Agents
Zahlstellen

☒ Fiscal Agent — BNP Paribas Securities Services, Luxembourg Branch
Emissionsstelle

☒ Additional Paying Agent(s)/specified office(s) — BNP Paribas Securities Services, Luxembourg Branch
Zahlstelle(n)/bezeichnete Geschäftsstelle(n)

❑ Calculation Agent ,
Berechnungsstelle

- ❑ Yes
  Ja
- ❑ No
  Nein
- ❑ Required location (specify)
  Vorgeschriebenen Ort (angeben)

NOTICES (§ [12])
MITTEILUNGEN (§ [12])

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

- [ ] London (Financial Times)
  London (Financial Times)

- [x] Luxembourg (d'Wort)
  Luxemburg (d' Wort)

- [ ] Germany (Börsen-Zeitung)
  Deutschland (Börsen-Zeitung)

- [ ] Other (specify) [ ]
  sonstige (angeben)

Publication on the website of the stock exchange — Yes
Bekanntmachung auf der Website der Börse

Stock Exchange — Luxembourg
Börse

Internet Address — www.bourse.lu
Internetadresse

Governing Law — **German Law**
Anwendbares Recht — ***Deutsches Recht***

PART I.B. PARTICIPATION CERTIFICATES — Not Applicable
TEIL I.B. GENUßSCHEINE

Language of Conditions [10]
Sprache der Bedingungen

- [ ] German only
  ausschließlich Deutsch

- [ ] English only
  ausschließlich Englisch

- [ ] English and German (English controlling)
  Englisch und Deutsch (englischer Text maßgeblich)

- [ ] German and English (German controlling)
  Deutsch und Englisch (deutscher Text maßgeblich)

Issue, Principal Amount (§ 1)
Begebung, Nennbetrag (§ 1)

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[10] To be determined in consultation with the Issuer. It is anticipated that, subject to any stock exchange or legal requirements applicable from time to time, and unless otherwise agreed, in the case of Participation Certificates sold and distributed on a syndicated basis, German will be the controlling language. In the case of Participation Certificates publicly offered, in whole or in part, in the Federal Republic of Germany, or distributed, in whole or in part, to non-professional investors in the Federal Republic of Germany, German will be the controlling language. If, in the event of such public offer or distribution to non-professional investors, however, English is chosen as the controlling language, a German language translation of the Conditions will be available from the principal office of Hypothekenbank in Essen Aktiengesellschaft.
In Abstimmung mit der Emittentin festzulegen. Es wird erwartet, daß vorbehaltlich geltender Börsen- oder anderer Bestimmungen und soweit nicht anders vereinbart, die deutsche Sprache für Genußschein maßgeblich sein wird, die auf syndizierter Basis verkauft und vertrieben werden. FallsGenußschein insgesamt oder teilweise öffentlich zum Verkauf in der Bundesrepublik Deutschland angeboten oder insgesamt oder teilweise an nicht berufsmäßige oder gewerbliche Investoren in der Bundesrepublik Deutschland verkauft werden, wird die deutsche Sprache maßgeblich sein. Falls bei einem solchen öffentlichen Verkaufsangebot oder Verkauf an nicht berufsmäßige oder gewerbliche Investoren die englische Sprache als maßgeblich bestimmt wird, wird eine deutschsprachige Übersetzung der Bedingungen bei der Hauptniederlassung der Hypothekenbank in Essen Aktiengesellschaft erhältlich sein.

Aggregate Principal Amount [ ]
Gesammtnennbetrag

Date of general meeting [ ]
Datum der Hauptversammlung

Number of Participation Certificates [ ]
Anzahl der Stücke

Principal amount [ ]
Nennbetrag

Distributions (§ 2)
Ausschüttung (§ 2)

❑ Fixed Rate Participation Certificates
festverzinsliche Genußscheine

Rate of interest [ ]
Zinssatz

Interest Commencement Date [ ]
Verzinsungsbeginn

❑ Floating Rate Participation Certificates
variabel verzinsliche Genußscheine

Interest Commencement Date [ ]
Verzinsungsbeginn

Reference Dates [ ]
Referenztermine

Margin
Marge

Euribor Rate
[three/six/nine/twelve month]
Euribor-Satz
[drei/sechs/neun/zwölf Monate]

Screen Page
Bildschirmseite

Distribution Date(s) [ ]
Ausschüttungstag(e)

First Distribution Date [ ]
Erster Ausschüttungstag

Term, Termination by the Issuer (§ 6)
Laufzeit, Kündigung (§ 6)

End of term — end of fiscal year **[ ]**
Laufzeitende — *Ende Geschäftsjahr* ***[ ]***

Repayment Date [ ]
Rückzahlungstag

Interest Rate applicable to the Final Interest Period
Zinssatz für die abschließende Zinsperiode

- ☐ Distribution rate
  Ausschüttungszinssatz

- ☐ Other (specify) — [ ]
  Sonstige (angeben)

Termination
Kündigung

Call Date — [ ]
Ankündigungstermin

Date of Termination — [ ]
Kündigungstermin

PART I. C.: GLOBAL PFANDBRIEFE — Not Applicable
TEIL I. C.: GLOBALPFANDBRIEFE

General Provisions (§ 1)
Allgemeine Bestimmungen (§ 1)

- ☐ [Global] Mortgage Pfandbriefe
  [Global] Hypothekenpfandbriefe

- ☐ [Global] Public-Sector Pfandbriefe
  [Global] Öffentliche Pfandbriefe

Aggregate Principal Amount — [ ]
Gesammtnennbetrag

Number of Notes — [ ]
Anzahl der Stücke

Currency
Währung

- ☐ EUR

- ☐ USD

Interest (§ 2)
Zinsen (§ 2)

Rate of interest — [ ]
Zinssatz

Interest Commencement Date — [ ]
Verzinsungsbeginn

First Interest Payment Date — [ ]
Erster Festzinstermin

Fixed Interest Payment Date(s) — [ ]
Festzinstermin(e)

Repayment (§ 3)

Rückzahlung (§ 3)

Specified Maturity Date *Festgelegter Endfälligkeitstag*	[]

Payments (§ 4)
Zahlungen (§ 4)

Relevant Financial Center(s) (specify all) *Relevante(s) Finanzzentren(um) (alle angeben)*	[] *[]*

Paying Agent
Zahlstelle

- ☐ BNP Paribas Securities Services Luxembourg Branch
- ☐ Hypothekenbank in Essen AG

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Specific Risk Factors[11]
Spezielle Risikofaktoren]

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind

none

Reasons for the offer[12]
Gründe für das Angebot
The Issuer expects to use the proceeds for refinancing of public-sector loans and assets constituting substitute cover for public-sector Pfandbriefe currently financed by other means. Proceeds will in any event be used in accordance with all applicable laws and regulations, notably the Pfandbrief Act (Pfandbriefgesetz).

Estimated net proceeds[13] *Geschätzter Nettobetrag der Erträge*	**EUR20,000,000**
Estimated total expenses of the issue[14] *Geschätzte Gesamtkosten der Emission]*	**EUR2,000**

Securities Identification Numbers
Wertpapier-Kenn-Nummern

☒ Common Code *Common Code*	023561921
☒ ISIN Code *ISIN Code*	XS0235619219
☒ German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	**HBE0E8**
☐ Any other securities number *Sonstige Wertpapier-Kenn-Nummer*	**[ ]**

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11 Include only product specific risk factors which are not covered under „Risk Factors" in the Prospectus.
Nur produktbezogene Risikofaktoren aufnehmen, die nicht bereits im Abschnitt "Risk Factors" des Prospekts enthalten sind.

12 Not required for Notes with a Specified Denomination of at least € 50,000 which are not derivative securities to which Annex XII of the Commission Regulation (EC) 809/2004 of 29 April 2004 (the "Commision Regulation") applies. See „Use of Proceeds" wording in the Prospectus. If reasons for the offer is different from making profit and/or hedging certain risks include those reasons here.
Nicht erforderlich für Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000, bei denen es sich nicht um derivative Wertpapiere handelt, auf die Anhang XII der EG-Verordnung 809/2004 vom 29. April 2004 (die „EG-Verordnung") Anwendung findet. Siehe "Use of Proceeds" im Prospekt. Sofern die Gründe für das Angebot nicht in der Gewinnerzielung und/oder der Absicherung bestimmter Risiken bestehen, sind die Gründe hier anzugeben

13 If the Notes are derivative securities (i.e. if the final redemption amount may be less than 100 per cent. of the principal amount of a Note) to which Annex XII of the Commission Regulation applies it is only necessary to include disclosure of estimated net proceeds where disclosure regarding reasons for the offer is included. If proceeds are intended for more than one use will need to split out and present in order of priority.
Sofern es sich um derivative Wertpapiere (d.h. Wertpapiere, bei denen der Rückzahlungsbetrag geringer als 100% des Nennbetrags sein kann) handelt, auf die Anhang XII der EG-Verordnung Anwendung findet, sind Angaben zu dem geschätzten Nettoerlös nur dann zu veröffentlichen, wenn Angaben in diesen Endgültigen Bedingungen zu den Gründen für das Angebot gemacht worden sind. Sofern die Erträge für verschiedene Verwendungszwecke bestimmt sind, sind diese aufzuschlüsseln und nach der Priorität der Verwendungszwecke darzustellen.

14 If the Notes are derivative securities to which Annex XII of the Commission Regulation applies, it is only necessary to include disclosure of total expenses where disclosure regarding reasons for the offer is included.
Sofern es sich um derivative Wertpapiere handelt, auf die Anhang XII der EG-Verordnung Anwendung findet, sind Angaben zu den geschätzten Gesamtkosten nur dann zu veröffentlichen, wenn Angaben zu den Gründen für das Angebot gemacht worden sind.

Yield[15]
Rendite

Yield — **3.19 per cent.**
Rendite

Method of calculating the yield[16]
Berechnungsmethode der Rendite

☒ ICMA method: The ICMA methold determines the effective interest rate of notes taking into account accrued interest on a daily basis
ICMA Methode: Die ICMA Metode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

☐ Other methods (specify)
Andere Methoden (angeben)

☐ **Historic Interest Rates**[17]
Zinssätze der Vergangenheit

Details of historic **[**EURIBOR**][**LIBOR**][**OTHER**]** rates can be obtained from **[**insert relevant Screen Page**]**
*Einzelheiten der Entwicklung der **[**EURIBOR**][**LIBOR**][**ANDERE**]** Sätze in der Vergangenheit können abgerufen werden unter **[**relevante Bildschirmseite einfügen**]***

☐ Details relating to the Performance of the [Index][Formula][other variable].[18]
*Einzelheiten hinsichtlich der Entwicklung des **[**Index**][**der Formel**][**einer anderen Variablen**]***

[specify details here (including where information relating to past and future performance and volatility of the index/formula/other variable can be obatined]
[Einzelheiten hier angeben (einschließlich, wo Informationen über die verangene und künftige Weiterentwicklung sowie die Volatilität des Index/der Formel/einer anderen Variablen eingeholt werden können]

Name of index[19]
[ ]
Bezeichnung des Index

Description of index[20] / Details of where information about index can be obtained[21] — **[ ]**
Indexbeschreibung / Angaben, wo Informationen zum Index zu finden sind

Description of interest rate[22] — **[ ]**

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15 Only applicable for Fixed Rate Notes
Nur für festverzinsliche Schuldverschreibungen anwendbar

16 Not required for Notes with a Specified Denomination of at least € 50,000.
Nicht erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000

17 Only applicable for Floating Rate Notes. Not required for Notes with a Specified Denomination of at least € 50,000.
Nur bei variabel verzinslichen Schuldverschreibungen anwendbar. Nicht anwendbar auf Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000.

18 Only applicable for Index-linked or other variable-linked Notes.
Nur bei Index Linked und Variable gebundenen Schuldverschreibungen anwendbar.

19 Only applicable for Notes where the underlying is an index.
Nur bei Schuldverschreibungen anwendbar, bei denen es sich beim Basiswert um einen Index handelt.

20 Only applicable for Notes where the underlying is an index, and which is composed by the Issuer.
Nur bei Schuldverschreibungen anwendbar, bei denen es sich beim Basiswert um einen Index handelt und sofern der Index von der Emittentin zusammengestellt wird.

21 Only applicable for Notes where the underlying is an index, in case the index is not composed by the Issuer.
Nur bei Schuldverschreibungen anwendbar, bei denen es sich beim Basiswert um einen Index handelt, sofern der Index nicht von der Emittentin zusammengestellt wird.

22 Only applicable for Notes where the underlying is an interest rate.
Nur bei Schuldverschreibungen anwendbar, bei denen es sich beim Basiswert um einen Zinssatz handelt.

Beschreibung des Zinssatzes

Other equivalent information regarding the underlying (including, in the case of a basket of underlyings, a disclosure of the relevant weightings of each underlying in the basket)[23] [ ]
Sonstige gleichwertigen Informationen bezüglich des Basiswertes (einschließlich, im Falle eines Korbs von Basiswerten, die Angabe der entsprechenden Gewichtungen jedes einzelnen Basiswertes im Korb)

Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident[24]
Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflußt wird, insb. in den Fällen, in denen die Risiken offensichtlich sind

[insert details here]
[Einzelheiten hier einfügen]

Market disruption or settlement disruption events that may affect the underlying[25]
Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen

[insert details here]
[Einzelheiten hier einfügen]

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen

[insert details here]
[Einzelheiten hier einfügen]

☐ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**[26]
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

[specify details here]
[Einzelheiten hier angeben]

Selling Restrictions
Verkaufsbeschränkungen

☒ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☒ TEFRA C

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[23] Only applicable for Notes where the underlying is not an index.
Nur bei Schuldverschreibungen anwendbar, bei denen es sich beim Basiswert nicht um einen Index handelt.

[24] Not required for Notes with a Specified Denomination of at least € 50,000 or a minimum transfer amount of at least € 50,000.
Nicht erforderlich bei Schuldverschreibungen anwendbar mit einer festgelegten Stückelung von mindestens € 50.000 oder Schuldverschreibungen, die lediglich für mindestens € 50.000 pro Wertpapier erworben werden können.

[25] To be completed only if applicable.
Nur falls anwendbar einzufügen.

[26] Only applicable for Dual Currency Notes. Need to include details of where past and future performance and volatility of the relevant rate(s) can be obtained. In case of Notes with a Specified Denomination of less than € 50,000 need to include a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.
Nur bei Doppelwährungs-Schuldverschreibungen anwendbar. Es sind Angaben darüber erforderlich, wo Informationen über die vergangene und künftige Wertentwicklung und Volatilität der maßgeblichen Wechselkurse eingeholt werden können. Bei Schuldverschreibungen mit einer festgelegten Stückelung von weniger € 50.000 ist eine umfassende Erläuterung vorzunehmen, wie der Wert der Anlage durch den Wert des Basiswerts beeinflusst wird, insbesondere in Fällen, in denen die Risiken offensichtlich sind.

TEFRA C

❑ TEFRA D
TEFRA D

❑ Neither TEFRA C nor TEFRA D[27]
Weder TEFRA C noch TEFRA D

❑ Additional Selling Restrictions (specify) [ ]
Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.[28]
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

none

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

[none] [specify details]
[keine] [Einzelheiten einfügen]

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing [29]
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung

[Conditions to which the offer is subject[30]
Bedingungen, denen das Angebot unterliegt

Time period, including any possible amendments, during which the offer will be open
Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt

Description of the application process
Beschreibung des Prozesses für die Umsetzung des Angebots

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)

---

27 Applicable only if Notes have a maturity of one year including any unilateral rollovers or extensions or less.
Nur für Schuldverschreibungen mit einer Laufzeit von einem Jahr oder weniger inklusive einseitiger Verlängerungen oder Erweiterungen.

28 Unless specified in the Prospectus. Only applicable for Notes with a Specified Denomination of less than € 50,000 per Notes.
Soweit nicht bereits im Prospekt beschrieben. Nur bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000 anwendbar.

29 Only applicable for Notes with a Specified Denomination of less than € 50,000 per Note.
Nur für Schuldverschreibungen mit Stückelung von weniger als € 50.000 pro Stück anwendbar.

30 The following items only to be specified if applicable (in each case).
Einzelheiten zu nachstehenden Unterpunkten nur einfügen, falls jeweils anwendbar.

Method and time limits for paying up the notes and for delivery of the notes
Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung

Manner and date in which results of the offer are to be made public
Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte

Various categories of potential investors to which the notes are offered
Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and mount of any expenses and taxes specifically charged to the subscriber or purchaser.
Kurs, zu dem die Schuldverschreibungen angeboten weden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.

Placing and Underwriting[31]
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.[32]
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.]

Method of distribution
Vertriebsmethode

☒ Non-syndicated
Nicht syndiziert

☐ Syndicated
Syndiziert

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[31] Complete for all Notes.
Für alle Schuldverschreibungen ausfüllen.

[32] Only applicable for Notes with a Specified Denomination of less than € 50,000 per Note.
Nur bei Schuldverschreibungen mit einer festgelegten Stückelung von weniger als € 50.000 anwendbar

Date of Subscription Agreement[33]
Datum des Subscription Agreements

Management Details including form of commitment[34]
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address)
Plazeur / Bankenkonsortiumr (Name und Adresse angeben)

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

☒ firm commitment
feste Zusage

☐ no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions[35]
Provisionen

Management/Underwriting Commission (specify) [ ]
Management- und Übernahmeprovision (angeben)

Selling Concession (specify) [ ]
Verkaufsprovision (angeben)

Other (specify) [ ]
Andere (angeben)

Stabilising Dealer/Manager **[insert details/None]**
Kursstabilisierender Dealer/Manager ***[Einzelheiten einfügen/keiner]***

Subscription Agreement[36] [ ]
Übernahmevertrag

- Date of subscription agreement [ ]
Datum des Übernahmevertrags

- General features of the subscription agreement (including the quotas)
Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)

Listing(s) Yes
Börsenzulassung(en)

☒ Luxembourg
Luxemburg

☒ Regulated Market "*Bourse de Luxembourg*"

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33 Required only if issued on a syndicated basis in the case of Notes with a Specified Denomination of less than € 50,000 or derivative securities.
Nur erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von weniger als € 50.000 sowie derivaten Wertpapieren, wenn es sich jeweils um syndizierte Ziehungen handelt.

34 Not required for Notes with a Specified Denomination of at least € 50,000.
Nicht erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000.

35 To be completed in consultation with the Issuer.
In Abstimmung mit der Emittentin auszufüllen.

36 Only applicable for Notes with a Specified Denomination of less than € 50,000 per Note.
Nur bei Schuldverschreibungen mit einer festgelegten Stückelung von weniger als € 50.000 pro Stück anwendbar

❑ Euro MTF

❑ Düsseldorf

❑ Other (insert details) [ ]
sonstige (Einzelheiten einfügen)

Date of admission[37] [ ]
Termin der Zulassung

Estimate of the total expenses related to admission to trading[38]
Geschätzte Gesamtkosten für die Zulassung zum Handel

Regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading[39]
Angabe geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

❑ Luxembourg (Bourse de Luxembourg)
Luxemburg (Bourse de Luxembourg)

❑ Düsseldorf

❑ Other (insert details) [ ]
Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment[40]
Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

❑ Not applicable [specify details]
Nicht anwendbar [Einzelheiten einfügen]

Rating[41] Requested
Rating

Other relevant terms and conditions (specify) [ ]
Andere relevante Bestimmungen (einfügen)

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37 To be completed only if known.
Nur auszufüllen, soweit bekannt.

38 Not required for Notes with a Specified Denomination of at least € 50,000.
Nicht erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000.

39 In case of a fungible issue, need to indicate that the original notes are already admitted to trading. Not required for Notes with a Specified Denomination of at least € 50,000.
Im Falle einer Aufstockung, die mit einer vorangegangenen Emission fungibel ist, ist die Angabe erforderlich, daß die ursprünglichen Schuldverschreibungen bereits zum Handel zugelassen sind. Nicht erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000.

40 Not required for Notes with a Specified Denomination of at least € 50,000.
Nicht erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000.

41 Do not complete, if the Notes are not rated on an individual basis. In case of Notes with a Specified Denomination of less than € 50,000, need to include a brief explanation of the meaning of the ratings if this has been previously published by the rating provider.
Nicht auszufüllen, wenn kein Einzelrating für die Schuldverschreibungen vorliegt. Bei Schuldverschreibungen mit einer festgelegten Stückelung von weniger als € 50.000, kurze Erläuterung der Bedeutung des Ratings wenn dieses vorher von der Ratingagentur erstellt wurde.

Listing:

The above Final Terms comprise the details required to list this issue of Pfandbriefe pursuant to the € 20,000,000,000 Essenhyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from **30 November, 2005)**

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt „Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, daß diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten ausgelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____
[Name & title of signatory]
[Name und Titel des Unterzeichnenden]

The Final Terms will be displayed on the website of Essenhyp (www.essenhyp.com) and in case of Notes listed on the Luxembourg Stock Exchange on the website of the Luxembourg Stock Exchange (www.bourse.lu).

28 November, 2005

Final Terms
Endgültige Bedingungen

Euro 20,000,000 Fixed Rate Public Sector Pfandbriefe due December 20, 2010
issued pursuant to the

Euro 20,000,000,000
Essenhyp Debt Issuance Programme

dated 31 October 2005

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100.00 per cent.

Issue Date 30 November, 2005

Series No: **HBE0E8**

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the euro 20,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 31 October 2005 (the "**Prospectus**") and these Final Terms. The Prospectus is available for viewing in electronic form at the website of the Luxembourg Stock Exchange (www.bourse.lu) and at the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.

Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 20.000.000.000 *Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das „Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverscheibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 31. Oktober 2005 über das Programm (der „**Prospekt**") zusammengenommen werden. Der Prospekt kann auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.*

I. TERMS AND CONDITIONS
I. EMISSIONSBEDINGUNGEN

This part of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised Terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

Dieser Teil der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die „Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die „Bedingungen") gestrichen.

The Conditions applicable to the Notes (the "Conditions") and the German or English language translation thereof, if any, are attached to these Final Terms. They replace in full the Terms and Conditions of the Notes as set out in the Prospectus dated 31 October, 2005 and take precedence over any conflicting provisions in these Final Terms.

Die für die Schuldverschreibungen geltenden Bedingungen (die „Bedingungen") sowie eine etwaige deutsch- oder englischsprachige Übersetzung sind Endgültigen Bedingungen beigefügt. Die Bedingungen ersetzen in Gänze die im Prospekt vom 31. Oktober 2005 abgedruckten Emissionsbedingungen der Schuldverschreibungen und gehen etwaigen abweichenden Bestimmungen dieser Endgültigen Bedingungen vor.

PART I.A. Notes other than Participation Certificates
TEIL I.A. Schuldverschreibungen, die keine Genußscheine sind

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**

Form of Conditions[1]
Form der Bedingungen

☒ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

---

1 To be determined in consultation with the Issuer. It is anticipated that Long-Form Conditions will generally be used for Notes sold on a non-syndicated basis and which are not publicly offered. Integrated Conditions will generally be used for Notes sold and distributed on a syndicated basis. Integrated Conditions will be required where the Notes are to be publicly offered, in whole or in part, or to be distributed, in whole or in part, to non-professional investors or when subordinated.
Die Form der Bedingungen ist in Abstimmung mit der Emittentin festzulegen. Es ist vorgesehen, daß nicht-konsolidierte Bedingungen für Schuldverschreibungen verwendet werden, die auf nicht syndizierter Basis verkauft und die nicht öffentlich zum Verkauf angeboten werden. Konsolidierte Bedingungen werden in der Regel für Schuldverschreibungen verwendet, die auf syndizierter Basis verkauft und vertrieben werden. Konsolidierte Bedingungen sind erforderlich, wenn die Schuldverschreibungen insgesamt oder teilweise an nicht berufsmäßige oder gewerbliche Investoren verkauft oder öffentlich angeboten werden oder diese Schuldverschreibungen subordiniert sind.

Language of Conditions[2]
Sprache der Bedingungen

❑ German only
ausschließlich Deutsch

☒ English only
ausschließlich Englisch

❑ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

❑ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination[3]
Währung und Stückelung

Specified Currency *Festgelegte Währung*	Euro ("EUR")
Aggregate Principal Amount *Gesamtnennbetrag*	EUR20,000,000
Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	EUR 10,000
Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	2,000

Form
Form

❑ **Notes**
Schuldverschreibungen

☒ **Pfandbriefe**

❑ Mortgage Pfandbriefe
Hypothekenpfandbriefe

---

2 To be determined in consultation with the Issuer. It is anticipated that, subject to any stock exchange or legal requirements applicable from time to time, and unless otherwise agreed, in the case of Notes sold and distributed on a syndicated basis, German will be the controlling language. In the case of Notes publicly offered, in whole or in part, in the Federal Republic of Germany, or distributed, in whole or in part, to non-professional investors in the Federal Republic of Germany, German will be the controlling language. If, in the event of such public offer or distribution to non-professional investors, however, English is chosen as the controlling language, a German language translation of the Conditions will be available from the principal office of Hypothekenbank in Essen Aktiengesellschaft. The Conditions of Notes (including Pfandbriefe) in registered form will be either in the German or in the English language, as may be agreed with the Issuer.
In Abstimmung mit der Emittentin festzulegen. Es wird erwartet, daß vorbehaltlich geltender Börsen oder anderer Bestimmungen und soweit nicht anders vereinbart, die deutsche Sprache für Schuldverschreibungen maßgeblich sein wird, die auf syndizierter Basis verkauft und vertrieben werden. Falls Schuldverschreibungen insgesamt oder teilweise öffentlich zum Verkauf in der Bundesrepublik Deutschland angeboten oder an nicht berufsmäßige oder gewerbliche Investoren in der Bundesrepublik Deutschland verkauft werden, wird die deutsche Sprache maßgeblich sein. Falls bei einem solchen öffentlichen Verkaufsangebot oder Verkauf an nicht berufsmäßige oder gewerbliche Investoren die englische Sprache als maßgeblich bestimmt wird, wird eine deutschsprachige Übersetzung der Bedingungen bei der Hauptgeschäftsstelle der Hypothekenbank in Essen Aktiengesellschaft erhältlich sein.

3 The minimum will be, if in euro, €1,000, if in any currency other than euro, in an amount in such other currency equivalent to or exceeding the equivalent of €1,000 at the time of the issue.
Die Mindeststückelung beträgt €1.000, bzw. falls die Emission in einer anderen Währung als Euro erfolgt, einem Betrag in dieser anderen Währung, der zur Zeit der Emission dem Gegenwert von €1.000 entspricht oder diesen übersteigt.

- [x] Public-Sector Pfandbriefe
  Öffentliche Pfandbriefe

- [x] **TEFRA C**
  TEFRA C

  - [x] Permanent Global Note
    Dauerglobalurkunde

  - [ ] Temporary Global Note exchangeable for:
    Vorläufige Globalurkunde austauschbar gegen:

    - [ ] Definitive Notes
      Einzelurkunden

- [ ] **TEFRA D**
  TEFRA D

  Temporary Global Note exchangeable for:
  Vorläufige Globalurkunde austauschbar gegen:

  - [ ] Permanent Global Note
    Dauerglobalurkunde

  - [ ] Definitive Notes
    Einzelurkunden

- [ ] **Neither TEFRA D nor TEFRA C**[4]
  Weder TEFRA D noch TEFRA C

  - [ ] Permanent Global Note
    Dauerglobalurkunde

  - [ ] Temporary Global Note exchangeable for:
    Vorläufige Globalurkunde austauschbar gegen:

    - [ ] Definitive Notes
      Einzelurkunden

Definitive Notes — **No**
Einzelurkunden

- [ ] Coupons
  Zinsscheine

- [ ] Talons
  Talons

- [ ] Receipts
  Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System

---

4 Applicable only if Notes have a maturity of one year or less including any unilateral rollovers or extensions.
Nur anwendbar bei Schuldverschreibungen mit einer ursprünglichen Laufzeit von einem Jahr oder weniger einschließlich etwaiger einseitigen Verlängerungen.

☒ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

☒ Euroclear Bank S.A./N.V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

☒ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ Other – (specify) [ ]
sonstige (angeben)

STATUS (§ 2)[5]
STATUS (§ 2)

☐ Unsubordinated
Nicht-nachrangig

☐ Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

☒ **Fixed Rate Notes**
Festverzinsliche Schuldverschreibungen
Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	30 November, 2005
Rate of Interest *Zinssatz*	3.19 per cent. per annum
fixed Interest Payment Date(s) *feste(r) Zinszahlungstag(e)*	20 December in each year from and including 20 December, 2006 to and including the Maturity Date
First Interest Payment Date *Erster Zinszahlungstag*	20 December, 2006
Initial Broken Amount(s) (per specified denomination) *Anfängliche(r) Bruchteilzinsbetrag(-beträge)(für jede festgelegte Stückelung)*	Eur • per Eur 10,000 specified denomination
Fixed Interest Date preceding the Maturity Date *Festzinstermin, der dem Fälligkeitstag vorangeht*	20 December, 2009
Final Broken Amount(s) (per specified denomination) *Abschließende(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)*	

---

5 Not to be completed for Pfandbriefe.
Nicht auszufüllen für Pfandbriefe.

❑ **Floating Rate Notes**
Variabel verzinsliche Schuldverschreibungen
Interest Payment Dates
Zinszahlungstage

Interest Commencement Date
Verzinsungsbeginn

Specified Interest Payment Dates
Festgelegte Zinszahlungstage

Specified Interest Period(s)
Festgelegte Zinsperiode(n)

Business Day Convention
Geschäftstagskonvention

☒ Modified Following Business Day Convention
Modifizierte folgender Geschäftstag-Konvention

❑ FRN Convention (specify period(s) — **[ ] [months/other specify]**
FRN Konvention (Zeitraum angeben) — ***[ ] [Monate/andere angeben]***

❑ Following Business Day Convention
Folgender Geschäftstag-Konvention

❑ Preceding Business Day Convention
Vorangegangener Geschäftstag-Konvention

Relevant Financial Centres — London and TARGET
Relevante Finanzzentren

Rate of Interest
Zinssatz

❑ Screen Rate Determination
Bildschirmfeststellung

❑ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)
EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/Interbanken-Markt in der Euro-Zone)

Screen page
Bildschirmseite

❑ LIBOR (London time/London Business Day London Interbank Market)
LIBOR (Londoner Ortszeit/Londoner Geschäftstag/Londoner Interbanken-Markt)

Screen page — [ ]
Bildschirmseite

❑ Other (specify) — [ ]
Sonstige (angeben)

Screen page [ ]
Bildschirmseite

❑ Formula
Formel
(set forth details in full here or in an attachment)
(*Einzelheiten hier oder in einer Anlage einfügen*)

Reference Banks (if other than as specified in § 3(2)) (specify)
Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

❑ ISDA Determination[6] **[specify details]**
ISDA-Feststellung ***[Details einfügen]***

❑ Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions)) **[ ]**
Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))

Margin
Marge

❑ plus
plus

❑ minus
minus

Interest Determination Date
Zinsfestlegungstag

❑ second Business Day prior to commencement of Interest Period
zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode

❑ first day of each Interest Period
erster Tag der jeweiligen Zinsperiode

❑ other (specify)
sonstige (angeben)

Minimum and Maximum Rate of Interest
Mindest- und Höchstzinssatz

❑ Minimum Rate of Interest per cent. per annum
Mindestzinssatz *[ ] % per annum*

❑ Maximum Rate of Interest [ ] per cent. per annum
Höchstzinssatz *[ ] % per annum*

---

6 ISDA Determination should only be applied in the case of Notes permanently represented by a Global Note because the ISDA Agreement and the ISDA Definitions have to be attached to the relevant Notes.
ISDA-Feststellung sollte nur dann gewählt werden, wenn die betreffenden Schuldverschreibungen durch eine Dauerglobalurkunde verbrieft werden, weil das ISDA-Agreement und die ISDA Definitions den Schuldverschreibungen beizufügen sind.

❑ **Zero Coupon Notes**
Nullkupon-Schuldverschreibungen

Accrual of Interest
Auflaufende Zinsen

Amortisation Yield | [ ]
Emissionsrendite

❑ **Dual Currency Notes** | [ ]
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest/fall-back provisions))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Zinsbeträgen/Ausweichbestimmungen))

❑ **Instalment Notes** | [ ]
Raten-Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

❑ **Index-linked Notes** | [ ]
Indexierte Schuldverschreibungen
(set forth details in full here (including index/formula, basis for calculating interest, a description of any market disruption or settlement disruption events and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich des Index/der Formel, der Grundlagen für die Berechnung der Zinsbeträge sowie Beschreibung etwaiger Störungen des Markets oder bei der Abrechnung, die den Basiswert beeinflussen und Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

❑ **Credit-linked Notes** | [ ]
Credit-linked Notes
(set forth details in full here (including basis for calculating interest and fall back provisions))
(Einzelheiten einfügen (einschließlich der Grundlagen für die Berechnung der Zinsbeträge sowie Ausweichbestimmungen))

❑ **other structured Notes** | [ ]
andere strukturierte Schuldverschreibungen
(set forth details in full here (including fall back provisions, if applicable and the relevant reference date is not available))
(Einzelheiten einfügen (einschließlich Ausweichbestimmungen, wenn anwendbar und der maßgebliche Referenzsatz nicht verfügbar ist))

Day Count Fraction[7]
Zinstagequotient

---

[7] Complete for all Notes.
Für alle Schuldverschreibungen auszufüllen.

☒ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☐ Actual/360

☐ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) *Relevante(s) Finanzzentren(um) (alle angeben)*	London and TARGET

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

☒	**Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes** ***Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen***	
☒	Maturity Date *Fälligkeitstag*	20 December, 2010
☒	Redemption Month *Rückzahlungsmonat*	December
☐	Final Redemption Amount *Rückzahlungsbetrag*	
☒	Principal amount *Nennbetrag*	
☒	Final Redemption Amount (per specified denomination) *Rückzahlungsbetrag (für jede festgelegte Stückelung)*	EUR10,000
☐	**Instalment Notes** ***Raten-Schuldverschreibungen***	
	Instalment Date(s) *Ratenzahlungstermin (e)*	[ ]
	Instalment Amount(s) *Rate(n)*	[ ]

Early Redemption ***Vorzeitige Rückzahlung***	
Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuelichen Gründen***	**No**
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	**No**
Minimum Redemption Amount *Mindestrückzahlungsbetrag*	**[ ]**
Higher Redemption Amount *Höherer Rückzahlungsbetrag*	**[ ]**
Call Redemption Date(s) *Wahlrückzahlungstag(e) (Call)*	**[ ]**
Call Redemption Amount(s) *Wahlrückzahlungsbetrag/-beträge (Call)*	**[ ]**
Minimum Notice to Holders *Mindestkündigungsfrist*	**[ ]**
Maximum Notice to Holders *Höchstkündigungsfrist*	**[ ]**
Early Redemption at the Option of a Holder[8] ***Vorzeitige Rückzahlung nach Wahl des Gläubigers***	**No**
Put Redemption Date(s) *Wahlrückzahlungstag(e) (Put)*	**[ ]**
Put Redemption Amount(s) *Wahlrückzahlungsbetrag/-beträge (Put)*	**[ ]**
Minimum Notice to Issuer *Mindestkündigungsfrist*	**[ ]** days ***[ ]****Tage*
Maximum Notice to Issuer (never more than 60 days) *Höchstkündigungsfrist (nie mehr als 60 Tage)*	**[ ]** days ***[ ]****Tage*
Early Redemption Amount[9] ***Vorzeitiger Rückzahlungsbetrag***	
Zero Coupon Notes: *Nullkupon-Schuldverschreibungen:*	
Reference Price *Referenzpreis*	**[ ]**

---

8 Not to be completed for Pfandbriefe.
Nicht auszufüllen für Pfandbriefe.

9 Not to be completed for Pfandbriefe.
Nicht auszufüllen für Pfandbriefe.

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes
Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind

❑ **Dual Currency Notes** [ ]
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))

❑ **Index-linked Notes** [ ]
Indexierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

❑ **Credit-linked Notes** [ ]
Credit-linked Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

❑ **other structured Notes** [ ]
andere strukturierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

FISCAL AGENT[[,] [AND] PAYING AGENT[S]] [AND CALCULATION AGENT] (§ 6)
EMISSIONSSTELLE[[,] [UND] ZAHLSTELLE[N]] [UND BERECHNUNGSSTELLE] (§ 6)

Paying Agents
Zahlstellen

☒ Fiscal Agent — BNP Paribas Securities Services, Luxembourg Branch
Emissionsstelle

☒ Additional Paying Agent(s)/specified office(s) — BNP Paribas Securities Services, Luxembourg Branch
Zahlstelle(n)/bezeichnete Geschäftsstelle(n)

❑ Calculation Agent ,
Berechnungsstelle

❑ Yes
Ja
❑ No
Nein
❑ Required location (specify)
Vorgeschriebenen Ort (angeben)

NOTICES (§ [12])
MITTEILUNGEN (§ [12])

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

❑ London (Financial Times)
London (Financial Times)

☒ Luxembourg (d'Wort)
Luxemburg (d' Wort)

❑ Germany (Börsen-Zeitung)
Deutschland (Börsen-Zeitung)

❑ Other (specify) []
sonstige (angeben)

Publication on the website of the stock exchange Yes
Bekanntmachung auf der Website der Börse

Stock Exchange
Luxembourg
Börse

Internet Address www.bourse.lu
Internetadresse

Governing Law **German Law**
Anwendbares Recht ***Deutsches Recht***

PART I.B. PARTICIPATION CERTIFICATES
TEIL I.B. GENUßSCHEINE Not
Applicable

Language of Conditions [10]
Sprache der Bedingungen

❑ German only
ausschließlich Deutsch

❑ English only
ausschließlich Englisch

❑ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

❑ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Issue, Principal Amount (§ 1)
Begebung, Nennbetrag (§ 1)

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[10] To be determined in consultation with the Issuer. It is anticipated that, subject to any stock exchange or legal requirements applicable from time to time, and unless otherwise agreed, in the case of Participation Certificates sold and distributed on a syndicated basis, German will be the controlling language. In the case of Participation Certificates publicly offered, in whole or in part, in the Federal Republic of Germany, or distributed, in whole or in part, to non-professional investors in the Federal Republic of Germany, German will be the controlling language. If, in the event of such public offer or distribution to non-professional investors, however, English is chosen as the controlling language, a German language translation of the Conditions will be available from the principal office of Hypothekenbank in Essen Aktiengesellschaft.
In Abstimmung mit der Emittentin festzulegen. Es wird erwartet, daß vorbehaltlich geltender Börsen- oder anderer Bestimmungen und soweit nicht anders vereinbart, die deutsche Sprache für Genußschein maßgeblich sein wird, die auf syndizierter Basis verkauft und vertrieben werden. FallsGenußschein insgesamt oder teilweise öffentlich zum Verkauf in der Bundesrepublik Deutschland angeboten oder insgesamt oder teilweise an nicht berufsmäßige oder gewerbliche Investoren in der Bundesrepublik Deutschland verkauft werden, wird die deutsche Sprache maßgeblich sein. Falls bei einem solchen öffentlichen Verkaufsangebot oder Verkauf an nicht berufsmäßige oder gewerbliche Investoren die englische Sprache als maßgeblich bestimmt wird, wird eine deutschsprachige Übersetzung der Bedingungen bei der Hauptniederlassung der Hypothekenbank in Essen Aktiengesellschaft erhältlich sein.

Aggregate Principal Amount *Gesammtnennbetrag*	[ ]
Date of general meeting *Datum der Hauptversammlung*	[ ]
Number of Participation Certificates *Anzahl der Stücke*	[ ]
Principal amount *Nennbetrag*	[ ]

Distributions (§ 2)
Ausschüttung (§ 2)

❑ Fixed Rate Participation Certificates
festverzinsliche Genußscheine

Rate of interest *Zinssatz*	[ ]
Interest Commencement Date *Verzinsungsbeginn*	[ ]

❑ Floating Rate Participation Certificates
variabel verzinsliche Genußscheine

Interest Commencement Date *Verzinsungsbeginn*	[ ]
Reference Dates *Referenztermine*	[ ]
Margin *Marge*	
Euribor Rate [three/six/nine/twelve month] *Euribor-Satz* *[drei/sechs/neun/zwölf Monate]*	
Screen Page *Bildschirmseite*	

Distribution Date(s) *Ausschüttungstag(e)*	[ ]
First Distribution Date *Erster Ausschüttungstag*	[ ]

Term, Termination by the Issuer (§ 6)
Laufzeit, Kündigung (§ 6)

End of term *Laufzeitende*	end of fiscal year **[ ]** *Ende Geschäftsjahr* ***[ ]***
Repayment Date *Rückzahlungstag*	[ ]

Interest Rate applicable to the Final Interest Period
Zinssatz für die abschließende Zinsperiode

- ❑ Distribution rate
  Ausschüttungszinssatz

- ❑ Other (specify) — [ ]
  Sonstige (angeben)

Termination
Kündigung

Call Date *Ankündigungstermin*	[ ]
Date of Termination *Kündigungstermin*	[ ]

PART I. C.: GLOBAL PFANDBRIEFE — Not Applicable
TEIL I. C.: GLOBALPFANDBRIEFE

General Provisions (§ 1)
Allgemeine Bestimmungen (§ 1)

- ❑ [Global] Mortgage Pfandbriefe
  [Global] Hypothekenpfandbriefe

- ❑ [Global] Public-Sector Pfandbriefe
  [Global] Öffentliche Pfandbriefe

Aggregate Principal Amount *Gesammtnennbetrag*	[ ]
Number of Notes *Anzahl der Stücke*	[ ]

Currency
Währung

- ❑ EUR

- ❑ USD

Interest (§ 2)
Zinsen (§ 2)

Rate of interest *Zinssatz*	[ ]
Interest Commencement Date *Verzinsungsbeginn*	[ ]
First Interest Payment Date *Erster Festzinstermin*	[ ]
Fixed Interest Payment Date(s) *Festzinstermin(e)*	[ ]

Repayment (§ 3)

Rückzahlung (§ 3)

Specified Maturity Date *Festgelegter Endfälligkeitstag*	**[ ]**

Payments (§ 4)
Zahlungen (§ 4)

Relevant Financial Center(s) (specify all) *Relevante(s) Finanzzentren(um) (alle angeben)*	**[ ]** ***[ ]***

Paying Agent
Zahlstelle

- ❑ BNP Paribas Securities Services Luxembourg Branch
- ❑ Hypothekenbank in Essen AG

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Specific Risk Factors[11]
***Spezielle Risikofaktoren*]**

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind

none

Reasons for the offer[12]
Gründe für das Angebot
The Issuer expects to use the proceeds for refinancing of public-sector loans and assets constituting substitute cover for public-sector Pfandbriefe currently financed by other means. Proceeds will in any event be used in accordance with all applicable laws and regulations, notably the Pfandbrief Act (Pfandbriefgesetz).

Estimated net proceeds[13] *Geschätzter Nettobetrag der Erträge*	**EUR20,000,000**
Estimated total expenses of the issue[14] *Geschätzte Gesamtkosten der Emission]*	**EUR2,000**

Securities Identification Numbers
Wertpapier-Kenn-Nummern

☒ Common Code *Common Code*	023561921
☒ ISIN Code *ISIN Code*	XS0235619219
☒ German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	**HBE0E8**
☐ Any other securities number *Sonstige Wertpapier-Kenn-Nummer*	**[ ]**

---

11 Include only product specific risk factors which are not covered under „Risk Factors" in the Prospectus.
Nur produktbezogene Risikofaktoren aufnehmen, die nicht bereits im Abschnitt "Risk Factors" des Prospekts enthalten sind.

12 Not required for Notes with a Specified Denomination of at least € 50,000 which are not derivative securities to which Annex XII of the Commission Regulation (EC) 809/2004 of 29 April 2004 (the "Commision Regulation") applies. See „Use of Proceeds" wording in the Prospectus. If reasons for the offer is different from making profit and/or hedging certain risks include those reasons here.
Nicht erforderlich für Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000, bei denen es sich nicht um derivative Wertpapiere handelt, auf die Anhang XII der EG-Verordnung 809/2004 vom 29. April 2004 (die „EG-Verordnung") Anwendung findet. Siehe "Use of Proceeds" im Prospekt. Sofern die Gründe für das Angebot nicht in der Gewinnerzielung und/oder der Absicherung bestimmter Risiken bestehen, sind die Gründe hier anzugeben

13 If the Notes are derivative securities (i.e. if the final redemption amount may be less than 100 per cent. of the principal amount of a Note) to which Annex XII of the Commission Regulation applies it is only necessary to include disclosure of estimated net proceeds where disclosure regarding reasons for the offer is included. If proceeds are intended for more than one use will need to split out and present in order of priority.
Sofern es sich um derivative Wertpapiere (d.h. Wertpapiere, bei denen der Rückzahlungsbetrag geringer als 100% des Nennbetrags sein kann) handelt, auf die Anhang XII der EG-Verordnung Anwendung findet, sind Angaben zu dem geschätzten Nettoerlös nur dann zu veröffentlichen, wenn Angaben in diesen Endgültigen Bedingungen zu den Gründen für das Angebot gemacht worden sind. Sofern die Erträge für verschiedene Verwendungszwecke bestimmt sind, sind diese aufzuschlüsseln und nach der Priorität der Verwendungszwecke darzustellen.

14 If the Notes are derivative securities to which Annex XII of the Commission Regulation applies, it is only necessary to include disclosure of total expenses where disclosure regarding reasons for the offer is included.
Sofern es sich um derivative Wertpapiere handelt, auf die Anhang XII der EG-Verordnung Anwendung findet, sind Angaben zu den geschätzten Gesamtkosten nur dann zu veröffentlichen, wenn Angaben zu den Gründen für das Angebot gemacht worden sind.

Yield[15]
Rendite

Yield
Rendite

3.19 per cent.

Method of calculating the yield[16]
Berechnungsmethode der Rendite

☒ ICMA method: The ICMA methold determines the effective interest rate of notes taking into account accrued interest on a daily basis
ICMA Methode: Die ICMA Metode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

☐ Other methods (specify)
Andere Methoden (angeben)

☐ **Historic Interest Rates**[17]
Zinssätze der Vergangenheit

Details of historic **[**EURIBOR**][**LIBOR**][**OTHER**]** rates can be obtained from **[**insert relevant Screen Page**]**
*Einzelheiten der Entwicklung der **[**EURIBOR**][**LIBOR**][**ANDERE**]** Sätze in der Vergangenheit können abgerufen werden unter **[**relevante Bildschirmseite einfügen**]***

☐ Details relating to the Performance of the **[**Index**][**Formula**][**other variable**]**.[18]
*Einzelheiten hinsichtlich der Entwicklung des **[**Index**][**der Formel**][**einer anderen Variablen**]***

[specify details here (including where information relating to past and future performance and volatility of the index/formula/other variable can be obatined**]**
[**Einzelheiten hier angeben (einschließlich, wo Informationen über die verangene und künftige Weiterentwicklung sowie die Volatilität des Index/der Formel/einer anderen Variablen eingeholt werden können**]

Name of index[19]
[ ]
Bezeichnung des Index

Description of index[20] / Details of where information about index can be obtained[21]
Indexbeschreibung / Angaben, wo Informationen zum Index zu finden sind

[ ]

Description of interest rate[22]

[ ]

---

15 Only applicable for Fixed Rate Notes
Nur für festverzinsliche Schuldverschreibungen anwendbar

16 Not required for Notes with a Specified Denomination of at least € 50,000.
Nicht erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000

17 Only applicable for Floating Rate Notes. Not required for Notes with a Specified Denomination of at least € 50,000.
Nur bei variabel verzinslichen Schuldverschreibungen anwendbar. Nicht anwendbar auf Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000.

18 Only applicable for Index-linked or other variable-linked Notes.
Nur bei Index Linked und Variable gebundenen Schuldverschreibungen anwendbar.

19 Only applicable for Notes where the underlying is an index.
Nur bei Schuldverschreibungen anwendbar, bei denen es sich beim Basiswert um einen Index handelt.

20 Only applicable for Notes where the underlying is an index, and which is composed by the Issuer.
Nur bei Schuldverschreibungen anwendbar, bei denen es sich beim Basiswert um einen Index handelt und sofern der Index von der Emittentin zusammengestellt wird.

21 Only applicable for Notes where the underlying is an index, in case the index is not composed by the Issuer.
Nur bei Schuldverschreibungen anwendbar, bei denen es sich beim Basiswert um einen Index handelt, sofern der Index nicht von der Emittentin zusammengestellt wird.

22 Only applicable for Notes where the underlying is an interest rate.
Nur bei Schuldverschreibungen anwendbar, bei denen es sich beim Basiswert um einen Zinssatz handelt.

Beschreibung des Zinssatzes

Other equivalent information regarding the underlying (including, in the case of a basket of underlyings, a disclosure of the relevant weightings of each underlying in the basket)[23] [ ]
Sonstige gleichwertigen Informationen bezüglich des Basiswertes (einschließlich, im Falle eines Korbs von Basiswerten, die Angabe der entsprechenden Gewichtungen jedes einzelnen Basiswertes im Korb)

Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident[24]
Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflußt wird, insb. in den Fällen, in denen die Risiken offensichtlich sind

[insert details here]
[Einzelheiten hier einfügen]

Market disruption or settlement disruption events that may affect the underlying[25]
Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen

[insert details here]
[Einzelheiten hier einfügen]

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen

[insert details here]
[Einzelheiten hier einfügen]

☐ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment[26]**
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

[specify details here]
[Einzelheiten hier angeben]

Selling Restrictions
Verkaufsbeschränkungen

☒ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☒ TEFRA C

---

23 Only applicable for Notes where the underlying is not an index.
Nur bei Schuldverschreibungen anwendbar, bei denen es sich beim Basiswert nicht um einen Index handelt.

24 Not required for Notes with a Specified Denomination of at least € 50,000 or a minimum transfer amount of at least € 50,000.
Nicht erforderlich bei Schuldverschreibungen anwendbar mit einer festgelegten Stückelung von mindestens € 50.000 oder Schuldverschreibungen, die lediglich für mindestens € 50.000 pro Wertpapier erworben werden können.

25 To be completed only if applicable.
Nur falls anwendbar einzufügen.

26 Only applicable for Dual Currency Notes. Need to include details of where past and future performance and volatility of the relevant rate(s) can be obtained. In case of Notes with a Specified Denomination of less than € 50,000 need to include a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.
Nur bei Doppelwährungs-Schuldverschreibungen anwendbar. Es sind Angaben darüber erforderlich, wo Informationen über die vergangene und künftige Wertentwicklung und Volatilität der maßgeblichen Wechselkurse eingeholt werden können. Bei Schuldverschreibungen mit einer festgelegten Stückelung von weniger € 50.000 ist eine umfassende Erläuterung vorzunehmen, wie der Wert der Anlage durch den Wert des Basiswerts beeinflusst wird, insbesondere in Fällen, in denen die Risiken offensichtlich sind.

TEFRA C

- ❑ TEFRA D
  TEFRA D
- ❑ Neither TEFRA C nor TEFRA D[27]
  Weder TEFRA C noch TEFRA D
- ❑ Additional Selling Restrictions (specify) [ ]
  Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.[28]
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

none

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

[none] [specify details]
[keine] [Einzelheiten einfügen]

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing [29]
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung

[Conditions to which the offer is subject[30]
Bedingungen, denen das Angebot unterliegt

Time period, including any possible amendments, during which the offer will be open
Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt

Description of the application process
Beschreibung des Prozesses für die Umsetzung des Angebots

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)

---

27 Applicable only if Notes have a maturity of one year including any unilateral rollovers or extensions or less.
Nur für Schuldverschreibungen mit einer Laufzeit von einem Jahr oder weniger inklusive einseitiger Verlängerungen oder Erweiterungen.

28 Unless specified in the Prospectus. Only applicable for Notes with a Specified Denomination of less than € 50,000 per Notes.
Soweit nicht bereits im Prospekt beschrieben. Nur bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000 anwendbar.

29 Only applicable for Notes with a Specified Denomination of less than € 50,000 per Note.
Nur für Schuldverschreibungen mit Stückelung von weniger als € 50.000 pro Stück anwendbar.

30 The following items only to be specified if applicable (in each case).
Einzelheiten zu nachstehenden Unterpunkten nur einfügen, falls jeweils anwendbar.

Method and time limits for paying up the notes and for delivery of the notes
Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung

Manner and date in which results of the offer are to be made public
Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte

Various categories of potential investors to which the notes are offered
Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and mount of any expenses and taxes specifically charged to the subscriber or purchaser.
Kurs, zu dem die Schuldverschreibungen angeboten weden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.

Placing and Underwriting[31]
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.[32]
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.]

Method of distribution
Vertriebsmethode

☒ Non-syndicated
Nicht syndiziert

☐ Syndicated
Syndiziert

---

[31] Complete for all Notes.
Für alle Schuldverschreibungen ausfüllen.

[32] Only applicable for Notes with a Specified Denomination of less than € 50,000 per Note.
Nur bei Schuldverschreibungen mit einer festgelegten Stückelung von weniger als € 50.000 anwendbar

Date of Subscription Agreement[33]
Datum des Subscription Agreements

Management Details including form of commitment[34]
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address) *Plazeur / Bankenkonsortiumr (Name und Adresse angeben)*	**Citigroup Global Markets Limited Citigroup Centre Canada Square Canary Wharf London E14 5LB**

☒ firm commitment
feste Zusage

☐ no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions[35]
Provisionen

Management/Underwriting Commission (specify) *Management- und Übernahmeprovision (angeben)*	[ ]
Selling Concession (specify) *Verkaufsprovision (angeben)*	[ ]
Other (specify) *Andere (angeben)*	[ ]
Stabilising Dealer/Manager ***Kursstabilisierender Dealer/Manager***	**[insert details/None]** ***[Einzelheiten einfügen/keiner]***
Subscription Agreement[36] ***Übernahmevertrag***	[ ]
- Date of subscription agreement *Datum des Übernahmevertrags*	[ ]

- General features of the subscription agreement (including the quotas)
Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)

Listing(s) Yes
Börsenzulassung(en)

☒ Luxembourg
Luxemburg

☒ Regulated Market "*Bourse de Luxembourg*"

---

33 Required only if issued on a syndicated basis in the case of Notes with a Specified Denomination of less than € 50,000 or derivative securities.
Nur erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von weniger als € 50.000 sowie derivaten Wertpapieren, wenn es sich jeweils um syndizierte Ziehungen handelt.

34 Not required for Notes with a Specified Denomination of at least € 50,000.
Nicht erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000.

35 To be completed in consultation with the Issuer.
In Abstimmung mit der Emittentin auszufüllen.

36 Only applicable for Notes with a Specified Denomination of less than € 50,000 per Note.
Nur bei Schuldverschreibungen mit einer festgelegten Stückelung von weniger als € 50.000 pro Stück anwendbar

❑ Euro MTF

❑ Düsseldorf

❑ Other (insert details) [ ]
sonstige (Einzelheiten einfügen)

Date of admission[37] [ ]
Termin der Zulassung

Estimate of the total expenses related to admission to trading[38]
Geschätzte Gesamtkosten für die Zulassung zum Handel

Regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading[39]
Angabe geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

❑ Luxembourg (Bourse de Luxembourg)
Luxemburg (Bourse de Luxembourg)

❑ Düsseldorf

❑ Other (insert details) [ ]
Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment[40]
Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

❑ Not applicable [specify details]
Nicht anwendbar [Einzelheiten einfügen]

Rating[41] Requested
Rating

Other relevant terms and conditions (specify) [ ]
Andere relevante Bestimmungen (einfügen)

---

37 To be completed only if known.
Nur auszufüllen, soweit bekannt.

38 Not required for Notes with a Specified Denomination of at least € 50,000.
Nicht erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000.

39 In case of a fungible issue, need to indicate that the original notes are already admitted to trading. Not required for Notes with a Specified Denomination of at least € 50,000.
Im Falle einer Aufstockung, die mit einer vorangegangenen Emission fungibel ist, ist die Angabe erforderlich, daß die ursprünglichen Schuldverschreibungen bereits zum Handel zugelassen sind. Nicht erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000.

40 Not required for Notes with a Specified Denomination of at least € 50,000.
Nicht erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000.

41 Do not complete, if the Notes are not rated on an individual basis. In case of Notes with a Specified Denomination of less than € 50,000, need to include a brief explanation of the meaning of the ratings if this has been previously published by the rating provider.
Nicht auszufüllen, wenn kein Einzelrating für die Schuldverschreibungen vorliegt. Bei Schuldverschreibungen mit einer festgelegten Stückelung von weniger als € 50.000, kurze Erläuterung der Bedeutung des Ratings wenn dieses vorher von der Ratingagentur erstellt wurde.

Listing:

The above Final Terms comprise the details required to list this issue of Pfandbriefe pursuant to the € 20,000,000,000 Essenhyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from **30 November, 2005)**

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt „Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, daß diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten ausgelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____

[Name & title of signatory]
[Name und Titel des Unterzeichnenden]

The Final Terms will be displayed on the website of Essenhyp (www.essenhyp.com) and in case of Notes listed on the Luxembourg Stock Exchange on the website of the Luxembourg Stock Exchange (www.bourse.lu).

8 December 2005
8. Dezember 2005

Final Terms
Endgültige Bedingungen

USD 1,000,000,000 4.75 per cent. Global Public Sector Pfandbriefe due 8 December 2010
issued pursuant to the

USD 1.000.000.000 4,75 % Global Öffentliche Pfandbriefe fällig 8. Dezember 2010
begeben aufgrund des

Euro 20,000,000,000
Essenhyp Debt Issuance Programme

dated 31 October 2005
datiert 31. Oktober 2005

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 99.591 per cent.
Ausgabepreis: 99,591 %

Issue Date: 8 December 2005
Valutierungstag: 8. Dezember 2005

Series No: HBE 0FC
Serien Nr.: HBE 0FC

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the euro 20,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 31 October 2005 (the "**Prospectus**") and these Final Terms. The Prospectus is available for viewing in electronic form at the website of the Luxembourg Stock Exchange (www.bourse.lu) and at the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.
Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 20.000.000.000 *Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das „**Programm**"). Vollständige Informationen über die Hypothekenbank in Essen Aktiengesellschaft und das Angebot der Schuldverscheibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 31. Oktober 2005 über das Programm (der „**Prospekt**") zusammengenommen werden. Der Prospekt kann auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.*

I. TERMS AND CONDITIONS
I. EMISSIONSBEDINGUNGEN

The Conditions applicable to the Notes (the "Conditions") and the German or English language translation thereof, if any, are attached to these Final Terms. They replace in full the Terms and Conditions of the Notes as set out in the Prospectus dated 31 October 2005 and take precedence over any conflicting provisions in these Final Terms.

Die für die Schuldverschreibungen geltenden Bedingungen (die „Bedingungen") sowie eine etwaige deutsch- oder englischsprachige Übersetzung sind diesen Endgültigen Bedingungen beigefügt. Die Bedingungen ersetzen in Gänze die im Prospekt vom 31. Oktober 2005 abgedruckten Emissionsbedingungen der Schuldverschreibungen und gehen etwaigen abweichenden Bestimmungen dieser Endgültigen Bedingungen vor.

General Provisions (§ 1)
Allgemeine Bestimmungen (§ 1)

☐ [Global] Mortgage Pfandbriefe
[Global] Hypothekenpfandbriefe

☒ Global Public-Sector Pfandbriefe
Global Öffentliche Pfandbriefe

Aggregate Principal Amount *Gesammtnennbetrag*	1,000,000,000 *1.000.000.000*
Number of Notes *Anzahl der Stücke*	1,000,000 *1.000.000*

Currency
Währung

☐ EUR

☒ USD

Interest (§ 2)
Zinsen (§ 2)

Rate of interest *Zinssatz*	4.75 per cent. per annum *4,75 % per annum*
Interest Commencement Date *Verzinsungsbeginn*	8 December 2005 *8. Dezember 2005*
First Interest Payment Date *Erster Festzinstermin*	8 June 2006 *8. Juni 2006*
Fixed Interest Payment Date(s) *Festzinstermin(e)*	8 June and 8 December in each year *8. Juni und 8. Dezember in jedem Jahr*

Repayment (§ 3)
Rückzahlung (§ 3)

Specified Maturity Date *Festgelegter Endfälligkeitstag*	8 December 2010 *8. Dezember 2010*

Payments (§ 4)
Zahlungen (§ 4)

Relevant Financial Center(s) (specify all) *Relevante(s) Finanzzentren(um) (alle angeben)*	London, New York, TARGET *London, New York, TARGET*

Paying Agent
Zahlstelle

❑ BNP Paribas Securities Services Luxembourg Branch

☒ Hypothekenbank in Essen AG

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind

none
keine

Reasons for the offer ***Gründe für das Angebot***	As stated in the Prospectus *Wie im Prospekt angegeben*
Estimated net proceeds *Geschätzter Nettobetrag der Erträge*	USD 994,910,000 *USD 994.910.000*
Estimated total expenses of the issue *Geschätzte Gesamtkosten der Emission*	EUR 2,000 *EUR 2.000*

Securities Identification Numbers
Wertpapier-Kenn-Nummern

☒ Common Code *Common Code*	23771217 *23771217*
☒ ISIN Code *ISIN Code*	DE000HBE0FC9 *DE000HBE0FC9*
☒ German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	HBE0FC *HBE0FC*
❑ Any other securities number *Sonstige Wertpapier-Kenn-Nummer*	Not Applicable *Nicht anwendbar*

Yield
Rendite

Yield *Rendite*	4.843 per cent. *4,843 %*

Method of calculating the yield
Berechnungsmethode der Rendite

☒ ICMA method: The ICMA methold determines the effective interest rate of notes taking into account accrued interest on a daily basis
ICMA Methode: Die ICMA Metode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

❑ Other methods (specify)
Andere Methoden (angeben)

☐ **Historic Interest Rates** Not applicable
Zinssätze der Vergangenheit *Nicht anwendbar*

Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident
Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflußt wird, insb. in den Fällen, in denen die Risiken offensichtlich sind

Not applicable
Nicht anwendbar

Market disruption or settlement disruption events that may affect the underlying
Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen

Not applicable
Nicht anwendbar

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen

Not applicable
Nicht anwendbar

☐ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

Not applicable
Nicht anwendbar

Selling Restrictions
Verkaufsbeschränkungen

☐ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☐ TEFRA C
TEFRA C

☐ TEFRA D
TEFRA D

☒ Neither TEFRA C nor TEFRA D
Weder TEFRA C noch TEFRA D

☒ Additional Selling Restrictions (specify)
Zusätzliche Verkaufsbeschränkungen (angeben)

The Selling Restrictions set out in the Prospectus shall apply, except that the selling restrictions under paragraph "4. United States of America" under the heading "Subscription and Sale" in the Prospectus shall be superseded by the following:

Each Dealer has severally acknowledged that the Notes have not been and will not be registered under the Securities Act and has severally agreed with the Issuer (a) that it will offer and sell Notes constituting part of its allotment only (i) to persons that it reasonably believes are "qualified institutional buyers" within the meaning of Rule 144A under the Securities Act in transactions meeting the requirements of Rule 144A or (ii) in "offshore transactions" within the meaning and meeting the requirements of Rule 903 of Regulation S under the Securities Act; (b) that neither it, its affiliates nor any persons acting on its or their behalf will engage in (i) any "directed selling efforts" within the meaning of Regulation S under the Securities Act with respect to the Notes or (ii) any "general solicitation" or "general advertising" within the meaning of Rule 502(c) under the Securities Act within the United States or in any manner involving a "public offering" with the meaning of Section 4(2) of the Securities Act with respect to the Notes.

Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen, mit der Ausnahme, dass Absatz „4. United States of America“ unter der Überschrift „Subscription and Sale“ im Prospekt durch den folgenden Wortlaut ersetzt wird:

Jeder Platzeur hat zur Kenntnis genommen, dass die Schuldverschreibungen jetzt und zukünftig nicht nach den Vorschriften des Securities Acts registriert werden und hat mit der Emittentin vereinbart, (a) dass er die Schuldverschreibungen, die den Teil seiner Zuteilung ausmachen, nur (i) an Personen, von denen er vernünftigerweise annehmen kann, dass es sich um „qualified institutional buyers“ im Sinne der 144A Regelung des Securities Act handelt – wenn die Transaktion den Anforderungen der 144A Regelung entspricht – oder (ii) in „offshore transactions“ im Sinne und den Anforderungen der Regelung 903 der Regulation S des Securities Acts entsprechend, anbieten und verkaufen wird; (b) dass weder er, seine verbundenen Unternehmen noch jedwede Person, die für ihn oder sie (i) irgendwelche „directed selling efforts“ im Sinne der Regulation S des Securities Acts hinsichtlich der Schuldverschreibungen oder (ii) irgendwelche „general solicitation“ oder „general advertising“ im Sinne der Regelung 502(c) des Securities Act vornimmt, die innerhalb der Vereinigten Staaten oder die auf eine Art und Weise stattfinden, dass ein „public offering“ im Sinne des Paragraphen 4(2) des Securities Act vorliegt.

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

none
keine

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

none
keine

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing Not applicable
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung *Nicht anwendbar*

Placing and Underwriting
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.

Bear, Stearns International Limited
Canary Wharf
London E14 5AD

Dresdner Bank AG London Branch
Riverbank House
2 Swan Lane
London EC4R 3UX

Method of distribution
Vertriebsmethode

☐ Non-syndicated
Nicht syndiziert

☒ Syndicated
Syndiziert

Date of Subscription Agreement *Datum des Subscription Agreements*	8 December 2005 *8. Dezember 2005*

Management Details including form of commitment
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address) *Plazeur / Bankenkonsortiumr (Name und Adresse angeben)*	Bear, Stearns International Limited Canary Wharf London E14 5AD Dresdner Bank AG London Branch Riverbank House 2 Swan Lane London EC4R 3UX

☒ firm commitment
feste Zusage

❑ no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions ***Provisionen***	0.10 per cent. *0,10 %*
Management/Underwriting Commission (specify) *Management- und Übernahmeprovision (angeben)*	0.10 per cent. *0,10 %*
Selling Concession (specify) *Verkaufsprovision (angeben)*	Not applicable *Nicht anwendbar*
Other (specify) *Andere (angeben)*	Not applicable *Nicht anwendbar*
Stabilising Dealer/Manager ***Kursstabilisierender Dealer/Manager***	Dresdner Bank AG London Branch *Dresdner Bank AG London Branch*

Subscription Agreement
Übernahmevertrag

- Date of subscription agreement *Datum des Übernahmevertrags*	8 December 2005 *8. Dezember 2005*

- General features of the subscription agreement (including the quotas)
Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)

- Appointment of the Managers to purchase the Pfandbrief
- *Ernennung der Manager, die Pfandbriefe zu erwerben*

- Obligation of the Issuer to issue Pfandbriefe
- *Verpflichtung des Emittenten, Pfandbriefe zu begeben*

- Agreements with respect to the purchase price
- *Vereinbarungen über den Kaufpreis*

- Quotas of the Managers
- *Quoten der Manager*

- Selling Restrictions
- *Verkaufsbeschränkungen*

Listing(s) ***Börsenzulassung(en)***	Yes *Ja*

☒ Luxembourg
Luxemburg

☒ Regulated Market "*Bourse de Luxembourg*"

❑ Euro MTF

❑ Düsseldorf

❑ Other (insert details) *sonstige (Einzelheiten einfügen)*	Not applicable *Nicht anwendbar*
Date of admission	envisaged 8 December 2005

Termin der Zulassung	*angestrebt 8. Dezember 2005*
Estimate of the total expenses related to admission to trading	EUR 2,000
Geschätzte Gesamtkosten für die Zulassung zum Handel	*EUR 2.000*

Regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
Angabe geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

❑ Luxembourg (Bourse de Luxembourg)
Luxemburg (Bourse de Luxembourg)

❑ Düsseldorf

❑ Other (insert details) — Not applicable
Andere (Einzelheiten einfügen) — *Nicht anwendbar*

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment
Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

☒ Not applicable
Nicht anwendbar

Rating	Applied for
Rating	*Beantragt*
Other relevant terms and conditions (specify)	Not applicable
Andere relevante Bestimmungen (einfügen)	*Nicht anwendbar*

Listing:
Börsenzulassung:

The above Final Terms comprise the details required to list this issue of Pfandbriefe pursuant to the € 20,000,000,000 Essenhyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 8 December 2005).
Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Pfandbriefen unter dem € 20.000.000.000 Essenhyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 8. Dezember 2005) erforderlich sind.

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt „Responsibility Statement" auf Seite 3 des Prospekts bestimmt.

Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, daß diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten ausgelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____
[Name & title of signatory]
[Name und Titel des Unterzeichnenden]

6 December 2005
6. Dezember 2005

Final Terms
Endgültige Bedingungen

Euro 1,000,000,000 Floating Rate Public-Sector Pfandbriefe due 8 June 2007
issued pursuant to the

Euro 1.000.000.000 variable verzinsliche Öffentliche Pfandbriefe fällig am 8. Juni 2007
begeben aufgrund des

Euro 20,000,000,000
Essenhyp Debt Issuance Programme

dated 31 October 2005
datiert 31. Oktober 2005

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100.0679 per cent.
Ausgabepreis: 100,0679%

Issue Date: 7 December 2005
Valutierungstag: 7. Dezember 2005

Series No: HBE0FD
Serien Nr.: HBE0FD

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the euro 20,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 31 October 2005 (the "**Prospectus**") and these Final Terms. The Prospectus is available for viewing in electronic form at the website of the Luxembourg Stock Exchange (www.bourse.lu) and at the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.

*Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 20.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das „Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverscheibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 31. Oktober 2005 über das Programm (der „**Prospekt**") zusammengenommen werden. Der Prospekt kann auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.*

I. TERMS AND CONDITIONS
I. EMISSIONSBEDINGUNGEN

This part of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised Terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

Dieser Teil der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die „Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die „Bedingungen") gestrichen.

PART I.A. Notes other than Participation Certificates
TEIL I.A. Schuldverschreibungen, die keine Genußscheine sind

Issuer
Emittentin

Hypothekenbank in Essen Aktiengesellschaft

Form of Conditions
Form der Bedingungen

☒ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☒ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency *Festgelegte Währung*	Euro ("EUR") *Euro ("EUR")*
Aggregate Principal Amount *Gesamtnennbetrag*	EUR 1,000,000,000 *EUR 1.000.000.000*
Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	EUR 50,000 *EUR 50.000*
Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	EUR 20,000 *EUR 20.000*

Form
Form

☐ **Notes**
Schuldverschreibungen

☒ **Pfandbriefe**

- ☐ Mortgage Pfandbriefe
  Hypothekenpfandbriefe

- ☒ Public-Sector Pfandbriefe
  Öffentliche Pfandbriefe

☒ **TEFRA C**
TEFRA C

- ☒ Permanent Global Note
  Dauerglobalurkunde

- ☐ Temporary Global Note exchangeable for:
  Vorläufige Globalurkunde austauschbar gegen:

  - ☐ Definitive Notes
    Einzelurkunden

☐ **TEFRA D**
TEFRA D

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

- ☐ Permanent Global Note
  Dauerglobalurkunde

- ☐ Definitive Notes
  Einzelurkunden

☐ **Neither TEFRA D nor TEFRA C**
Weder TEFRA D noch TEFRA C

☐ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

Definitive Notes **No**
Einzelurkunden ***Nein***

☐ Coupons
Zinsscheine

☐ Talons
Talons

☐ Receipts
Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System

☒ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

☒ Euroclear Bank S.A./N.V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

☒ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ Other – (specify)
sonstige (angeben)

STATUS (§ 2)
STATUS (§ 2)

☐ Unsubordinated
Nicht-nachrangig

☐ Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

☐ **Fixed Rate Notes**
Festverzinsliche Schuldverschreibungen
Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

Interest Commencement Date [ ]
Verzinsungsbeginn

Rate of Interest *Zinssatz*	[ ] per cent. per annum *[ ]% per annum*
fixed Interest Payment Date(s) *feste(r) Zinszahlungstag(e)*	[ ] in each year [ ] in jedem Jahr
First Interest Payment Date *Erster Zinszahlungstag*	[ ]
Initial Broken Amount(s) (per specified denomination) *Anfängliche(r) Bruchteilzinsbetrag(-beträge)(für jede festgelegte Stückelung)*	[ ]
Fixed Interest Date preceding the Maturity Date *Festzinstermin, der dem Fälligkeitstag vorangeht*	[ ]
Final Broken Amount(s) (per specified denomination) *Abschließende(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)*	[ ]

☒ **Floating Rate Notes**
Variabel verzinsliche Schuldverschreibungen
Interest Payment Dates
Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	7 December 2005 *7. Dezember 2005*
Specified Interest Payment Dates	8 January and 8 July in each year, commencing from and including 8 July 2006 to and including the Maturity Date. There will be a long first coupon to be paid on 8 July 2006 on the basis of an interpolation between the 7 month EURIBOR rate and the 8 month EURIBOR rate. There will be a short last coupon to be paid on the Maturity Date on the basis of the 5 month EURIBOR rate.
Festgelegte Zinszahlungstage	*8. Januar und 8. Juli eines jeden Jahres; beginnend am 8. Juli 2006 (einschließlich) bis zum Fälligkeitstag (einschließlich). Es gibt einen ersten langen Kupon zahlbar am 8. Juli 2006 auf der Basis der Interpolation zwischen der 7 Monats EURIBOR Rate und der 8 Monats EURIBOR Rate. Es gibt einen letzten kurzen Kupon zahlbar am Fälligkeitstag auf Basis der 5 Monats EURIBOR .*
Specified Interest Period(s) *Festgelegte Zinsperiode(n)*	6 months *6 Monate*

Business Day Convention
Geschäftstagskonvention

☒ Modified Following Business Day Convention
Modifizierte folgender Geschäftstag-Konvention

☐ FRN Convention (specify period(s)
FRN Konvention (Zeitraum angeben)

☐ Following Business Day Convention
Folgender Geschäftstag-Konvention

☐ Preceding Business Day Convention
Vorangegangener Geschäftstag-Konvention

Relevant Financial Centres — TARGET
Relevante Finanzzentren — *TARGET*

Rate of Interest
Zinssatz

☒ Screen Rate Determination
Bildschirmfeststellung

☒ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)
EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/Interbanken-Markt in der Euro-Zone)

Screen page — Telerate page 248
Bildschirmseite — *Telerate Seite 248*

☐ LIBOR (London time/London Business Day London Interbank Market)
LIBOR (Londoner Ortszeit/Londoner Geschäftstag/Londoner Interbanken-Markt)

Screen page
Bildschirmseite

☐ Other (specify)
Sonstige (angeben)

Screen page
Bildschirmseite

☐ Formula
Formel
(set forth details in full here or in an attachment)
(*Einzelheiten hier oder in einer Anlage einfügen*)

Reference Banks (if other than as specified in § 3(2)) (specify)
Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

☐ ISDA Determination
ISDA-Feststellung

☐ Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions))
Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))

Margin 0.00 per cent. per annum
Marge *0,00 % per annum*

☐ plus
plus

☐ minus
minus

Interest Determination Date
Zinsfestlegungstag

☒ second Business Day prior to commencement of Interest Period
zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode

☐ first day of each Interest Period
erster Tag der jeweiligen Zinsperiode

☐ other (specify)
sonstige (angeben)

Minimum and Maximum Rate of Interest
Mindest- und Höchstzinssatz

☐ Minimum Rate of Interest [ ] per cent. per annum
Mindestzinssatz *[ ] % per annum*

☐ Maximum Rate of Interest [ ] per cent. per annum
Höchstzinssatz *[ ] % per annum*

☐ **Zero Coupon Notes**
Nullkupon-Schuldverschreibungen

Accrual of Interest
Auflaufende Zinsen

Amortisation Yield [ ]
Emissionsrendite

☐ **Dual Currency Notes** [ ]
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest/fall-back provisions))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Zinsbeträgen/Ausweichbestimmungen))

☐	**Instalment Notes** ***Raten-Schuldverschreibungen*** (set forth details in full here) *(Einzelheiten einfügen)*	[ ]
☐	**Index-linked Notes** ***Indexierte Schuldverschreibungen*** (set forth details in full here (including index/formula, basis for calculating interest, a description of any market disruption or settlement disruption events and adjustment rules with relation to events concerning the underlying)) *(Einzelheiten einfügen (einschließlich des Index/der Formel, der Grundlagen für die Berechnung der Zinsbeträge sowie Beschreibung etwaiger Störungen des Markets oder bei der Abrechnung, die den Basiswert beeinflussen und Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))*	[ ]
☐	**Credit-linked Notes** ***Credit-linked Notes*** (set forth details in full here (including basis for calculating interest and fall back provisions)) *(Einzelheiten einfügen (einschließlich der Grundlagen für die Berechnung der Zinsbeträge sowie Ausweichbestimmungen))*	[ ]
☐	**other structured Notes** ***andere strukturierte Schuldverschreibungen*** (set forth details in full here (including fall back provisions, if applicable and the relevant reference date is not available)) (Einzelheiten einfügen (einschließlich Ausweichbestimmungen, wenn anwendbar und der maßgebliche Referenzsatz nicht verfügbar ist))	[ ]

Day Count Fraction
Zinstagequotient

☐ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☒ Actual/360, adjusted

☐ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) *Relevante(s) Finanzzentren(um) (alle angeben)*	TARGET *TARGET*

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

☒	**Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes** ***Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen***	
☒	Maturity Date *Fälligkeitstag*	8 June 2007 *8. Juni 2007*
☒	Redemption Month *Rückzahlungsmonat*	June 2007 *Juni 2007*
☒	Final Redemption Amount *Rückzahlungsbetrag*	Par *Par*
☒	Principal amount *Nennbetrag*	
☐	Final Redemption Amount (per specified denomination) *Rückzahlungsbetrag (für jede festgelegte Stückelung)*	
☐	**Instalment Notes** ***Raten-Schuldverschreibungen*** Instalment Date(s) *Ratenzahlungstermin (e)* Instalment Amount(s) *Rate(n)*	

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuelichen Gründen***	No *Nein*
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	No *Nein*
Minimum Redemption Amount *Mindestrückzahlungsbetrag*	[ ]
Higher Redemption Amount *Höherer Rückzahlungsbetrag*	[ ]
Call Redemption Date(s) *Wahlrückzahlungstag(e) (Call)*	[ ]
Call Redemption Amount(s) *Wahlrückzahlungsbetrag/-beträge (Call)*	[ ]
Minimum Notice to Holders *Mindestkündigungsfrist*	[ ]

Maximum Notice to Holders *Höchstkündigungsfrist*	[ ]
Early Redemption at the Option of a Holder ***Vorzeitige Rückzahlung nach Wahl des Gläubigers***	No *Nein*
Put Redemption Date(s) *Wahlrückzahlungstag(e) (Put)*	[ ]
Put Redemption Amount(s) *Wahlrückzahlungsbetrag/-beträge (Put)*	[ ]
Minimum Notice to Issuer *Mindestkündigungsfrist*	[ ] days *[ ]Tage*
Maximum Notice to Issuer (never more than 60 days) *Höchstkündigungsfrist (nie mehr als 60 Tage)*	[ ] days *[ ]Tage*
Early Redemption Amount ***Vorzeitiger Rückzahlungsbetrag***	
Zero Coupon Notes: *Nullkupon-Schuldverschreibungen:*	
Reference Price *Referenzpreis*	[ ]

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes
Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind

❑	**Dual Currency Notes** ***Doppelwährungs-Schuldverschreibungen*** (set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions)) *(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))*	[ ]
❑	**Index-linked Notes** ***Indexierte Schuldverschreibungen*** (set forth details in full here) *(Einzelheiten einfügen)*	[ ]
❑	**Credit-linked Notes** ***Credit-linked Schuldverschreibungen*** (set forth details in full here) *(Einzelheiten einfügen)*	[ ]
❑	**other structured Notes** ***andere strukturierte Schuldverschreibungen*** (set forth details in full here) (Einzelheiten einfügen)	[ ]

FISCAL AGENT[[,] [AND] PAYING AGENT[S]] [AND CALCULATION AGENT] (§ 6)
EMISSIONSSTELLE[[,] [UND] ZAHLSTELLE[N]] [UND BERECHNUNGSSTELLE] (§ 6)

Paying Agents
Zahlstellen

☒ Fiscal Agent
Emissionsstelle

☐ Additional Paying Agent(s)/specified office(s) [ ]
Zahlstelle(n)/bezeichnete Geschäftsstelle(n)

☒ Calculation Agent
Berechnungsstelle

- ☒ Yes — Hypothekenbank in Essen Aktiengesellschaft
  Ja — *Hypothekenbank in Essen Aktiengesellschaft*
- ☐ No
  Nein
- ☐ Required location (specify)
  Vorgeschriebenen Ort (angeben)

NOTICES (§ [12])
MITTEILUNGEN (§ [12])

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

☐ London (Financial Times)
London (Financial Times)

☐ Luxembourg (d'Wort)
Luxemburg (d' Wort)

☒ Germany (Börsen-Zeitung)
Deutschland (Börsen-Zeitung)

☐ Other (specify) [ ]
sonstige (angeben)

Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

Stock Exchange [ ]
Börse

Internet Address [ ]
Internetadresse

Governing Law — **German Law**
Anwendbares Recht — ***Deutsches Recht***

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Interest of natural and legal persons involved in the issue/offer	none
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind	*keine*
Reasons for the offer	Refinanzierung
Gründe für das Angebot	*refinance*
Estimated net proceeds	EUR 1,000,000,000
Geschätzter Nettobetrag der Erträge	*EUR 1.000.000.000*
Estimated total expenses of the issue	EUR 1,000
Geschätzte Gesamtkosten der Emission	*EUR 1.000*

Securities Identification Numbers
Wertpapier-Kenn-Nummern

☒ Common Code	023753669
Common Code	*023753669*
☒ ISIN Code	DE000HBE0FD7
ISIN Code	*DE000HBE0FD7*
☒ German Securities Code	HBE0FD
Wertpapier-Kenn-Nummer (WKN)	*HBE0FD*
☐ Any other securities number	
Sonstige Wertpapier-Kenn-Nummer	

Yield
Rendite

Yield
Rendite

Method of calculating the yield
Berechnungsmethode der Rendite

☐ ICMA method: The ICMA methold determines the effective interest rate of notes taking into account accrued interest on a daily basis
ICMA Methode: Die ICMA Metode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

☐ Other methods (specify)
Andere Methoden (angeben)

☐ **Historic Interest Rates**
Zinssätze der Vergangenheit

Details of historic [EURIBOR][LIBOR][OTHER] rates can be obtained from [insert relevant Screen Page]
Einzelheiten der Entwicklung der [EURIBOR][LIBOR][ANDERE] Sätze in der Vergangenheit können abgerufen werden unter [relevante Bildschirmseite einfügen]

☐ Details relating to the Performance of the [Index][Formula][other variable].
Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]

[specify details here (including where information relating to past and future performance and volatility of the index/formula/other variable can be obatined]

[Einzelheiten hier angeben (einschließlich, wo Informationen über die verangene und künftige Weiterentwicklung sowie die Volatilität des Index/der Formel/einer anderen Variablen eingeholt werden können]

Name of index *Bezeichnung des Index*	[ ]
Description of index / Details of where information about index can be obtained *Indexbeschreibung / Angaben, wo Informationen zum Index zu finden sind*	[ ]
Description of interest rate *Beschreibung des Zinssatzes*	[ ]
Other equivalent information regarding the underlying (including, in the case of a basket of underlyings, a disclosure of the relevant weightings of each underlying in the basket) *Sonstige gleichwertigen Informationen bezüglich des Basiswertes (einschließlich, im Falle eines Korbs von Basiswerten, die Angabe der entsprechenden Gewichtungen jedes einzelnen* Basiswertes im Korb)	[ ]

Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident
Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflußt wird, insb. in den Fällen, in denen die Risiken offensichtlich sind

[insert details here]
[Einzelheiten hier einfügen]

Market disruption or settlement disruption events that may affect the underlying
Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen

[insert details here]
[Einzelheiten hier einfügen]

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen

[insert details here]
[Einzelheiten hier einfügen]

☐ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

[specify details here]
[Einzelheiten hier angeben]

Selling Restrictions
Verkaufsbeschränkungen

☒ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☒ TEFRA C
TEFRA C

☐ TEFRA D

TEFRA D

- ☐ Neither TEFRA C nor TEFRA D
  Weder TEFRA C noch TEFRA D
- ☐ Additional Selling Restrictions (specify) — [ ]
  Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.	none
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.	*keine*

Restrictions on the free transferability of the Notes	none
Beschränkungen der freien Übertragbarkeit der Wertpapiere	*keine*

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung

Method of distribution
Vertriebsmethode

- ☐ Non-syndicated
  Nicht syndiziert
- ☒ Syndicated
  Syndiziert

Date of Subscription Agreement
Datum des Subscription Agreements

Management Details including form of commitment
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address) *Plazeur / Bankenkonsortiumr (Name und Adresse angeben)*	Barclays Bank PLC 5 The North Colonnade Canary Wharf GB-London E14 4BB I Goldman Sachs International Peterborough Court 25 133 Fleet Street GB-London EC4A 2BB

- ☒ firm commitment
  feste Zusage
- ☐ no firm commitment/best efforts arrangements
  keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions
Provisionen

Management/Underwriting Commission (specify)
Management- und Übernahmeprovision (angeben)

Selling Concession (specify)
Verkaufsprovision (angeben)

Other (specify)
Andere (angeben)

Stabilising Dealer/Manager ***Kursstabilisierender Dealer/Manager***	None *keiner*
Subscription Agreement ***Übernahmevertrag***	[ ]
- Date of subscription agreement *Datum des Übernahmevertrags*	[ ]

- General features of the subscription agreement (including the quotas)
  Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)

Listing(s) ***Börsenzulassung(en)***	Yes *Ja*

❑ Luxembourg
Luxemburg

❑ Regulated Market "*Bourse de Luxembourg*"

❑ Euro MTF

☒ Düsseldorf

❑ Other (insert details)
sonstige (Einzelheiten einfügen)

Date of admission ***Termin der Zulassung***	7 December 2005 *7. Dezember 2005*

Estimate of the total expenses related to admission to trading
Geschätzte Gesamtkosten für die Zulassung zum Handel

Regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
Angabe geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

❑ Luxembourg (Bourse de Luxembourg)
Luxemburg (Bourse de Luxembourg)

❑ Düsseldorf

❑ Other (insert details) [ ]
Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment

Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

☒ Not applicable
Nicht anwendbar

Rating
Rating

Other relevant terms and conditions (specify) [ ]
Andere relevante Bestimmungen (einfügen)

Listing:
Börsenzulassung:

The above Final Terms comprise the details required to list this issue of Pfandbriefe pursuant to the € 20,000,000,000 Essenhyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 7 December 2005).
Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Pfandbriefen unter dem € 20.000.000.000 Essenhyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 7. Dezember 2005) erforderlich sind.

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt „Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, daß diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten ausgelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____
[Name & title of signatory]
[Name und Titel des Unterzeichnenden]

Financial Reports

Annual Reports / Interim Reports

On this site you will find all the relevant facts and figures of the Hypothekenbank in Essen AG. *Our annual reports include, for instance,* the balance sheet, the profit and loss account and the operating result of the corresponding year. You will also find the management report with much additional information concerning the general economic situation, the bank, its work and its projects. For current information please refer to our Interim Reports of the present year.

- Annual Report 2004 (English version) pdf
- **Press Release Annual Report 2004 (English version) pdf**

- Annual Report 2003 (English version) pdf
- **Press Release Annual Report 2003 (English version) pdf**

- Annual Report 2002 (English version) pdf
- Press Release Annual Report (English version) pdf

- Annual Report 2001 (English version) pdf
- **Press Release Annual Report (English version) pdf**

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vdp-Pfandbrief Curve



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November 2005
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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank's credit ratings to long-term A with stable outlook from A- *and* short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody's upgraded the

rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

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Financial Reports

Financial Calendar 2006

Key Dates 2006

March 23, 2006	Annual General Meeting and (Supervisory Board) Meeting on the 2005 Annual Accounts
March 24, 2006	Press Conference on the 2005 Annual Accounts and publication of the German version of our 2005 Annual Report
May 2006	Publication of the English version of our 2005 Annual Report
Mid-August 2006	Interim Report as of June 30, 2006
Mid-November 2006	Interim Report as of September 30, 2006

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vdp-Pfandbrief Curve



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Credit Research
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November 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» **more** (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

ESSEN HYP

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These items are available:

- ☐ Annual Report 2004 English **(Download as PDF)**
- ☐ Annual Report 2004 German **(Download as PDF)**
- ☐ Annual Report 2003 English **(Download as PDF)**
- ☐ Annual Report 2003 German **(Download as PDF)**
- ☐ Annual Report 2002 English **(Download as PDF)**
- ☐ Annual Report 2002 German **(Download as PDF)**
- ☐ Annual Report 2001 English **(Download as PDF)**
- ☐ Annual Report 2001 German **(Download as PDF)**
- ☐ Annual Report 2000 English **(Download as PDF)**
- ☐ Annual Report 2000 German **(Download as PDF)**

Please forward this order to:

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vdp-Pfandbrief Curve



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» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

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rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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International Real Estate Finance

Europe and North America

Whether office buildings or shopping malls – real estate financing has become a global business. Major first-class projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for banking partners who are familiar with the highly complex real estate business. Developing successful strategies that ensure maximum planning security requires the expertise of specialists. And these specialists are at your disposal at Hypothekenbank in Essen AG (Essen Hyp) – because our real estate markets are global.

Bringing in their knowledge of the individual countries and real estate market segments, our experts from various departments will, together with you, work out a tailored and innovative financing structure for your project – for existing properties and future investments alike. Available options include loan volumes from ten million euros (or the equivalent amount in foreign currencies) to several hundred million euros, terms of up to 10 years or more, fixed or floating interest rates. Essen Hyp participates in loan syndicates, but is also prepared to act as a stand-alone lender. We will accompany your project right from the start. Further to our expertise, we offer you a committed team and competitive loan terms: as a mortgage bank, Essen Hyp is entitled to issue *Pfandbriefe* and thus benefits from excellent funding opportunities.

Your partner for international real estate projects.
In addition to mortgage lending in Germany, our core activity is the granting of loans on the West European and North American real estate markets, mainly concentrating on Great Britain, France, Belgium, the Netherlands, Spain, Switzerland, the United States and Canada. Essen Hyp is thus active on the world's most important real estate markets.

Download Brochure (PDF)
"In the Spotlight: International Real Estate Projects"



Morrison Street,
Edinburgh, Scotland

"The Exchange" is an up-and-coming office district in the center of Edinburgh. Essen Hyp participates in the financing of a state-of-the-art administrative building with a total office area of 50,000 sqm. The project was completed in 2001.

We are particularly interested in properties that benefit from a good location in major West European and North American cities. By providing the necessary funds and developing loan structures that are tailored to the borrowers' specific requirements, we make an active contribution to the successful realization of each individual transaction. In addition to this, we are also prepared to support regional real estate projects.

Capable of dealing with selected projects.
The properties that interest us most are office buildings, logistics centers, shopping malls (provided that they are located in the catchment area of major cities and benefit from low vacancy rates) and multi-tenant residential properties. A particular focus is on existing properties that are fully let under long-term leases and to tenants of good standing. Our customers include leading national investors as well as well-known international borrowers who are active on international, national or regional real estate markets.


Arc de Seine, Paris

This office building in whose financing Essen Hyp is involved is located south west of the city center of Paris. It was completed in 2001 and offers a total floor area of 45,151 sqm.

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International Real Estate Finance

Borrower-specific financing structures

Borrower-specific financing structures.
Essen Hyp's international mortgage lending activities are bundled at our International Property Financing Desk. Our committed and efficient team will advice you of all relevant facts and decisions within a short period of time, so that you can put your plans into practice without delay. A basic decision will be made within a few days after receiving an enquiry for a loan. Having obtained and reviewed all documents needed for decision-making, we will issue an irrevocable lending commitment within a period of time agreed with you. The entire financing transaction – from counseling via loan commitment and disbursement to full redemption – will be accompanied by one particular internal expert who is familiar with all project-specific requirements and will always be at your disposal.

We are currently expanding our network of international representative offices so that you can additionally benefit from local contact partners. Establishing and maintaining fruitful and long-lasting customer relations always is the main objective of our efforts.

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"



City Point, London

With 37 floors, the City Point Tower is the second highest building in the City of London, benefiting from an excellent location. Essen Hyp participates as a syndicate partner in the financing of this property which was reopened in 1998. The building offers a total office area of 54,000 sqm, retail units totaling 4,700 sqm and storage space of 8,200 sqm.



Milton & Shire, London

Built in 1996, this office building is located on the northern edge of the City of London. Essen Hyp arranged the financing of an effective floor area totaling 42,500 sqm, with offices accounting for 39,800 sqm of this figure.

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International Real Estate Finance

Specialist knowledge

Quality is the key to success.
We see our task in providing you with specialist knowledge to ensure the long-term success of your project. Our credit decision is based on the in-depth analysis and evaluation of all risks that are inherent in a transaction. Important factors to be looked at are the state of the property, location, investment profitability and tenant credit quality. Each property to be financed is appraised by our internal appraisers or by external specialists who are based in the region concerned and have to give evidence of their qualification and their experience with regard to the respective property type. The question as to whether a property can be used for multiple purposes and the cash flows from rental income are the most important parameters in our project analyses. We are only prepared to accept a loan transaction if our analysis comes to the conclusion that the project meets our high requirements for profitability and safety and that the risks are calculable over the long term.

The standard securities we require for providing a loan include a first-ranking mortgage over the property, the assignment of rental income and insurance proceeds and, in certain cases, additional securities to be agreed individually.

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"


Long Acre, London

In Central London, a few steps from the famous Covent Garden, Essen Hyp participates as a syndicate partner in the financing of an office building (total office area of 18,000 sqm), which will be fully restored by 2003. All offices will allow a flexible room shaping and design, thus meeting the needs of first-class companies with specific requirements.

ESSEN HYP

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International Real Estate Finance

Contacts

▷ Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"

Thomas Link has been working as an attorney in the international real estate business for several years. Based on this expertise, he is tasked with the systematic project analysis and smooth handling of transactions. As Relationship Manager, he maintains close contact with customers and partners, as well as with external law firms and appraisers. In order to ensure a functioning workflow he acts as the intermediary between all parties involved in the loan process.



▷ Thomas Link

Rainer Polenz has been living and working in London for more than 20 years. In his function as the Head of Department of a German bank, he gained a deep understanding of the UK real estate market. Mr. Polenz now heads Essen Hyp's UK representative office. He is in charge of customer relations and product marketing, establishing and maintaining close contacts with the national and international banks that are active on the UK real estate market. In addition, he monitors the development of the projects in which Essen Hyp is involved.



▷ Rainer Polenz

Assem El Alami worked as an attorney in Berlin before being employed as an in-house counsel by a German mortgage bank. He made a substantial contribution to the setting up of the bank's international financing business. Having been appointed head of the bank's representative office in Paris, he assumed responsibility for real estate financing in France and

Spain. Now with Essen Hyp, he heads our bank's representative office and is our specialist for the French real estate market.



▷ **Assem El Alami**

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10 Successful Years in Retrospect

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Success needs far-sightedness

Success needs far-sightedness - guided by this motto, Hypothekenbank in Essen AG, which was founded in 1987, has become one of the leading mortgage banks in Germany within just one decade. The bank's business activities basically rest on two pillars: the granting of public-sector and mortgage loans. Our mortgage lending activities range from the extension of retail loans to finance detached or semi-detached houses or owned flats in Germany to the financing of large commercial properties on the domestic market, as well as abroad. To refinance these lending activities Essen Hyp is active on the national and international capital markets. In this context, one of our key objectives is to increase the popularity of our most important funding instrument, the Pfandbrief, with national and international investors. The fact that we have been awarded excellent ratings from the three leading rating agencies is just one proof of the quality of our work. Essen Hyp's most important shareholder is the Commerzbank AG.

You can find more detailed information on our bank, its management and its business activities on the following pages. Should you have any further questions please feel free to **contact** us and we will be happy to provide you with any information you require.

▷ 15 Years of Hypothekenbank in Essen AG

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» www.essenhyp.de

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vdp-Pfandbrief Curve



» more

Credit Research
Last update
November 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» **more** (PDF)

Economic and Interest Rate Outlook G3
» **more**

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » **more**

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» **more**

Investor relations

Corporate Governance Code of Hypothekenbank in Essen AG

The German Corporate Governance Code Commission set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The shares of Essen Hyp are not listed on a stock exchange. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp

Nevertheless, and in view of maximum transparency, Essen Hyp expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Essen Hyp complies with most of the requirements set out in the German Corporate Governance Code. Given that Essen Hyp's shares are not listed on a stock exchange and that the bank is thus not in a position to satisfy those requirements of the Code that are mandatory for listed companies, the bank does not expressly state which recommendations of the Corporate Governance Code are not complied with for this reason.

▷ **Declaration of Compliance with the German Corporate Governance Code** (PDF)
▷ **Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft** (PDF)

vdp-Pfandbrief Curve



» more

Credit Research
Last update
November 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» **more** (PDF)

Economic and Interest Rate Outlook G3
» **more**

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » **more**

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» **more**

Declaration of Compliance with the German Corporate Governance Code pursuant to Section 161 of the German Stock Corporation Act (*AktG*)

Preliminary remark: The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or the "bank") are not listed on a stock exchange. At present, the Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. This explains why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft complies with the recommendations of the German Governance Code Commission, announced in the official section of the electronic Federal Gazette (*Bundesanzeiger*) on May 21, 2003, except for those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not produce consolidated accounts, and except also for the following recommendations:

Pursuant to Section 2.3.2 the bank shall inform all domestic and foreign shareholders, shareholders' associations and financial services' providers, who, in the preceding 12 months, have requested such notification, of the convening of the General Meeting, and shall provide them with the convention documents upon request, also using electronic channels. The shares of Hypothekenbank in Essen Aktiengesellschaft are not listed on a stock exchange. Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: the Commerzbank Aktiengesellschaft and the Schuppli Group. All shareholders are known to the bank. This is why Essen Hyp makes use of the simplifications as regards the invitation to and convening of General Meetings laid down in the German Stock Corporation Act (*AktG*). Thus, Essen Hyp does not announce its General Meetings externally, e.g. in the Federal Gazette (*Bundesanzeiger*), and, contrary to the provisions laid down in Section 2.3.1, the agenda and the reports and documents required for the General Meeting are not published on Essen Hyp's company website.

Given that both shareholders are represented in the Supervisory Board and in the Presiding Committee as the committee responsible for the employment contracts of the members of the Board of Managing Directors, the Supervisory Board does not discuss and review the structure of the Board's compensation system as laid down in Section 4.2.2.

Contrary to Section 4.2.4 the information and figures on the compensation of the members of the Board of Managing Directors are not individualized.

Pursuant to Section 5.3.2 the Supervisory Board shall set up an Audit Committee which, in particular, handles issues of accounting and risk management. Given that the Supervisory Board of Essen Hyp is composed of not more than 6 members, the Board refrained from setting up such an Audit Committee. Risk management issues are the responsibility of the Risk Committee of the Supervisory Board, which also deals with the bank's market, liquidity, credit, counterparty and operational risks, as well as with any other risks that do not belong to any of the mentioned risk categories. Issues relating to the annual audit are addressed by the Supervisory Board itself.

Due to our bank's shareholder structure we have refrained from specifying an age limit within the meaning of Section 5.4.1.

Contrary to Section 5.4.5 the information and figures on the compensation of the members of the Supervisory Board are not individualized.

Given that all shareholders carrying voting rights are directly or indirectly represented in the Supervisory Board, conflicts of interest are dealt with exclusively within the Supervisory Board in accordance with Section 5.5.2. Contrary to Section 5.5.3 the General Meeting is not informed about such conflicts of interest.

Given that no shares of Essen Hyp are in free flow or listed on a stock exchange, and that the bank does not have any stock option programs or comparable incentives in place, the provisions laid down in Sections 4.2.3, 6.6 and 7.1.3 of the German Corporate Governance Code are not relevant to Essen Hyp.

As long as Hypothekenbank in Essen Aktiengesellschaft compiles its Annual Accounts in accordance with the provisions of the German Commercial Code (*HGB*), it will not pass information to third parties by means of Annual Reports or Interim Reports compiled in accordance with the International Accounting Standards (IAS), as stipulated in Section 7.1.1. Apart from the Annual Accounts and Interim Reports, the two shareholder groups of the company receive additional information during the Supervisory Board meetings, so that the above reports are not the only source of information available to them.

Essen, March 17, 2005

The Board of Managing Directors — The Supervisory Board

Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft, Essen

1 Preamble

1.1 Implementation of the German Corporate Governance Code.

The German Corporate Governance Code Commission (the "Code Commission") set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The German Corporate Governance Code contains the following three elements:

- a presentation of applicable law
- recommendations of the Code Commission regarding the management and supervision of companies
- suggestions

This Code of best practice, as amended on May 21, 2003, has been officially published by the Federal Ministry of Justice, and is complemented by a provision in the German Stock Corporation Act (*AktG*) pursuant to which the Board of Managing Directors and the Supervisory Board of listed stock corporations (*Aktiengesellschaften*) are required to declare every year whether these recommendations were complied with and which recommendations were not applied (the "comply-or-explain declaration").

The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or the "bank") are not listed on a stock exchange. At present, Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft (hereinafter referred to as the "Code") complies with the requirements set out in the German Corporate Governance Code, except from those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not set up consolidated accounts.

The Code clarifies the rights of shareholders who provide Essen Hyp with the necessary equity capital and bear the entrepreneurial risk. At the same time, it presents the rules set out in the Articles of Association and the rules of procedure for the Supervisory Board and the Board of Managing Directors.

1.2 Board system of Hypothekenbank in Essen Aktiengesellschaft

A dual board system is prescribed by law for Hypothekenbank in Essen Aktiengesellschaft as a German stock corporation.

The Board of Managing Directors is responsible for managing the company. Its members are jointly accountable for the management of the company, whereby the individual members are responsible for the areas assigned to them within the framework of Board resolutions. The chairman of the Board of Managing Directors co-ordinates the work of the Board members. Subject to certain legal provisions, such as Section 15 of the German Banking Act (*KWG*), Board resolutions are passed with the majority of votes cast.

The Supervisory Board appoints, supervises and advises the members of the Board of Managing Directors and is directly involved in decisions of fundamental importance to the company. The chairman of the Supervisory Board co-ordinates the work of the Supervisory Board.

Two thirds of the members of the Supervisory Board are elected by the shareholders at the General Meeting. The two remaining members of the Supervisory Board are staff representatives who are elected by the bank's employees at a secret ballot. The chairman of the Supervisory Board is appointed by the Commerzbank Aktiengesellschaft, being the majority shareholder. His deputy is appointed by the minority shareholder. Subject to certain legal provisions, Supervisory Board resolutions are passed with the majority of votes cast. In the case of a tie – also at elections – the chairman of the meeting has the casting vote. Both, the representatives elected by the shareholders and the staff representatives are obliged to act in the company's best interests.

The company's accounting follows the 'true and fair view' principle and presents a view of the company's net assets, financial position and earnings situation that corresponds to the actual circumstances.

As a rule this Code will be reviewed and, if necessary, adjusted once a year in the light of national and international developments and changes within the company.

2 Shareholders and General Meeting

2.1 Shareholders

2.1.1 Shareholders exercise their rights at the General Meeting and vote there.

2.1.2 Each share carries one vote. There are no shares with multiple voting rights, preferential voting rights (golden shares) or maximum voting rights.

2.2 General Meeting

2.2.1 The Board of Managing Directors submits the Annual Financial Statements to the General Meeting. The General Meeting decides on the appropriation of profit and the discharge of the acts of the Board of Managing Directors and of the Supervisory Board. It also elects the shareholders' representatives to the Supervisory Board and the auditors.

Furthermore, the General Meeting decides on the Articles of Association, the object of the company, amendments to the Articles of Association and essential corporate measures such as, in particular, inter-company agreements and transformations and the issuance of new shares, convertible bonds, bonds with warrants and profit-sharing certificates, or it authorizes the Board of Managing Directors to issue them with the approval of the Supervisory Board. In addition, the General Meeting decides on the authorization to purchase own shares.

2.2.2 When new shares are issued, shareholders shall have a subscription right reflecting their respective share of the equity capital, unless the General Meeting decides otherwise.

2.2.3 Each shareholder is entitled to participate in the General Meeting, to take the floor on matters on the agenda and to submit materially relevant questions and proposals.

2.2.4 The chairman of the General Meeting shall ensure that the meeting runs smoothly.

2.3 Invitation to the General Meeting, Proxies

2.3.1 The Board of Managing Directors shall convene the General Meeting at least once a year, giving details of the agenda. A quorum of shareholders is entitled to require that a General Meeting be convened and the agenda extended. The Board of Managing Directors shall not only make available the reports and documents that are required by law for the General Meeting, including the Annual Report, during the meeting itself, but also send them to the shareholders on request.

2.3.2 The bank facilitates the personal exercising of shareholders' rights and also assists the shareholders in the use of proxies. The Board of Managing Directors arranges for the appointment of a representative to exercise shareholders' voting rights in accordance with their instructions.

3 Co-operation between the Board of Managing Directors and the Supervisory Board

3.1 The Board of Managing Directors and the Supervisory Board shall co-operate closely to the benefit of the company.

3.2 The Board of Managing Directors co-ordinates the bank's business strategy with the Supervisory Board and discusses the current state of strategy implementation with the Supervisory Board at regular intervals.

3.3 Pursuant to specific provisions set out in the Articles of Association, by the Supervisory Board and in the German Banking Act (*KWG*), transactions of fundamental importance require the approval of the Supervisory Board. These transactions include decisions or measures which fundamentally alter the company's asset, financial or earnings situation, as well as fundamental credit decisions.

3.4 Providing the Supervisory Board with sufficient information is the joint responsibility of the Board of Managing Directors and the Supervisory Board.

The Board of Managing Directors shall inform the Supervisory Board regularly, without delay and comprehensively, about all issues that are relevant to Essen Hyp with regard to planning, business development, the risk situation and risk management. The Board of Managing Directors reports on deviations of the actual plans from previously formulated targets, indicating the reasons for these deviations.

The Supervisory Board specifies the information and reporting duties of the Board of Managing Directors. The reports of the Board of Managing Directors to the Supervisory Board are, as a rule, to be submitted in writing. Documents required for decision-making such as, in particular, the Annual Financial Statements and the Auditors' Report are, to the extent possible, forwarded to the members of the Supervisory Board in due time prior to the meeting.

3.5 Good corporate governance requires an open dialogue between the Board of Managing Directors and the Supervisory Board, as well as amongst the members within the Board of Managing Directors and the Supervisory Board. The strict observance of confidentiality is of paramount importance for this.

All Board members shall ensure that the staff members they employ also comply with the obligation to maintain confidentiality.

3.6 As necessary, the Supervisory Board meets without the Board of Managing Directors.

3.7 In the event of a takeover bid, the Board of Managing Directors and the Supervisory Board of the bank as the target company must submit a statement of their reasoned position so that the shareholders can make an informed decision on the bid.

After the announcement of a takeover bid, the Board of Managing Directors may not take any actions outside the ordinary course of business that could prevent the success of the bid unless the Board of Managing Directors has been authorized by the General Meeting, or the Supervisory Board has given its approval. In making their decisions, the Board of Managing Directors and the Supervisory Board are obliged to act in the best interests of the shareholders and of the company.

3.8 The members of the Board of Managing Directors and the Supervisory Board shall comply with the rules of proper corporate management. If they violate the due care and diligence of a prudent and conscientious member of the Board of Managing Directors or the Supervisory Board, they are liable to the bank for damages.

The bank has taken out a directors' and officers' liability insurance (D&O insurance) policy for the Board of Managing Directors and the Supervisory Board, placed through the majority shareholder, the Commerzbank Aktiengesellschaft. A suitable deductible has been agreed for both the members of the Board of Managing Directors and the members of the Supervisory Board.

3.9 Pursuant to Section 15 of the German Banking Act (*KWG*) the extension of loans from the company to members of the Board of Managing Directors or the Supervisory Board or their relatives (spouses and children who are still minors) requires the unanimous approval of the Board of Managing Directors, as well as the prior consent of the Supervisory Board.

3.10 The Board of Managing Directors and the Supervisory Board shall report in each year's Annual Report on the company's Corporate Governance. This includes the explanation of possible deviations from the recommendations of the German Corporate Governance Code.

4 The Board of Managing Directors

4.1 Tasks and Responsibilities

4.1.1 The Board of Managing Directors is responsible for independently managing the company. In doing so, it is obliged to act in the company's best interests and undertakes to increase the sustainable value of the company.

4.1.2 The Board of Managing Directors develops the company's strategy, co-ordinates it with the Supervisory Board and ensures its implementation.

4.1.3 The Board of Managing Directors shall ensure that all provisions set out by law are complied with.

4.1.4 The Board of Managing Directors ensures appropriate risk management and risk controlling within the company.

4.2 Composition and Compensation

4.2.1 The Board of Managing Directors is composed of several persons and has a chairman. Rules of procedure, which require the approval of the Supervisory Board, govern co-operation within the Board of Managing Directors. The Board of Managing Directors co-operates on a basis of trust with the bank's other bodies and the employee representatives to the benefit of the company.

4.2.2 The compensation of the members of the Board of Managing Directors is fixed by the Presiding Committee of the Supervisory Board at an appropriate amount, based on a performance assessment. Criteria for determining the appropriateness of the compensation are, in particular, the tasks of the respective Board member, his personal performance, the performance of the Board of Managing Directors as a whole, the economic situation, and the performance and future prospects of the bank, taking into account its competitors.

4.2.3 The overall compensation of the members of the Board of Managing Directors is composed of a fixed salary and variable elements. The variable part of the compensation includes result- and performance-linked components and is based on the achievement of the bank's business success, the results of the business segments for which the respective Board member is responsible, and his individual performance. All compensation components must be appropriate, both individually and in total.

4.2.4 The compensation of the members of the Board of Managing Directors is reported in the Notes to the Annual Accounts, broken down into fixed salary and variable components, each in a single sum.

4.3 Conflicts of Interest

4.3.1 During their employment with Essen Hyp, the members of the Board of Managing Directors are subject to a comprehensive non-competition obligation.

4.3.2 In connection with their work, the members of the Board of Managing Directors and employees may neither demand nor accept from third parties payments or other benefits for themselves or for any other person, nor grant unlawful advantages to third parties.

4.3.3 The members of the Board of Managing Directors are bound by the company's best interests. No member of the Board of Managing Directors will pursue personal interests in his decisions, or use business opportunities intended for Essen Hyp for himself.

4.3.4 Each member of the Board of Managing Directors must disclose conflicts of interest to the Supervisory Board without delay and inform the other members of the Board of Managing Directors. All transactions between the company and the members of the Board of Managing Directors, persons they are closely related to or companies they have a personal association with must meet the standards that are customary in the sector. Important transactions require the approval of the Supervisory Board or the Committee responsible according to the rules of procedure of the Supervisory Board.

4.3.5 Sideline activities of the members of the Board of Managing Directors, especially Supervisory Board mandates outside the company, are subject to the approval of the Supervisory Board.

5 The Supervisory Board

5.1 Tasks and Responsibilities

5.1.1 The task of the Supervisory Board is to provide continuous advice to and to monitor the work of the Board of Managing Directors in the management of the company. The Supervisory Board must be involved in all decisions that are of fundamental importance to the company.

5.1.2 The Supervisory Board appoints and dismisses the members of the Board of Managing Directors. Together with the Board of Managing Directors, the Presiding Committee of the Supervisory Board ensures that there is long-term successor planning. The Supervisory Board has delegated the preparations for the appointment of members to the Board of Managing Directors to the Presiding Committee, which also lays down the conditions of the employment contracts, including compensation.

A re-appointment prior to one year before the end of the appointment period with a simultaneous termination of the current appointment may only take place under special circumstances. For members of the Board of Managing Directors there is a fixed age limit of 65 years.

5.1.3 The Supervisory Board has issued rules of procedure.

5.2 Tasks and Powers of the Chairman of the Supervisory Board

The chairman of the Supervisory Board co-ordinates the work within the Supervisory Board and chairs its meetings.

The chairman of the Supervisory Board also chairs the Presiding Committee which, inter alia, deals with the employment contracts of the members of the Board of Managing Directors.

The chairman of the Supervisory Board maintains close contact with the Board of Managing Directors, and with the chairman in particular, in order to discuss the strategy, business development and risk management of the company. The chairman of the Supervisory Board shall, without delay, be informed by the chairman of the Board of Managing Directors of any events material for the assessment of the company's situation and development, or for the management of the company. The chairman of the Supervisory Board shall then inform the Supervisory Board and, as necessary, convene an extraordinary meeting of the Supervisory Board.

5.3 Formation of Committees

5.3.1 Depending on the specific features of the company and the number of Supervisory Board members, the Supervisory Board has formed a Presiding Committee and a Risk Committee from within itself. These two committees serve to increase the efficiency of the Supervisory Board's work and deal with more complex issues. The chairman of each committee regularly reports to the Supervisory Board on the work of the respective committee.

5.3.2 The rules of procedure of the Supervisory Board provide for committees to make decisions in place of the Supervisory Board. The Presiding Committee prepares Supervisory Board meetings, at which personnel decisions are to be made.

5.3.3 The Supervisory Board can delegate other subjects to be handled by one or several committees. These subjects include the strategy of the company, the compensation of the members of the Board of Managing Directors, investments and financing.

5.4 Composition and Compensation

5.4.1 When submitting proposals for the election of Supervisory Board members, care shall be taken that the Supervisory Board, is, at all times, composed of members who, as a whole, have the required knowledge, ability and expertise to properly complete their tasks and are sufficiently independent. Furthermore, the international activities of the company and potential conflicts of interest are taken into account.

5.4.2 To ensure the Supervisory Board's independent advice and supervision of the Board of Managing Directors, not more than one former member of the Board of Managing Directors shall be a member of the Supervisory Board. Moreover, Supervisory Board members shall not hold directorships or similar positions with main competitors of the bank or provide any advisory services to them.

5.4.3 The members of the Supervisory Board shall ensure that they have sufficient time to perform their mandate. Members of the Board of Managing Directors of a listed company shall not accept more than five Supervisory Board mandates in non-group listed companies.

5.4.4 The election or re-election of all Supervisory Board members takes place at the same time, and as a rule for the longest admissible period of office. Elections to replace members are for the remaining period of office of a member of the Supervisory Board who resigns prematurely, or, if the resigning member's period of office was shorter than the regular period of office in accordance with sentence 1 of this Section, up to the end of the period of office of the other members of the Supervisory Board who have been appointed for the longest admissible period of office.

5.4.5 The compensation of the members of the Supervisory Board is specified in the Articles of Association. It is based upon the responsibilities and tasks of the members of the Supervisory Board, as well as the economic situation and performance of the company. Also taken into account are the holding of a chair or deputy chair position in the Supervisory Board, as well as the chairmanship and membership in any Supervisory Board committee.

The members of the Supervisory Board receive fixed as well as performance-related compensation. The latter is based upon the dividend payments to the bank's shareholders..

The compensation of the members of the Supervisory Board is reported in the Notes to the Annual Accounts, broken down according to components, each in a single sum. Should, by way of exception, compensation be paid to the members of the Supervisory Board or advantages extended for services provided individually, in particular, advisory or agency services, these payments are shown separately in the Notes to the Annual Accounts.

5.4.6 If a member of the Supervisory Board has taken part in less than half of the meetings of the Supervisory Board in a financial year, this will be noted in the Report of the Supervisory Board.

5.5 Conflicts of Interest

5.5.1 All members of the Supervisory Board are bound to act in the company's best interests. No member of the Supervisory Board will pursue personal interests in his decisions, or use business opportunities intended for Essen Hyp for himself.

5.5.2 Each member of the Supervisory Board shall inform the chairman of the Supervisory Board of any conflicts of interest, especially those which may result from a consultant or directorship position with clients, suppliers, lenders or other business partners. If necessary, the chairman of the Supervisory Board will then have the Presiding Committee discuss the issue. The chairman of the Supervisory Board shall disclose his own conflicts of interest to the Supervisory Board or the Presiding Committee.

5.5.3 Material and not merely temporary conflicts of interest with respect to the person of a Supervisory Board member shall result in the termination of his mandate.

5.5.4 Advisory and other service agreements between a member of the Supervisory Board and the bank require the Supervisory Board's approval.

5.6 Examination of Efficiency

The Supervisory Board shall examine the efficiency of its activities on a regular basis.

6 Transparency

6.1 The Board of Managing Directors shall disclose without delay any new facts within the company's field of activity that are not known publicly if they are likely to substantially influence the price of the company's listed securities, due to their impact on the asset and financial situation or general business development.

6.2 As soon as the company becomes aware of the fact that an individual acquires, sells or by any other means exceeds or falls short of 5, 10, 25, 50 or 75% of the voting rights in the company, the Board of Managing Directors shall disclose this fact without delay.

6.3 The company's treatment of all shareholders in respect of information shall be the same. The company shall also disclose all new facts made known to financial analysts and similar addressees to its shareholders without delay.

6.4 The company shall use suitable communication media, such as the internet, to inform shareholders and investors in a prompt and uniform manner.

6.5 Any information which the company discloses abroad in compliance with applicable capital market law provisions will also be disclosed domestically without delay.

6.6 As part of the bank's regular information policy, the dates of its most important regular publications (including the Annual Report, Interim Reports, General Meeting) are published sufficiently in advance in a 'financial calendar'.

6.7 Any information on the company disclosed by Essen Hyp shall also be published on the bank's website. The website shall have a clear structure.

7.1 Reporting

7.1.1 Third parties receive their information through the Annual Financial Statements. During the financial year, they receive additional information in the form of interim reports that are published at the end of the second and third quarters. The Annual Financial Statements and Interim Reports are prepared according to national legislation, i.e. the provisions set out in the German Commercial Code (*HGB*), which also form the basis for taxation.

7.1.2 The Annual Financial Statements are prepared by the Board of Managing Directors and examined by the auditors and the Supervisory Board. The Annual Financial Statements shall be publicly accessible within 90 days of the end of the financial year; Interim Reports shall be publicly accessible within 45 days of the end of the reporting period.

7.1.3 The company publishes a list of third party companies in which it has a participating interest that is not of minor importance for the company. The trading portfolios of the bank, on which voting rights are not exercised, are disregarded in this context. In accordance with the German Commercial Code (*HGB*) the following information is provided in the bank's Annual Accounts: name and registered office of the company, the amount of the interest, the amount of equity and the operating result of the past financial year.

7.1.4 Notes on the relationships with shareholders who are considered 'related parties' pursuant to the applicable accounting regulations, shall be provided in the Annual Financial Statements.

7.2 Audit of the Annual Financial Statements

7.2.1 Prior to submitting a proposal for election, the Supervisory Board will obtain a statement from the proposed auditor stating whether, and where applicable, which professional, financial and other relationships exist between the auditor and its executive bodies and head auditors on the one hand, and the company and its Board members on the other hand, that could call its independence into question. This statement shall include the extent to which other services were performed for the company in the past year, especially in the field of consultancy, or which are contracted for the following year.

The Supervisory Board agrees with the auditor that the chairman of the Supervisory Board will be informed immediately of any grounds for disqualification or partiality occurring during the audit, unless such grounds are removed immediately.

7.2.2 The Supervisory Board shall commission the auditor to carry out the audit and conclude an agreement on the latter's fee.

7.2.3 The Supervisory Board shall arrange for the auditor to report on all facts and events of importance for the tasks of the Supervisory Board which arise during the performance of the audit.

The Supervisory Board shall arrange for the auditor to inform it and/or note in the Auditors' Report if, during the performance of the audit, the auditor comes across facts which show a misstatement by the Board of Managing Directors and Supervisory Board on the Corporate Governance Code.

7.2.4 The auditor takes part in the Supervisory Board's deliberations on the Annual Financial Statements and reports on the relevant results of the audit. He is available to answer the questions the members of the Supervisory Board may have.

ESSEN HYP

Company

10 Successful Years in Retrospect

Figures in Euro m, year-end balance *)	1987	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
Claims outstanding:												
Mortgage loans	108	1,295	1,386	1,565	1,715	1,827	1,841	2,271	3,003	4,290	5,822	7,258
Public-sector loans	603	8,282	13,505	21,675	29,389	35,873	39,810	36,097	36,841	35,870	34,764	33,102
Bonds and notes **)	31	976	2,142	1,022	2,689	5,918	10,701	16,493	24,349	24,286	25,179	30,588
Other claims	0	491	174	461	672	888	1,591	2,415	2,703	4,035	5,647	5,047
Bonds and notes issued:												
Mortgage *Pfandbriefe*	39	869	977	1,176	1,219	1,087	1,078	1,272	1,305	1,884	2,703	4,173
Public-sector *Pfandbriefe*	819	8,960	14,160	21,438	30,077	38,684	48,379	47,015	54,519	50,738	51,477	52,571
Other bonds and notes / other liabilities	0	1,316	2,031	2,192	3,418	4,872	5,281	9,170	12,182	16,855	18,452	20,855
New lending commitments:												
Mortgage loans	135	166	329	427	266	415	574	1,216	1,366	1,627	2,517	1,956
Public-sector loans	875	2,735	8,719	10,124	14,238	14,856	16,706	13,714	5,297	4,235	7,148	4,538
Bonds and notes**)	31	438	1,547	1,306	2,907	4,518	6,771	12,494	16,632	12,420	8,016	10,541

Capital and reserves:												
Subscribed capital and reserves***)	41	157	260	265	311	377	454	426	554	554	584	654
Profit-sharing capital	0	36	54	54	129	187	243	255	279	284	324	319
Subordinated liabilities	0	33	130	130	155	189	244	244	298	297	348	358
Balance-sheet total:	1,103	11,441	17,734	25,393	35,471	45,596	55,905	58,771	69,553	70,979	74,299	79,461
Net interest and commission income:	5.0	48.9	74.3	98.9	125.8	149.9	168.6	161.2	170.9	187.5	213.5	234.8
General operating expenses:												
Personnel expenses	0.8	5.0	6.2	6.9	8.4	8.0	9.3	9.8	10.6	10.8	12.1	13.7
Other administrative expenses	0.7	2.6	3.7	4.6	5.9	7.1	8.2	8.9	9.5	9.4	11.2	11.0
Depreciation on and value adjustments to intangible and fixed assets	0.1	1.9	3.3	2.2	1.6	1.5	3.2	3.5	3.4	3.0	2.2	13.0
Operating result:	5.1	23.9	42.0	55.5	78.4	105.7	120.2	98.5	108.1	112.3	118.6	128.6
Net income for the year:	3.1	13.1	20.5	26.9	38.7	53.0	64.8	66.7	72.3	76.2	81.2	91.0
Allocation to revenue reserves:	3.1	0	5.1	5.1	15.3	25.6	33.2	0	0.0	0.0	0.0	0.0
Total distribution:	0.0	13.1	15.3	21.8	23.3	27.4	31.6	66.7	72.3	76.2	81.2	91.0

Notes:*) up to 1991 acc. to old accounting regulations
**) Since April 1, 1998 securities of public and public-sector issuers can be taken into ordinary cover. Figures without bonds issued by Hypothekenbank in Essen.
***) after deduction of unpaid capital subscriptions in 1993

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Company

Committees

Board of Managing Directors

Hubert Schulte-Kemper, Marl, Chairman
Michael Fröhner, Dortmund

Executive Vice Presidents

Hans-Jürgen Kröncke, Haltern
Norbert Boddenberg, Essen

Trustees

Dieter Eberle, Lawyer, Essen
Dr. rer. pol. Thomas Geer, Essen (since Oct 16, 2001) Deputy
Rolf Dahlmann, Essen (since April 1, 2004) Deputy

Supervisory Board

Dr. Eric Strutz
Chairman; Member of the Board of Managing Directors, Commerzbank AG, Frankfurt/Main

Berta Schuppli
Deputy Chairman, Wiesbaden

Erich Labs
Hypothekenbank in Essen AG, Essen

Kurt Müller
Hypothekenbank in Essen AG, Essen

Wolfgang Hartmann
Member of the Board of Managing Directors,
Commerzbank AG, Frankfurt/Main

Dr. Renate Krümmer
Executive Vice President
Group Strategy and Controlling,
Commerzbank AG, Frankfurt/Main

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Advisory Council

Dr. Axel Frhr. v. Ruedorffer
Chairman (since March 18, 2004); Member of the Central Advisory Board, Commerzbank AG , Frankfurt/Main

Dr. Friedel Abel
Chairman of the Board of Managing Directors, Hochtief Construction AG, Essen

Harold Hörauf
Member of the Supervisory Board HSBC Trinkaus & Burkhardt KGaA, Düsseldorf

Dr. Hans-Joachim Jacob
Auditor, Darmstadt

Prof. em. Dr. Paul Klemmer, President of the Verband für Wohnungswesen, Städtebau und Raumordnung e.V., Berlin
† July 26, 2005

Uwe Kruschinski
Member of the Board of Managing Directors, Bankgesellschaft Berlin AG,
Berlin

Hermann Marth
Chairman of the Board of Managing

Directors, RAG Immobilien AG, Essen

Klaus Pohl
General Manager of the Treuhandstelle für Wohnungsunternehmen in Bayern GmbH, Munich

Dr. Udo Scheffel
Chairman of the Management Board of the Bayerische Bau und Immobilien GmbH & Co. KG, Munich

Dr. Wolfgang Schuppli
Lawyer, Wiesbaden

Priv. Doz. Dr. Ulf R. Siebel
Lawyer, Frankfurt/Main

rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
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Company

Branches and Offices

Head Office

Essen
Gildehofstr. 1
D-45127 Essen
Postfach 10 18 61
D-45018 Essen

Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-2 00
Fax Treasury:
+49 2 01 81 35-399

Registered under
HRB Essen No. 7083

E-mail: info@essenhyp.com
Internet: www.essenhyp.com

Lending Offices

Berlin
Jägerstraße 58
D-10117 Berlin
Tel.: +49 30 81 45 07-10
Fax: +49 30 81 45 07-29
berlin@essenhyp.com

Munich
Romanstr. 43
D-80639 Munich
Tel.: +49 89 29 16 17 52
Fax: +49 89 29 16 17 54
muenchen@essenhyp.com

Frankfurt
Westendstr. 19
D-60325 Frankfurt
Tel.: +49 69 17 20 65
frankfurt@essenhyp.com

Hamburg
Fleethof- Stadthausbrücke 1
D-20355 Hamburg
Tel.: +49 40 32 52 43-00
Fax: +49 40 32 52 43-29
hamburg@essenhyp.com

Representative Offices

Brussels
Rue de l'Amazone 2
Amazonestraat 2
Bruxelles B-1050 Brussel
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96
bruessel@essenhyp.com

London
Commerzbank House
6th Floor, 60 Gracechurch Street
London EC3V 0HR
Great Britain
Tel.: 00 44 20 72 83 31 42
Fax: 00 44 20 72 83 26 49

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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

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On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

london@essenhyp.com

Paris
9, avenue de Friedland
75008 Paris
France
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39
paris@essenhyp.com

New York
375 Park Avenue
26th Floor, Suite 2603
New York, NY 10152
USA
Tel.: +1/212/750 8855
Fax: +1/212/750 8555
newyork@essenhyp.com

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rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» **more** (PDF)

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» **more**

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » **more**

Interest Rate Forecast Meeting
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External Links

- Commerzbank - Our Major Shareholder
- vdp - Verband deutscher Pfandbriefbanken (Association of German Pfandbrief Banks)

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Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» **more** (PDF)

***Economic and Interest* Rate Outlook G3**
» **more**

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » **more**

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Company

Imprint

Hypothekenbank in Essen Aktiengesellschaft is a stock corporation (Aktiengesellschaft) under German law. The bank has its registered office in Essen/Germany and is incorporated in the German Register of Companies (Handelsregister) under HRB No. 7083. The bank and its business activities are subject to the supervision of the Federal Financial Supervisory Authority (BAFin).



Pursuant to Section 27 (a) of the German Value Added Tax Act (UStG) and Article 22 (1) of the Sixth Council Directive 77/388/EEC of May 17, 1977 on the harmonization of the laws of the Member States relating to turnover taxes, the VAT identification number of Hypothekenbank in Essen AG is DE 119654158.

The server for these sites is located in Essen/Germany.

Hypothekenbank in Essen Aktiengesellschaft
Gildehofstraße 1
45127 Essen / Germany
Tel.: +49 201 8135-0
Fax: +49 201 8135-200
▷ E-mail: info@essenhyp.com

Public Relations Management
Tel.: +49 201 8135-495
Fax: +49 201 8135-469

Support Office of the Board of Managing Directors
Tel.: +49 201 8135-391

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Credit Research
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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

Fax: +49 201 8135-200

Board of Managing Directors
Hubert Schulte-Kemper
Michael Fröhner

We have tasked Eurohypo AG,
Rheinstr.3, 65425 Rüsselsheim/Germany,
with the credit servicing process, i.e. the granting and management of loans and the administration of the securities that relate to these loans.

For this purpose, we have authorized and empowered Eurohypo AG to carry out any task relating to credit servicing on our behalf, even prior to loan approval. This authorization includes, in particular, the correspondence with notaries public, land registries, authorities and credit institutions, as well as the issuing of declarations in conjunction with our claims, legal charges and other securities.

Since July 2003 the STATER Deutschland GmbH & Co KG, Hochkreuzallee 1, 53175 Bonn, is also responsible for the credit service, i.e. the administration of loans.

This website has been designed by:

vE & K Werbeagentur GmbH & Co. KG
Herthastr. 7
45131 Essen / Germany
Tel.: +49 201 43772-0
Fax: +49 201 43772-30
▷ E-mail: **info@ve-k.de**
▷ Internet: www.ve-k.de

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rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» **more** (PDF)

Economic and Interest Rate Outlook G3
» **more**

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » **more**

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» **more**

ESSEN HYP

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Success needs far-sightedness

This is where you will find facts and figures about Hypothekenbank in Essen AG, including our Annual and Interim Reports, which are available for download. If you wish to learn more about Hypothekenbank in Essen AG, just browse through our presentations on *our recent roadshows and* our last Capital Market Conference.

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vdp-Pfandbrief Curve



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Credit Research
Last update
November 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» **more** (PDF)

***Economic and Interest* Rate Outlook G3**
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

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Downloads

These items are available:

- Interim Report as of September 30, 2005 (pdf)

- Annual Report 2004 (pdf)
- In the Spotlight: International Real Estate Projects (pdf)
- Annual Report 2003 (pdf)
- Press Release Annual Report 2003 (pdf)
- Annual Report 2002 (pdf)
- Press Release Annual Report (pdf)
- Annual Report 2001 (pdf)
- Press Release Annual Report (pdf)

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Credit Research
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November 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

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Impressions

- 03.03.2005, Hotel Metropol, Moskau
- 10.02.2005, Stadshuset, Stockholm
- Impressions of our Annual Reception on March 17, 2005

- 23.06.2004, John F. Kennedy Library, Boston
- 21.06.2004, Mandarin Oriental, New York

- 16.02.2004, Commerzbank-Tower, Frankfurt
- 26.01.2004, Hotel Principe di Savoia, Milano
- 13.01.2004, Szépmüvészeti Múzeumba, Budapest
- 28.11.2003, Grand Hôtel Intercontinental, Paris
- 27.11.2003, Victoria and Albert Museum, London
- 21.11.2003, Fundacion Real Fábrica de Tapices, Madrid

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vdp-Pfandbrief Curve



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Credit Research
Last update
November 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

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Capital Market Conference

4th Capital Market Conference June 15–16, 2005

The success story of our Capital Market Conferences continues

Over the years, the International Capital Market Conference of Hypothekenbank in Essen AG has become an internationally established forum for the German *Pfandbrief*. "It is a pleasure for us to continue our tradition of an open dialogue this year," emphasized Mr. Hubert Schulte-Kemper, Chairman of the Board of Managing Directors. The guest speech during the opening event was held by Gyula Horn, the former Prime Minister of the Republic of Hungary.

One key issue looked at during the conference was the new German *Pfandbrief* Act, which will come into effect in a few days. Since its foundation in 1987, Hypothekenbank in Essen AG has made a major contribution in establishing Jumbo and Global *Pfandbriefe* as an attractive investment – and in increasing their quality standards. Our success in this business segment made us one of the biggest private issuers worldwide. Demand from international investors for covered bonds has kept increasing. This is why several countries now launch covered bonds that are modeled on the German *Pfandbrief*. Consequently, our discussions focused on developing joint strategies to preserve and strengthen the *Pfandbrief's* position as an attractive investment, combining attractive yields and low risk. Other issues discussed during the conference include issuance conditions for covered bonds, true sales, structured *Pfandbriefe*, trends in public-private partnerships and the future competitiveness of Germany as an economic location. Capital market executives, analysts, investment specialists, experts and investors from all over the world took the opportunity to share their views on the international capital markets and global economic developments in several lectures and discussion panels. The opinion of the participants was unanimous: Essen Hyp's capital market conference is an event not to be missed by capital market players, and even the longest journey to Essen is worthwhile.

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Credit Research
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November 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

- **Impressions of the 4th Capital Market Conference**
- **Videos and Download presentations**

- **Impressions 3rd Capital Market Conference**

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rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

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Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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The information and statements contained in the web sites of Hypothekenbank in Essen AG have been carefully reviewed and/or obtained from unchecked publicly accessible sources we believe to be reliable. However, we have only checked the information obtained from these sources for plausibility and not for accuracy. Despite all care, Hypothekenbank in Essen AG does not assume any liability or guarantee for the timeliness, completeness and accuracy of the information provided on its web sites. The same applies to information obtained from other web sites, which can be accessed via hyperlinks. Hypothekenbank in Essen AG assumes no responsibility for the contents of such web sites.

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The data contained in our web sites and/or the publications available for download do not include all material information that would be required for an investment decision. They merely constitute non-binding statements and views about markets and products believed to be correct at the time of publication. In particular, the information does not constitute an offer in the legal sense of the term.

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This privacy statement applies to **www.essenhyp.de** and **www.essenhyp.com**, the web sites of Hypothekenbank in Essen AG. As

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Credit Research

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November 2005

» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A

On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.

» more (PDF)

Public-sector Pfandbrief rating upgraded

With effect from February 17, 2005 Moody´s upgraded the

the owner of these sites, Hypothekenbank in Essen AG is responsible for their contents. The pages of our web sites may contain links to other content providers inside or outside of Hypothekenbank in Essen AG to whom this privacy statement does not apply. Personal data received via the web sites of Hypothekenbank in Essen AG will only be collected, processed and used in accordance with the provisions of German data protection and privacy laws.

How will personal data and information received from you be used?
Various types of personal data and other information result from our web sites. We will use this data as follows:

- If you send us a message or give us instructions online (e.g. you order a copy of our Annual Report), we will use the data submitted by you only for the purpose of processing your request.
- If you register for a certain service (e.g. an e-mail newsletter), we will use the personal data received from you only to the extent that this is required for providing such service.
- We keep anonymous records of the hits our web sites receive. These records are evaluated for statistical purposes, in order to analyze and continually improve the navigation structure of our web sites.
  Depending on the access protocol the following information will be included in the log file:
  - IP address of the remote computer
  - date and time of the request
  - information submitted by the remote computer (e.g. file name)
  - access status of the web server (file transferred, file not found, command not processed etc.)
  - name of the requested file
  - URL from which the file was requested and/or the requested service was accessed
  - information about the web browser used

Who will process and have access to the personal data and information received from you?
Your enquiries and messages will be processed by employees of Hypothekenbank in Essen AG. The technical implementation of our web

rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

sites is the responsibility of an external service provider. This service provider has undertaken to process any and all personal data and information received via our web sites only in accordance with the instructions of Hypothekenbank in Essen AG. We will not pass on any personal data and information received from you to third companies.

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ESSEN HYP

Infopool

Press



Contact:
Dr. Kerstin Kipper
Tel.: +49/201/8135-626
Fax: +49/201/8135-135
E-Mail: kerstin.kipper@essenhyp.com

▷ **Press Release of Hypothekenbank in Essen AG as of December 13, 2005. "Moody's upgraded the rating of Essen Hyp's mortgage Pfandbriefe from Aa2 to Aa1"**

▷ **Press Release "Essen Hyp captures the U.S. market with its new Pfandbrief" as of December 1, 2005**

▷ **Press Release "FitchRatings upgrades Essen Hyp rating from A- to A" as of November 3, 2005**

▷ **Press Release "Interest Rate Experts Meet at Essen Hyp" as of November 2, 2005**

▷ **Press Release "Essen Hyp's business and earnings performance once again satisfactory" concerning the Interim Report as of September 30, 2005**

▷ **Press Release "New Pfandbrief Act spurs Essen Hyp's capital market activities" (as of August 19, 2005)**

▷ **Press Release concerning the Business Results of Hypothekenbank in Essen AG (as of June 30, 2005)**

▷ **Press Release "More than 600 guests from all around the world at Essen Hyp's 4th International Capital Market Conference" (as of June 23, 2005 - PDF)**

▷ **Press Release "Dow Jones to launch index tracking the euro" (as of June 17, 2005 - PDF)**

» www.essenhyp.de
Search: [ ] go

vdp-Pfandbrief Curve



» more

Credit Research
Last update
November 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-

▷ **Press Release "America's Twin Deficits: Manageable Problems or Ticking Time Bombs?" (as of June 14, 2005 - PDF)**

▷ **Press Release "Essen Hyp will have a closer look at public private partnership projects" (as of June 10, 2005 - PDF)**

▷ **Press Release "World Economic Forum at Essen Hyp's Capital Market Conference" (as of June 9, 2005 - PDF)**

▷ **Press Release "Essen Hyp intensifies its business relations to investors from the Middle East" (as of June 8, 2005 - PDF)**

▷ Press Release "Lending business" (as of June 01, 2005 - PDF)

▷ Press Release "Interest Rate Forecast Meeting of Essen Hyp with Prof. Peter Bofinger" (as of March 22, 2005 - PDF)

▷ Press Release "Business results 2004" (as of March 18, 2005 - PDF)

▷ Press Release "Essen Hyp and Dr. Helmut Kohl in Moscow" (as of March 7, 2005 - PDF)

▷ Public-sector Pfandbrief rating upgraded (as of February 17, 2005 - PDF)

▷ Press Release "Essen Hyp and Dr. Helmut Kohl: Taking the Pfandbrief around the world" (as of February 16, 2005 - PDF)

▷ Press Release "Interest rates at an all-time low" (as of February 9, 2005 - PDF)

▷ Press Release "Hypothekenbank in Essen AG continues to grow" (as of January 27, 2005 - PDF)

▷ Press Release "Public-Sector Global Pfandbrief of Essen Hyp successfully placed" (as of November 11, 2004 - PDF)

▷ Press Release of Hypothekenbank in Essen AG concerning the Interim Report (as of September 30, 2004 - PDF)

▷ **Download picture (jpg 1.8 Mbyte) of Hubert Schulte-Kemper, Chairman of the Board of Managing Directors**

term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

ESSEN HYP

ome
nvestor Relations
redit Research
onds & Notes
inancial Reports
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inance
ompany
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ontact
Online Contact

Contact

Chairman of the Board of Managing Directors
Hubert Schulte-Kemper

Secretariat:
Tel.: +49 201 8135-301
Tel.: +49 201 8135-302

Member of the Board of Managing Directors
Michael Fröhner

Secretariat:
Tel.: +49 201 8135-311

Treasury

Secretariat:
Tel.: +49 201 8135-361
Tel.: +49 201 8135-362

Real Estate Finance Transaction Management

Secretariat:
Tel.: +49 201 8135-451

Corporate Management

Secretariat:
Tel.: +49 201 8135-361

Legal Department

Secretariat:
Tel.: +49 201 8135-484

National Real Estate Finance Marketing

Secretariat:
Tel.: +49 201 8135-636

Accounting and Taxes

Secretariat:
Tel.: +49 201 8135-601

International Real Estate Finance Marketing

Secretariat:
Tel.: +49 201 8135-632

Transaction Banking

Secretariat:
Tel.: +49 201 8135-601

Whether criticism, suggestions, wishes or questions - there are lots of

» www.essenhyp.de
Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update
November 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

reasons to send us an e-mail. Above all we welcome each response!

▷ Contact

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

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» www.essenhyp.de

Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update
November 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» **more** (PDF)

Economic and Interest Rate Outlook G3
» **more**

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » **more**

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» **more**